As filed with the United States Securities and Exchange Commission on June 4, 2014

Registration No. 333-196065

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PARNELL PHARMACEUTICALS HOLDINGS LTD

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Australia	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Unit 4, Century Estate
476 Gardeners Road
Alexandria 2015 NSW
Australia
Tel: + 61 2 9667 4411

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Robert T. Joseph
President and Chief Executive Officer
c/o Parnell, Inc.
9401 Indian Creek Parkway, Suite 1170
Overland Park, Kansas 66210
Tel: 913-312-0786

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Andrew P. Gilbert, Esq. David C. Schwartz, Esq. DLA Piper LLP (US) 51 John F. Kennedy Parkway, Suite 120 Short Hills, New Jersey 07078 Tel: (973) 520-2550 Fax: (973) 520-2575	Donald J. Murray, Esq. Covington & Burling, LLP 620 Eighth Avenue New York, New York 10018 Tel: (212) 841-1101 Fax: (646) 441-9101

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Offering Price(1)(2)	Amount of Registration Fee
Ordinary shares	$57,500,000	$7,406

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes ordinary shares subject to the underwriters’ option to purchase additional ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 4, 2014

PRELIMINARY PROSPECTUS

        Shares

Parnell Pharmaceuticals Holdings Ltd

Ordinary Shares

This is an initial public offering of ordinary shares of Parnell Pharmaceuticals Holdings Ltd, an Australian public company limited by shares. We are offering      ordinary shares and the selling shareholders named in this prospectus are offering a total of 337,500 ordinary shares. We will not receive any proceeds from the sale of ordinary shares offered by the selling shareholders.

Prior to this offering, there has been no public market for our ordinary shares. It is currently estimated that the initial public offering price per ordinary share will be between $     and $    . We intend to list our ordinary shares on The NASDAQ Global Market (“NASDAQ”) under the symbol “PARN.” We do not currently intend to list our ordinary shares on any other stock exchange.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 15 of this prospectus for certain factors you should consider before investing in our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ordinary share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to Us, before expenses	$	$
Proceeds to the Selling Stockholders before expenses	$	$

(1)	The underwriters will also be reimbursed for certain expenses incurred in this offering. See “Underwriting” for details.

Delivery of the ordinary shares is expected to be made on or about          , 2014. We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to a total of      additional ordinary shares. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $     and our total proceeds, before expenses, will be $    .

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”). We are also considered a “foreign private issuer.”

Joint Book Running Managers

Jefferies	Piper Jaffray

Co-Lead Managers

        JMP Securities      Ladenburg Thalmann & Co. Inc.

Co-Manager

Geller Biopharm

Prospectus dated         , 2014.

You may rely only on the information contained in this prospectus and any related free-writing prospectus that we authorize to be distributed to you. We have not, and the underwriters have not, authorized any person to provide you with information different from that contained in this prospectus or any related free-writing prospectus that we authorize to be distributed to you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus, unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the securities offered hereby.

In this prospectus, “Parnell,” the “Company,” “we,” “us,” and “our” refer to Parnell Pharmaceuticals Holdings Ltd and its subsidiaries, unless the context otherwise requires.

Unless otherwise indicated, all amounts presented in this prospectus are presented in U.S. dollars (USD). Solely for the convenience of the reader, this prospectus contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. Except as otherwise stated in this prospectus, all translations from Australian dollars to U.S. dollars are based on the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York on the date or year indicated. No representation is made that the Australian dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

i

All trademarks, trade names or service marks that are used in this prospectus are the property of their respective owners.

Unless otherwise indicated, the consolidated financial statements and related notes as of and for the fiscal years ended June 30, 2013 and 2012 and as of and for the nine months ended March 31, 2014 and March 31, 2013 and included elsewhere in this prospectus are presented in Australian Dollars (AUD) and have been prepared in accordance with Australian Accounting Standards and also comply with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board. References to a particular “fiscal year” are to our fiscal year ended June 30 of that year. References to a year other than a “fiscal” year are to the calendar year ended December 31.

Market data and industry statistics and forecasts used throughout this prospectus are based on independent industry publications, reports by market research firms and other published independent sources. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. While we believe the market information included in this prospectus is generally reliable, the future performance of the industry in which we operate and, as a result, our future prospects, are subject to a high degree of risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus.

Through and including            , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

PROSPECTUS SUMMARY

This summary highlights certain information about us, this offering and information appearing elsewhere in this prospectus and in the documents we incorporate by reference. This summary is not complete and does not contain all of the information that you should consider before investing in our securities. After you read this summary, to fully understand this offering and its consequences to you, you should read this entire prospectus carefully, including the information referred to under the heading “Risk Factors” in this prospectus beginning on page 15, and the financial statements and related notes that we incorporate by reference into this prospectus.

Overview

Our Company

We are a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions. We currently market five products for companion animals and production animals in 14 countries and augment our pharmaceutical products with our proprietary iKAM and mySYNCH® software platforms. These innovative technology solutions are designed to enhance the quality of life or performance of animals, while driving our customers’ operational efficiency and profitability. We believe our value-added solutions help establish us as a business partner with our customers rather than only as a commodity provider, differentiating us from our competitors.

In the last decade, we have significantly enhanced our core competencies across the entire pharmaceutical value chain. A key strength of our business is our clinical trial and regulatory development experience. We have conducted over 31 clinical trials across six countries in 70 trial sites during the last ten years. Our products have been approved by regulators in the United States, Europe, Canada, Australia, New Zealand and multiple other jurisdictions throughout Latin America, Asia, the Middle East and Africa. We are planning to conduct at least 25 additional clinical trials over the next four years. We have constructed a U.S. Food and Drug Administration, or FDA, inspected, sterile manufacturing facility located in Sydney, Australia, which we believe provides us with a low-cost and reliable supply of our products. We currently have approximately 75% available capacity above our current manufacturing demand, creating significant contract manufacturing and pipeline expansion opportunities. We intend to leverage these core competencies to bring at least seven new products to market over the next five years, addressing up to 12 indications, with a particular focus on the companion animal sector. We also expect to actively expand our pipeline through targeted development and in-licensing opportunities.

Our lead reproductive hormone products, estroPLAN® and GONAbreed®, are designed to safely and effectively improve cattle breeding performance and are currently marketed in 12 countries. We were the first company to achieve FDA approval for the indication of estrous synchronization in both dairy and beef cows. We market our reproductive hormone products in conjunction with our proprietary software platform, mySYNCHTM, in order to deliver superior breeding outcomes. Since launching in the U.S. in mid-2013, we have steadily acquired market share and we estimate that we typically enjoy a top three market share position in many other countries where we have been selling our products for many years.

Our disease-modifying product, Zydax®, for the treatment of osteoarthritis, or OA, in dogs and horses, stimulates the growth of new cartilage and inhibits cartilage breakdown. OA is a slowly progressive and often severely debilitating degenerative joint disease. We estimate that the market for OA in animals in the U.S. and the European Union, or EU, is over $410 million in annual sales of prescription drugs and the global market for alternative treatments is at least another $500 million in annual sales. The most common treatments for OA are anti-inflammatory drugs, which ease symptoms but do not address the underlying disease process. By contrast, Zydax is designed to enable veterinarians and animal owners to safely and effectively manage the cause of OA. Zydax has an excellent efficacy and safety profile, with one million doses sold, and has led to improved quality of life for dogs and improved performance of sport horses. We have marketed Zydax in Australia, New Zealand, Hong Kong, Singapore and the United Arab Emirates and we are seeking approval from the FDA for marketing in the U.S. and from the European Medicines Agency, or the EMA, for marketing in the EU. Assuming regulatory approval, we plan to launch Zydax for dogs in these markets in 2016. We were granted a patent related to the active pharmaceutical ingredient, or API, in Zydax in each of Australia and New Zealand. This patent expires in 2028, and we are seeking additional Zydax-related patent protection in other countries. In addition to Zydax we also have a nutraceutical product, Glyde®, which is a combination of glycoaminoglycans, a building block for cartilage (derived from chondroitin sulfate and glucosamine) and a potent natural anti-inflammatory, ecoisatetranoic acid (derived from green-lipped mussel powder). Glyde is currently marketed in the same countries where Zydax is approved.

We believe our products are differentiated through our complementary software platforms designed to assist our customers in maximizing the performance and efficiency they can derive from our products. iKAM, for companion animals, and mySYNCH, for dairy producers, provide our customers with a personalized software solution which is provided as a free service offering to our customers loaded onto a complementary tablet device. This software platform provides mobile and interactive education and diagnostics, data analytics and customer management capabilities. iKAM and mySYNCH also provide us with direct interaction with animal owners to manage and personalize their brand experience with our products. Our technology offerings enable us to partner with veterinarians and key distributors to increase customer interactions, brand recognition and overall customer satisfaction.

Our current revenues are derived from operations in 14 countries, with a direct marketing presence in Australia, New Zealand, Singapore, Hong Kong, Dubai and the U.S. We utilize a range of multi-national and local marketing partners in other markets including Canada, the Middle East and Africa and will continue to seek additional marketing partners who can assist us in bringing our products to market in those geographies where we do not expect to establish a direct presence. We intend to enter the burgeoning Chinese market in the next two years, initially with our reproductive hormone products. During that time, we also intend to enter the Latin American market.

We believe that our fully-integrated, pharmaceutical value chain positions us to effectively and efficiently leverage our current product portfolios, expand and scale our pipeline of product candidates, elicit attractive in-licensing or acquisition opportunities and seek vertical opportunities as a contract services provider. We believe that the combination of these capabilities and opportunities positions us to become a leading innovator in animal health products.

Our Segments

The animal health pharmaceutical industry is characterized by meaningful differences in customer needs across different animal species and regions. In addition, our FDA-inspected sterile manufacturing facility has different operational characteristics. As a result of these differences, among other things, we manage our operations through four separate reportable segments.

Companion Animal.  This segment covers our OA portfolios across both canine and equine species. It is responsible for sales of our patented product Zydax, along with the complementary product Glyde across Australia, New Zealand, the Middle East and Asia. We currently do not sell these products in the U.S. or EU markets, but we intend to enter such markets when and if regulatory approvals are obtained.

Production Animal — U.S.  This segment covers our reproductive hormone portfolio for production animals in the U.S. It is responsible for the sales of the first reproductive hormone products approved for the indication of estrous synchronization in both dairy and beef cows in the U.S.

Production Animal — Rest of World.  This segment covers our reproductive hormone portfolio for production animals across all regions outside of the U.S. It is responsible for the sales of these reproductive hormone products in Australia, New Zealand, the Middle East, Asia and Canada.

Manufacturing Operations.  This segment is responsible for the operation of our FDA-inspected sterile manufacturing facility and the manufacture and release of all of our pharmaceutical products. The manufacturing operations are also responsible for increasing factory utilization through exploration of future contract manufacturing opportunities.

Our Products and Product Candidates

In addition to our currently marketed products, we are developing a pipeline of clinical drug candidates that seek to deliver solutions to address unmet needs in companion animal health or address practical and financial challenges that veterinarians and farmers encounter with existing production animal therapies. Currently, we have seven product candidates for the treatment of up to 12 indications across several therapeutic areas and animal species in our pipeline. We also intend to leverage our established developmental capabilities to advance multiple in-house and in-licensed pipeline opportunities.

The following table presents information regarding our commercial products and our products under development.

In addition to developing therapeutics that deliver real solutions to unmet animal health needs, we believe some of our product candidates, including Zydax, PAR081, PAR121 and PAR122, may have the potential to be applied to human health. Assuming successful development of each of these product candidates for the animal health market, we would seek to partner with organizations that can assist in assessing the feasibility and potential development of these product candidates for human applications.

Pet Therapeutics and Production Animal Markets

The companion animal market is typically characterized by products for dogs, cats and horses. Pet ownership and per capita spending on pets is increasing globally as pet owners desire to foster a strong, long-lasting, human-animal bond.

Key factors contributing to the growth of companion animal products include:

•	Increasing pet ownership;
•	Growing disposable incomes, particularly in emerging markets;
•	Increasing medical needs of companion animals as they live longer and begin to experience many of the medical conditions seen in older humans; and
•	Growing emphasis on development of new medical therapies specifically for pets.

The American Pet Products Association, or APPA, reports U.S. consumers spent an estimated $53.0 billion on their pets in 2012, up 38% over 2006. The U.S. is the single largest pet market and currently 68% of U.S. households own a pet.

The production animal health industry is primarily focused on providing vaccines and pharmaceuticals. The industry is growing in response to increasing food demands from a growing global population. As standards of living improve, people’s appetite for animal protein grows. Therefore, it is important to consumers and livestock producers that the food supply is safe and nutritious and that livestock herds are kept free from disease by using proper husbandry, appropriate medicines, and vaccines. As a result, livestock owners are always looking for ways to improve production efficiency through the use of new, innovative, animal health products.

Our Marketed Products

Reproductive Hormones — estroPLAN and GONAbreed

We currently have two approved reproductive hormone products in the U.S., estroPLAN (cloprostenol sodium, a prostaglandin F2α, or PG, drug) and GONAbreed (gonadorelin acetate, a Gonadotropin Releasing Hormone, or GnRH, drug). We have marketed estroPLAN and GONAbreed in other markets for many years . In January 2013, GONAbreed was approved by the FDA for use in conjunction with estroPLAN in cattle breeding programs.

Our reproductive hormone products are used to increase successful pregnancy rates in dairy and beef cows. We believe that we have conducted more cattle breeding program trials over the last ten years than any other animal health company. We have also developed a proprietary technology platform, mySYNCH, to complement the use of estroPLAN and GONAbreed. Our product solutions help maximize pregnancy rates for our production animal customers. We believe this model of combining our high quality drug products with our proprietary technology platform improves profitability for producers, allowing us to gain market share from much larger animal health companies. Our approach also enhances the partnership between veterinarians and producers by allowing the veterinarian to become a consultant in the improvement of reproductive efficiency.

We currently provide our proprietary mySYNCH technology, which was developed to complement the use of estroPLAN and GONAbreed, to our production animal customers for free. mySYNCH provides these customers with mobile education, data analytics and reporting to help maximize pregnancy rates in their cows when using estroPLAN and GONAbreed. We believe we can further penetrate the U.S. market by leveraging our proprietary mySYNCH technology platforms, which helps our production animal customers manage reproduction activities on the farm and enhances the implementation of our reproductive hormones.

Although the active ingredients in both estroPLAN and GONAbreed are generic, there are opportunities to innovate the way the drugs are used in combination. For example, we have recently filed a method of use patent for a new breeding program, PROCEPT®, which is intended to increase conception rates from artificial insemination programs compared to the traditional combination use in what are called Ovsynch programs. We believe that a successful launch of the PROCEPT breeding program would solidify our position as a leader in clinical science insofar as we would be the first company to bring a new breeding program to the market for dairy and beef cows in many years.

Osteoarthritis — Zydax

Zydax (glucuronoxylan sulfate, or GXS) is a patented, sulfate ester with disease-modifying characteristics for the treatment of OA in dogs and horses. Zydax targets the core deficit of OA by impacting both the anabolic and catabolic pathways of articular cartilage metabolism. Zydax is approved in Australia and New Zealand for the treatment of OA in dogs and horses, and is marketed in Asia and the Middle East for the treatment of OA in horses. Specifically, Zydax stimulates proteoglycan synthesis, leading to the growth of new cartilage, and inhibits the expression of the aggrecanase 1 enzyme, which degrades and breaks down cartilage. Being a sulfate ester, Zydax also has some common properties with heparin as it reduces micro blood clots in joints, and thus improves blood flow leading to the enhancement of regenerative processes. We are presently seeking approval to market Zydax through the FDA and the EMA for the treatment of OA in dogs and horses. Under current market conditions, if approved, Zydax will be the only product with demonstrable disease modifying characteristics and will be a safe long-term therapy for OA in dogs and horses.

Zydax has been safely used in one million doses in dogs over seven years without the deleterious side effects common to many non-steroidal anti-inflammatory drugs, or NSAIDs. The safety section of the registration dossier for Zydax has been approved by the FDA including for safe combination use with NSAIDs, and therefore has the flexibility of being used both as an adjunctive and a first-line therapy.

In October 2008, we applied for various patent protections for the API in Zydax including composition of matter and method of manufacture. The patent was granted in Australia and New Zealand in 2013 (expiring in October 2028) and is currently undergoing examination in other countries, including the U.S., and if granted, would provide patent protection until at least 2029.

We have successfully completed pilot efficacy studies in dogs. All of our studies for Zydax in dogs to date have been undertaken with protocol concurrence by the FDA. Consequently, we believe the FDA agrees in principle with the design of the studies, and will not alter its requirements in the future for the requisite trial unless public or animal health concerns emerge. We expect to commence the pivotal efficacy study in 2014, concluding in 2015. We are working with Lonza Group AG, or Lonza, to synthesize the API for Zydax in order to complete the Drug Master File, or DMF, for submission to the FDA in the Chemistry and Manufacturing Controls, or CMC, section of our dossier. We expect Lonza to complete this work in 2014. We therefore anticipate filing the remaining sections of the Zydax dossier (efficacy and CMCs) in the first-half of 2015.

We also expect to complete safety and efficacy studies in horses during 2014 and 2015 under FDA protocol concurrences. The market for Zydax for horses is significant, especially in those countries where horse racing is popular. To date, Zydax has been sold in Australia, Hong Kong, Singapore, New Zealand and Dubai. We are engaged in FDA and EMA approval processes to gain approval to market Zydax for horses in the U.S. and Europe. We expect to also target the Chinese and Japanese markets.

Our Product Candidates

Reproductive Hormones — GONADOPROTM

GONADOPRO is a novel combination formulation of gonadorelin acetate (the API in GONAbreed) and progesterone. This combination product would be used in the same cattle breeding programs as estroPLAN and GONAbreed, but is expected to improve pregnancy rates to fixed time artificial insemination, or FTAI, by approximately 15% to 30%. GONADOPRO employs a combination formulation of GnRH and progesterone, or P4, given as an intramuscular injection. Both drugs are well-established in dairy reproduction, but the use of P4 is confined to intravaginal devices. GONADOPRO is expected to be given instead of the first GnRH injection within the Ovsynch program, obviating the need for intravaginal devices, but potentially delivering the same uplift in conception rates currently obtained from using intravaginal P4 devices. Improving pregnancy rates is core to the profitability of a dairy operation; if a cow does not calve each year it will not continue to produce milk. Despite the array of protocols that have been developed to improve pregnancy rates, no new injectable drug product has been proposed for several decades.

Propofol-based Anesthetic — PAR081

We are currently developing PAR081, a novel propofol-based product for general anesthesia and sedation in dogs and cats. Propofol is the most commonly used anesthetic agent in both the human and animal health markets, but all current propofol-based products share certain problems or shortcomings because they are a lipid-based emulsion, including the risk of bacterial contamination. PAR081 seeks to overcome the issues associated with all currently available propofol-based products, thus providing a much needed improvement to a widely popular anesthetic agent.

Laminits in Horses and Diabetes in Dogs — PAR101

We are developing PAR101 to treat laminitis, an inflammation of the hoof wall characterized by pain and loss of mobility in horses. Laminitis is a common, debilitating and progressive disease that has resulted in highly publicized fatalities in elite racing horses. It also causes temporary or permanent loss of function in sport, working and pleasure horses with repeat bouts resulting in euthanasia. Currently, there are no effective therapies to prevent or reverse laminitis, but rather there is a focus on symptomatic treatments, diet restrictions and exercise.

Insulin resistance and hyperinsulinaemia are increasingly recognized as important predisposing factors in the development of laminitis. We are investigating various compounds that are typically used in the treatment of type 2 diabetes in humans with a view to re-purpose these compounds to equine laminitis treatment.

In addition, knowledge of diabetes mellitus in humans, and in particular the link to obesity and insulin resistance, is expected to apply to dogs. Obesity in dogs is on the rise, and the PAR101 compounds are expected to provide benefit in targeting potential causes of insulin resistance in dogs.

If approved for each indication, we believe PAR101 will be a first-in-class product for laminitis treatment and control of diabetes in dogs.

Orthopedics — PAR121 and Dermatology — PAR122

We have licensed an array of intellectual property from CIMTECH Pty Ltd, which has provided us with a development opportunity in the large orthopedics and dermatology markets for several animal species as well as potential human applications. PAR121 may have therapeutic applications in bone-related diseases and injuries in dogs, cats and horses. It has been shown in pre-clinical studies to significantly enhance bone healing post-fracture. PAR122 has potential applications in atopic dermatitis and other dermatological conditions. It has been shown to substantially increase the thickness of the dermis of skin which is frequently diminished in conditions requiring the topical application of corticosteroids such as atopic dermatitis.

Mastitis — PAR061

PAR061 is a novel injectable antibiotic prodrug. A prodrug is a biologically inactive compound that becomes active once metabolized in the body . We are using the prodrug model to develop a treatment for clinical and sub-clinical mastitis, an inflammation of the mammary gland (udder), in dairy cows. All current dry cow mastitis therapies (the most commonly treated form of mastitis) require an infusion of an antibiotic paste directly into the teats of the udder. This process is cumbersome and laborious requiring the farmer to climb under the cow to apply the dry cow mastitis treatments. We believe PAR061 could revolutionize the way dry cow therapies are applied by being a simple intramuscular injection which would result in substantial farm labor savings and efficiency improvements.

Our Other Products and Programs

Glyde

In Australia, we currently market a dual joint care program that combines our Zydax injectable product with a daily dose of Glyde Powder, our at-home nutraceutical treatment which contains a therapeutic dose of the building blocks of cartilage; glycosaminoglycans (glucosamine and chondroitin) and a proven dose of eicosatetranoic acid derived from green-lipped mussel powder, a potent natural anti-inflammatory. Glyde

Chews, our next installment in our OA innovation strategy, are a beef-flavored dog treats that facilitate treatment and enhance the customer experience. We believe Glyde Chews will significantly expand our OA offering in late 2014.

Tergive®

In Australia we also market an NSAID, called Tergive. Tergive is an injectable NSAID that contains carprofen, the same active ingredient in the market leading product Rimadyl® which is marketed by Zoetis. Tergive is an improved formulation of Rimadyl that is less viscous and as a result is easier to inject. It is also stable at room temperature and has a six-month in-use stability which means it is overall a desirable product for veterinarians to use in the clinic. We anticipate that we will seek a generic registration for Tergive in the U.S. to be marketed in conjunction with Zydax and Glyde once they are approved.

PROCEPT

We have been marketing our current reproductive hormone products, estroPLAN and GONAbreed, for more than ten years in over 14 countries. We were one of the first companies to gain approval for the use of a prostaglandin (drug class of estroPLAN) with a GnRH (drug class of GONAbreed) for estrous synchronization to allow for FTAI in a breeding program commonly referred to as Ovsynch. While the active ingredients in both products are generic, there is an opportunity to innovate the original Ovsynch breeding program by the timing and sequence of the drug injections within this program. Consistent with that innovation, we plan to file multiple applications for method of use patents for our PROCEPT breeding program which is intended to increase conception rates in artificial insemination, or AI, programs by 10% to 15% as compared to the Ovsynch program.

Our Strategy

Our objective is to become a leading provider of animal health solutions that enhances the quality of life or performance of animals and enhances operational efficiency and profitability for veterinarians and farmers. We seek to differentiate ourselves from other animal health companies through leadership in clinical science in our chosen therapeutic areas and integration of our proprietary technology platforms with our animal health products.

We intend to leverage our experience and drug development infrastructure to predominantly focus on the growing companion animal market and we will continue our activities in the production animal sector which is being driven by increasing global demand for animal proteins. We plan to focus on long-term therapies for conditions with a high prevalence rate and high propensity for treatment by animal owners. We also plan to utilize our proprietary technology platforms to differentiate our product offerings.

We plan to accomplish these goals by:

Capturing market share of reproductive hormones in the U.S.  Our product and technology solutions are designed to maximize customer outcomes and develop brand recognition with these customers. We market our solutions through a newly-established direct sales force covering the top 20 states in the dairy sector, representing 80% of the dairy cows in the U.S.

Completing our regulatory development of Zydax for launch in the U.S. and European markets.  We are focusing on completing the regulatory development work for approval of Zydax in the U.S. and Europe.

Expanding our market share of Zydax for dogs in Australia through the roll-out of the next generation iKAM.  We believe we can further penetrate our current markets by leveraging our propriety iKAM technology platform in order to promote Zydax. iKAM enables us to interact with dog owners in a unique way that enhances an ongoing direct relationship and differentiates us from our competitors.

Expanding our innovative OA therapeutic offering in Australia by launching Glyde Chews.  In Australia, we currently market a dual joint care program that combines our Zydax injectable product with a daily dose of Glyde Powder. Glyde Chews are a beef-flavored treat that will be the next installment in our OA innovation strategy.

Continuing development of existing pipeline products.  We plan to progress the remainder of our current pipeline of product candidates through proof-of-concept stage and in to animal studies in 2014 and 2015.

Expanding our existing pipeline.  Our goal is to bring a new product to market each year commencing in 2015 through a combination of business development and potential in-licensing activities. We are currently reviewing the attractiveness and feasibility of several potential new projects. As a result, we expect our pipeline to continue to expand as we pursue congruent opportunities.

Developing market entry plans for China and Europe for our reproductive hormone.  We have invested in market investigations and partnering discussions in China and Europe over the last several years, and we intend to focus on multiple growth opportunities in these regions.

Maintaining market share in our established reproductive hormone markets through the roll-out of the next generation of mySYNCH tools.  We plan to solidify our market position in Australia and New Zealand by leveraging the mySYNCH technology and launching the new PROCEPT breeding protocol.

Expanding our global Sales and Marketing capabilities.  We expect to expand our current sales and marketing capabilities in order to market and distribute our current and pipeline product candidates in all major markets we seek to enter. We will do this through a combination of a direct presence and strategic partnerships. In those markets where we elect to establish a direct presence, we will seek to replicate the successful business model we have used in Australia (companion animal) and New Zealand (production animal).

Identifying and pursuing contract manufacturing opportunities.  We have constructed and commissioned our manufacturing facility in Sydney, classified as acceptable by the FDA in January 2013. We currently have approximately 75% available capacity at this facility, which we believe we can leverage for contract manufacturing opportunities including projects focused on pilot or research and development, or R&D, batches for biotechnology companies for use in clinical trial materials.

Risks Related to Our Business

Our ability to successfully implement our business strategy is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others:

•	We have incurred a loss in our most recent fiscal year and for the nine months ended March 31, 2014. If we do not increase our revenues, we will continue to incur losses and may be reliant upon external capital in order to continue to fund our operations. Failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts.
•	Sales of our existing reproductive hormones and OA products may decline as a result of increased competition and other market factors.
•	Zydax, our most advanced product candidate, may take longer to, or may never, receive regulatory approval in the U.S., Europe or in any other significant market.
•	We previously entered into a Distribution and Supply Agreement with Elanco, a division of Eli Lilly and Company, in relation to our osteoarthritis product Zydax for dogs. Elanco has requested that we allow them to terminate the contract due to non-specified internal reasons. We are currently negotiating with Elanco as to how to terminate this agreement and in particular what the consequence will be in relation to the $2.0 million establishment fee that Elanco paid to us at the time of entering into the agreement and any potential delay damage payments. Failure to negotiate a satisfactory termination of the agreement with Elanco could potentially result in us having to repay the establishment fees received and/or certain damage payments.

•	The API for all our products and product candidates is supplied by contract manufacturers. If these third party suppliers discontinue our supply relationship or are unable to supply our needs on a timely basis or on terms and conditions acceptable to us, we may experience significant disruption to the continuation of our sales.
•	Our pipeline of product candidates will require contract manufacturers to develop manufacturing processes for the development of API for our product candidates. These processes may take substantially longer and cost significantly more than we anticipate.
•	We have not yet signed a long-term supply agreement with Lonza for the manufacture and supply of the API contained in Zydax. Our failure to secure a long-term supply agreement may negatively impact our ability to timely launch Zydax into new markets, which may result in a material adverse effect upon our ability to timely grow our business.
•	We have supply agreements in place for the API contained in our estroPLAN and GONAbreed products. If these contractual arrangements terminate or are otherwise not renewed, our ability to timely acquire the necessary API will be impaired and may result in a material adverse effect on our business and financial condition.
•	Our market is highly competitive and failure to compete successfully could have a material adverse effect on our business, financial condition, and results of operations.
•	While we currently have an agreement with Elanco to market Zydax for the treatment of OA in dogs in all countries outside Australia, it is expected that this agreement will be terminated in the coming months. This will require us to identify alternative partners to distribute and market our products in those markets where we do not have or do not expect to have a direct presence.
•	Our manufacturing facility is regulated by multiple governmental bodies including the FDA, the Australian Pesticides and Veterinary Medicines Authority, or APVMA, and Health Canada, among others. Some or all of these regulators may suspend or revoke their approval of this facility which could substantially harm our business.
•	We have limited redundancy built into our Information Technology systems.

Corporate Information

We were incorporated as a proprietary company limited by shares in Australia on June 25, 2009 as part of our corporate restructuring that occurred on July 10, 2009. Pursuant to a Share Exchange Agreement, we acquired all of the outstanding share capital of Parnell Laboratories (Aust) Pty Ltd, which was beneficially owned by Dr. Alan Bell, Chairman of our Board of Directors and had been trading since September 1986. In connection with this initial public offering on April 28, 2014, we converted our corporate status under the Australian Corporations Act 2001 (Cth), or the Corporations Act, from a proprietary company limited by shares to that of a public company limited by shares and will become effective when the Australian Securities and Investments Commission alters the registration details of our corporate entity. On April 28, 2014, we effected a ten-for-one consolidation of our ordinary shares, which has the effect of a ten-for-one reverse stock split, and will become effective when the Australian Securities and Investments Commission alters the registration details of our corporate entity. As a result, all references to ordinary shares, options and warrants, as well as share, per share data and related information in this prospectus have been retroactively adjusted, where applicable, to reflect the reverse stock split as if it had occurred at the beginning of the earliest period presented.

Our principal executive offices are located at Unit 4 Century Estate, 476 Gardeners Rd, Alexandria, NSW, 2015, Australia. We also have an executive office at 9401 Indian Creek Parkway, Suite 1170, Overland Park, Kansas 66210. Our main telephone number in Australia is 61-2-9667-4411, and our main telephone number in the U.S. is (913) 312-0786. Our corporate website address is www.parnell.com. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

Implications of Being an Emerging Growth Company

Pursuant to The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we are classified as an “Emerging Growth Company.” Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our auditor will not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a five-year transition period.

Pursuant to the JOBS Act, we will remain an Emerging Growth Company until the earliest of:

•	the last day of our fiscal year following the fifth anniversary of the date of our initial public offering of ordinary shares;
•	the last day of our fiscal year in which we have annual gross revenue of $1.0 billion or more;
•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and
•	the date on which we are deemed to be a “large accelerated filer,” which will occur at such time as we (a) have an aggregate worldwide market value of ordinary shares held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months, and (c) have filed at least one annual report pursuant to the Exchange Act.

Implications of Being a Foreign Private Issuer

We are also considered a “foreign private issuer.” In our capacity as a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

THE OFFERING

Issuer
Parnell Pharmaceuticals Holdings Ltd
Ordinary shares offered by us
ordinary shares ( ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full).
Ordinary shares offered by the selling shareholders
337,500 ordinary shares (390,441 ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full).
Total ordinary shares offered in this offering
ordinary shares.
Use of proceeds
We intend to use the proceeds we receive from this offering to repay approximately $25.0 million of then-outstanding principal amounts and $2.1 million in then-outstanding interest under our credit facility with SWK Funding LLC, dated as of January 23, 2014, which matures on January 23, 2021. Approximately $20 million will be used for further development of our product candidates (approximately $10 – 20 million) and, expansion of our commercial infrastructure (approximately $5 – 10 million) in anticipation of future product launches, potential acquisitions or in-licenses and for other general corporate and working capital purposes. We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders. See “Use of Proceeds.”
Option to purchase additional shares
The underwriters have an option to purchase up to additional ordinary shares, including ordinary shares offered by us and 52,941 ordinary shares offered by the selling stockholders. See “Underwriting.”
Ordinary shares to be outstanding immediately after this offering ordinary shares ( ordinary shares if the underwriters exercise their option to purchase additional shares in full).
On April 28, 2014, we effected a ten-for-one consolidation of our ordinary shares, which had the effect of a reverse stock split, and will become effective when the Australian Securities and Investments Commission alters the registration details of our corporate entity. As a result, all references to ordinary shares, options and warrants, as well as ordinary share, per share data and related information in this prospectus have been retroactively adjusted, where applicable, to reflect the reverse stock split as if it had occurred at the beginning of the earliest period presented.
Directed share program
At our request, the underwriters have reserved for sale at the initial public offering price up to shares of common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing shares in the offering. The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Shares purchased by participants who have entered into lock-up agreements as contemplated in the “Underwriting” section of this prospectus will be subject to the 180-day lockup restriction described therein. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.
Proposed NASDAQ symbol
“PARN”
Risk Factors
An investment in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 15 of this prospectus and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

The number of ordinary shares to be outstanding after this offering does not take into account an aggregate of 1,500,000 ordinary shares that will be reserved for future issuance under our 2014 Omnibus Equity Incentive Plan as of the closing of this offering.

Unless otherwise indicated, all information in this prospectus, including information relating to the number of ordinary shares to be outstanding immediately after the completion of this offering, assumes that the underwriters do not exercise their option to purchase additional shares and has been adjusted to reflect the ten-for-one consolidation of our ordinary shares, which had the effect of a reverse stock split and conversion of our status to a public company limited by shares, which we approved on April 28, 2014 and will become effective when the Australian Securities and Investments Commission alters the details of our corporate entity.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data as of June 30, 2013 and 2012 and for the two years ended June 30, 2013 and 2012 are derived from the audited consolidated financial statements of Parnell Pharmaceuticals Holdings Pty Ltd included elsewhere in this prospectus. The summary consolidated financial data as of March 31, 2014 and for the nine months ended March 31, 2014 and March 31, 2013 have been derived from the unaudited consolidated financial statements of Parnell Pharmaceuticals Holdings Pty Ltd included elsewhere in this prospectus. The unaudited consolidated financial statements for the interim periods included in this prospectus have been prepared on the same basis as our audited financial statements and, in the opinion of management, include all normal and recurring adjustments that we consider necessary for a fair presentation of the financial position and operating results for these periods.

Our historical results are not necessarily indicative of the results that may be expected for the year ending June 30, 2014 or any other future period. The operating results for the nine months ended March 31, 2014 are not necessarily indicative of the results that may be expected for a full year or any other interim period. Unless otherwise specified, all amounts are presented in Australian Dollars (AUD).

You should read the summary historical consolidated financial data set forth below in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

Statement of operations data:

	(in thousands)
	Nine Months Ended March 31, 2014	Nine Months Ended March 31, 2013	v%	Year Ended June 30, 2013	Year Ended June 30, 2012	v%
Revenues	4,301	4,581	(6%)	9,538	6,291	52%
Other Income	2,063	1,206	71%	2,203	6,319	(65%)
Costs and expenses	15,273	8,740	75%	15,893	11,941	33%
Income/(loss) before income tax (expense)/benefit	(8,909)	(2,953)	(202%)	(4,151)	670	(720%)
Income tax (expense)/benefit	2,532	369	586%	673	(603)	(212%)
(Loss)/income for the period	(6,377)	(2,584)	(147%)	(3,478)	67	(5,265%)
Other comprehensive income/(loss) for the period, net of tax	(626)	85	(835%)	(32)	126	(126%)
Total comprehensive income/(loss) for the period	(7,003)	(2,499)	(180%)	(3,510)	193	(1,920%)
Earnings per share:	Cents	Cents		Cents	Cents
Basic and diluted(1)	(78)	(34)		(46)	1
Weighted-average shares outstanding
Basic and diluted(1)	8,143,647	7,518,599		7,518,599	7,523,599

(1)	As noted above, all share, per share and related information has been retroactively adjusted, where applicable, to reflect the impact of the ten-for-one consolidation of our shares, which had the effect of a reverse share split, that we effected on April 28, 2014.

Balance sheet data:

	(in thousands)
	At March 31, 2014	At June 30, 2013	At June 30, 2012
Cash and cash equivalents	4,284	860	78
Total Assets	35,900	31,563	26,681
Borrowings, including current portion	30,105	20,200	11,943
Ordinary Shares	5,423	3,104	3,105
Total Equity	(2,296)	2,388	6,579

Other Financial data:

	(in thousands)
	Nine Months Ended March 31, 2014	Nine Months Ended March 31, 2013	v%	Year Ended June 30, 2013	Year Ended June 30, 2012	v%
Adjusted EBITDAOI	(4,609)	(1,941)	(137%)	(488)	(2,124)	77%

Certain amounts may reflect rounding adjustments.

(a)	Adjusted EBITDAOI (a non-GAAP financial measure) is defined as reported Earnings Before Interest, Tax, Depreciation, Amortization and Other Income (EBITDAOI) excluding certain significant items. The executive directors use Adjusted EBITDAOI, among other factors, to set performance goals and to measure the performance of the overall company, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Adjusted EBITDAOI.” Reconciliations of IFRS reported loss for the period to non-GAAP Adjusted EBITDAOI of the years ended June 30, 2013 and 2012 and nine months ended March 31, 2014 and 2013 are provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Adjusted EBITDAOI.”

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below, as well as the other information contained in this prospectus, including our financial statements and related notes, before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our ordinary shares could decline, and you may lose part or all of your investment.

Risks Related to Our Business

We have incurred a loss in our most recent fiscal year and for the nine months ended March 31, 2014. If we do not increase our revenues, we will continue to incur losses and may be reliant upon external capital in order to continue to fund our operations. Failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts.

In order to access global revenue opportunities and fund the investment in our product candidate pipeline, we divested certain legacy products and in part used the proceeds therefrom, along with debt financing and private placements, to expand our operating footprint, including the construction of our U.S. Food and Drug Administration, or FDA, inspected sterile manufacturing facility in Sydney, Australia. In addition, to enable the launch of our reproductive hormones products in the U.S. we invested in the establishment of our direct presence in the U.S. As a result of the divestiture and our investments in our manufacturing facility and a U.S. sales and marketing presence, our revenues were reduced, our expenses increased and we incurred a loss for fiscal year 2013 and for the nine months ended March 31, 2014. In order to become profitable, we will need to increase our revenues, including with respect to our reproductive hormones products in the U.S. We believe that the net proceeds from this offering will allow us to fund our operations and our debt obligations through at least the next 24 months. However, if we do not generate sufficient revenues from our operational activities, then we will continue to incur losses and may need to seek additional funds sooner than planned through public or private equity or debt financings or other sources, such as strategic collaborations. Such financings may result in dilution to shareholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If we are unable to access additional capital, we may be required to delay, limit, reduce or terminate our operations, research and development activities and commercialization efforts.

Sales of our existing reproductive hormones and osteoarthritis, or OA, products may decline as a result of increased competition and other market factors.

Over 50% of our revenues in fiscal year 2013 and for the nine months ended March 31, 2014 were derived from sales of our reproductive hormones products in markets outside the U.S., including Australia, New Zealand and the Middle East. At least in the near term, we are depending on our reproductive hormone products for revenues and profits. However, our reproductive hormone products have minimal patent protection, and therefore are susceptible to significant pricing and competitive pressures. In the Middle East, which accounted for approximately 9% of our fiscal year 2013 revenues and approximately 32% of our revenues for the nine months ended March 31, 2014 and in Canada, which accounted for approximately 22% of our fiscal year 2013 revenues and approximately 12% of our revenues for the nine months ended March 31, 2014, we are dependent upon distribution partners to market and sell our products. Although we have a direct sales presence in certain markets, we have a relatively mature product offering in relatively mature markets. In those markets where we have no direct sales presence, we have a limited ability to grow the market for our products. As a result of these competitive market pressures, we may see a decline in market share and, as a result, a decline in our revenue.

The market for our OA products is highly competitive. We currently sell our Zydax and Glyde products in Australia, but have experienced an increase in competition with a number of new entrants to the market, including new registered drugs as well as over-the-counter or nutraceutical offerings. Many of these competitors utilize consumer advertising to sell their products which can cause confusion in the market about individual product comparisons. Although all products which claim to treat or cure a disease or condition (including nutraceuticals) are required to be registered with the Australian Pesticides and Veterinary Medicines Authority, or APVMA, in practice there are a number of products which are not. As such, some competitors may make unjustified claims that to the untrained recipient or consumer seem believable. Thus competition in this product category in particular manifests as both other technologies/drugs but also a multitude of other competitive offerings that may not have to act to the same standard as we do. As OA is seen as a lucrative market, there is a strong attraction for new competitors to enter that market and we have experienced these dynamics in Australia over the last several years. While we have been able to grow our sales for our OA products in most years, we may not be able to continue to do so and we may see our existing revenues of Zydax and Glyde decline in future years due to increased competition.

Zydax, our most advanced product candidate, may take longer to, or may never, receive regulatory approval in the U.S., Europe or in any other significant market.

Our business model calls for growth predicated on the approval of our product candidates, including Zydax for the treatment of OA in dogs and horses. In order to obtain approval of Zydax for the treatment of OA in dogs, we are required to submit to the FDA three major sections of our dossier; Safety, Efficacy, and Chemistry and Manufacturing Controls, or CMC. We will also request a waiver for the environmental assessment. We have completed the safety section and submitted that to the FDA and had it approved. We must now fulfill the requirements of the two remaining sections. In particular we must successfully complete a pivotal efficacy study and submit a Drug Master File, or DMF, (among other components). Both of these undertakings bear risk of not being successful or at a minimum may take longer than we currently anticipate and/or cost more than projected. It may also be that either the FDA or European Medicines Agency, or EMA, grants approval but not the other.

When we first approached the FDA to seek the approval of Zydax for the treatment of OA in dogs, the Centre for Veterinary Medicines, or CVM, indicated a new requirement to utilize owner-assessed, clinical-success based outcomes. We undertook an initial efficacy trial to ascertain the effectiveness of Zydax as a treatment for the clinical signs of OA versus placebo. The results of this initial trial indicated that Zydax was effective at reducing the clinical signs of OA in dogs, but did not meet the FDA’s minimum assessable treated cases requirement. At that time we did not know how the newly established Canine Brief Pain Inventory, or CBPI, efficacy assessment tool would perform for this new purpose. As a result, our ability to prospectively define the appropriate “clinical success” definition for this study was limited, and as a result we used an arbitrary definition. Based upon this arbitrary definition of success, Zydax was not statistically different to placebo. However, it was learned that the CBPI model potentially lacks sensitivity in determining clinical success when the definition of success is set too low. When a full statistical analysis was completed, it indicated that Zydax was proven to be efficacious if the definition of “clinical success” was set at a higher level (i.e., if the owner had to perceive a more substantial improvement in the signs of OA). These experiences to date may indicate that the reliability of the CBPI tool is difficult to predict, and if we elect to use the CBPI tool in our future pivotal effectiveness study, we may not achieve a statistically significant outcome for our pre-determined “clinical success” outcome. This may result in delays to the approval of Zydax and may also result in additional costs to re-run clinical trials.

Our experiences to date with respect to Zydax in dogs may also be indicative of similar challenges that we may experience when studying Zydax for horses. Additionally, it may be difficult to enroll sport horses into an efficacy trial as many owners do not want their animals to risk being treated with placebo, and horses that are in active competition may be precluded from being administered a substance that may be deemed performance enhancing. As a result, an efficacy assessment trial in horses may take longer to enroll and complete, resulting in potential delays to approval and increased costs. Furthermore, there are limited available facilities in which to conduct a terminal study as is required for the Target Animal Safety study which may result in increased costs to run this trial. If we are unable to achieve a successful registration for Zydax in either dogs or horses in the U.S. or Europe, or other major markets, our future revenues would be significantly reduced.

An additional risk to the approval of Zydax for both dogs and horses is the ability of our contract Active Pharmaceutical Ingredient, or API, manufacturers to develop a robust and scalable commercial manufacturing process. We recently engaged Lonza Group AG, or Lonza, to perform certain process research and development, or R&D, activities relating to the API in Zydax (Glucoranoxylan Sulfate). Lonza has successfully completed the process R&D phase and commenced the scale-up of the production of the API for Zydax. This undertaking may take longer than we expect, cost more or may never be successful or at least not in a commercially feasible manner or if they do it may result in a significant increase in the cost of manufacture which would materially reduce our margins and thus profits. Even if Lonza does accomplish the scale up process, the CVM may not determine that the DMF is adequate and may require additional filings which may result in delays to approval and increased costs.

We previously entered into a Distribution and Supply Agreement with Elanco, a division of Eli Lilly and Company, in relation to our osteoarthritis product Zydax for dogs. Elanco has requested that we allow them to terminate the contract due to non-specified internal reasons. We are currently negotiating with Elanco as to how to terminate this agreement and in particular what the consequence will be in relation to the $2.0 million establishment fee that Elanco paid to us at the time of entering into the agreement and any potential delay damage payments. Failure to negotiate a satisfactory termination of the agreement with Elanco could potentially result in us having to repay the establishment fees received and/or certain damage payments.

In 2011, we entered into a Distribution and Supply Agreement with Elanco for the marketing and commercialization of Zydax for the treatment of OA in dogs in all countries, excluding Australia. Under the agreement, we are responsible for all development and regulatory approvals, as well as all related costs. In recognition of the stage of development of Zydax at the time the agreement commenced and the costs that would be incurred by us to obtain the registrations, Elanco agreed to pay an establishment fee totaling $5.5 million. Payment was specified as $2.0 million upon commencement, representing $1.3 million to obtain registration in the U.S. and $0.7 million to obtain registration in Europe. An additional payment totaling $3.5 million is due upon approval of Zydax, representing $2.25 million upon obtaining registration in the U.S. and $1.25 million for obtaining registration in Europe. These payments are non-refundable and non-creditable. In the event that we elect to terminate the agreement prior to December 31, 2016, we will be required to reimburse Elanco all establishment fee amounts paid by Elanco prior to the date of termination, totaling up to $5.5 million. In addition, if we were not able to obtain registration for Zydax in the U.S. or Europe before May 2014, and the force majeure clause is not applicable, we would be required to pay certain damages to Elanco in the amount of $0.16 million per month beginning in May 2014, and continuing until the earlier of (i) receipt of registration approval in the impacted country or (ii) the aggregate of such damages reaching a cap of $1.3 million with regard to the U.S., and $0.7 million with regard to Europe. Elanco has recently stated that due to internal non-specified reasons, it is now seeking to be released from the Agreement. Such termination by Elanco is not otherwise permitted under the contract. We are currently in negotiations with Elanco as to whether their request to terminate the contract within the next several months means that we would not be required to repay any establishment fees and whether any force majeure event has occurred which would impact any delay damages deemed to have been incurred. If we are not able to reach an agreement, and if a force majeure event is determined not to apply, we may be required to repay some or all of the establishment fees and/or pay certain delay damage payments upon termination of the agreement, which may cause us to experience a decrease in operating cash.

While we currently have an agreement with Elanco to market Zydax for the treatment of OA in dogs in all countries outside Australia, it is expected that this agreement will be terminated in the coming months. This will require us to identify alternative partners to distribute and market our products in those markets where we do not have or do not expect to have a direct presence.

We currently have the capability to market companion animal and production animal drugs in those markets where we have an existing presence, but we are reliant on partner organizations to distribute and market our products, including Zydax for dogs, in those markets where we do not currently have a presence or we do not expect to establish a presence. Upon termination of the agreement with Elanco which we expect will occur within the next several months, and prior to obtaining approval of Zydax for dogs in the U.S. and EU, we would need to identify an alternative distribution strategy including potentially seeking a new partner in those markets where we are unrepresented. While we are aware of a large number of organizations that could likely be effective in distributing and marketing our products, we have not commenced any negotiations, nor have we identified any specific partners. Failure to negotiate a marketing agreement with a new partner organization may result in a delay in the launch of Zydax upon approval. Any such occurrence may have a material adverse effect on our business, financial condition and results of operations.

The loss of products or delays in product availability from our manufacturing facility could substantially harm our business.

We currently manufacture all of our products in our manufacturing facility located in Sydney, Australia. This facility currently has approximately 75% available capacity and is approved by multiple regulators, and has been inspected by the FDA. Despite the current operations of this facility being compliant and meeting our forecasted demands for several years to come, there can be no assurance that our manufacturing facility will be able to meet our supply obligations when needed. We face the following risks:

•	Our manufacturing facility is subject to ongoing periodic unannounced inspection by regulatory authorities, including the FDA, the APVMA, Health Canada and other agencies for compliance with strictly enforced regulations. Violations could potentially lead to interruptions in our supply that could lead to lost sales to competitive products that are more readily available.
•	If market demand for our products increases suddenly, our current manufacturing might not be able to fulfill our commercial needs, which may result in substantial delays in meeting market demand. If we generate more demand for a product than we are capable of handling, we could experience large backorders and potentially lost sales to competitive products that are more readily available.
•	We may not be able to control or adequately monitor the quality of our products. Poor quality products could damage our reputation with our customers or subject us to potential legal liability to such customers.

We have no timely ability to replace our current manufacturing capabilities.

If our manufacturing facility suffers any type of prolonged interruption, whether caused by regulator action, equipment failure, critical facility services (such as water purification, clean steam generation or building management and monitoring system), fire, natural disaster or any other event that causes the cessation of manufacturing activities, we would be exposed to long-term loss of sales and profits. There are limited facilities which are capable of contract manufacturing some of our products and product candidates. For example, our estroPLAN product contains a highly potent active ingredient and hence requires specific containment capabilities. In addition, if we were able to find a contract manufacturer capable of supplying our needs, it takes considerable time to launch the manufacture of any product and is costly. Replacement of our current manufacturing capabilities will have a material adverse effect on our business and financial condition.

The API for all our products and product candidates is supplied by contract manufacturers. If these third party suppliers discontinue our supply relationship or are unable to supply our needs on a timely basis or on terms and conditions acceptable to us, we may experience disruption to the continuation of our sales.

We do not manufacture any of the API for any of our products or product candidates and we are therefore entirely dependent upon contract manufacturers to supply us with our API requirements. We have experienced occasions in the past where this reliance has had significant impact on our sales, margins and inventories. Our third party suppliers may be unable to supply us with stock that meets our specifications or within our required delivery timelines. We may also be subject to capacity constraints of our suppliers which may disrupt our ability to efficiently manufacture our products. If these or any other such risk occur, our ability to timely and efficiently manufacture our products will be delayed, or our costs may increase, including with respect to additional expenses resulting from mitigation such as rush charges and air freight, and our business, financial condition and results of operations may be materially adversely affected.

Many of our product candidates require our contract manufacturers to develop manufacturing processes for development of our API. These processes may result in manufacturing delays and increased costs.

For many of our product candidates there is likely to be no current supplier of the API needed given the proprietary nature of their chemical structure and formulation. This will therefore require us to engage the services of a contract API supplier. These suppliers may be difficult to identify and they may not have the requisite experience to specifically synthesize our APIs or the ability to develop a robust and reliable manufacturing process that is scalable for commercial purposes. The costs associated with this process could be higher than we expect and we may be required to expend funds at our risk and with no certainty of success. Due to our pipeline projects being very early stage, we also have no specific indication of what the cost will be to supply the API at commercial scale and as a result our expected cost of goods may be higher than we anticipate which may decrease our potential profits. In addition to unforeseen cost increases of development and supply, we may experience delays in gaining approval as a result of the API development process which could delay the time to which we could potentially derive revenues from our pipeline product candidates.

We have supply agreements in place for the API contained in our estroPLAN® and GONAbreed® products. If these contractual arrangements terminate or are otherwise not renewed, our ability to timely acquire the necessary API will be impaired and may result in a material adverse effect on our business and financial condition.

We have signed long-term supply agreements for the API contained in our estroPLAN and GONAbreed products. The estroPLAN API is supplied by Piramal Healthcare (UK) Ltd. based under a supply agreement that has four years remaining on the current renewal term, and GONAbreed is supplied by Bachem A.G. in Switzerland under an agreement that has less than five years remaining of the initial term. In the event that these arrangements are terminated or otherwise not renewed, it may take us considerable time to identify a new supplier and have the FDA, or other regulatory bodies, approve such a supplier. This approval process requires the supplier to hold a valid DMF and we will have a limited ability to impact whether the DMF of the supplier is compliant and if the FDA determines that it is not compliant, the supplier may be unwilling to make the necessary rectifications or may require Parnell to fund those rectifications. As a result, we may be precluded from selling our reproductive hormone products in some or all of our currently approved or future markets until such a time that an approved manufacturer is able to supply us with API. Due to estroPLAN and GONAbreed currently being the source of the majority of our revenues and profits (representing AUD$7.7 million (or USD$7.9 million) in revenues in fiscal year 2013 and AUD$3.5 million (or USD$3.2 million) for the nine months ended March 31, 2014), until such time as we have additional products approved, any delay in the supply of the API for these products would have a significant impact on our business, financial condition and results of operations.

We have not yet signed a long-term supply agreement with Lonza for the manufacture and supply of the API contained in Zydax. Our failure to secure a long-term supply agreement may negatively impact our ability to supply Zydax to currently approved markets and to timely launch Zydax into new markets, which may result in a material adverse effect upon our ability to timely grow our business.

Lonza was engaged to complete a manufacturing process R&D project for the efficient and compliant manufacture of the API in Zydax. They have completed the R&D phase and have now commenced large-scale manufacture. We are currently negotiating a long-term supply agreement that would cover the scale-up activities including preparing an FDA-compliant Drug Master File, or DMF, and would also cover the commercial-scale manufacture of the API on an ongoing basis. Manufacturing scale-up activities relating to the API are expected to be completed in late 2014. There can be no assurances that Lonza will be able to complete the scale up process and/or Lonza may determine that it is not financially viable for them to enter into a long-term manufacture and supply agreement. In the event we are unable to reach agreement with Lonza on terms acceptable to us we may be required to identify alternative suppliers.

For the Australian market for Zydax for dogs and the Australian, New Zealand, Asian and the Middle East market for Zydax for horses, we currently utilize an Australian manufacturer of our proprietary API. This manufacturer, IDT Australia Limited, or IDT, may not be able to supply us with the quantities of API that we require and/or they may not be able to manufacture the API for Zydax to our high specifications. It is an imperative part of our competitive differentiation that the API for Zydax meets the exact specifications in order to sustain the significant price premium that we have been able to command. We have experienced significant delays in the supply of the API for Zydax in the past which has caused us to be out of stock for a prolonged period. IDT, may be used as an alternative supplier to Lonza, however, IDT currently does not have a capability to manufacture the API for Zydax according to EMA and FDA standards.

If we are unable to secure one or more long-term suppliers of the API contained in Zydax, our current sales of Zydax and the future prospects for Zydax may be significantly impacted, resulting in a material adverse effect on our business, financial condition and results of operations.

We currently utilize third party providers to undertake certain aspects of our R&D operations. If there is an interruption in such service or if our third party researchers are unable to adequately fulfill our research needs, we may experience delays in advancing our pipeline of product candidates.

For some aspects of our product development we utilize third party service providers. In particular for primary research, including formulation development we have partnered with various academic institutions. These facilities also undertake certain studies for us into the mode of action of some of our product candidates. We also utilize contract research organizations, or CROs, to undertake our target animal safety studies and other aspects of the safety dossier including pharmacokinetics studies and concomitant use safety studies. We will likely also utilize academic institutions or private CROs to conduct human food safety studies for product candidates that would be used in food producing animals. All of these service providers are selected based on capability and resources but there is no guarantee or certainty that they can perform to the level they purport. If we experience an interruption in these relationships or if our CROs are unable to deliver the outcomes they asserted they could, we may suffer delays to our development projects and/or increased expenditures.

We utilize marketing partners in many of our markets and as a result our sales performance is largely dependent on the performance of these local partners.

We currently sell our companion animal and production animal drugs in 14 countries. We use local marketing partners to sell our reproductive hormones in Canada, Egypt, United Arab Emirates, Saudi Arabia, Turkey, Israel, Kenya and Pakistan. In all situations we are entirely dependent on the capabilities and business practices of our partners to successfully market and sell our drugs. We typically have a certain level of engagement with our partners and do offer promotional and clinical science capabilities to our partners but for daily operations we are still reliant on them to conduct business on our behalf. In many cases, we do not have long-term agreements with our marketing partners and conduct business on a purchase order basis. As a result, our business may be adversely affected if these partnerships terminate unexpectedly. If these partners do not perform we have a limited ability to rectify the issue as in some cases a local company must hold the registration and it can be difficult to take back the marketing rights given local laws can heavily favor and protect local businesses such as in the Middle East. Similarly, if we do elect to take back our products and either market them in our own right or appoint new marketing and distribution partners, the incumbent may seek to undertake punitive actions and we would have limited ability to stop them. Even if we took legal action, in many countries the court systems can be highly complex and inefficient. We have experienced difficulties in the past with local marketing partners, causing us to expend resources and funds on rectifying the situation and in some cases the resolution was not necessarily our desired outcome.

Our operating results may fluctuate due to factors outside of management’s control.

Our operating results may significantly fluctuate, and you should not rely on them as an indication of our future results. Our future net sales and results of operations may significantly fluctuate due to a combination of factors, many of which are outside of management’s control. The most important of these factors include, but are not limited to:

•	changes in customer demands;
•	fluctuations in commodity prices;
•	the impact of general economic trends on our business;

•	currency fluctuations;
•	increases in reserves for bad debts; and
•	increases in competition.

We may be unable to reduce operating expenses quickly enough to offset any unexpected shortfall in net sales. If we have a shortfall in net sales without a corresponding reduction to our expenses, operating results may suffer. Our operating results for any particular period may not be indicative of future operating results.

Our market is highly competitive, and failure to compete successfully could have a material adverse effect on our business, financial condition and results of operations.

The sale and distribution of animal health products is highly competitive, continually evolving and subject to technological change. We compete directly with both geographically diverse and regional, animal health product manufacturers, as well as companies that promote over-the-counter drugs directly to animal owners and veterinarians. Additionally, certain drug product manufacturers currently compete through the direct marketing of products, and other manufacturers may decide to do so in the future. We compete with numerous manufacturers and distributors based on customer relationships, service and delivery, product selection, price and e-commerce capabilities. Some of our competitors may have greater financial and other resources than we do. Many of our competitors have comparable product lines or distribution strategies that directly compete with ours. Our potential competitors include large animal health companies, such as Zoetis, Inc.; Merck Animal Health, the animal health division of Merck & Co., Inc.; Merial, the animal health division of Sanofi S.A.; Elanco, the animal health division of Eli Lilly and Company; Bayer Animal Health, the animal health division of Bayer AG; Boehringer Ingelheim Animal Health, the animal health division of Boehringer Ingelheim GmbH; Novartis Animal Health, the animal health division of Novartis AG; Virbac Group; Ceva Animal Health; Vetoquinol and Dechra Pharmaceuticals PLC. We are also aware of several smaller early stage companies that are developing products for use in the animal health market. If we do not compete successfully against these organizations, it could have a material adverse effect on our business, financial condition and results of operations.

Our pipeline products, other than Zydax in the U.S. and EU, are all early stage development projects and there is no substantial data to support their likelihood of success.

A significant component of our future sales growth is dependent upon the successful approval and commercialization of our pipeline product candidates to achieve substantial revenue and profit uplift. All of our pipeline opportunities including GONADOPRO, PAR081, PAR121, PAR122, PAR101 and PAR061 are all early stage compounds in pilot or proof-of-concept stage. None of them have substantive efficacy or safety data in our targeted animal species and many of these compounds have not had a definitive formulation developed. As with any pharmaceutical development program, it is typically more likely than not that a development project will fail or at a minimum, be more complicated and cost more money and as a result take longer than anticipated. All of our development projects, with the exception of PAR121 and PAR122, are based on an improvement archetype and as such we expect to resolve a particular problem or shortcoming with existing technologies or products. Simply because they are not necessarily primary discovery projects, this may not reduce the risk of failure sufficiently. PAR121 and PAR122 are early stage projects with limited knowledge of the mechanism of action, the potential drug candidate (given it is currently a botanical extraction) and as such no clear path to manufacturability, efficacy nor safety when studied on a larger scale. The clinical studies completed to date for PAR121 and PAR122 may not be indicative of efficacy when studied under more rigorous and robust experimental conditions. There are known formulation challenges associated with PAR081 and GONADOPRO, which we may not be able to overcome. As a result, we may not be able to transform the product concept into a feasible drug product that can be administered in-vivo or manufactured at scale to produce a stable product. PAR101 is associated with a field of scientific endeavor that has been attempted by many other researchers that to date have been unsuccessful in adapting a product technology that works sufficiently in-vivo. If all of our pipeline opportunities fail, we will be dependent on our currently approved drugs to deliver revenue and profit growth and/or we will need to identify additional projects to commence which will likely cost more than we anticipate. Accordingly, we may need to raise more capital to undertake additional projects.

Multiple other companies are developing new product offerings to treat OA in dogs.

The OA market for dogs is a large and attractive market for drug companies and a multitude of companies producing alternative therapies including nutraceuticals and over-the-counter products. There are already many competitive offerings in the OA market. Potential new drug products include offerings from companies such as Aratana Therapeutics and Kindred Biosciences as well as private companies such as NextVet. These offerings purport to be safer and more effective than current non-steroidal anti-inflammatory drug, or NSAID, offerings and in some cases suggest that their products may have disease modifying properties. There is also likely to be other potential product offerings that we are not yet aware of. Given the already crowded market place for treating OA in dogs, these new market entrants will likely increase the amount of promotional messages that are delivered to both veterinarians and to dog owners. Even if these new product offerings are not perceived as equivalent or superior to Zydax, new market entrants will nevertheless make it more difficult to deliver our value proposition to our target market. There may also be technologies in development that are superior to, or obviate, the need for a disease modifying treatment such as Zydax. If such technologies came to market, we may experience a decline in sales. If new technologies are launched before Zydax is approved, the expected sales potential for Zydax may be reduced.

The OA treatment market in horses is prone to competition from unapproved products that are manufactured and sold by compounding chemists, over whom the FDA has limited jurisdiction.

The equine market is typically very crowded in general and there are many treatment options for degenerative joint disease, or DJD. The current treatment of choice for DJD is symptom modifying drugs, such as NSAID including phenylbutazone. However, there is also a market for drugs that are purported to be disease modifying in their nature, including Legend® marketed by Bayer and Adequan® marketed by Luitpold. Additionally, because of the attractiveness of the large U.S. market, multiple “grey market drugs” have emerged and are supplied either by compounding chemists under state-based licensing laws or as a medical device which are supposed to only be used as a post-surgical lavage. However, there is often limited or no enforcement by the relevant regulators (e.g., the state pharmacy boards) and the FDA currently has limited jurisdiction over this grey market. The result is that these product offerings do not need to demonstrate safety or efficacy and hence do not need to undertake the expensive studies with the high burden of proof that are required by the FDA. Similarly, the manufacturing processes and quality levels do not need to conform to the rigorous standards of the FDA. Despite these risks, many participants in the equine industry will choose a product based on price alone and thus competition for FDA-approved drugs can be difficult. It can also mean that customers are offered significant advantages by the promoters of these alternative therapies. Many multi-national companies have suffered a deleterious impact as a result of competing against compounding chemists and medical devices and have had only limited success in preventing the grey market use of various products. This may reduce the potential market for Zydax for horses and cause the return on investment from the expensive studies we are required to undertake to achieve FDA approval to be less than we anticipate.

Changes in consumer preferences could adversely affect our business.

The demand for production animal health products is heavily dependent upon consumer demand for beef and dairy products. The food industry in general is subject to changes in consumer demand, trends and preferences. Trends within the food industry change often and our failure to anticipate, identify or react to changes could lead to, among other things, reduced product demand and subsequent price reductions for our animal health products, which could have materially adverse effects on our business. For example, changes in consumer diets or trends away from products that contain reproductive hormones may therefore reduce the demand for our drugs.

Consolidation in the animal health industry may decrease our net sales and profitability.

Consolidation in the animal health industry could result in existing competitors increasing their market share, which could give them greater pricing power, decrease our net sales and profitability and increase the competition for our customers. Furthermore, as our current customers consolidate, they may make changes in purchase practices and potentially result in the loss of our existing business or lower prices for our products.

Changes in distribution channels for pet therapeutics could negatively impact our market share, margins and distribution of our products.

Historically, animal owners (companion animals and production animals) have purchased animal health pharmaceuticals through their veterinarians. This has changed substantially in recent years with large producers now buying directly from distributors or from pharmaceutical companies themselves. Similarly for companion animal owners, there have been changes in regulations in many countries that have allowed non-veterinary practices to supply pharmaceuticals directly to the public on the prescription of a veterinarian. Both these trends have seen downward price pressure exerted on pharmaceutical companies as the distribution channel seeks to offer increasingly attractive pricing to consumers. This can have the effect of reducing the revenues for veterinarian clinics that accordingly aim to improve their profitability by exerting pressure on pharmaceutical companies to offer them lower prices as a means to compete against large retailers and online distributors. Legislation may come into effect in our markets that compels a veterinarian to disclose to their clients that they can fill prescriptions through a third party. The AVMA has a policy to encourage this practice.

The trend to purchase medications from non-veterinarian channels could negatively impact our sales and marketing channel through veterinarians. Historically, we have relied upon our veterinarian sales channel to diagnose new patients and to disseminate information about our company and products. If there is an increasing shift away from this practice, then our ability to supply information and attract new customers could require us to undertake direct to consumer marketing activities as an alternative selling and promotional strategy which would be expensive and potentially less effective. Any such alternatives may have a materially adverse effect upon our financial condition and results of operations.

Consolidation of our customers could negatively affect the pricing of our products.

We rely on veterinarians as a primary point of distribution for our products. In many countries, the typical suburban veterinarian practice is owned by a veterinarian who is approaching retirement age. This has led to the emergence of veterinarian practice consolidators such as Greencross in Australia, VCA Antech in the U.S., and also the emergence of branded, corporate style clinics such as Banfield. In addition, we have seen the emergence of large, buying groups of multiple veterinarian practices pooling their purchasing power. These large, aggregated veterinarian practice groups of various descriptions typically seek to improve their margins by causing suppliers, including pharmaceutical companies, to offer lower prices, rebates or other forms of discounts. As a small company, we have limited ability to resist such pricing pressure which may in turn reduce our margins and profitability or we may lose sales altogether if we cannot compete on price.

Our current indebtedness could adversely affect our financial condition and ability to fulfill our debt obligations and otherwise adversely impact our business and growth prospects.

As of March 31, 2014, we had outstanding indebtedness under our credit agreements of approximately AUD$31.7 million (or USD$29.3 million). While we expect to significantly reduce our indebtedness by using proceeds from our initial public offering, any remaining or future indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our term loan indebtedness and other current and future indebtedness;
•	increase our vulnerability to adverse economic and industry conditions;
•	require us to dedicate a substantial portion of our cash flow from operations to the payment of our indebtedness, thereby reducing the availability of cash to fund working capital and capital expenditures and for other general corporate purposes;

•	restrict us from making strategic acquisitions and exploiting business opportunities;
•	place us at a disadvantage compared to our competitors that have less debt; and
•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

Our ability to make payments on and refinance our indebtedness, and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash in the future. We cannot assure you that our business will generate sufficient cash flow or that future borrowings will be available to us in an amount sufficient to enable us to pay amounts due on our indebtedness or to fund our other liquidity needs. If we do not generate sufficient cash flow, and additional borrowings or refinancings or proceeds of asset sales are not available to us, we may not have sufficient cash to enable us to meet all of our obligations.

In addition, the agreements governing our indebtedness include certain covenants that, among other things, restrict our ability to incur additional indebtedness, make certain payments, sell assets, enter into certain transactions with affiliates and create liens. Moreover, certain of these agreements require us to maintain specified financial ratios. These and other covenants in our current and future agreements may restrict our ability to fully pursue our business strategies and adversely affect our growth prospects. Our ability to comply with such covenants may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments or other events beyond our control. The breach of any of these covenants could result in a default under our indebtedness, which could cause those and other obligations to become due and payable.

Failure to manage growth could have a material adverse effect on our business.

Over the fiscal year ended June 30, 2013, our revenues increased by AUD$3.2 million (or USD$3.3 million) annually from AUD$6.3 million (or USD$6.5 million) for the fiscal year ended June 30, 2012 to AUD$9.5 million (or USD$9.8 million) for the fiscal year ended June 30, 2013. For the nine months ended March 31, 2014, our revenues declined slightly, by AUD$0.3 million (or USD$0.3 million), compared to the same period ended March 31, 2013. However, during that same period, we have significantly expanded our operations in Australia and the U.S. Our number of full-time employees increased by approximately twenty individuals during that period.

Our continued future success depends on, among other things, our ability to implement and/or maintain:

•	sales and marketing programs;
•	customer service levels;
•	current products and new product candidates;
•	technological support which equals or exceeds our competitors;
•	recruitment and training of new personnel; and
•	operational and financial control systems.

Our ability to successfully offer products and services and implement our business plan requires an effective planning and management process. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures and to expand the training of our employees. While we believe our current systems have sufficient capacity to meet our projected needs, we may need to increase the capacity of our current systems to meet additional or unforeseen demand.

If we are not able to manage our growth, our customer service quality could deteriorate, which could result in decreased sales or profitability. Additionally, the cost of our operations could increase faster than the growth in our net sales, negatively impacting our profitability.

We may be subject to product liability and other claims in the ordinary course of business.

We distribute products that are manufactured exclusively by us. As a result, we face the risk of product liability and other claims in the ordinary course of business, including complaints regarding marketing materials and promotional claims that we make about our products. We maintain product liability insurance policies; however, our ability to recover under the policies is subject to the terms of such arrangements and the financial viability of the insurers. We do not, however, maintain policies specifically insuring against clinical trial liability. We cannot assure you that our insurance coverage will be available or sufficient in any future cases brought against us.

Our products may cause injury or death to an animal or human and expose us to significant compensation claims.

Our products are designed and intended to be both efficacious and safe for the animals in which treatments are targeted. We cannot have any degree of certainty as to how our products will affect all animals. Our drugs may be used off-label and without our knowledge. In either case, an animal may suffer minor, major or catastrophic side-effects from our drugs. As a result of such events, we may be exposed to product liability claims from animal owners and potentially from veterinarians. Some of our products may be potentially dangerous to human beings. For example, estroPLAN (as with all prostaglandin F2α, or PG, drugs) is known to cause abortive effects on pregnant women, potential respiratory effects in humans, and is easily and rapidly absorbed through the skin. Because estroPLAN is administered in a field setting, the potential for product container breakage and inadvertent human contact may occur. Likewise, our personnel who manufacture estroPLAN or who utilize it in a clinical trial setting may be exposed to the risks of estroPLAN and its active ingredients. While we label our products and take precautionary steps during the manufacturing process including educating our staff to the potentially harmful effects, we cannot prevent all possible situations that may cause human exposure to estroPLAN. We currently do not know the user-safety profile of our pipeline drugs and do not know what the animal safety profile will be. Even if we undertake animal safety and user safety studies, we may not know the full safety profile of a drug for many years after gaining approval. As a result, we may be exposed to both patent and latent compensation claims for many years to come, the costs of which could be significant.

Some of our products are hormones, and their use may be seen as controversial.

Our reproductive hormones are exact replicas of naturally occurring peptides or analogues of naturally occurring prostaglandins and maybe commonly referred to as hormones. There is an increased public sensitivity around the use of growth promoting hormones in production animals and increasingly foods may be labeled as “hormone free.” While our products are not growth promoting, have an extremely short half-life and have been shown to have no residue in meat or milk, the public may nevertheless react to the use of our products and other products in the same class of drugs and apply market pressure to diminish or reduce the use of our products in dairy or beef cows. This could have a significant and long term impact on the market size for our products and we would likely be impacted along with all participants in the market. This would reduce our revenues and profits. In addition to the potential impact on our current products estroPLAN and GONAbreed, our pipeline product GONADOPRO would be equally effected. It may also have additional risk of negative public perception as it contains progesterone which in some markets, including the EU, the use of injectable progesterone is currently banned on the basis that it may be used as a growth promotant even though there is no scientific evidence of this prospect, and pharmacologically, progesterone is a naturally occurring hormone that is produced by the corpus luteum (an ovarian structure) that sustains pregnancy in the early stages of fetal development. As a result we may be unsuccessful in obtaining the registration of GONADOPRO in the EU or in some specific member states even if we are able to demonstrate no growth promoting action by GONADOPRO. This would reduce the potential market size for GONADOPRO significantly.

Loss of key personnel could adversely affect our operations.

We are currently dependent to a significant degree upon the ability and experience of our senior executives, including President and Chief Executive Officer Robert Joseph and Chief Financial Officer Brad McCarthy. We currently have employment agreements with these executives that contain non-competition restrictions following termination of employment. We have recently expanded our management team and are in the process of adding additional positions to reduce the reliance on our senior staff, but currently remain heavily reliant on several key positions both to operate the business and to grow and develop the new projects. Our senior management team collectively holds   % of our ordinary shares, after giving effect to our initial public offering, all of which is fully vested and unrestricted. As a result, our senior staff may not have an adequate incentive to remain employed with us or continue to meaningfully grow the business. If certain members of the senior management team were to leave, equity holders might see a devaluation of their ordinary shares because the loss of any of these senior executives could adversely affect our ability to conduct our operations or to achieve growth through acquisitions. See “Management.”

The majority of our staff are located in Australia which has a rigorous industrial relations statutory framework that may expose us to industrial action and governmental sanctions.

Australia has a complex industrial relations environment that is prone to significant litigation and protections for employees both under the Australia Fair Work Act and other legislative provisions. This industrial relations framework may expose us to industrial or strike action by our staff, and they may seek to take action under the Fair Work Australia commission seeking to claim certain or additional entitlements. Currently we expect that our employment contracts are compliant with all legislative provisions and provide all statutory entitlements. However, we have experienced events in the past where current or former employees have sought to take action under various employment law provisions which has caused us to incur significant legal fees and may have exposed us to fines and governmental sanctions. We have no certainty that such actions may not occur in the future which would cause unexpected expenditure and consume internal resources potentially disrupting other parts of our business.

We report our earnings in Australian dollars, yet the majority of revenues are derived in U.S. dollars and to a lesser extent in New Zealand dollars. A significant appreciation of the Australian dollar would decrease our revenues and profits.

We are heavily exposed to foreign currency fluctuations and do not maintain structured hedging positions to protect us from currency movements. We typically utilize forward exchange contracts to convert future, known or expected sales in U.S. dollars into Australian dollars at predetermined rates. These activities can provide some level of certainty as to the actual exchange rate we will receive but do not ensure that we are able to convert foreign currencies into Australian dollars at the rate that we may have expected or budgeted for. As a result we have been deleteriously impacted by significant movements in the value of the Australian dollar in the past and we expect that this will continue to occur. From time to time this will reduce our Australian dollar denominated corporate earnings and may reduce the value of dividends paid in Australian dollars to investors located outside Australia.

We have limited redundancy built into our Information Technology, or IT, systems.

The continuing daily operation of our business is heavily dependent on our IT systems. In particular we operate an Enterprise Resource Planning, or ERP, software platform (Navision®) and we maintain a typical hardware and network architecture across our two operating premises in Sydney and Kansas City as well as connecting our remote staff across Australia, New Zealand and the U.S. We utilize our ERP system on a daily basis to maintain our financial systems and we also utilize it for manufacturing purposes. An interruption to the provision of this service would substantially reduce our ability to transact sales and make payments and would interrupt our ability to manufacture and release product. We operate a typical IT infrastructure protection and back-up system and our data can typically be reinstated rapidly; however, we currently have limited built-in hardware redundancy capabilities and until such time as we implement a more robust system the availability of our systems could be compromised for several weeks. Similarly, we currently have systems to prevent malicious infiltration of our hardware and data systems but we cannot be certain of their effectiveness. Because we maintain private information about our customers including financial information such as credit card details and their animal health records, such infiltration may expose our customers to misuse of their personal information which could in turn expose us to legal proceedings instituted by our customers for failing to adequately protect their information. Proceedings or investigations may also be instituted by various government bodies that are responsible for privacy and/or data protection in certain jurisdictions which could also lead to significant fines or civil penalties.

Risks Related to Our Intellectual Property

We have limited patent protection for our products. While we have applied for and intend to continue applying for patents, our patent applications may never be granted or, if granted, may be reduced beyond our current expectations, which could result in no, or reduced intellectual property protections which could expose us to increased competition and materially impact our business, financial condition and results of operations.

We currently have limited patent protection for all of our pipeline product candidates. We have, or our licensing partners have, made various applications which may never result in effective patent coverage. For most of our product candidates, there is already an existing array of prior art that may preclude us from filing due to lack of inventiveness which would mean that any patents we seek may never be granted. Once we file our patent applications it typically takes several years before our applications are granted and in that time the patent landscape can alter significantly. The actual process of preparing patents is expensive and time consuming and prone to a significant reliance on the skill of the patent writer. In most cases we engage legal counsel and other service providers to write our patents and we are therefore exposed to their individual skill levels and mistake or errors or omissions that they make will potentially render our patent position useless. Patent examiners are also prone to variability and subjectivity and the cost and time for us to prosecute our filings is typically substantial running into many hundreds of thousands of dollars with no significant ability to predict the outcome. Even when our patents are granted we remain exposed to other companies or individuals filing objections or challenging our patent positions through court proceedings which would cost us a significant amount of money and internal resources to defend or to prosecute others if we believe they are infringing our patents.

Patent applications we have filed in our major markets may not result in issued patents and/or the patent may be challenged based on prior art.

We have filed patent applications that cover various aspects of Zydax, including composition of matter patent and method of manufacture. Three patents have been issued in Australia and one in New Zealand. Additional applications are pending in multiple jurisdictions. Our U.S. patent application is currently under review. There is a risk that our patent applications in the U.S. and other jurisdictions may not be granted. In addition, competitors may seek to challenge our issued patents and may be successful. This may lead to competitor generic copies of Zydax entering the market and we may experience a reduction in sales and profits.

If third parties claim that we infringe upon their intellectual property rights, our operating profits could be adversely affected.

We face the risk of claims that we have infringed third parties’ intellectual property rights, including trademarks, trade dress, and patents. Third parties may claim that our company name and logos, or the names and logos of our proprietary branded products infringe their trademarks and/or trade dress and/or that our products infringe such third parties’ patented animal health products. We have not conducted an independent review of trademarks or patents issued to third parties, but we are aware of other businesses and products that have names similar to or the same as our company and product names, including companies which have registered trademarks and operate in related industries. The large number of trademarks and patents, the rapid rate of new trademark and patent issuances, the complexities of the technology involved in patents and uncertainty of litigation increase the risk of business assets and management’s attention being diverted to intellectual property litigation.

Any claims of patent or other intellectual property infringement, even those without merit, could:

•	be expensive and time consuming to defend;
•	cause us to cease making or using products or services that incorporate the challenged intellectual property;
•	require us to redesign, reengineer, or rebrand our products or packaging, or change our company name;
•	divert management’s attention and resources; or

•	require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property.

We cannot assure you that our company name or any of our current or future product candidates will not infringe existing or future patents or trademarks. Because we have not conducted a formal freedom to operate analysis for patents related to our products, we may not be aware of patents that have already issued that a third party might assert are infringed by one of our current or future product candidates. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Because patent applications can take years to issue and may be confidential for 18 months or more after filing, there may be applications now pending of which we are unaware and which may later result in issued patents that we would infringe.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly license or royalty agreements, stop the sale of certain products, or change the name of our company or certain products, any of which could have a negative impact on our operating profits and harm our future prospects.

In addition to infringement claims against us, if third parties have prepared and filed patent applications in the U.S. that also claim technology to which we have rights, we may have to participate in interference proceedings in the U.S. Patent and Trademark Office, or PTO to determine the priority of invention. Third parties may also attempt to initiate reexamination, post grant review or inter partes review of our patents in the U.S. PTO. We may also become involved in similar opposition proceedings in the European Patent Office or similar offices in other jurisdictions regarding our intellectual property rights with respect to our products and technology.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the U.S. These products may compete with our products in jurisdictions where we do not have any issued or licensed patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Our intellectual property rights may be inadequate to protect our business.

We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as third-party nondisclosure and assignment agreements. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business.

We rely on our trademarks, trade names and brand names to distinguish our proprietary branded products and services from the products and services of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our proprietary branded products and services, which could result in loss of brand recognition, and could require us to devote resources to advertise and market new brands. Further, we cannot assure you that competitors will not infringe upon our trademarks, or that we will have adequate resources to enforce our trademarks. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected.

The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, we cannot assure you that competitors will not infringe upon our patent, or that we will have adequate resources to enforce our patent.

If we fail to comply with our obligations under our intellectual property licenses with third parties, we could lose license rights that are essential to our business.

We are party to license agreements for our product candidates that are essential to our business. These license agreements impose various payment and performance obligations on us. If we fail to develop PARI21 and PARI22 in accordance with the license agreement, CIMTECH Pty Ltd, or CIMTECH, may have the right to terminate the license agreement, in which event we would no longer have the right to develop or commercialize PAR121 and PAR122. If we lose such license rights, our business, results of operations, financial condition and prospects would be adversely affected.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biotechnology, pharmaceutical or animal health companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise improperly used or disclosed confidential information of these third parties or our employees’ former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

Risks Related to Governmental Regulation

Our manufacturing facility is regulated by multiple governmental bodies including the FDA, the APVMA and Health Canada, among others. Some or all of these regulators may suspend or revoke their approval of this facility which could substantially harm our business.

We operate a manufacturing facility that produces both sterile and non-sterile drugs. We are currently approved to manufacture by the APVMA (which also enables us to export products to multiple other jurisdictions including in Asia, Africa and the Middle East), the ACVM (New Zealand), Health Canada, and the FDA. We also intend on seeking approval for products to be sold in the European Union under mutual recognition with the Therapeutic Goods Administration of Australia. Recently, some jurisdictions have changed their previous position of recognizing other health agencies/regulatory bodies. For example, in Saudi Arabia, the newly appointed Saudi Food and Drug Authority, or SFDA, now requires specific approval under their jurisdiction and no longer recognize the authority of the APVMA or FDA. Compliance with the various standards of multiple jurisdictions is time consuming and expensive. Our established quality management system is currently compliant with all of the various authorities who have jurisdiction over our product sales, however there can be no assurances that we will remain in compliance with current standards or that standards will not be revised. If we fail to comply with regulatory standards, we may receive various actions or sanctions against us, including warning letters, fines, suspensions of operations, the recall of our products, refusal to permit our products’ entry into foreign markets or cancellation of our manufacturing licenses and approvals. The FDA in particular has been very active in the sterile manufacturing sector and has recently caused multiple facilities to be either shut down or to have to undertake very expensive and time consuming rectifications which has resulted in substantial or total inability to supply products to the market. If this were to occur, we would suffer a significant reduction in sales and profits which would adversely affect the company’s business.

Failure to obtain regulatory approvals in foreign jurisdictions for our product candidates would prevent us from marketing our products internationally.

In order to market any product outside of the U.S., including in the EU and many other foreign jurisdictions, separate regulatory approvals are required. More specifically, in the EU, pet therapeutics can only be commercialized after obtaining a Marketing Authorization, or MA. Before granting the MA, the EMA or the competent national authorities of the member states of the EU make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

The approval procedures vary among countries and can involve additional studies and testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Animal studies conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not be able to file for regulatory approvals, or to do so on a timely basis and even if we do file them, we may not receive necessary approvals to commercialize our products in any market.

If approved, any of our current or future products may cause or contribute to adverse medical events that we are required to report to the FDA and regulatory authorities in other countries and, if we fail to do so, we could be subject to sanctions that would materially harm our business.

If we are successful in commercializing any of our current or future products, regulations of the FDA and of the regulatory authorities in other countries require that we report certain information about adverse medical events if those products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA and regulatory authorities in other countries could take action including criminal prosecution, the imposition of civil monetary penalties, seizure of our products, or delay in approval or clearance of future products.

If we fail to comply with or become subject to more onerous government regulations, our business could be adversely affected.

The animal health industry is subject to changing political and regulatory influences. Both state and federal government agencies regulate the importation, manufacture, distribution and sale of animal health products. We are subject to regulation, either directly or indirectly, by numerous governmental authorities, including the FDA and its analogous U.S. state and other, non-U.S. regulatory counterparts. Some of the potentially applicable regulatory regimes include animal drug regulations, environmental regulations, transportation regulations, labor regulations and occupational health and safety regulations. Our contract manufacturers are independently subject to similar legal regimes. Changes in enforcement policy or the interpretation of such regulatory programs by their relevant agencies can materially affect our business.

We strive to maintain compliance with these laws and regulations. If we are unable to maintain or achieve compliance with these laws and regulations, we could be subject to substantial fines or other restrictions on our ability to provide competitive distribution services, which could have an adverse impact on our financial condition.

We cannot assure you that existing laws and regulations will not be revised or that new, more restrictive laws will not be adopted or become applicable to us or the products that we distribute. We cannot assure you that our business and financial condition will not be materially and adversely affected by future changes in applicable laws and regulations.

Our customers may rely on government-funded programs whose discontinuance or modification could erode the market for our products

Some of our customers may rely, in part, on farm and agricultural subsidy programs. These programs may provide funds used to support the purchase of the company’s products. Changes initiated by governmental authorities in the application or terms of these programs may adversely affect our customers’ abilities to finance our products, which could lead to an erosion of the company’s market and decreased revenues.

Our business will be materially affected if products in development are denied necessary governmental approval

We must seek, obtain and maintain approval to market our animal health products. In the U.S., this typically requires the filing of a New Animal Drug Application, or NADA, or an Abbreviated New Animal Drug Application, or ANADA. The FDA’s approval of these applications requires the agency to assess the quality and quantity of evidence submitted by the company to demonstrate its products’ safety and efficacy. The FDA is under no obligation to approve a product even if, during discussions with us, the agency agrees to a product development plan successfully followed by us. The FDA, for example, may always determine that one of our products lacks sufficient evidence of safety or sufficient evidence of efficacy and deny approval. In the case of a denial of approval, we can expect the value of our development efforts to be greatly reduced or, in the worst case, lost. In addition, our revenue projections will be adversely affected by the inability to market our product.

Our business may be materially affected by governmental action or inaction in approving the company’s products

While the FDA operates under specified reviewing timeframes for animal drug applications, the agency may not adhere to those timeframes. Consequently, we can be exposed to delays in moving its products out of the pipeline and into the market. Delays can occur for a variety of reasons, many of which are beyond our control. For example, the FDA may lack adequate resources to review our submissions in a timely manner. As a further example, a study conducted by us may unexpectedly yield data raising new questions of safety or efficacy which then must be addressed before the product can be finally reviewed. Due to any such delay, we may experience loss of anticipated revenues and significant increases in pre-market development costs materially affecting our business.

Development of animal health products involves an expensive and lengthy process with an uncertain outcome, and results of earlier studies may not be predictive of future study results.

Development of animal health products is expensive and can take many years to complete, and its outcome is inherently uncertain. To gain approval to market an animal health product for a particular species, we must provide the FDA or foreign regulatory authorities, as applicable, with data from animal safety and effectiveness studies that adequately demonstrate the safety and efficacy of that product in the target animal for the intended indication applied for in the NADA, product license or other regulatory filing. Failure can occur at any time during the development process. Success in prior target animal studies or in the treatment of human beings with a product candidate does not ensure that our target animal studies will be successful, and the results of development efforts by other parties may not be indicative of the results of our target animal studies and other development efforts. Product candidates in our studies may fail to show the desired safety and efficacy despite showing such results in initial data or previous human or animal studies conducted by other parties. Even if our studies and other development efforts are completed, the results may not be sufficient to obtain regulatory approval for our product candidates.

Once our target animal studies commence, we may experience delays in such studies and other development efforts. In addition, we do not know whether planned studies will begin on time, need to be redesigned or be completed on schedule, if at all. Pet therapeutics studies can be delayed or discontinued for a variety of reasons, including delay or failure to:

•	complete target animal studies due to deviations from study protocol;
•	address any safety concerns that arise during the course of testing;
•	address any conflicts with new or existing laws or regulations;
•	add new study sites; or
•	manufacture sufficient quantities of formulated drug for use in studies.

If we experience delays in the completion or termination of any development efforts for our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed or eliminated. In addition, any delays in completing our development efforts will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of our development efforts may also ultimately lead to the denial of regulatory approval of our product candidates.

Our products may become the target of malicious tampering or our products may be deemed to be adulterated due to a breakdown in the quality management system resulting in a requirement to undertake a broad product recall

We maintain a quality management system which is designed to assure the purity, strength and safety of our products and that they will meet the approved specifications and as such not be deemed to be adulterated under FDA regulations and relevant legislation in other jurisdictions. However, we may experience a breakdown in this system that may result in either an inadvertent product contamination or adulteration or alternatively a malicious act by our own personnel or outside individuals. As a result we may undertake voluntarily or be compelled to undertake a broad product recall which may be required to the level of distribution or potentially to the end-user. We have a validated system in place to undertake such a product recall but the cost of undertaking such a procedure can be significant and may include making payments to maintain good will such as full refunds or product replacement or we may have to pay restitution or be subject to litigation which may result in punitive damages being ordered, especially if the adulteration results in the death or disablement of an animal or person. We maintain insurance coverage for such events but our insurers may deny our claims or the claims may exceed the limitations of our coverage which would result in significant costs to the company. We also maintain specified levels of business continuity insurance including for loss of profits but such insurance may not be sufficient or adequate to protect us from all foreseeable and unforeseen losses. Despite potential financial protections we have in place, a major product adulteration incident may cause our customers to lose confidence in our products and we may suffer irreparable harm to our corporate or product reputation and not be able to recover from such an event.

We are subject to environmental regulation and environmental compliance expenditures.

We are subject to environmental, health and safety laws and regulations concerning, among other things, air and wastewater discharges, the generation, handling, storage, transportation and disposal of hazardous waste and toxic substances. Pursuant to some of these laws and regulations, we are required to obtain permits from governmental authorities for certain operations. We incur costs to comply with such laws, regulations and permits, and we cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. We could also be responsible for costs incurred relating to contamination at our third party waste disposal sites or relating to damages incurred as a result of human exposure to such substances or other environmental damage caused by our operations or our disposal of waste.

Environmental, health and safety laws and regulations are complex, change frequently and have tended to become more stringent over time. We monitor our ongoing costs associated with these laws and regulations. We believe that in the ordinary course of business, changes in these laws and regulations would be brought to our attention. However, we cannot assure you that environmental, health and safety laws will not change materially, that we would be able to effectively identify such changes or that our costs and liabilities relating to these current and future laws will not adversely affect our business or profitability.

We are subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, results of operations and financial condition.

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or Bribery Act, the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws that apply in countries where we do business. We and our commercial partners operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws. Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. Previously, we had not implemented a comprehensive anti-corruption policy. As a result of the recent and expected future growth of our business, particularly with respect to our international sales, we plan to establish an anti-corruption policy designed to prevent violation of applicable anti-corruption laws.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by U.K., U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

We are subject to export control laws, customs laws, sanctions laws and other laws governing our operations, including economic and trade sanctions administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, results of operations and financial condition.

We are subject to laws and regulations governing our international operations, including laws and regulations administered by the governments of the U.S. and Australia and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, and customs requirements, collectively referred to as the Trade Control laws.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers and enforces economic and trade sanctions against targeted foreign countries, entities and individuals, including the government of and individuals and entities in Iran, based on U.S. foreign policy and national security goals. With the commencement of our U.S. operations, our U.S. subsidiaries and any sales involving items that are U.S.-origin or otherwise subject to U.S. jurisdiction are subject to the OFAC requirements and related export control restrictions, which restrict our ability to enter into transactions with certain targeted foreign countries, entities and individuals. We do not sell directly into any of the countries subject to comprehensive sanctions administered by OFAC. However, we do sell a substantial portion of our products to distributors who, in turn, sell the products throughout the world, subject to the terms and conditions of their distribution agreements. We do not retain control over our products after they are sold to a distributor, and our distributors may sell our products to certain of the targeted foreign countries, entities and individuals, including Iran.

If we sell products subject to U.S. jurisdiction or our U.S. subsidiaries sell to distributors that we know are reselling products to the targeted foreign countries, entities and individuals identified by OFAC, we could be subject to enforcement actions. Previously, we had not implemented a comprehensive Trade Control policy. Thus, as a result of the recent and expected future growth of our business, particularly with respect to our international sales, we plan to establish a Trade Control policy that will focus on compliance with applicable Trade Control laws and regulations.

If we are not in compliance with the Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Trade Control law by U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

Legislative or regulatory reforms with respect to pet therapeutics may make it more difficult and costly for us to obtain regulatory clearance or approval of any of our current or future product candidates and to produce, market, and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in the U.S. Congress that could significantly change the statutory provisions governing the testing, regulatory clearance or approval, manufacture, and marketing of regulated products. In addition, the FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Similar changes in laws or regulations can occur in other countries. Any new regulations or revisions or reinterpretations of existing regulations in the U.S. or in other countries may impose additional costs or lengthen review times of any of our current or future product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

•	changes to manufacturing methods;
•	recall, replacement, or discontinuance of certain products; and
•	additional record keeping.

Each of these would likely entail substantial time and cost and could materially harm our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for any future products would harm our business, financial condition and results of operations.

Risks Related to the Ordinary Shares, the Offering and Our Capital Structure

We cannot assure you that a market will develop for our ordinary shares or what the market price for our ordinary shares will be in the future and, in the event that an active trading market does not develop, you may be unable to resell your shares.

Prior to this offering there has been no public market for our ordinary shares. We cannot predict the extent to which investor interest will lead to the development of an active trading market in our ordinary shares or whether that market will be sustained. The lack of a trading market may result in limited research coverage by securities analysts. The initial public offering price for our ordinary shares has been determined by negotiations between the underwriters and us, and may not reflect the market price for shares of our ordinary shares after this offering. Prices for the shares of our ordinary shares after this offering will be determined in the market and may be influenced by many factors, including the depth and liquidity of the market for our ordinary shares, investor perception of our business, profit margins in the animal health industry generally and general economic and market conditions. In the event an active trading market does not develop for our ordinary shares, you may be unable to resell your shares at or above the initial price to the public or at all.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class-action litigation has been instituted against these companies. Such litigation, if instituted against us, could adversely affect our business and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research reports and opinions that securities or industry analysts publish about our business. We do not currently have and may never obtain research coverage by these analysts. Investors have numerous investment opportunities and may limit their investments to publicly traded companies that receive thorough research coverage. If no analysts commence coverage of us or if one or more analysts cease to cover us or fail to publish reports in a regular manner, we could lose visibility in the financial markets, which could cause a significant and prolonged decline in our stock price due to lack of investor awareness.

In the event that we do not obtain analyst coverage, or if one or more of the analysts downgrade our stock or comment negatively about our prospects or the prospects of other companies operating in our industry, our stock price could decline significantly. There is no guarantee that the equity research organizations affiliated with the underwriters of this offering will elect to initiate or sustain research coverage of us, nor whether such research, if initiated, will be positive towards our stock price or our business prospects.

Future sales of our shares could adversely affect the market price of our ordinary shares.

After this offering, our current shareholders will hold approximately    % of our outstanding shares (or    % if the underwriters exercise their option to purchase additional shares in full). No shareholder will be contractually prohibited from selling these shares following the 180-day lock-up period after this offering. This lock-up period is subject to extension under certain circumstances, as described in “Underwriting.” The shareholders may also transfer these shares prior to the expiration of the lock-up period pursuant to the limited circumstances described in “Underwriting,” including with the consent of the underwriters. In addition, after the expiration of the lock-up period, we will not be contractually prohibited from issuing and selling additional shares of our ordinary shares. Any sale by us or our current shareholders of our ordinary shares in the public market, or the perception that sales could occur, could adversely affect the prevailing market price for our ordinary shares.

As a new investor, you will immediately experience substantial dilution as a result of this offering.

The purchasers of our ordinary shares in this offering will experience immediate and substantial dilution of $     per share, based on an assumed initial public offering price of $     per share, the midpoint of the price range set forth on the front cover of this prospectus. This dilution represents the amount by which the per share purchase price of the ordinary shares offered in this offering exceeds the pro forma net tangible book value per share of our ordinary shares immediately following this offering. We may raise additional funds through future sales of our ordinary shares. Any such financing may result in additional dilution to our shareholders. See “Dilution.”

Our directors and certain significant shareholders will exercise significant control over us.

After this offering, our directors and significant shareholders, including Alan Bell, Robert Joseph and Brad McCarthy, will collectively control approximately    % of our outstanding ordinary shares, or    % if the underwriters exercise their option to purchase additional shares in full. As a result, these shareholders will be able to influence our management and affairs and all matters requiring shareholder approval in ways that may not align with your interest as a shareholder, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of us even if beneficial to you as a shareholder and might affect the market price of our ordinary shares.

We may require additional capital in the future, which may not be available to us. Issuances of our equity securities to provide this capital may dilute your ownership in us.

We may need to raise additional funds through public or private debt or equity financings in order to:

•	take advantage of expansion opportunities;
•	acquire complementary businesses or technologies;
•	develop new services and products; or
•	respond to competitive pressures.

Any additional capital raised through the issuance of our equity securities may dilute your percentage ownership interest in us. Furthermore, any additional financing we may need may not be available on terms favorable to us or at all. The unavailability of needed financing could adversely affect our ability to execute our growth strategy.

It is unlikely that we will pay dividends, and therefore you may not receive any return on your investment without selling your shares.

We currently intend to retain any future earnings for funding the growth of our business and repayment of existing indebtedness, and therefore, we do not currently anticipate declaring or paying cash dividends on our ordinary shares. In addition, our current credit agreement restricts us from paying such dividends. As a result, a return on your investment will only occur if our ordinary share price appreciates.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time and expense to various compliance issues.

After we become a publicly-traded company, we will incur substantial additional legal, accounting and other expenses that we did not incur as a private company as a result of the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, along with rules promulgated by the Securities and Exchange Commission, or SEC, and The NASDAQ Global Market, where our stock will trade, have significant requirements on public companies, including many changes involving corporate governance. Management and other company personnel will be required to devote a substantial amount of time to ensuring our compliance with these regulations. Accordingly, our legal and accounting expenses will significantly increase, and certain corporate actions will become more time-consuming and costly. For example, these regulations may make it more difficult to attract and retain qualified members of our Board of Directors and various corporate committees, and obtaining director and officer liability insurance will be more expensive. We estimate that our annual legal, accounting and other expenses associated with our operating as a public company will exceed $0.6 million. There can be no assurances that such amount will not continue to increase over time.

Prior to this offering, we were not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. As a public reporting company, we will be required, among other obligations, to maintain effective internal control over financial reporting suitable to prepare our publicly reported financial statements in a timely and accurate manner.

Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires, among other things, that public companies maintain effective internal controls for financial reporting and disclosure controls and procedures. Commencing with our annual report on for the year ending June 30, 2015, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement.

We cannot be certain as to when we will be able to implement the requirements of Section 404 of the Sarbanes-Oxley Act. Any failure to implement these requirements in a timely manner or to maintain internal control over our financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begin its Section 404 reviews, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could decline, and we could be subject to sanctions or investigations by The NASDAQ Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We are an “emerging growth company,” as defined in the JOBS Act, and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) of 2018, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

As a “foreign private issuer” in the U.S., we are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies.

As a “foreign private issuer,” we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result of this classification, may be less publicly available information concerning us than there is for U.S. public companies.

Australian takeover law may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares.

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Australian Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing to more than 20%, or increasing from a starting point that is above 20%, though below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our Board of Directors and may deprive or limit our shareholders’ opportunity to sell their ordinary shares and may further restrict the ability of our shareholders to obtain a premium from such transactions. See “Description of Share Capital — Change of Control.”

Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the U.S. Our Constitution, as well as the Australian Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements may operate differently than those of many U.S. companies. You should carefully review the summary of these matters set forth under the section entitled, “Description of Share Capital” as well as our Constitution, which is included as an exhibit to this registration statement to which this prospectus forms a part, prior to investing in the offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission, or the SEC, encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This registration statement contains forward-looking statements.

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. Forward-looking statements represent management’s present judgment regarding future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding our research and development activities, our ability to conduct clinical trials of our product candidates and the results of such trials, as well as risks and uncertainties relating to litigation, government regulation, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on third parties and other factors. Please also see the discussion of risks and uncertainties under “Risk Factors” contained in this registration statement.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this registration statement might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this registration statement. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

INDUSTRY AND MARKET DATA

This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. While we believe the market information included in this prospectus is generally reliable, the future performance of the industry in which we operate and, as a result, our future prospects, are subject to a high degree of risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $     million, based on an assumed initial offering price of $     per ordinary share, which is the midpoint of the estimated price range shown on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated expenses payable by us. Each $1.00 increase (decrease) in the public offering price per ordinary share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses, by $     million.

The principal reasons for this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our ordinary shares. We intend to use the net proceeds, assuming we raise the maximum amount in this offering, as follows:

•	approximately $25.0 million to repay then-outstanding principal amount, and $2.1 million in then-outstanding interest amounts under our credit facility with SWK Funding LLC, dated as of January 23, 2014, which matures on January 23, 2021. The SWK credit facility carries an effective interest rate of 17%. We used proceeds from the facilities to repay outstanding amounts under a prior credit facility and to fund our operations.
•	approximately $10 million to $15 million for the further development of our product candidates and approximately $5 million to $10 million for expansion of our commercial infrastructure in anticipation of future product launches and for other general corporate and working capital purposes.
•	We may also use a portion of our net proceeds to in-license or acquire additional product candidates, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction.

Our management will have broad discretion to allocate the net proceeds to us from this offering, and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering. We reserve the right to change the use of these proceeds as a result of certain contingencies such as competitive developments, the results of our commercialization efforts, acquisition and investment opportunities and other factors. Pending use of the proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities or certificates of deposit.

We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

DIVIDEND POLICY

Although we have historically declared and paid cash dividends on our ordinary shares, we currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization in Australian dollars (AUD) as of March 31, 2014:

•	on an actual basis, reflecting the ten-for-one consolidation of our ordinary shares, which has the effect of a reverse stock split, that we effected on April 28, 2014; and
•	on a pro forma basis to give effect to; (i) the sale of ordinary shares at an assumed initial public offering price of $ per ordinary share, the midpoint of the estimated price range listed on the cover page of this prospectus and after deducting the estimated underwriting discount, with such proceeds to be used to pay the current estimated offering expenses payable by us; and (ii) the application of net proceeds received by us in this offering as described in the Section of the prospectus entitled “Use of Proceeds.”

You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

	As of March 31, 2014
	Actual ($)	Pro Forma ($)(1)
	(in thousands, except share data)
Cash and cash equivalents	4,284
Borrowings, including current portion	30,105
8,143,647 Ordinary Shares, issued and outstanding on an actual basis; ordinary shares issued and outstanding on a pro forma basis	5,423
Additional paid-in capital	—
Reserves	(259)
(Accumulated losses)	(7,460)
Total equity	(2,296)
Total capitalization

(1)	We have translated the U.S. dollars denominated proceeds into Australian dollars using Reserve Bank of Australia rate as at the end of March 31, 2014, of AUD$1.00 to USD$0.9221. This translation should not be considered a representation that such amount has been, could have been or could be converted into Australian dollars at that or at any other exchange rate or as of that or any other date.

A $1.00 increase (decrease) in the assumed initial public offering price of $     would increase (decrease) each of additional paid-in capital and total shareholders’ equity in the pro forma column by $     million.

The actual and pro forma information assumes no exercise of the option to purchase additional ordinary shares granted to the underwriters. The number of ordinary shares to be outstanding after this offering does not take into account an aggregate of 1,500,000 ordinary shares that will be reserved for future issuance under our 2014 Omnibus Equity Incentive Plan.

DILUTION

Dilution is the amount by which the portion of the offering price per ordinary share paid by the purchasers of our ordinary shares in this offering exceeds the net tangible book value per ordinary shares after the offering. Our net tangible book value as of March 31, 2014 was $    , or $     per ordinary share. Net tangible book value per ordinary share is determined by dividing our tangible net worth, total tangible assets less total liabilities, by the aggregate number of ordinary shares outstanding.

After giving effect to the issue and sale by us of the ordinary shares in this offering, at an assumed public offering price of $     per ordinary share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds to us, our pro forma net tangible book value as of March 31, 2014 would have been $    , or $     per ordinary share after giving effect to the ten-for-one consolidation of our ordinary shares. This represents an immediate increase in pro forma net tangible book value to existing shareholders of $     per ordinary share and an immediate dilution to new investors of $     per ordinary share.

The following table illustrates this per ordinary share dilution:

Assumed initial offering price	$
Pro forma net tangible book value per ordinary share as of March 31, 2014
Increase in pro forma net tangible book value per ordinary share attributable to new investors
Pro forma net tangible book value per ordinary share after offering
Dilution per ordinary share to new investors

Dilution is determined by subtracting pro forma net tangible book value per ordinary share after the offering from the initial public offering price per ordinary share.

The following table sets forth, on a pro forma basis, as of March 31, 2014, the number of ordinary shares purchased from us, after giving effect to the ten-for-one consolidation of our ordinary shares, which has the effect of a reverse stock split, the total consideration paid, or to be paid, and the average price per ordinary share paid, or to be paid, by existing shareholders and by the new investors, at an assumed public offering price of $     per ordinary share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions, and offering expenses payable by us:

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share
	Number	Percent	Number	Percent
Selling shareholders
New investors
Total

Sales by the selling shareholders in this offering will reduce the number of ordinary shares held by existing shareholders to     , or approximately     %, and will increase the number of ordinary shares to be purchased by new investors to     , or approximately     %, of the total ordinary shares outstanding after the offering.

The foregoing tables assume no exercise of the option to purchase additional ordinary shares granted to the underwriters. The number of ordinary shares to be outstanding after this offering does not take into account an aggregate of 1,500,000 ordinary shares that will be reserved for future issuance under our 2014 Omnibus Equity Incentive Plan as of the closing of this offering.

EXCHANGE RATE INFORMATION

The Australian dollar is convertible into U.S. dollars at freely floating rates. There are no legal restrictions on the flow of Australian dollars between Australia and the U.S. For your convenience, we have translated some Australian dollar amounts into U.S. dollar amounts using the Reserve Bank of Australia rate (the “RBA rate”). As of the end of March 31, 2014, the RBA rate for Australian dollars into U.S. dollars was AUD$1.00 = USD$0.9221.

We make no representation that any Australian dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Australian dollars, as the case may be, at any particular rate, the rates stated below, or at all.

The following table contains information for the RBA rate for the Australian dollar into U.S. dollars for the periods indicated.

	At Period End ($)	Average Rate(1) ($)	High ($)	Low ($)
Fiscal year ended June 30,
2012	1.0191	1.0319	1.1055	0.9500
2013	0.9275	1.0271	1.0593	0.9202
9 months ended March 31,
2013	1.0426	1.0396	1.0583	1.0124
2014	0.9221	0.9126	0.9651	0.8716
Month ended
January 31, 2014	0.8763	0.8862	0.9036	0.8716
February 28, 2014	0.8947	0.8966	0.9057	0.8755
March 31, 2014	0.9221	0.9071	0.9270	0.8912

(1)	For the fiscal years, determined by averaging Reserve Bank of Australia rate at the end of each day during the fiscal year.

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data as of June 30, 2013 and 2012 and for the two years ended June 30, 2013 and 2012 are derived from the audited consolidated financial statements of Parnell Pharmaceuticals Holdings Pty Ltd included elsewhere in this prospectus. The summary consolidated financial data as of March 31, 2014 and for the nine months ended March 31, 2014 and March 31, 2013 have been derived from the unaudited consolidated financial statements of Parnell Pharmaceuticals Holdings Pty Ltd included elsewhere in this prospectus. The unaudited consolidated financial statements for the interim periods included in this prospectus have been prepared on the same basis as our audited financial statements and, in the opinion of management, include all normal and recurring adjustments that we consider necessary for a fair presentation of the financial position and operating results for these periods.

Our historical results are not necessarily indicative of the results that may be expected for the year ending June 30, 2014 or any other future period. The operating results for the nine months ended March 31, 2014 are not necessarily indicative of the results that may be expected for a full year or any other interim period. Unless otherwise specified, all amounts are presented in Australian Dollars (AUD).

You should read the summary historical consolidated financial data set forth below in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

Statement of operations data:

	(in thousands)
	Nine Months Ended March 31, 2014	Nine Months Ended March 31, 2013	v%	Year Ended June 30, 2013	Year Ended June 30, 2012	v%
Revenues	4,301	4,581	(6%)	9,538	6,291	52%
Other Income	2,063	1,206	71%	2,203	6,319	(65%)
Costs and expenses	15,273	8,740	75%	15,893	11,941	33%
Income/(loss) before income tax (expense)/benefit	(8,909)	(2,953)	(202%)	(4,151)	670	(720%)
Income tax (expense)/benefit	2,532	369	586%	673	(603)	(212%)
(Loss)/income for the period	(6,377)	(2,584)	(147%)	(3,478)	67	(5,265%)
Other comprehensive income/(loss) for the period, net of tax	(626)	85	(835%)	(32)	126	(126%)
Total comprehensive income/(loss) for the period	(7,003)	(2,499)	(180%)	(3,510)	193	(1,920%)
Earnings per share:	Cents	Cents		Cents	Cents
Basic and diluted(1)	(78)	(34)		(46)	1
Weighted-average shares outstanding
Basic and diluted(1)	8,143,647	7,518,599		7,518,599	7,523,599

(1)	As noted above, all share, per share and related information has been retroactively adjusted, where applicable, to reflect the impact of the ten-for-one consolidation of our shares, which had the effect of a reverse share split, that we effected on April 28, 2014.

Balance sheet data:

	(in thousands)
	At March 31, 2014	At June 30, 2013	At June 30, 2012
Cash and cash equivalents	4,284	860	78
Total Assets	35,900	31,563	26,681
Borrowings, including current portion	30,105	20,200	11,943
Ordinary Shares	5,423	3,104	3,105
Total Equity	(2,296)	2,388	6,579

Other Financial data:

	(in thousands)
	Nine Months Ended March 31, 2014	Nine Months Ended March 31, 2013	v%	Year Ended June 30, 2013	Year Ended June 30, 2012	v%
Adjusted EBITDAOI	(4,609)	(1,941)	(137%)	(488)	(2,124)	77%

Certain amounts may reflect rounding adjustments.

(a)	Adjusted EBITDAOI (a non-GAAP financial measure) is defined as reported Earnings Before Interest, Tax, Depreciation, Amortization and Other Income (EBITDAOI) excluding certain significant items. The executive directors use Adjusted EBITDAOI, among other factors, to set performance goals and to measure the performance of the overall company, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Adjusted EBITDAOI.” Reconciliations of IFRS reported loss for the period to non-GAAP Adjusted EBITDAOI of the years ended June 30, 2013 and 2012 and nine months ended March 31, 2014 and 2013 are provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Adjusted EBITDAOI.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion of our operating and financial condition and prospects, presented in Australian Dollars (AUD), in conjunction with the financial statements and the notes thereto included elsewhere in this Prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Prospectus.

We are a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions. We currently market five products for companion animals and production animals in 14 countries and augment our pharmaceutical products with our proprietary iKAM and mySYNCH® software platforms. These innovative technology solutions are designed to enhance the quality of life or performance of animals, while driving our customers’ operational efficiency and profitability. We believe our value-added solutions help establish us as a business partner with our customers, rather than only as a commodity provider, differentiating us from our competitors.

We intend to further expand our product portfolio by bringing at least seven new products, addressing up to 12 indications, to market over the next five years, and to further expand our pipeline through targeted development and in-licensing opportunities. We constructed and operate an FDA-inspected sterile manufacturing facility located in Sydney, Australia, designed to achieve low cost and reliable supply of our products. We have approximately 75% available capacity allowing for significant contract manufacturing and pipeline expansion opportunities in the future.

Generally, our products are sold to distributors, veterinarians and/or livestock producers by our sales team that includes sales representatives and technical specialists who augment our sales efforts by utilizing our proprietary and innovative software platforms, iKAM and mySYNCH. Our lead reproductive hormone products, estroPLAN® and GONAbreed®, are designed to safely and effectively improve cattle breeding performance and are currently marketed in 14 countries. Zydax® is a patented product that both stimulates the growth of new cartilage and inhibits cartilage breakdown in dogs and horses giving it true disease modifying characteristics. We have marketed Zydax in Australia, New Zealand, Asia and the Middle East. Osteoarthritis, or OA, in animals is a large and growing global market. We estimate the market for OA prescription drugs in the U.S. and the EU to be over USD$410 million in annual sales, and the global market for alternative treatments to be at least another USD$500 million in annual sales. This large market is driven by increasing pet ownership. In addition, up to 90% of dogs will develop OA in their life time, and many sport horses develop some form of degenerative joint disease. Zydax is presently undergoing the approval process through the U.S. Food and Drug Administration, or FDA, and the European Medicines Agency, or EMA, and we are anticipating a potential approval in 2016.

The animal health pharmaceutical industry is characterized by meaningful differences in customer needs across different animal species and regions. As a result of these differences, among other things, we manage our operations through four segments being: companion animal, production animal U.S., production animal rest of world and manufacturing operations. Each segment is separately managed for the related commercial activities.

The executive directors, who are our chief operating decision makers, or CODM, uses the revenues and the segment results (Adjusted Earnings before Interest, Tax, Depreciation, Amortization and Other Income, or Adjusted EBITDAOI), of the four segments, among other factors, for performance evaluation of both the individual segments and of the overall business, and for the allocation of resources.

Recent Historical Business Milestones

The following list highlights some of our recent business milestones:

•	In 2006, after a career in human pharmaceutical multi-nationals, current President and Chief Executive Officer, Robert Joseph joined Dr. Bell, our Chairman, to transform the company into a fully-integrated and innovative global organization;
•	In 2012, we completed the construction and commissioning of a new 33,000 square foot manufacturing facility in Sydney, Australia which was classified as acceptable the FDA in January 2013;
•	In February 2013, we launched estroPLAN and GONAbreed in the U.S. which were the first reproductive hormone products in the U.S. with an FDA approval for combination use for estrous synchronization in dairy and beef cows; and
•	In October 2013, the safety section of the Zydax regulatory dossier for dogs was approved by the FDA.

Trend information

We believe that our fully-integrated pharmaceutical value chain positions us well to effectively and efficiently leverage our current products and further invest in our pipeline of product candidates. In addition, we believe that the proceeds from this offering will allow us to better attract in-licensing and acquisition opportunities and to seek other development opportunities. As a private company, we have focused our financial resources on developing our pharmaceutical development infrastructure and expanding our geographic footprint and market share of our commercialized products. More recently, we placed greater emphasis on innovation, resulting in the development of our complementary software platform, iKAM and mySYNCH, and the development of a robust pipeline of product candidates. In addition, we have shifted our product emphasis to development and marketing in the companion animal sector, an area where we believe our developmental and clinical expertise creates significant business opportunities.

We intend to focus our growth efforts in the companion animal market, on further geographical expansion of our OA portfolio and our pipeline product candidates, PAR081, PAR101, PAR121 and PAR122. We plan to pursue growth in the production animal industry through further investment in our product candidates GONADOPROTM and PAR061. We also intend to explore further in-licensing and acquisition opportunities. We are currently exploring various in-licensing and acquisition opportunities spanning various disease states, species and stages of development, but no definitive agreements are imminent. Based on current expectations, management forecasts that the level of investment over the next five years will be allocated towards the following splits across companion and both production animal segments and by specific product candidates.

(a)	Expected investment includes future anticipated research and development expense and further development and capital expenditure from 2014 through 2018 (calendar year).
*	The foregoing are our current projections. Actual investment may vary based on market conditions and future results of operations.

We believe that that our planned allocation of resources over the next five years will give us a strong focus on growth opportunities in the multi-billion dollar pet market. Future investment in our pipeline product candidates will allow us to deliver solutions to unmet animal health needs through geographical and category expansion of the OA and reproductive hormone markets and by entering new therapeutic areas that we believe offer significant opportunities. We expect to utilize our currently available spare capacity in our sterile manufacturing facility to efficiently manufacture our products.

A review of our historical operating results for the fiscal years ended June 30, 2013 and June 30, 2012 indicates how the leverage of our previous capital investment has generated year on year revenue growth of 52% with an increase in total costs and expenses of only 33%. It also provides some insight into where we see further growth opportunities for the future.

During the nine months ended March 31, 2014, we have continued to invest in the operational expenditure of our fully-integrated pharmaceutical value chain, specifically in our U.S.-based sales and marketing operation and the running costs associated with our FDA-inspected sterile manufacturing facility. This operational investment, in addition to the previously incurred capital expenditure, provides us with the unique infrastructure to continue to grow our current products within the markets in which we already operate while allowing us to take advantage of additional growth prospects from our pipeline product candidates, further geographical expansion, further contract manufacturing opportunities and future in-licensing or acquisition opportunities.

Operating results

Our revenues, costs and expenses are reported for the fiscal year ended June 30 of each year.

Revenues

Our revenues are currently derived from our two major product portfolios that are used to increase reproductive efficiencies in cattle and treat OA in dogs and horses. Generally, our products are sold to distributors or veterinarians, by our sales team which includes sales representatives and technical specialists who augment our sales efforts by utilizing our proprietary and innovative software platforms, iKAM and mySYNCH, to drive profitability for veterinary clinics and ensure animal owners gain the maximum advantage from our animal health solutions.

Costs and expenses

Costs of sales — Total

We have made a substantial investment over the last five years building and constructing a modern, FDA-inspected sterile manufacturing facility. We estimate that our total costs attributable to running our manufacturing facility is approximately $4.5 million annually. This represents personnel costs of the production and quality teams, utilities costs, internal and external quality testing, manufacturing consumables and rent. It does not include the variable costs of the products such as the product ingredients and packaging.

Because we are focused on operating a cost efficient facility, management uses a weighted average cost basis to determine the specific cost of manufacturing an individual product. This method allows us to attribute the exact cost of each manufacturing process for a product as well as the exact costs of the product ingredients and packaging.

We use this costing methodology to identify the direct costs of the products we sell which we call Cost of Sales — Products. Due to our new facility having approximately 75% available capacity, we do not attribute the full cost of operating the facility to our products that we sell. The remainder of unutilized factory capacity is therefore separately identified as Cost of Sales — Facility.

This separation allows our management to have a clear understanding of what the cost of the products are as compared to the cost of not yet utilizing the full capacity of the facility and similarly what the opportunity is to fill this capacity with either contract manufacturing opportunities and/or developing our own pipeline product candidates.

Specifically, Cost of sales — Products and Cost of sales — Facility are comprised of:

Costs of sales — Products consist primarily of cost of materials, facilities and other infrastructure and resources used to manufacture our products based on a standard cost methodology that uses attribution of direct costs plus the actual absorption of fixed and overhead manufacturing costs to each unit of product produced. All remaining fixed costs of operating the manufacturing facility that are not absorbed by actual production are reported in Cost of sales — Facility, as explained below.

Costs of sales — Facility consist of, among other things the fixed and semi-variable expenses, infrastructure and resources required to run our FDA-inspected manufacturing facility less any allocation of these costs based on a standard costing methodology. These net costs represent the costs associated with running the manufacturing facility whilst the facility is not fully utilized. As our sales and associated cost of sales increases the utilization of the facility will be increased and Costs of sales — Facility will be reduced. In addition, with 75% available capacity in this facility we expect to augment this fully operational infrastructure by exploring contract manufacturing opportunities into the future.

Selling and Marketing expenses consist of, among other things, the internal and external direct costs of the sales and marketing, functions including headcount costs for the sales force and marketing team as well as the costs of promotion, advertising and marketing programs.

Regulatory expenses consist of the costs of maintaining regulatory approvals across all jurisdictions for our approved products. Most of these expenses are associated with the annual government imposed charges to renew registrations as well as the headcount costs of the regulatory affairs team.

Administration expenses consist of, among other things the costs associated with running and maintaining the financial systems and processes, information technology, or IT, systems and infrastructure, as well as the headcount costs of the finance, human resources, executive functions and costs of maintaining our corporate offices.

Finance costs consist primarily of interest and borrowing costs associated with the indebtedness as represented in our consolidated balance sheet.

Net foreign exchange (losses)/gains on borrowings includes conversion costs resulting from movement in foreign currency exchange rates associated with our foreign currency denominated debt facilities.

Other income/(expense) consists of various items which typically include income from the sale of fixed assets and/or marketing authorizations of products, government grants and tax incentives, and unrealized foreign exchange gains.

Our Segments

The animal pharmaceutical industry is characterized by meaningful differences in customer needs across different animal species and regions. In addition, our FDA-inspected sterile manufacturing facility has different operational characteristics. As a result of these differences, among other things, we manage our operations through four separate reportable segments.

Companion Animal. This segment covers our OA portfolios across both canine and equine species. It is responsible for our current sales of our Zydax product, along with the complementary nutraceutical product, Glyde®, in Australia, New Zealand, the Middle East and Asia. Currently, we do not sell these products in the U.S. or EU markets, but we intend to enter such markets when and if regulatory approvals are obtained.

Production Animal — U.S. This segment covers our reproductive hormone portfolio across production animals in the U.S. It is responsible for the sales of the first reproductive hormone products approved for the indication of estrous synchronization in both dairy and beef cows in the U.S.

Production Animal — Rest of World. This segment covers our reproductive hormone portfolio in production animal across all regions outside of the U.S. It is responsible for the sales of these reproductive hormone products in Australia, New Zealand, the Middle East, Asia and Canada.

Manufacturing Operations. This segment is responsible for the operation of our FDA-inspected sterile manufacturing facility and the manufacture and release of all of our pharmaceutical products. The manufacturing operations are also responsible for increasing factory utilization through exploration of future contract manufacturing opportunities.

Analysis of the consolidated statements of operations

The following discussion and analysis of our consolidated statements of operations should be read along with our consolidated financial statements and the notes thereto included elsewhere in this prospectus, which reflect the results of operations of the business for the periods presented.

	(in thousands)
	Nine Months Ended March 31, 2014	Nine Months Ended March 31, 2013	v%	Year Ended June 30, 2013	Year Ended June 30, 2012	v%
Revenues	4,301	4,581	(6%)	9,538	6,291	52%
Cost of sales – Product	1,201	979	23%	1,832	1,504	22%
Cost of sales – Facility	3,413	2,612	31%	3,809	2,818	35%
Cost of Sales – Total	4,613	3,592	28%	5,642	4,322	31%
Gross Margin	(312)	989	(132%)	3,896	1,969	98%
Selling and Marketing expenses	3,003	2,101	43%	3,341	2,070	61%
Regulatory expenses	330	107	208%	139	247	(44%)
Administration expenses	2,011	1,403	43%	1,904	2,537	(25%)
Finance Costs	3,803	1,872	103%	2,840	1,990	43%
Net foreign exchange losses on borrowings	1,512	(335)	(552%)	2,027	774	162%
Other income/(expense)	2,063	1,206	71%	2,203	6,319	(65%)
Income/(loss) before income tax (expense)/benefit	(8,909)	(2,953)	(202%)	(4,151)	670	(720%)
Income tax (expense)/benefit	2,532	369	586%	673	(603)	(212%)
(Loss)/income for the period	(6,377)	(2,584)	(147%)	(3,478)	67	(5,265%)
Other comprehensive income/(loss) for the period, net of tax	(626)	85	(835%)	(32)	126	(126%)
Total comprehensive income/(loss) for the period	(7,003)	(2,499)	(180%)	(3,510)	193	(1,920%)

Revenues

Revenues — Overview

Nine months ended March 31, 2014 vs. nine months ended March 31, 2013

Total revenues declined $0.3 million, or 6%, in the nine months ended March 31, 2014 compared to 2013, due to:

•	$0.5 million unfavorable impact on companion animal sales due to delayed supply of the API, for Zydax resulting in an out-of-stock situation for seven of the nine months reported. In April 2014, we have returned to market with API provided by an new supplier and we have had a successful update of the inventory we now have on hand. We have also taken steps to increase inventory levels for our product components in order to reduce future supply challenges (See Companion Animal segment revenue analysis). Sales are expected to increase in fiscal year 2015 as a result of resolving these supply issues and we expect revenue to grow through utilization of our iKAM software platform.
•	$0.2 million in reduced sales from our contract manufacturing operations in the nine months ended March 31, 2013 due to the completion of certain contract manufacturing activities that resulted from the divestment of historical products in March 2012 (See Manufacturing Operations segment revenue analysis). We do not anticipate future divestments that would reduce current sales further and we anticipate seeking additional contract manufacturing engagements to provide a future revenue stream for this segment.

which was partially offset by:

•	increased sales of $0.5 million of our reproductive hormones in the U.S for the nine months to March 31, 2014, following the launch of these products into the U.S market in February 2013, which meant there were only two months of revenues in the same period in 2013 (See Production Animal — U.S segment revenue analysis). We believe that our historical ability to acquire market share in major production animal markets has the potential to be replicated in the U.S. and we expect revenue to grow in the future in this market. We also expect additional future revenue growth from entering new markets such as Europe, China and Latin America.

Fiscal Year 2013 vs. Fiscal Year 2012

Total revenues increased $3.2 million, or 52%, in 2013 compared to 2012, due to:

•	the launch of our reproductive hormones in the U.S. in 2013. $3.7 million in sales were generated during the four months following launch in February 2013.
•	growth of our reproductive hormones of $1.7 million in 2013 due to increased market acquisition in Canada. We anticipate that sales in Canada will continue to increase in 2014 due to increased market share.

which was partially offset by:

•	reduced sales of $1.7 million from the divestment of certain historical products in March 2012 (see Revenues — Segment analysis below).
•	the unfavorable impact on companion animal sales due to delayed supply of the active pharmaceutical ingredient, or API, for Zydax resulting in an out-of-stock situation. We have taken steps to increase inventory levels for our product components in order to reduce future supply risks. In addition, we have engaged a second API manufacturer for our Zydax products.

Global revenues by operating segment were as follows:

	(in thousands)
	Nine Months Ended March 31, 2014	Nine Months Ended March 31, 2013	v%	Year Ended June 30, 2013	Year Ended June 30, 2012	v%
Revenues
Companion Animal	871	1,368	(36%)	1,638	2,118	(23%)
Production Animal – U.S.	1,036	515	101%	3,662	—	n/a
Production Animal – Rest of World	2,394	2,464	(3%)	4,004	3,929	2%
Manufacturing Operations	—	234	(100%)	234	244	(4%)
Total Revenues	4,301	4,581	(6%)	9,538	6,291	52%

Certain amounts and percentages may reflect rounding adjustments.

Revenues — Segments

Companion Animal segment

Nine months ended March 31, 2014 vs. nine months ended March 31, 2013

Companion animal segment revenues decreased by $0.5 million, or 36%, in the nine months ended March 31, 2014 compared to the same period in 2013. This was due to the delayed supply of API for Zydax resulting in an out of stock situation for seven of the nine months reported. In April 2014 we have returned to market with API provided by an new supplier and we have taken steps to increase inventory levels for our product components in order to reduce future supply risks. Sales of Zydax are expected to increase in 2014 as a result of resolving these supply issues and continuing growth from our iKAM software platform. In addition, the availability of API will see a return of Zydax to the Equine market in 2015, which is expected to generate further growth year over year in the companion animal segment. The delay in supply particularly impacted equine sales, as we elected to prioritize the available API to our Zydax for dogs product. Glyde and Tergive sales have been effectively flat for this same period, which was due to the fact that in many instances we sell these two products conjunctively with Zydax as part of our ‘joint care program’ and as such the sales of these products is expected to benefit from the return of Zydax to market in April 2014. Furthermore, the launch of the Glyde Chew, expected to be available for sale in fiscal year 2015, offers additional growth opportunity for the companion animal segment in 2015 and beyond.

Fiscal Year 2013 vs. Fiscal Year 2012

Companion animal segment revenues decreased by $0.5 million, or 23%, in 2013 compared to 2012. Of this, $0.6 million related to 2012 sales from companion animal products divested in March 2012. This was partially offset by $0.2 million, or 10%, increase in sales from our continuing products — Zydax, Glyde and Tergive. Canine sales increased by $0.3 million, or 25%, due to the continued success of the iKAM launch campaign in Australia which started in January 2012 driving a significant increase in Zydax sales. This was partially offset by a $0.2 million, or 75%, reduction in equine sales due to a delayed supply in the API for Zydax.

In 2013, total canine sales were $1.6 million, generated solely from the Australian market, which is comprised of approximately 3.5 million dogs. We intend on seeking product approval in the U.S. and Europe which have a combined dog population of over 130 million. In addition, our companion animal team will be expected to commercialize potential future product candidates; PAR081, PAR101, PAR121 and PAR122 in those markets where we have an existing sales presence. We have also engaged a second API manufacturer for our Zydax product during the financial year ending June 30, 2014, which we believe will assist us in re-entering the equine market in Australia, New Zealand, Hong Kong, Singapore and Dubai in 2014.

	(in thousands)
	Nine Months Ended March 31, 2014	Nine Months Ended March 31, 2013	v%	Year Ended June 30, 2013	Year Ended June 30, 2012	v%
Companion Animal Revenues
Continuing Products	871	1,368	(36%)	1,638	1,483	10%
Divested Products	—	—	n/a	—	635	(100%)
Total Companion Animal Revenues	871	1,368	(36%)	1,638	2,118	(23%)

Production Animal — U.S. segment

Nine months ended March 31, 2014 vs. nine months ended March 31, 2013

Production animal — U.S. segment revenues increased by $0.5 million, or 101% to $1.0 million in the nine months to March 31, 2014 compared to the same period in 2013. Sales of $0.5 million in 2013 were for the two months from launch in February 2013 to the period ended March 31, 2013. This represented our initial sell in to distributors. Sales of $1.0 million for the nine months from July 2013 to March 31, 2014, were a result of our initial acquisition of market share using our newly established sales team. Our proposition to our customers is that of a service-based offering which in 2014 will include the launch of our mySYNCH® software platform. Traditionally, our service-based sales model (as opposed to being price discounters) can take longer to establish ourselves in the market but, as we have proven in other markets, once successful it is an effective way of gaining customer loyalty and retention. We therefore expect that our sales will continue to grow in the future as our sales team roll out the mySYNCH offering and other future prospects such as the PROCEPT breeding program are introduced.

Fiscal Year 2013 vs. Fiscal Year 2012

Production Animal — U.S. segment revenues were $3.7 million in 2013 compared to $0 in 2012 due to the launch of our reproductive hormone products estroPLAN and GONAbreed, in February 2013. Sales were generated from the first four months following launch, which included distributors building their inventory of our products. Based on a full year of sales and market acquisition activities, we anticipate continued market share growth in the U.S. market. We also intend to seek registration for product candidates, GONADOPRO and PAR061 in the U.S., which would be marketed by our existing sales team.

	(in thousands)
	Nine Months Ended March 31, 2014	Nine Months Ended March 31, 2013	v%	Year Ended June 30, 2013	Year Ended June 30, 2012	v%
Production Animal – U.S.
Continuing Products	1,036	515	101%	3,662	—	100%
Total Production Animal – U.S. Revenues	1,036	515	101%	3,662	—	100%

Production Animal — Rest of World segment

Nine months ended March 31, 2014 vs. nine months ended March 31, 2013

Production animal – Rest of World segment revenues decreased by $0.1 million, or 3% in the nine months ended March 31, 2014 compared to the same period in 2013. This was driven by the timing of sales delivered to our Canadian distributor, resulting in a $0.8 million reduction in sales to this customer for the period, partially offset by a $0.7 million increase in sales into our Asian and Middle Eastern customers during the period. Sales into our production animal distributors for the Rest of World segment can vary period to period primarily due to the timing of orders delivered but our underlying sales model continues to drive customer retention in this region. Also, it is expected that the latest version of our mySYNCH® software platform, which will be also launched in Australia and New Zealand in fiscal year 2015, will further enhance our market position in these locations.

Fiscal Year 2013 vs. Fiscal Year 2012

Production Animal — Rest of World segment revenues increased by $0.1 million, or 2%, in 2013 compared to 2012. There was a $1.1 million reduction in sales related to the 2012 revenues from certain production animal products that were divested in March 2012. This was more than offset by an increase in sales of $1.2 million, or 41%, from our continuing reproductive hormone products. This increase in sales from the reproductive hormones was derived primarily from a $1.7 million increase in sales of estroPLAN in Canada in 2013 as compared to 2012 due to our manufacturing facility being approved to manufacture product for the Canadian market. This increase was partially offset by a reduction in Rest of World sales excluding Canada of $0.5 million due mainly to timing of distributor orders. We anticipate seeking registration for both our current reproductive hormones and product candidates, GONADOPRO and PAR061, in certain European countries and China.

	(in thousands)
	Nine Months Ended March 31, 2014	Nine Months Ended March 31, 2013	v%	Year Ended June 30, 2013	Year Ended June 30, 2012	v%
Production Animal - Rest of World Revenues
Continuing Products	2,394	2,464	(3%)	4,004	2,835	41%
Divested Products	—	—	n/a	—	1,094	(100%)
Total Production Animal - R.O.W Revenues	2,394	2,464	(3%)	4,004	3,929	2%

Manufacturing Operations segment

Nine months ended March 31, 2014 vs. nine months ended March 31, 2013

Manufacturing Operations segment revenues for the nine months ended March 31, 2014 decreased by $0.2 million compared to the same period in 2013 due to the completion of certain contract manufacturing obligations associated with the divestment of historical products. In March 2012, we sold the rights to market a number of historical products that we deemed were not congruent with our global strategy and in doing so provided investment capital for our current product portfolios and candidates. As part of that sale we were engaged to contract manufacture a number of these products for a period of approximately six months. This contract manufacturing commenced in April 2013 and was completed in September 2013 and as such $0.2 million of the revenues from this project were earned in the nine months ended March 31, 2013.

We currently have approximately 75% available capacity at our manufacturing facility, which we believe we can leverage to manufacture our anticipated product candidates and for further contract manufacturing opportunities into the future. Typically, sterile manufacturing projects, especially those for FDA-approved products, attract high margins relative to other contract manufacturing sectors. We also have the capability to produce pilot or research and development, or R&D, batches for biotechnology companies for use in clinical trial materials and due to our highly efficient and flexible operation we believe we can undertake these projects at a lower cost than other industry participants.

Fiscal Year 2013 vs. Fiscal Year 2012

Manufacturing Operations segment revenues were $0.2 million in both 2013 and 2012 due to contract manufacture activities related to certain products for which we sold the rights to market in March 2012. As part of this sale we committed to a period of contract manufacturing these products which commenced in April 2013 and was completed in September 2013; as such approximately three months of the project related to the 2012 fiscal year and the remaining 3 months related to the 2013 fiscal year.

	(in thousands)
	Nine Months Ended March 31, 2014	Nine Months Ended March 31, 2013	v%	Year Ended June 30, 2013	Year Ended June 30, 2012	v%
Manufacturing Operations
Continuing Products	—	—	n/a	—	—	n/a
Divested Products	—	234	(100%)	234	244	(4%)
Total Manufacturing Operations Revenues	—	234	(100%)	234	244	(4%)

Adjusted EBITDAOI (a non-GAAP financial measure)

Adjusted EBITDAOI is a non-GAAP measure used by our executive directors to evaluate the performance of the individual segments and our overall performance by assessing the results of our underlying operations prior to considering certain income statement elements and investing activities. A description of Adjusted EBITDAOI and reconciliation to IFRS reported (Loss)/Income for the years ended June 30, 2013 and 2012 and for the nine months ended March, 31 2014 and 2013 are provided below.

	(in thousands)
	Nine Months Ended March 31, 2014	Nine Months Ended March 31, 2013	v%	Year Ended June 30, 2013	Year Ended June 30, 2012	v%
Adjusted EBITDAOI	(4,609)	(1,941)	(137%)	(488)	(2,124)	77%

Nine months ended March 31, 2014 vs. nine months ended March 31, 2013

In the nine months ended March 31, 2014, adjusted EBITDAOI decreased by $2.7 million compared to the same period in 2013. While revenues decreased by $0.3 million for the period, Cost of Sales — Product increased by $0.2 million due to a mix variance in products sold during the period (see Cost of Sales —  Product analysis below) contributing to a reduction in gross margin prior to Cost of Sales — Facility of $0.5 million.

In addition, for the first time, we had a full nine months of operating our FDA-inspected sterile manufacturing facility, in Sydney Australia, and costs associated with our newly established U.S sales and marketing team, head-quartered in Kansas City, following the granting of approval of our reproductive hormones by the FDA in January, 2013. In 2013, much of the expenditure relating to the manufacturing facility incurred was in relation to the completion of the commissioning process and thus was capitalized to the related fixed assets. As such, the operational costs of running our facility increased by $0.8 million period on period (see Cost of Sales — Facility analysis below). However with 75% available capacity in this facility we expect to extract improved value from this fully operational asset by exploring contract manufacturing opportunities and by increasing revenues of our own products and seeking approval of our product candidates into the future.

The nine months ended March 31, 2014 also included the costs of establishing and operating our U.S based sales and marketing operation, associated with the launch costs of our reproductive hormones in the U.S. market, contributing to a period on period increase in operating expenditure of $0.8 million (see Selling and Marketing expense analysis below) and $0.2 million increase in Regulatory expenses as a result of increased FDA GMP license and product renewal fees following the inspection of our sterile manufacturing facility and approval of our reproductive hormones (see Regulatory expense analysis below). In addition, a total of $0.2 million has been incurred in IPO transaction related costs in the nine months ended March 31, 2014 which was not incurred during the same period in 2013.

In the future, we expect our sales and marketing capability will enable us to take advantage of growth opportunities through market share acquisition in our new and existing markets and through category expansion from the potential registration of our product candidates, while further leveraging our infrastructure and resources now fully in place, thereby continuing to improve our Adjusted EBITDAOI results in future periods.

Fiscal Year 2013 vs. Fiscal Year 2012

Adjusted EBITDAOI increased $1.6 million in 2013 compared to 2012 due to a 52% increase in revenues due to the launch of our reproductive hormones products in the U.S. in February 2013 and increases in sales in other existing markets. Adjusted EBITDAOI was further augmented by effective cost management across both our manufacturing operations, with Cost of Sales — Total increasing by only 31% on a 52% increase in revenues, and other costs and expenses only increased 11% year over year, including the associated launch costs for our reproductive hormones in the U.S.

Costs and expenses

Cost of sales — Total

	(in thousands)
	Nine Months Ended March 31, 2014	Nine Months Ended March 31, 2013	v%	Year Ended June 30, 2013	Year Ended June 30, 2012	v%
Cost of Sales – Total
Cost of sales – Product	1,201	979	23%	1,832	1,504	22%
% of revenues	28%	21%		19%	24%
Cost of sales – Facility	3,413	2,612	31%	3,809	2,818	35%
% of revenues	79%	57%		40%	45%
Cost of Sales – Total	4,613	3,592	28%	5,642	4,322	31%

Certain amounts and percentages may reflect rounding adjustments.

Nine months ended March 31, 2014 vs. nine months ended March 31, 2013

Cost of sales — Product

Cost of sales — Product represents the direct manufacturing costs of the products we sold. This cost increased $0.2 million, or 23%, in the nine months ended March 31, 2014 compared to 2013, due to a mix variance of products sold during this period. During the nine months ended March 31, 2013, sales of estroPLAN into Canada and sales of Zydax in Australia equated to 43% of total sales for the period and for the same period ended March 31, 2014, these sales equated to 17% of total revenues. Both of these products generate a greater gross margin than sales of estroPLAN and GONAbreed into Asia and the Middle East, which represented 12% of total sales for the nine months ended March 31, 2013 and 32% of total sales for the same period ended March 31, 2014. As such, Cost of sales — Product as a percentage of revenue increased from 21% in the nine months ended March 31, 2013 to 28% during the same period ended March 31, 2014 as a result of a greater portion of sales coming from our lower margin geographies and products.

Fiscal Year 2013 vs. Fiscal Year 2012

Cost of sales — Product

Cost of sales — Product increased $0.3 million, or 22%, in 2013 compared to 2012, due to revenue growth of $3.2 million, or 52%. Cost of sales — Product as a percentage of revenue improved from 24% to 19% due to fewer sales of lower margin products which were divested in 2012. Products sold in 2013, especially from the sale of our U.S. reproductive hormones, had a higher margin than the divested products we sold in 2012.

Nine months ended March 31, 2014 vs. nine months ended March 31, 2013

Cost of sales — Facility

The increase in Cost of sales — Facility reflect the fact that our new manufacturing facility is currently operating with 75% spare capacity resulting in unrecovered overhead costs. These costs increased $0.8 million, or 31%, in the nine months ended March 31, 2014 compared to 2013 due to operating our facility for the entire nine month period. In 2013, much of the expenditure attributable to the manufacturing facility was incurred in relation to the completion of the commissioning process and was capitalized to related fixed asset. As such in the 2014 period, the increase in operational running costs of our facility was due to a $0.6 million increase employee costs, from additional headcount to operate the facility, and a $0.2 million reduction in absorption of manufacturing overhead costs resulting from a lower number of units produced in the nine months to March 31, 2014. The lower number of units produced was due to the manufacturing of a higher level of inventory in the January to March 2013 period in preparation for the launch of our reproductive hormones into the U.S. market. With 75% available capacity in this facility we expect to continue to augment this fully operational infrastructure by exploring contract manufacturing opportunities into the future.

Fiscal Year 2013 vs. Fiscal Year 2012

Cost of sales — Facility

Cost of sales — Facility costs increased $1.0 million, or 35%, in 2013 compared to 2012. This was driven by increased production and quality departments costs required to transition to an FDA-inspected sterile facility, whereas in 2012 the facility was not yet FDA-inspected, and commissioning costs continued until approval in January 2013. Of the total increase, $0.8 million was associated with higher employee costs due to increased headcount to operate the facility and a $0.3 million increase in operating, testing and monitoring costs of the facility. Despite the increase in associated running costs of our facility, as a percentage of sales, Cost of sales — Facility reduced from 45% to 40% year on year.

Selling and Marketing expenses

	(in thousands)
	Nine Months Ended March 31, 2014	Nine Months Ended March 31, 2013	v%	Year Ended June 30, 2013	Year Ended June 30, 2012	v%
Selling and Marketing expenses	3,003	2,101	43%	3,341	2,070	61%
% of revenues	70%	46%		35%	33%

Certain amounts and percentages may reflect rounding adjustments.

Nine months ended March 31, 2014 vs. nine months ended March 31, 2013

Selling and marketing expenses increased $0.9 million, or 43%, in the nine months ended March 31, 2014 compared to the same period in 2013, as a result of increased employee headcount and related costs associated with the launch of our reproductive hormones in the U.S. The nine months ended March 31, 2014 included the costs of implementing and running our U.S based sales and marketing operation, which resulted in increased employee and associated costs of $0.6 million, increased travel related costs of $0.2 million and an increase of $0.1 million in depreciation and amortization expense.

Now that the U.S-based sales and marketing operation is fully operational, we expect to leverage this capability to continue to acquire market share of our reproductive hormones in the U.S. market, in addition to utilizing this infrastructure for the anticipated launch of our newly developed PROCEPT breeding program and our GONADOPROTM and PAR061 pipeline products if approved.

Fiscal Year 2013 vs. Fiscal Year 2012

Selling and marketing expenses increased $1.3 million, or 61%, in 2013 compared to 2012, as a result of increased employee headcount in sales and marketing and higher advertising and promotion costs associated with the launch of our reproductive hormones in the U.S. We also increased the amount we spent on sales and marketing as a result of establishing our U.S. executive offices in Kansas City.

Regulatory expenses

	(in thousands)
	Nine Months Ended March 31, 2014	Nine Months Ended March 31, 2013	v%	Year Ended June 30, 2013	Year Ended June 30, 2012	v%
Regulatory expenses	330	107	208%	139	247	(44%)
% of revenues	8%	2%		1%	4%

Certain amounts and percentages may reflect rounding adjustments.

Nine months ended March 31, 2014 vs. nine months ended March 31, 2013

Regulatory expenses increased $0.2 million, or 208%, in the nine months ended March 31, 2014 compared to the same period in 2013, as a result of increased FDA GMP license and product renewal fees following the approval of our sterile manufacturing facility and reproductive hormones in January 2013.

Fiscal Year 2013 vs. Fiscal Year 2012

Regulatory expenses decreased $0.1 million, or (44%), in 2013 compared to 2012, due to the decreased number of products registered globally following the divestment of certain historic products in 2012. We anticipate that the costs associated with our FDA-approved reproductive hormones and future potential registrations from our other product candidates will likely result in an increase in regulatory expenses in the future.

Administration expenses

	(in thousands)
	Nine Months Ended March 31, 2014	Nine Months Ended March 31, 2013	v%	Year Ended June 30, 2013	Year Ended June 30, 2012	v%
Administration expenses	2,011	1,403	43%	1,904	2,537	(25%)
% of revenues	47%	31%		20%	40%

Certain amounts and percentages may reflect rounding adjustments.

Nine months ended March 31, 2014 vs. nine months ended March 31, 2013

Administration expenses increased $0.6 million, or 43%, in the nine months ended March 31, 2014 compared to the same period in 2013, as a result of $0.2 million of transaction costs associated with the IPO, an $0.1 million increase in professional, insurance and audit fees and an $0.1 million increase in depreciation and amortization cost. Furthermore, an additional $0.1 million in internal costs were incurred in relation to IPO transaction costs.

Eligible research and development expenditure recorded within administration expenses for the nine months ended March 31, 2014 was $0.7 million compared to $1.1 million for the same period in 2013. This was due to focusing our operational expenditure during the 2014 period on the launch of our reproductive hormones into the U.S market, the establishment of U.S. sales and marketing infrastructure and a full period of operational costs associated with operating our FDA-inspected manufacturing facility.

Fiscal Year 2013 vs. Fiscal Year 2012

Administration expenses decreased $0.6 million, or (25%), in 2013 compared to 2012 due to a reduction in staff numbers and the related employee costs for the Australian corporate office of $0.2 million and a $0.2 million reduction in travel, staff related and office administration costs due to the setting up of our U.S based corporate sales and marketing office. In addition, 2012 included a $0.1 million charge for write off of a bad debt.

Eligible research and development expenditure recorded within administration expenses for the fiscal year ended 2013 were $1.8 million compared to $0.7 million for 2012. The increase in 2013 was due to an increase of $0.9 million of costs attributable to the approval of our reproductive hormones in the U.S market and $0.3 million in costs attributable to process development within our manufacturing operations prior to this facility being classified as acceptable by the FDA in January 2013.

Finance Costs and Net foreign exchange losses on borrowings

	(in thousands)
	Nine Months Ended March 31, 2014	Nine Months Ended March 31, 2013	v%	Year Ended June 30, 2013	Year Ended June 30, 2012	v%
Finance Costs	3,803	1,872	103%	2,840	1,990	43%
Net foreign exchange losses/(gains) on borrowings	1,512	(335)	552%	2,027	774	162%

Certain amounts and percentages may reflect rounding adjustments.

Nine months ended March 31, 2014 vs. nine months ended March 31, 2013

Finance costs expense and Net foreign exchange losses on borrowings increased $3.8 million, or 246%, in the nine months to March 31, 2014 compared to the same period in 2013 due to:

•	$1.9 million increase in finance costs, of which $0.7 million was driven by; (i) an increase utilization of our first ranking senior debt facility, which is a revolver facility hence there was a higher average balance in 2014 than in 2013, and (ii) the issuance of $4.3 million of 2013 Parnell Bonds between February 2013 and September 2013 with an annualized coupon rate of 10%. The higher balance on the debt facility and the 2013 Parnell Bond issuance therefore increased our total indebtedness and also contributed to the overall increase in interest expense over 2013. A further $1.2 million was incurred due to an increase in financing expense in the period ended March 31, 2014 compared to the same period in 2013 as a result of the costs associated with extinguishing our previous senior debt facility with Partners For Growth, LLC.
•	$1.8 million increase in foreign exchange losses in in the period ended March 31, 2014 compared to 2013 as a result of our U.S denominated indebtedness being impacted by the year on year appreciation of the U.S. dollar as compared to the Australian dollar.

Fiscal Year 2013 vs. Fiscal Year 2012

Finance costs expense and Net foreign exchange losses on borrowings increased $2.1 million, or 76%, in 2013 compared to 2012, primarily due to:

•	$0.8 million increase in finance costs, of which $0.3 million was driven by an increase utilization of our first ranking senior debt facility which is a revolver facility hence there was a higher average balance in 2013 than in 2012. In addition, between February 2013 and June 2013, $4.2 million of 2013 Parnell Bonds were issued with an annualized coupon rate of 10%. The added balance on the debt facility and the 2013 bond issuance, the Parnell Bonds, therefore increased our total indebtedness and also contributed to the overall increase in interest expense over 2012. A further $0.2 million was due to an increase in amortization of borrowing costs in 2013 compared to 2012.
•	$1.3 million increase in foreign exchange losses in 2013 compared to 2012 as a result of $17.6 million of our total indebtedness being denominated in U.S. dollars which was impacted by the year on year appreciation of the U.S. dollar as compared to the Australian dollar.

Other income

	(in thousands)
	Nine Months Ended March 31, 2014	Nine Months Ended March 31, 2013	v%	Year Ended June 30, 2013	Year Ended June 30, 2012	v%
Other income/(expense)	2,063	1,206	71%	2,203	6,319	(65%)

Certain amounts may reflect rounding adjustments.

Nine months ended March 31, 2014 vs. nine months ended March 31, 2013

Other income increased by $0.9 million in the nine months to March 31, 2014 compared to the same period in 2013 due to:

•	unrealized foreign exchange gains on intergroup balances of $1.7 million in 2014;

which was partially offset by:

•	a reduction in research and development incentives of $0.7 million ($0.3 million in 2014 and $1.0 million in 2013) as a result of reduced eligible expenditure on research and development projects during this period due to the focusing of our investment expenditure in the 2014 period on the launch of our newly approved reproductive hormones in the U.S market and the establishment of the associated U.S. sales and marketing infrastructure.

Fiscal Year 2013 vs. Fiscal Year 2012

Other income decreased by $4.1 million in 2013 compared to 2012, primarily due to:

•	net proceeds from the one-time sale of the marketing authorization and the rights to sell the divested products received in 2012 of $5.7 million, which was $0 in 2013;

which was partially offset by:

•	unrealized foreign exchange gains of $0.4 million, which was $0 in 2012;
•	grant received from the Kansas State Government for $0.4 million in 2013 for establishing our U.S. corporate office in the state of Kansas; and research and development tax incentives of $0.8 million, which was $0.3 million in 2012; and
•	fair value gain on derivatives which was $0.1 million higher in 2013 than in 2012.

Income Tax Benefit/(Expense)

	(in thousands)
	Nine Months Ended March 31, 2014	Nine Months Ended March 31, 2013	v%	Year Ended June 30, 2013	Year Ended June 30, 2012	v%
Income tax (expense)/benefit	2,532	369	586%	673	(603)	(212%)

Certain amounts and percentages may reflect rounding adjustments.

The tax expense recognized in the consolidated statement of comprehensive income/(loss) relates to current income tax expense plus deferred tax expense (being the movement in deferred tax assets and liabilities and unused tax losses during the year).

Current tax is the amount of income taxes payable (refundable) in respect of the taxable profit (loss) for the year and is measured as the amount expected to be paid to (refunded by) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is provided on temporary differences which are determined by comparing the carrying amounts of tax bases of assets and liabilities to the carrying amounts in the consolidated financial statements.

See Notes to Consolidated Financial Statements — Note 1 (g). Income Tax for further details on the accounting treatment of income tax expense and benefits.

Nine months ended March 31, 2014 vs. nine months ended March 31, 2013

The income tax benefit increased by $2.2 million in the nine months ended March 31, 2014 compared to the same period in 2013, due to an increase in deferred tax primarily attributable to temporary differences related to unutilized tax losses as a result of increase finance and associated costs incurred during the period ended March 31, 2014.

Fiscal Year 2013 vs. Fiscal Year 2012

Income tax expense decreased $1.3 million in 2013 compared to 2012, due to a reduction in current income tax expense of $0.3 million and movement in deferred tax attributable to certain temporary differences related to unutilized tax losses and unrealized foreign exchange losses.

Adjusted Earnings before Interest, Tax, Depreciation, Amortization and Other Income

General description of Adjusted Earnings before Interest, Tax, Depreciation, Amortization and Other Income (EBITDAOI) (a non-GAAP financial measure)

Adjusted EBITDAOI (a non-GAAP financial measure) is an alternative view of business performance used by us, and we believe that investors’ understanding of our performance is enhanced by disclosing this measure. We report Adjusted EBITDAOI to portray the results of our underlying operations prior to considering certain income statement elements and investing activities.

The executive directors are our chief operating decision makers, or CODM. They use the revenues and the segment results (Adjusted EBITDAOI) of the four segments, among other factors, for performance evaluation of both the individual segments and the overall business, and for the allocation of resources.

The executive directors believe that Adjusted EBITDAOI represents the results of our underlying operating segments prior to considering certain income statement elements and other certain significant items, which are not directly associated with the activities of the operating segment. We measure our overall performance on this basis in conjunction with other performance metrics. The following are examples of how the Adjusted EBITDAOI measure is utilized:

•	senior management receives a monthly analysis of our operating results that are prepared with this Adjusted EBITDAOI measure included;

•	the operating segments of our annual budgets are prepared on an Adjusted EBITDAOI basis; and
•	it is used in other goal setting and performance measurements.

Despite the importance of this measure to executive directors in goal setting and performance measurement, Adjusted EBITDAOI is a non-GAAP financial measure that has no standardized meaning prescribed by IFRS and, therefore, has limits in its usefulness to investors. Because of its non-standardized definition, Adjusted EBITDAOI, unlike other GAAP measures, may not be comparable to the calculation of similar measures of other companies. Adjusted EBITDAOI is presented to communicate to investors how management currently assesses performance, primarily of our operating segments.

A limitation of the Adjusted EBITDAOI measure is that it provides a view of our operations without including all events during a period and does not provide a comparable view of our performance to other companies. As such this is not the only measure by which the executive directors may assess performance.

Certain significant items

Adjusted EBITDAOI is calculated based on the profit/(loss) for the period, by adding back depreciation and amortization and by removing of three significant items:

•	net foreign exchange losses/(gains) associated with the conversion of foreign currency denominated indebtedness over time, which is considered to be a direct result of financing activities that is dependent upon fluctuations in foreign currency rates;
•	other income which typically includes income from the sale of assets or research and grant income received; and
•	certain income statement elements and other certain significant items, which are not directly associated with the activities of the operating segment

Reconciliation of Adjusted EBITDAOI

A reconciliation of Adjusted EBITDAOI to (Loss)/Income for the years ended June 30, 2013 and 2012, and for the nine months ended March 31, 2014 and 2013, as reported under IFRS, is as follows:

	(in thousands)
	Nine Months Ended March 31, 2014	Nine Months Ended March 31, 2013	v%	Year Ended June 30, 2013	Year Ended June 30, 2012	v%
(Loss)/income for the period	(6,377)	(2,584)	(147%)	(3,478)	67	5,265%
Income tax expense/(benefit)	(2,532)	(369)	586%	(673)	603	(212%)
Transaction Related Costs	153	—	100%	—	—	n/a
Depreciation and Amortization expense	895	681	31%	999	761	31%
Finance Costs	3,803	1,872	103%	2,840	1,990	43%
Net foreign exchange losses/(gains) on borrowings	1,512	(335)	(552%)	2,027	774	162%
Other income	(2,063)	(1,206)	71%	(2,203)	(6,319)	(65%)
Adjusted EBITDAOI	(4,609)	(1,941)	(137%)	(488)	(2,124)	77%

Analysis of the consolidated statements of cash flows

	(in thousands)
	Nine Months Ended March 31, 2014	Nine Months Ended March 31, 2013	v%	Year Ended June 30, 2013	Year Ended June 30, 2012	v%
Cash provided by/(used in):
Operating activities	(7,122)	(1,576)	352%	(2,981)	3,562	(184%)
Investing activities	157	(2,951)	(105%)	(2,414)	(5,214)	(54%)
Financing activities	10,387	5,362	94%	6,173	1,006	514%
Net increase/(decrease) in cash and cash equivalents	3,422	835	310%	778	(646)	(220%)

Certain amounts and percentages may reflect rounding adjustments.

Operating activities

Nine months ended March 31, 2014 vs. nine months ended March 31, 2013

Our net cash outflow from operating activities was $7.1 million in the nine months ended March 31, 2014 compared to an outflow of $1.6 million for the same period in 2013. The increase in operating cash outflows was primarily attributable to:

•	the increase finance costs paid of $1.7 million, including the payment of borrowing costs associated with the establishment of new senior debt facility with SWK Holding, LLC, of $1.3 million,
•	a reduction in other receivables of $1.4 million in relation to a reduction in eligible research and development expenditure; and
•	an increase in payments to suppliers and employees of $2.4 million due to increased headcount and costs of running our FDA-inspected sterile manufacturing facility, an increase in the costs of our U.S. sales and marketing operation of $1.6 million, increased regulatory and administration costs of $0.4 million, and an increase in IPO related transaction costs of $0.3 million.

Fiscal Year 2013 vs. Fiscal Year 2012

Our net cash provided by operating activities was an outflow of $3.0 million in 2013 compared to an inflow of $3.6 million in 2012. The decrease in operating cash flows was primarily attributable to:

•	the inclusion in 2012 of the proceeds from the sale of divested products of $5.7 million that was not repeated in 2013;
•	the increase in interest on borrowings paid in 2013 of $1.0 million; and
•	the increase in income tax paid of $0.3 million.

which was partially offset by:

•	the increase in receipts from government grants of $1.2 million in 2013, which was $0 in 2012.

Investing activities

Nine months ended March 31, 2014 vs. nine months ended March 31, 2013

Our net cash inflow from investing activities was $0.2 million in the nine months ended March 31, 2014 compared to an outflow of $3.0 million for the same period in 2013. The increase in investing activity cash flows was primarily attributable to:

•	a reduction in development costs of $1.5 million in 2014, mainly due to our reproductive hormones receiving FDA approval in January 2013;

•	the increase in research and development incentives received of $1.4 million in 2014 primarily from our previous investment in the development of our US hormones and manufacturing facility; and
•	a reduction in expenditure relating to the commissioning our of sterile manufacturing facility of $0.3 million following the facility being classified as acceptable by the FDA in January 2013.

Fiscal Year 2013 vs. Fiscal Year 2012

Our net cash used in investing activities was an outflow of $2.4 million in 2013 compared to an outflow of $5.2 million in 2012. The decrease in net cash used by investing activities was primarily attributable to:

•	a reduction in development costs of $0.5 million in 2013, mainly due to our reproductive hormones receiving FDA approval in January 2013;
•	a reduction in year on year payments made for the construction and commissioning of our manufacturing facility of $1.8 million due to construction and commissioning being completed in January 2013; and
•	an increase in receipts from tax incentives of $0.5 million, which was $0 in 2012.

Financing activities

Nine months ended March 31, 2014 vs. nine months ended March 31, 2013

Our net cash generated from financing activities was $10.4 million in the nine months ended March 31, 2014 compared to a $5.4 million for the same period in 2013. The increase in net cash generated in 2014 was primarily attributable to:

•	net proceeds from refinancing activities of $10.4 million in 2014, after the payment of $2.3 million associated with the buying back of warrants that were granted to our previous senior debt facility with Partners for Growth, LLC, from an increase in our senior debt as a result of refinancing with the SWK facility and issuance of 2013 Parnell Bonds in 2013, compared to $5.7 million in 2013.
•	a reduction in dividends paid of $0.3 million (2014: $0; 2013: $0.3 million)

Fiscal Year 2013 vs. Fiscal Year 2012

Our net cash generated from financing activities was $6.2 million in 2013 compared to $1.0 million in 2012. The increase in net cash generated in 2012 was primarily attributable to:

•	net increase in the draw-down on our senior debt facility of $1.0 million (2013: $3.1 million; 2012: $2.1 million); and
•	$4.15 million in 2013 Parnell Bonds issued between February and June 2013.

Analysis of financial condition, liquidity and capital resources

At the completion of this initial public offering we expect our cash and cash equivalents balance to be in excess of $25 million. While we believe our cash on hand, our operating cash flows and our anticipated financing arrangements, together with the proceeds from this initial public offering, will be sufficient to support our future cash needs for more than the next 24 months, we can provide no assurance that our liquidity and capital resources will meet all future funding requirements. Risks to meeting future funding requirements include global economic conditions described in the Risk Factors.

The global financial markets have recently undergone and may continue to experience significant volatility and disruption. The timing and sustainability of an economic recovery is uncertain and additional macroeconomic, business and financial disruptions may arise. As markets change, we will continue to monitor our liquidity position, and there can be no assurance that the challenging economic environment or a further economic downturn will not impact our liquidity or our ability to obtain future financing.

In addition, during the financial years presented we have expended more on investing activities, for the geographical expansion product portfolio and further commissioning of our manufacturing facility than we have generated from our operating activities. Unless there is an increase in future revenues, our costs may continue to exceed our revenues, which could impact our liquidity and may also impact our ability to continue to invest in future product opportunities should the proposed public offering not proceed.

Selected measures of liquidity and capital resources

Historically, we have obtained funding from equity, borrowings and cash provided by operating activities. The following shows our liquidity and capital resources as of the stated periods.

	(in thousands)
	At March 31, 2014	At June 30, 2013	At June 30, 2012
Cash and cash equivalents	4,284	860	78
Trade and other receivables	2,085	4,706	2,928
Borrowings, including current portion	30,105	20,200	11,943
Ordinary Shares	5,423	3,104	3,105

Certain amounts may reflect rounding adjustments.

Trade receivables are usually collected over a period of less than 30 days following the due date of each invoice. Our collection of these receipts has historically been strong with only one bad debt of $0.1 million being written off. In our consolidated statement of financial position as of June 30, 2013 we have no allowance for doubtful debts. While we believe, based on the historic profile of the collection of our account receivable amounts, that this is sufficient, we may be required to allow for a provision for doubtful debts in the future if this profile is to adversely change. Trade and other receivables increased year on year primarily due to an increase in other receivables of $1.7 million. $1.4 million of this relates to in an increase research and development tax incentives receivable from the Australian Taxation Office in 2013 compared to 2012. Based on our planned investment, it is expected that as long as the research and development scheme is in place, future research and development tax incentives will be available.

During 2013, our senior debt facility of USD$9.9 million, provided by Partners For Growth III, L.P., and the issued 2011 Convertible Bonds of USD$6.0 million became due for repayment within the following 12 months, resulting in a $16.3 million increase in current borrowings year on year.

At June 30, 2013, we had current liabilities exceeding current assets of $13.8 million and have experienced a loss from continuing operations of $3.5 million and operating cash outflows of $3.0 million for the year then ended. These results were largely driven by our continued investment in operating the newly commissioned and FDA-inspected manufacturing facility and launching the sale of our reproductive hormone products in the U.S. The FDA approval to manufacture, distribute and market these products in the U.S. was received in January 2013. Our future viability and our ability to continue as a going concern and meet our debts and commitments as they fall due was dependent on our ability to refinance existing facilities or find alternative forms of finance and continue to grow the business in the U.S. and other markets where we have an established presence.

During 2013 we also issued 4.2 million 2013 Parnell Bonds for $4.2 million. These 2013 Parnell Bonds have a two year maturity with a 10% annual coupon rate, payable at the end of each year, and a 20% stapled warrant which will be converted into ordinary shares of the Company, pursuant to the election of the bondholders in May 2014.

In January 2014, we entered into a credit agreement with a U.S.-based lender, SWK Holdings LLC, for a seven year USD$25.0 million senior secured credit facility. The credit facility was utilized to refinance our previous senior debt facility of USD$9.9 million with Partners For Growth, LLC, which was due to mature in June 2014, and also for us to redeem USD$4.0 million of Convertible Bonds that were due to mature in March 2014. USD$2.0 million was paid to Partners for Growth to pay out a warrant attached to their facility. In addition, 2 million 2011 Convertible Bonds converted to ordinary shares of the parent entity. Following the payment of fees and associated costs of establishing this new seven-year credit facility, USD$7.9 million of funds were immediately available to us for working and growth capital purposes and returned the Group to a position where current assets exceed current liabilities. The credit facility contains two financial covenants requiring us to retain a current asset ratio of greater than 1.25, after adjusting for subordinated debt (2013 Parnell Bonds), and to maintain a level of last 12 months revenues greater than that stipulated in the credit agreement, measured at the end of each quarter and increasing over time to a maximum of $16.0 million by quarter ending December 31, 2017. In addition, the credit facility contains other customary affirmative and negative covenants. We have not breached, and do not anticipate to breach any of the covenants attached to the SWK facility for the next 12 months.

In addition, we also issued another 0.1 million 2013 Parnell Bonds for $0.1 million with the same terms as those mentioned above between July and September 2013.

As a result of the above, as at March 31, 2014, we had current assets exceeding current liabilities by $0.5 million. We expect that in addition to the proposed capital raise via Initial Public Offering that the significant investments we have previously made to establish our fully-integrated pharmaceutical value chain will enable us to grow future revenues of our current products and to seek approval of our pipeline product candidates and to also seek new licensing opportunities and contract manufacturing engagements. These multiple growth opportunities should enable us to increase the utilization of our current infrastructure and thus to continue as a going concern, thereby allowing us to meet our debts and commitments as they fall due.

For additional information about the anticipated uses of our funds, see “Use of Proceeds” section within this document.

Contractual obligations

Payments due under contractual obligations as of March 31, 2014 are set forth below:

	(in thousands)
	Up to 3 months	3 months to 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Borrowings (excluding finance leases) (a)	938	4,963	12,969	21,026	14,552	54,447
Derivatives	—	—	—	—	—	—
Finance lease obligations	59	130	14	—	—	203
Operating Leases	165	487	1,212	1,121	1,512	4,496
Total	1,162	5,579	14,195	22,146	16,064	59,146

Certain amounts may reflect rounding adjustments.

(a)	this represents the contractually required principal and interest payments under our borrowings. Amounts associated with future interest rate payments to be made were calculated using the interest rate effective as at March 31, 2014 which was 9.75%.

Our historical contractual obligations in the table above are not necessarily indicative of our contractual obligations in the future as a public company.

Off-balance sheet arrangements

We do not currently use off-balance sheet arrangements for the purposes of credit enhancement, investment or other financial purposes.

In the ordinary course of business and in connection with the sale of assets and businesses, we may indemnify our counterparties against certain liabilities that may arise in connection with a transaction or that are related to activities prior to a transaction. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications generally are subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of March 31, 2014 there are no recorded amounts for these arrangements.

New accounting standards

For discussion of the impact and adoption of accounting standards, see Notes to Consolidated Annual Financial Statements — Note 1 (y). New Accounting Standards and Interpretations.

Significant accounting policies and application of critical accounting estimates

In presenting our financial statements in conformity with IFRS, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures.

We believe that the following accounting policies are critical to an understanding of our consolidated financial statements as they require the application of the most difficult, subjective and complex judgments and, therefore, could have the greatest impact on our financial statements: (i) revenue recognition; (ii) fair value of warrants; (iii) capitalization of intangible assets; (iv) impairment reviews — long-lived assets, including intangible assets; and (v) income taxes.

For more information regarding our significant accounting policies, estimates and assumptions, see Notes to Consolidated Annual Financial Statements — Note 1. Significant Accounting Policies.

Revenue Recognition

Revenue is recognized when the amount of the revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the entity and specific criteria relating to the type of revenue as noted below, have been satisfied. Revenue is measured at the fair value of the consideration received or receivable and is presented net of returns, discounts and rebates.

•	Sale of goods: recognized on transfer of goods to the customer, as this is deemed to be the point in time when risks and rewards are transferred and there is no longer any ownership or effective control over the goods.
•	Grant revenue: Government grants, including Australian Research and Development incentives, are recognized at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognized as income over the periods necessary to match the grant to the costs they are compensating.
•	Interest revenue: Interest is recognized using the effective interest method.
•	Divestment of product income: Divestment of product income is recognized at the point in when the marketing authorization and the rights to sell the divested product were transferred to the acquirer for consideration received.

Fair Value of Warrants

We recognized warrants that were issued in relation to the loan facility from Partners for Growth III, LP, or PFG, and 2013 Parnell Bonds. At June 30, 2013, we had recorded liabilities totalling $2.9 million (2012: $1.8 million) which we estimate to be the fair value of the warrants to be settled with the third parties. In January 2014, subsequent to the refinancing of the PFG credit facility with SWK Funding LLC, we purchased the warrant granted to PFG for consideration of USD$2.0 million in cash.

As at March 31, 2014, we had recorded liabilities totalling $0.9 million (2013: $2.9 million) which we estimate to be the fair value of warrants to be settled with the third parties.

Capitalization of Intangible Assets

We recognized costs associated with identifiable finite-life intangible assets that have been derived from the capitalization of further development of our products upon initial registration in major markets of these products. These assets consist of, but are not limited to, costs associated with the further development and enhancement of product attributes and costs associated with increased geographical registrations of the products. These costs are primarily:

•	Product Development expenditure: costs incurred on development projects (relating to the design and testing of enhancements or extensions of products) are recognized as intangible assets when:
•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	the intention to complete the intangible asset and use or sell it;
•	the ability to use or sell the intangible asset;
•	how the intangible asset will generate probable future economic benefits;
•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

We consider the criteria met for recognizing an intangible asset, usually when a regulatory filing has been made in a major market and approval is considered probable. The capitalized expenditure comprises all directly attributable costs, including costs of materials, services, direct labor and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight line basis over its useful life, which is estimated at ten years.

•	IT development and software: costs incurred in developing IT products or systems and costs incurred in acquiring software and licenses that will contribute to future period financial benefits through revenue generation and/or cost reduction are capitalized to computer software. Capitalized costs include external direct costs of materials and service and direct payroll and payroll related costs of employees’ time spent on the project. Amortization is calculated on a straight line basis over periods generally ranging from three to five years. IT development costs include only those costs directly attributable to the development phase and are only recognized following completion of technical feasibility and where we have an intention and ability to use the asset.

See Note 1 (o) and Note 10 of the consolidated annual financial statements for further details on the accounting treatment of intangible assets.

Impairment review of long-lived assets

We test on an annual basis whether Property, Plant & Equipment and Intangible Assets have suffered any impairment, in accordance with the accounting policy stated in the Consolidated Annual Financial Statements — Note 1(n). The recoverable amounts of these assets have been determined based on value in use calculations. These calculations require the use of assumptions.

Income taxes

At March 31, 2014, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management believes it is probable that the Group will realise the benefits of the deferred tax assets in relation to tax losses recognised.

Historically, the Group has been able to generate taxable income in sufficient amounts and believes that it will generate sufficient levels of taxable income in upcoming years to permit the Group to utilise tax benefits associated with tax losses carried forward and other deferred tax assets that have been recognised in its consolidated financial statements.

In the event that a history of recent losses is present, the Group relied on convincing other positive evidence such as the accuracy of historical forecasting, growth in Production Animal US revenue, the character of (historical) non-recurring expenses, initial costs in relation to establishing the US operations and costs with commissioning of the recently FDA-inspected manufacturing facility in Australia to support the deferred tax assets recognized.

Tax losses carried forward

At March 31, 2014, the Group had total estimated tax losses carried forward of $12.6 million. Such amount includes net operating losses of $1.1 million related to subsidiaries in the United States which would expire from 2033. The remaining tax losses carried forward of $11.5 million are indefinite and are attributable to the Group’s operations in Australia.

Contingencies

Legal matters

We currently have no material legal matters pending or arising in the ordinary course of business. If future matters were to arise, we would potentially accrue for losses that are both probable and reliably estimated.

Qualitative and quantitative disclosures about market risk

Foreign exchange rates

A substantial portion of our current revenues and costs are exposed to changes in foreign exchange rates. Our products are sold in 14 countries predominantly under U.S. dollar denominated contracts. We do however have sales in Canadian dollars, New Zealand dollars and Australian dollars. As a result, our revenues are influenced by changes in foreign exchange rates. In fiscal year 2013, approximately 74% of our revenues were denominated in foreign currencies (non-Australian dollars): 46% in U.S. dollars, 22% in Canadian dollars and 6% in New Zealand dollars. In the nine months ended March 31, 2014, approximately 70% of our revenues were denominated in foreign currency (non-Australian dollars): 55% in U.S. dollars, 12% in Canadian dollars and 3% in New Zealand dollars. We seek to manage our foreign exchange risk in part through operational means, including managing same-currency revenues in relation to same-currency costs and implementing both U.S. dollar and Australian dollar denominated debt liabilities to offset exposure from U.S. dollar and Australian dollar denominated revenues. Additionally, we occasionally secure forward foreign exchange contracts against known foreign currency receipts. Going forward, we will evaluate if a similar approach to managing foreign exchange risk is appropriate for our company. Exchange rate fluctuations may also have an impact beyond our reported financials and directly impact operations. These fluctuations may affect the ability to buy and sell our goods and services between markets impacted by significant exchange rate variances.

Implications of Being an Emerging Growth Company

Pursuant to The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we are classified as an “Emerging Growth Company.” Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our auditor will not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a five-year transition period.

Pursuant to the JOBS Act, we will remain an Emerging Growth Company until the earliest of:

•	the last day of our fiscal year following the fifth anniversary of the date of our initial public offering of ordinary shares;

•	the last day of our fiscal year in which we have annual gross revenue of USD$1.0 billion or more;
•	the date on which we have, during the previous three-year period, issued more than USD$1.0 billion in non-convertible debt; and
•	the date on which we are deemed to be a “large accelerated filer,” which will occur at such time as we (a) have an aggregate worldwide market value of ordinary shares held by non-affiliates of USD$700.0 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months, and (c) have filed at least one annual report pursuant to the Exchange Act.

Implications of Being a Foreign Private Issuer

We are also considered a “foreign private issuer.” In our capacity as a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

BUSINESS

Overview

We are a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions. We currently market five products for companion animals and production animals in 14 countries and augment our pharmaceutical products with our proprietary iKAM and mySYNCH® software platforms. These innovative technology solutions are designed to enhance the quality of life or performance of animals, while driving our customers’ operational efficiency and profitability. We believe our value-added solutions help establish us as a business partner with our customers rather than only as a commodity provider, differentiating us from our competitors.

In the last decade, we have significantly enhanced our core competencies across the entire pharmaceutical value chain. A key strength of our business is our clinical trial and regulatory development experience. We have conducted over 31 clinical trials across six countries in 70 trial sites during the last ten years. Our products have been approved by regulators in the U.S., Europe, Canada, Australia, New Zealand and multiple other jurisdictions throughout Latin America, Asia, the Middle East and Africa. We are planning to conduct at least 25 additional clinical trials over the next four years. Our clinical science expertise is augmented by a strong network of academic institutions, private research organizations and veterinary clinics across multiple countries around the world. We have constructed a U.S. Food and Drug Administration, or FDA, inspected, sterile manufacturing facility located in Sydney, Australia, which we believe provides us with a low-cost and reliable supply of our products. We currently have approximately 75% available capacity above our current manufacturing demand, creating significant contract manufacturing and pipeline expansion opportunities. We intend to leverage these core competencies to bring at least seven new products, addressing up to 12 indications, to market over the next five years, and to further expand our pipeline through targeted development and in-licensing opportunities.

Our lead reproductive hormone products, estroPLAN® and GONAbreed®, are designed to safely and effectively improve cattle breeding performance and are currently marketed in 12 countries. We were the first company to achieve FDA approval for the indication of estrous synchronization in both dairy and beef cows. We market our reproductive hormone products in conjunction with our proprietary software platform, mySYNCH,TM in order to deliver superior breeding outcomes. Since launching in the U.S. in mid-2013, we have steadily acquired market share and we typically enjoy a top three market share position in these products in many other countries where we have been selling our products for many years.

Our patented, disease-modifying product, Zydax®, for the treatment of osteoarthritis, or OA, in dogs and horses, both stimulates the growth of new cartilage and inhibits cartilage breakdown. OA is a slowly progressive and often severely debilitating degenerative joint disease, or DJD. We estimate that the market for OA in animals in the U.S. and the EU is over $410 million in annual sales of prescription drugs and the global market for alternative treatments is at least another $500 million in annual sales. The most common treatments for OA are anti-inflammatory drugs, which ease symptoms but do not address the underlying disease process. By contrast, Zydax is designed to enable veterinarians and animal owners to safely and effectively manage the cause of OA. Zydax has an excellent efficacy and safety profile, with one million doses sold, and has led to improved quality of life for dogs and improved performance of sport horses. We have marketed Zydax in Australia, New Zealand, Hong Kong, Singapore and the United Arab Emirates and we are seeking approval from the FDA for marketing in the U.S. and from the European Medicines Agency, or EMA, for marketing in the European Union, or EU. Assuming regulatory approval, we plan to launch Zydax for dogs in these markets in 2016. In addition to Zydax we also have a nutraceutical product, Glyde®, which is a combination of glycoaminoglycans, a building block for cartilage (derived from chondroitin sulfate and glucosamine) and a potent natural anti-inflammatory, ecoisatetranoic acid (derived from green-lipped mussel powder). Glyde is currently marketed in the same countries where Zydax is currently approved.

We believe our products are differentiated through our complementary software platforms designed to assist our customers in maximizing the performance and efficiency of our products. iKAM, for companion animal customers, and mySYNCH, for production animal customers, provide our customers with a personalized, software solution which is provided as a free service offering to our customers loaded onto a free tablet device which provides mobile and interactive education and diagnostics, data analytics and customer management capabilities. iKAM and mySYNCH also provide us with direct interaction with animal owners to manage and personalize their brand experience with our products. Our technology offerings enable us to partner with veterinarians, and key distributors to increase customer interaction, brand recognition and overall customer satisfaction.

Our current revenues are derived from operations in 14 countries, with a direct marketing presence in Australia, New Zealand, Singapore, Hong Kong, Dubai and the U.S. We utilize a range of multi-national and local marketing partners in other markets including Canada, the Middle East and Africa and will continue to seek additional marketing partners who can assist us in bringing our products to market in those geographies where we do not expect to establish a direct presence. We intend to enter the burgeoning Chinese market in the next two years, initially with our reproductive hormone products. During that time, we also intend to enter the Latin American market.

We believe that our fully-integrated, pharmaceutical value chain positions us to effectively and efficiently leverage our current product portfolios, expand and scale our pipeline of product candidates, elicit attractive in-licensing or acquisition opportunities and seek vertical opportunities as a contract services provider. We believe that the combination of these capabilities and opportunities positions us to become a leading innovator in animal health products.

Our Products and Product Candidates

In addition to our currently marketed products, we are developing a pipeline of clinical drug candidates that either seek to deliver solutions to address unmet needs in companion animal health or address practical and financial challenges that veterinarians and farmers encounter with existing production animal therapies. Currently, we have seven product candidates for the treatment of up to 12 indications across several therapeutic areas and animal species in our pipeline. We also intend to leverage our established in-house developmental capabilities to advance multiple in-house and in-licensed pipeline opportunities.

The following table presents information regarding our commercial products and our products under development.

In addition to developing therapeutics that deliver real solutions to unmet animal health needs, we believe some of our product candidates, including Zydax, PAR081, PAR121 and PAR122, may have the potential to be applied to human health. Assuming successful development of each of these product candidates for the animal health market, we would seek to partner with organizations that can assist in assessing the feasibility and, if warranted, potential development of these product candidates for human applications.

Our Strategy

Our objective is to become a leading provider of animal health solutions that enhance the quality of life or performance of animals and enhance operational efficiency and profitability for veterinarians and farmers. We seek to differentiate ourselves from other animal health companies through leadership in clinical science in our chosen therapeutic areas and integration of our proprietary software platform with our animal health products.

We intend to leverage our experience and drug development infrastructure to focus on the growing companion animal market and the production animal sector which are being driven by increasing global demand for animal proteins. We plan to focus on long-term therapies for conditions with a high prevalence rate and high propensity for treatment by animal owners. We also plan to utilize our proprietary software platform to differentiate our product offerings.

We plan to accomplish these goals by:

Capturing market share of reproductive hormones in the U.S.

In the U.S., we seek to have a value proposition that is differentiated from other animal health companies through our close relationships with key distributors, veterinary clinics and large producers. Our product solutions are designed to maximize customer outcomes and develop brand recognition with these customers. We market our products through a newly-established direct sales force covering the top 20 states in the dairy sector, representing 80% of the dairy cows in the U.S.

We will continue to bring innovation to the market by launching a new proprietary breeding program in the U.S. called PROCEPT®, which we are developing in conjunction with Dr. Milo Wiltbank, a respected thought leader in reproductive physiology. We expect to publish clinical trial outcomes regarding this program during the next 12 months.

We have developed a proprietary software platform called mySYNCH which is a digital tool that enables veterinarians and producers to optimize reproduction and maximize economic gains. It combines in-field training with simple, real-time, dashboard style reports highlighting predictive breeding metrics. It also enables producers to benchmark themselves against top-performing, comparable operations.

Completing our regulatory development of Zydax for launch in the U.S. and European markets

We are focusing on completing the regulatory development work for FDA approval of Zydax in the U.S. and EMA approval in Europe. The FDA has approved the safety section of the dossier for Zydax in dogs, and we have completed an independent statistical analysis of our pilot efficacy studies in Zydax. The results of these studies indicate a statistically significant outcome for a defined clinical endpoint in owner assessed reduction of pain and/or interference associated with OA in dogs. Based upon the results of these studies, we intend to commence a pivotal efficacy study during the second-half of 2014.

In addition to completing the efficacy trial, we also expect to complete the chemistry and manufacturing controls, or CMC, section of the Zydax dossier. We have entered into a collaboration with Lonza Group AG, or Lonza, to develop the large-scale synthesis of the active pharmaceutical ingredient, or API, in Zydax (Glucoranoxylan Sulfate). We expect to complete the Drug Master File, or DMF, by early 2015 to file (in conjunction with the efficacy trial data) with the FDA and EMA in the first-half of 2015. If approved, we expect to launch Zydax for dogs in the U.S. and Europe in the first-half of 2016.

We also plan to commence a target animal safety study and an efficacy study for Zydax in horses in second-half of 2014 and file a dossier with the FDA and EMA in second-half of 2015. If the studies are successful and this indication is approved, we expect to launch Zydax for horses during the second-half of 2016.

In addition, there may be opportunities to seek approval for Zydax in other jurisdictions that have a faster path to market than the U.S. or Europe and we intend to explore these prospects in 2014.

Expanding our market share of Zydax for dogs in Australia through the rollout of the next generation iKAM.

The disease-modifying qualities of Zydax target the core deficit of OA and have proven to be a safe and effective long-term treatment for OA. In addition to the benefits of Zydax, we believe we can further penetrate the OA market by leveraging our propriety technology platform in order to promote Zydax. iKAM is our digital customer application that is available for use by dog owners as a self-diagnostic tool in the veterinary clinic and then at home for monitoring the condition of their pets while on Zydax therapy. iKAM enables us to interact with dog owners in a unique way that enhances an ongoing direct relationship. Currently we have partnered with approximately 250 veterinary clinics in Australia who use the iKAM software platform and we expect to grow such partnerships over the next two years.

Expanding our innovative OA therapeutic offering in Australia by launching Glyde Chews

In Australia, we currently market a dual joint care program that combines our Zydax injectable product with a daily dose of Glyde Powder. Glyde is our at-home nutraceutical treatment which contains a therapeutic dose of the building blocks of cartilage (glycosaminoglycans derived from glucosamine and chondroitin) and a potent natural anti-inflammatory (eicosatetranoic acid derived from green-lipped mussel powder). Glyde Chews are a beef-flavored treat that will be the next installment in our OA innovation strategy.

Continuing development of existing pipeline of product candidates

We plan to progress our current pipeline of product candidates through proof-of-concept stage and in to animal studies in 2014 and 2015. We seek to adopt for each of our product candidates a well-defined, milestone driven development path that enables us to determine the most expeditious path to market. We plan to continue our collaboration with development partners including leading academic institutions to ensure each product has a robust data set to support approval and commercialization.

Expanding our existing pipeline

Our goal is to bring a new product to market each year commencing in 2015 through a combination of business development and potential in-licensing activities. In addition to our current product development programs, we are reviewing the attractiveness and feasibility of several potential in-licensing and acquisition opportunities. As a result, we expect our pipeline to continue to expand as we pursue congruent opportunities.

Developing market entry plans for China and Europe for our reproductive hormones

We have invested in market investigations and partnering discussions in China and Europe over the last several years, and we intend to focus on multiple growth opportunities in these regions. We believe the Chinese dairy industry is undergoing structural changes to industrialize. We believe this situation is suited to our innovative solutions that combine high quality medicines with our mySYNCH proprietary technology in order to help dairy producers breed cows more effectively positions us to develop a strong foothold in this rapidly growing industrialized Chinese dairy market.

Maintaining market share in our established reproductive hormone markets through the roll-out of the next generation of mySYNCH tools

We plan to solidify our market position in Australia and New Zealand by leveraging the mySYNCH technology and launching the new PROCEPT breeding protocol. A variation of mySYNCH has been operating in New Zealand for several years and has enabled us to develop what we believe are strong relationships with veterinary clinics and dairy farmers. Australia and New Zealand have approximately six million dairy cows and represent significant opportunities for continued growth. We also aim to continue to deliver innovation through our local partners in Asia, the Middle East and Africa with PROCEPT and local variations of the mySYNCH technology.

Expanding our global Sales and Marketing capabilities.

We expect to expand our current sales and marketing capabilities in order to market and distribute our current and pipeline product candidates in all major markets we seek to enter. We will do this through a combination of a direct presence and strategic partnerships. In those markets where we elect to establish a direct presence, we will seek to replicate the successful business model we have used in Australia (companion animal) and New Zealand (production animal).We will seek to engage with major veterinary clinics through our clinical science leadership initiatives and develop key opinion leaders. We have recently augmented our U.S.-based global marketing team with the appointment of a Digital Marketing Director who will be responsible for advancing iKAM with the aim of utilizing it as the cornerstone of our Zydax launch.

Identifying and pursuing contract manufacturing opportunities

We have constructed and commissioned our manufacturing facility in Sydney which was classified as acceptable by the FDA in January 2013. We currently have approximately 75% available capacity at this facility, which we believe we can leverage for contract manufacturing opportunities. Typically, sterile manufacturing projects, especially those for FDA-approved products, attract high margins relative to other contract manufacturing sectors. We also have the capability to produce pilot or research and development, or R&D, batches for biotechnology companies for use in clinical trial materials and due to our highly efficient and flexible operation we believe we can undertake these projects at a lower cost than other industry participants.

Our Marketed Products

Reproductive Hormones — estroPLAN and GONAbreed

Overview

Our reproductive hormone products, estroPLAN (cloprostenol sodium; a prostaglandin F2α, or PG, drug) and GONAbreed (gonadorelin acetate; a Gonadotropin Releasing Hormone, or GnRH, drug), are used in breeding programs which are aimed at increasing pregnancy rates in dairy and beef cows. PG and GnRH drugs are given as a sequence of three injections over nine days to cause a cow to ovulate which allows artificial insemination, or AI, to be used. These breeding protocols are typically called Ovsynch programs.

We believe we have conducted more cattle breeding program trials over the last ten years than any other animal health company. We have also developed a proprietary software platform, mySYNCH, to complement the use estroPLAN and GONAbreed. We believe this model of combining our high quality drug products with our proprietary software platform improves profitability for producers allowing us to gain market share from much larger animal health companies. Our approach also enhances the partnership between veterinarians and our producers by allowing the veterinarian to become a consultant in the improvement of reproductive efficiency.

Market

There are 9.2 million dairy cows in the U.S. and we estimate up to 100 million dairy cows globally are milked in industrialized countries, including 20 million in Europe and six million in Australia and New Zealand. In addition to the prolific use of timed AI breeding programs in the dairy industry, the beef market is increasingly using AI to increase the genetic worth of their herds and thus have increased their use of reproductive hormones. We estimate that the beef segment currently uses artificial insemination programs in less than 10% of cows and thus has the potential to grow rapidly.

Currently Available Competitive Products

The reproductive hormone market consists of two classes of drugs, GnRH and PG. In the U.S., approximately 50 million doses of GnRH and PG are sold annually for approximately $80 million. All manufacturers of reproductive hormones market generic equivalents of GnRH and PG. The current manufacturers include Zoetis (marketing Factrel — GnRH and Lutalyse — PG), Merck (marketing Fertagyl — GnRH and Estrumate — PG), Bayer (marketing Ovacyst — GnRH and Prostamate — PG) and Merial (marketing Cystorelin — GnRH). In non-U.S. markets, these same competitors typically exist along with generic offerings from smaller local pharmaceutical companies. We estimate the global reproductive hormone market is more than $200 million.

Our Solution

Historically, PG-based programs were the most commonly used breeding programs. Prostaglandins cause a cow to commence a new ovulatory cycle that leads to the release of an ovum (or egg). After injecting PG, a farmer must observe the cows for signs that the cow is ready to be artificially inseminated (called heat display). In the last decade, the combination of PG products with GnRH products has led to more accurate breeding programs that allow for fixed-time artificial insemination that obviate the need for observing cows for heat display thus improving farm labor efficiency and also increasing pregnancy rates.

We currently have two approved hormone products, estroPLAN (a PG product) and GONAbreed (a GnRH product). We have marketed estroPLAN and GONAbreed in other markets for many years. In January 2013, GONAbreed was approved by the FDA for use in conjunction with estroPLAN in cattle breeding programs.

We currently provide our proprietary mySYNCH technology, which was developed to complement the use of estroPLAN and GONAbreed, to our production animal customers for free. mySYNCH provides these customers with mobile education, data analytics and reporting to help maximize pregnancy rates in their cows when using estroPLAN and GONAbreed. We believe we can further penetrate the U.S. market by leveraging our proprietary mySYNCH software platform which helps our production animal customers manage reproduction activities on the farm and enhances the implementation of our reproductive hormones. As a result of this proprietary software and our product portfolio, we have been able to successfully improve reproductive performance for our dairy customers. For example, a large dairy farm in North America switched from a competitor’s product to our breeding program, which resulted in a 25% increase in pregnancy outcomes. We will continue to leverage the advocacy from our early adopters to grow our customer base across the U.S.

Development Path

We worked through the Center for Veterinary Medicines, or CVM, a division of the FDA, to identify a path to market for GONAbreed and achieved the registration of GONAbreed in January 2013. .

Prior to receiving U.S. approval in 2013 for the use of GONAbreed in cattle breeding programs, there was only an extra-label drug use market for this particular use of GnRH drugs. In the U.S., extra-label use is permitted under the Animal Medicinal Drug Use Clarification Act, or AMDUCA, only if the products are used for therapeutic purposes. Use of GnRH drugs in cattle breeding programs does not qualify as a therapeutic use under AMDUCA, and therefore such use in the U.S. is considered illegal extra-label use.

Future Development

Although the active ingredients in both estroPLAN and GONAbreed are generic, we believe there are opportunities to innovate the way these drugs are used in combination. For example, we recently filed a method of use patent for a new breeding program, PROCEPT, which is intended to increase conception rates from AI programs compared to the traditional combination use called Ovsynch programs. The development of PROCEPT and the studies into its effectiveness are being undertaken in conjunction with Dr. Milo Wiltbank, a professor of bovine physiology at the University of Wisconsin. Dr. Wiltbank was the lead investigator who discovered ovsynch and subsequent adaptations of this original program. We believe that a successful launch of the PROCEPT breeding program would solidify our position as a leader in clinical science, as we would be the first company to bring a new indication to the market for dairy and beef cows in over ten years (with the approval of estroPLAN and GONAbreed in January 2013) and the first company to launch a new breeding program (PROCEPT) in many years.

Osteoarthritis — Zydax

Overview

Zydax is a sulfate ester with disease-modifying characteristics for the treatment of OA in dogs and horses. Zydax targets the core deficit of OA by impacting both the anabolic and catabolic pathways of articular cartilage metabolism. Zydax is approved in Australia and New Zealand for the treatment of OA in dogs and marketed in Asia and the Middle East for the treatment of OA in horses. Specifically, Zydax stimulates proteoglycan synthesis, leading to the growth of new cartilage, and inhibits the actions of the aggrecanase 1 enzyme, which degrades and breaks down cartilage. Being a sulfate ester, Zydax also has some common properties with heparin in that it reduces micro blood clots at the joint and thus improves blood flow leading to the enhancement of regenerative processes. We are presently seeking marketing approval for Zydax through the FDA and the EMA for the treatment of OA in dogs and horses. Under current market conditions, if approved, we believe Zydax will be the only product with demonstrable disease modifying characteristics and will be a safe long-term therapy for OA in dogs and horses.

Zydax has been safely used in one million doses in dogs over seven years without the harmful side-effects common to many non-steroidal anti-inflammatory drugs, or NSAIDs. The safety aspects of the registration dossier for the use of Zydax in dogs have been approved by the FDA including for safe combination use with NSAIDs, and therefore has the flexibility of being used as an adjunctive and a first-line therapy. As a result veterinarians do not have to replace their favored incumbent therapies but rather could use NSAIDs to alleviate the short-term symptoms of pain and inflammation while commencing a long-term course of treatment with Zydax to seek to modify the underlying disease process of OA.

In October 2008, we applied for various patent protections for GXS, the API in Zydax, including composition of matter and method of manufacture. The patent was granted in Australia and New Zealand in 2013 (expiring in October 2028) and is currently undergoing examination in other countries, including the U.S., and if granted would provide patent protection until at least 2028.

The safety section of the registration dossier for Zydax in dogs has been approved by the FDA and we have completed pilot efficacy studies in dogs. All of our studies for Zydax in dogs to date have been undertaken with protocol concurrence. Consequently, the FDA fundamentally agrees with the design, execution and analysis of the protocol and will not alter its requirements in the future for the requisite trial unless public or animal health concerns emerge.

We also expect to complete safety and efficacy studies in horses during 2014 and 2015 under FDA protocol concurrences. The market for Zydax for horses is significant, especially in those countries where horse racing is popular such as Australia, New Zealand, Hong Kong, Singapore, Dubai, United Kingdom and France. To date, Zydax has been sold in Australia, Hong Kong, Singapore, New Zealand and Dubai. We are engaged in an FDA and EMA approval process to market Zydax for horses in the U.S. and Europe. We also plan to target the Chinese and Japanese markets where horse racing is also popular.

Market

OA in animals is a large and growing global market. We estimate the market for OA prescription drugs in the U.S. and the EU to be over $410 million in annual sales, and the global market for alternative treatments to be at least another $500 million in annual sales. This large market is driven by increasing pet ownership and the fact that up to 90% of dogs will develop osteoarthritis in their lifetime with an estimated 20% of dogs suffering from OA at any one point in time. Additionally, a large percentage of sport horses develop some form of DJD and most will regularly receive joint treatments.

Researchers have postulated that the sulfate-ester classes of compounds, including pentosan polysulfate a related polymer to that used in Zydax, may have applicability to various human disease states including OA. Historically, these polymers have proven difficult to develop and there has not been a successful approval for human use in treating OA. We believe that the development path of Zydax may have overcome many of the challenges of these compounds and thus we envision investigating the applicability of Zydax for treating OA in humans in years to come.

Disease State

OA is a slowly progressive and often severely debilitating DJD that is highly prevalent in dogs and horses. Due to the insidious nature of OA, the cartilaginous articular joint surface, the joint fluid, and the joint capsule undergo marked degenerative changes well before clinical or radiographic signs of OA become obvious to both dog owners and veterinarians, which usually only emerge once the disease is well progressed.

The causes of OA are multifactorial and include genetics, developmental abnormalities and prior joint injury. The disease is characterized by progressive loss of cartilage on the articulating surface of bones and subsequent development of bone spurs which are painful and limit movement. There is considerable debate on causative factors of the initiation of OA, however the central role of the chondrocytes (the cells that produce the cartilage matrix) and the tipping of the balance towards cartilage catabolism (breaking down) from anabolism (building up) is widely accepted. Cartilage loses its ability to cushion and protect the joint from forces applied during normal joint movement. Once the degradation of cartilage has started to occur fragments of broken cartilage are released into the joint space which triggers inflammation. This leads to increased levels of various inflammatory agents including enzymes (i.e., matrix metalloproteinases) which further degrade cartilage. As OA continues to progress cartilage erosion exposes the underlying bone which in turn causes the formation of bone cysts and spurs.

Currently Available Competitive Products

There is currently no cure for OA in animals. Most animals receive treatment after the clinical signs of pain and inflammation becomes apparent, which is typically very late in the disease progression. Lifestyle management options include rest and, if applicable, weight loss and physical therapy. Current drug treatments can only alleviate the pain and inflammation associated with OA, but do not treat the cause of the disease which typically includes a breakdown of cartilage. There are no current disease-modifying OA drugs that have been proven to control clinical signs of OA, limit disease progression and reverse and modify existing joint pathology.

The most popular treatments for OA are symptom-modifying drugs such as NSAIDs, which target pain and inflammation. NSAIDs have been reported to cause significant adverse effects including liver and kidney toxicity and gastro-intestinal bleeding and gastric ulceration in horses. High doses and/or long term use increases the likelihood of such effects, limiting the utility of NSAID treatment for OA that requires prolonged courses of therapy. In addition, although unrelated to adverse drug effects, there are restrictions on the use of NSAIDs in performance animals, including race horses.

Despite the limitations of NSAIDs, in the U.S. NSAID treatment remains the primary option for OA in dogs, representing an estimated $220 million market and we estimate the market in the U.S. and the EU may be over $410 million. Zoetis’ Rimadyl® (carprofen) was the first in this class to be approved and remains the market leader despite the availability of several generic carprofen products and alternative NSAIDs including meloxicam (Metacam® and generics) and newer NSAIDs which are claimed to be safer such as deracoxib (Deramax®) and firocoxib (Previcox®).

There are NSAIDs approved for use in horses, with the older NSAID phenylbutazone being the main NSAID used in that species. Flunixin, and firocoxib are additionally approved for use in horses. The mainstay of therapy in horses with OA is short term treatment with NSAIDs and rest.

In some countries there is a class of drug called Pentosan Polysulfate Sodium, or PPS, which is used to treat the clinical signs of OA in dogs and horses. PPS was developed in Australia for veterinary use and is a popular product with disease modifying properties. Zydax was developed as a variation of PPS that sought to overcome the known weaknesses of PPS, including an unpredictable and inconsistent efficacy. PPS is widely used in Australia, the United Kingdom, France and certain Scandinavian countries for use in dogs and is reportedly used off-label in horses. PPS products are available for use in horses in countries where the horse racing industry is popular, such as Asia and the Middle East. Polysulfated Glycoaminoglycan, or PSGAG, is a related product to PPS and is marketed under the brand name Adequan for use in dogs and horses. Although available in the U.S., Adequan has not necessarily demonstrated substantial proof of safety and efficacy under the standards that are required by the FDA today. The PPS and PSGAG market are much smaller than the NSAID market, in part due to the lack of available drugs that have robust data to support their efficacy and hence we estimate that the global market is less than $50 million in annual sales.

In addition to drugs, there are supplements, also known as nutraceuticals, that are commonly used to aid in the control of the clinical signs of OA. There is evidence to demonstrate that glucosamine and chondroitin sulphate can impact the OA disease process in humans and animals and as such there use has become very common. There are other bioactive compounds that are also popular including various marine extracts such as fish oils and also green-lipped mussel powder. Products containing these various nutraceutical ingredients are available in a large variety of products and brands in most countries and are not regulated as stringently as drugs. As a result the amount of active ingredients in many products may be too little to be therapeutic. There are some brands that are more effective including Cosequin® which is available in many markets. The global nutraceutical market is vast and is estimated to be in excess of $500 million in annual sales.

Our Solution

We developed Zydax to be a superior product offering to the PPS class of drugs which had been available in Australia for many years. The variability of efficacy in PPS products is postulated to be due to the fact that PPS is a polymer made up of various sub-fractions with differing characteristics, most notably degree of sulfation and molecular weight. We proposed that the degree of sulfation of PPS was likely to impact pharmacological activity, as would the consistency of molecular weight and amount of undesirable impurities such as divalent cations. In vitro head-to-head testing has proven that the patented characteristics of Zydax can inhibit the activity of aggrecanase 1 enzyme which is responsible for the degradation of articular cartilage, which ultimately leads to the pain and inflammation associated with OA.

Development Path

Using the development path of Low Molecular Weight Heparin as guidance, we refined the characteristics and the manufacturing process of PPS to produce a highly refined and consistent polymer with a significantly higher degree of sulfation and a more uniform and lower molecular weight. Our novel manufacturing method affords optimal sulfation levels and purity. Patents have been issued in Australia and New Zealand and these patents are supported globally with patent filings for protection of the manufacturing process, composition of matter and pharmaceutical use of GXS in key global markets. We also applied for a new international non-proprietary name, or INN, through the World Health Organization to distinguish Zydax from other PPS products. We expect the INN for GXS to be granted in 2015.

API Source

We currently use IDT Australia Limited, or IDT, for the supply of the API in Zydax for our existing markets. However, we have recently partnered with Lonza to develop a large scale commercial process and to develop an FDA-compliant DMF for GXS. We expect Lonza will complete the DMF and scale-up by first-half of 2015.

Toxicology Studies

We conducted a range of in vitro and in vivo toxicity studies of GXS and formulated drug product. All toxicity studies were planned in accordance with Good Laboratory Practices for non-clinical laboratory studies. The studies were also structured to meet the EU requirement for specific toxicity data in relation to human safety, primarily related to user safety in relation to companion animals.

Safety of Zydax

The safety section for Zydax was approved by the CVM in October 2013 in dogs. We completed long term safety studies in laboratory dogs, according to VICH — Guideline 43 (Veterinary International Conference on Harmonization; Target Animal Safety for Veterinary Pharmaceutical Products). Zydax demonstrated an excellent safety profile even at five times the recommended dose over a prolonged treatment period (six times the normal duration), with the only significant effect observed being a short term increase in a standard test for blood clotting (i.e., activated partial thromobplastin time). Such an effect was anticipated given the relationship of GXS to the anticoagulant heparin and does not impede the clinical utility of Zydax in veterinary practice.

We also conducted a concomitant-use safety study in mixed breed dogs using Zydax with the common NSAID, carprofen (Rimadyl®). Both products were studied at their recommended dose rates for their usual treatment periods to ascertain if there were any safety concerns regarding concurrent use. No safety effects were evident in the study meaning that Zydax can safely be used in conjunction with NSAIDs.

We plan to develop protocols for similar studies for our equine product candidates and submit to the CVM for protocol concurrence. We anticipate that such studies will commence in the second-half of 2014.

Effectiveness of Zydax

We have conducted two multi-site negative controlled studies in over 300 client owned dogs in conjunction with veterinary practitioners in the U.S. The improvement in clinical signs of OA was determined by dog owners using the Canine Brief Pain Inventory assessment tool. These pilot studies indicated that that the efficacy of

Zydax, as assessed by dog owners, was statistically superior to placebo at certain levels of clinical success that was retrospectively ascertained from an independent analysis of the data. We will use the information from the pilot efficacy studies to design and conduct a pivotal efficacy in 2014 which we anticipate will conclude in the first-half of 2015.

Regulatory Strategy

Although Zydax is approved for the treatment of OA in dogs in other countries, the FDA and EMA require a dossier submission for approval to be gained in the U.S. and Europe. To date, we have conducted a long-term target animal safety study, as well as a pharmacokinetics study and a trial that studied the safety of the concomitant use of Zydax with popular NSAIDs. The safety section of our dossier was approved by the FDA in October 2013. We have conducted a pilot efficacy trial in 2012 and 2013 as described above and we anticipate commencing the pivotal effectiveness trials in the second half of 2014 and concluding in the first half of 2015. We are working with Lonza to synthesize the API for Zydax in order to complete the DMF for submission to the FDA in the CMC section of our dossier. We expect Lonza to complete this work during the second-half of 2014. We therefore anticipate filing the remaining sections of the dossier (efficacy and CMCs) in the first half of 2015 which could lead to approval of Zydax for treatment of OA in dogs as early as the fourth quarter of 2015 or if there are delays in completing the dossier or the FDA requires additional information approval could be in 2016.

The FDA allows phased submission of each individual dossier section which enabled us to submit the safety section to the FDA already, which has been approved, and will allow the phased submission of the CMCs and Efficacy sections as each is completed. The FDA take 180 days to review each section of the dossier and after the final section has been reviewed and they take a further 60 days to undertake an administrative process leading to final approval. All information for the FDA dossier is being compiled to also be compliant with the requirements of the EMA. The EMA approval process does not allow for phased submission of each individual dossier section but rather review all sections over approximately 240 days. We expect the approval of Zydax for dogs to be granted at approximately the same time in the EU and the U.S.

Future Development Opportunities

Conduct Studies to Demonstrate Preventative Effects of Zydax in Development of OA

The prospect of demonstrating disease prevention characteristics would open up a potentially large, additional market. Nearly all dogs suffering OA are not diagnosed until the disease has significantly progressed, yet the onset of the disease is thought to occur from a very young age, especially in certain breeds.

Canine Hip Dysplasia, or CHD (malformation of the hip joints), is a condition that is highly prevalent in the dog population (numbering in the millions in the U.S. alone) and is one of the major risk factors for developing OA. Identifying dogs that are susceptible to CHD, but have not progressed to develop OA, potentially provides a suitable model for studying disease prevention characteristics of Zydax. We are currently assessing the feasibility of long term studies to investigate the impact of Zydax on preventing the development of OA in dogs with CHD. Such data could provide persuasive evidence for long term use of Zydax in dogs susceptible to CHD and may provide the basis of future FDA and EMA approved indication for the prevention OA.

Develop Oral dosage forms

Oral dosage forms of PPS have been available in Australia for veterinary use in dogs, and the human product Elmiron is an oral PPS product for the treatment of interstitial cystitis. However, PPS has poor bioavailability when administered orally. We intend to investigate development of orally active dosage forms of GXS. This may also lead to potential human use of GXS.

Develop Zydax for treatment of OA in Cats

OA is a disease gaining increased recognition in cats. However, NSAIDs cannot be safely used in cats due to different metabolism of these drugs, meaning there are limited treatment options for OA in cats. We are aware that some veterinary practitioners may use Zydax in an extra-label manner in cats, both for OA and for the treatment of Feline Urological Syndrome, a disease similar to interstitial cystitis in humans. To develop Zydax for use in cats a similar range of clinical studies to those required in dogs and horses is necessary.

Our Product Candidates

Reproductive Hormones — GONADOPROTM

Overview

GONADOPRO is a novel combination formulation of gonadorelin acetate (the active ingredient in GONAbreed) and progesterone. This combination product would be used in the same Ovsynch programs as estroPLAN and GONAbreed, but is expected to improve pregnancy rates to fixed-time artificial insemination, or FTAI, by approximately 15% to 30%.

The Ovsynch program consists of three injections given over nine days to cause a cow to ovulate allowing for FTAI. Improving pregnancy rates is core to the profitability of a dairy operation; if a cow does not calve each year it will not continue to produce milk. The Ovsynch program was first proposed over a decade ago by U.S. academics to more precisely control the dairy breeding cycle. Improved control was required so that cows could be bred to FTAI rather than relying on farmers having to detect the physical signs that a cow is about to ovulate (also called heat display). The success of using GnRH and PG drugs in Ovsynch programs has given rise to numerous protocol variations but they tend to be more complex and take longer to implement. For example newer protocols can improve pregnancy rates as compared to Ovsynch but take up to 38 days to implement versus ten days for Ovsynch. Despite the array of protocols that have been developed to improve pregnancy rates, no new injectable drug product has been proposed for several decades.

Market

There are approximately 9.2 million dairy cows in the U.S., and 40 million doses of GnRH and PG are sold annually for approximately $80 million. We estimate up to 100 million dairy cows globally are milked in industrialized countries, including 20 million in Europe and six million in Australia and New Zealand.

For a cow to produce milk, it must calve every year. Efficiently re-establishing pregnancy across the entire milking herd has long been, and remains, a pivotal economic driver in commercial dairying with nearly all modern dairy herds bred by artificial insemination. In the weeks following calving, the uterus must return to a normal state in order to become ready for the next pregnancy. During this period, which is typically 60 days, cows are prepared for re-breeding. The objective on all dairy farms is to get cows pregnant as quickly as possible after the voluntary wait period to ensure the optimal length of lactation (milking). In the U.S., the average time to get a cow pregnant is 156 days after calving, nearly 100 days after the expiration of the voluntary wait period. Every day a cow is not pregnant following calving, or day open, reduces milk production in the next lactation. Based on current industry metrics (including milk and feed prices), each day open is estimated to cost up to $10 in lost income per cow. Improving reproductive efficiencies can therefore have a dramatic impact on the economics of a dairy farm and clearly, there is a significant opportunity to improve reproductive performance of dairy cattle in the U.S.

Currently Available Competitive Products

When the Ovsynch breeding program was first developed, it was observed that there may be a lower success rate for pregnancies achieved from FTAI (given after an Ovsynch program) as compared to the success rate from breeding to heat detection. At the time the response of the industry was to augment the original Ovsynch program with a more complex and longer breeding program known as Presynch-Ovsynch. This program takes 38 days to implement and involves five injections as compared to a ten day program with three shots for Ovsynch. The expected benefit of these programs is to increase conception rates from around 35% with Ovsynch to 45% with Presynch-Ovsynch.

An alternative breeding program that can deliver increased conception rates is the use of intravaginal devices that elute progesterone, or P4. These devices are inserted into the cow for the first seven days of the Ovsynch program. That is the GnRH and PG drugs that are used in sequence in an Ovsynch program are augmented with the use of progesterone delivered through a drug-eluting device. The addition of P4 is expected to increase conception rates by around 5% to 10% (i.e. from 35% for Ovsynch to 40% to 45% when the P4 device is added to the program). Most of the available devices rely on some form of tensioning to stay in place in the vagina. This tensioning causes cow discomfort and furthermore the devices are reported to fall out of the cow on occasion rendering the breeding program void. The only approved device in the U.S. is EAZI-BREEDTM CIDR® CATTLE INSERT marketed by Zoetis (commonly referred to as CIDRs). CIDRs are available in other markets, as are the similar brands PRID and DIB-V.

Our Solution

GONADOPRO employs a combination formulation of GnRH and P4 given as an intramuscular injection. Both drugs are well-established in dairy reproduction, but the use of P4 is confined to intravaginal devices. GONADOPRO is expected to be given instead of the first GnRH injection within the Ovsynch program obviating the need for intravaginal devices but potentially delivering 15% to 30% uplift in conception rates from using P4.

P4 devices deliver progesterone over seven days. By contrast, we propose that elevation of P4 through an injection for approximately 24 hours is sufficient to provide the hypothalamic-pituitary resetting effect also known as progesterone priming, which is postulated to improve pregnancy rates. We believe that injection is the appropriate means of providing progesterone priming and that insertion of intravaginal retained devices for seven days is impractical, uneconomic and has inferior animal welfare outcomes. P4 devices are popular in some markets (New Zealand in particular) but less so in the U.S. where Presynch-Ovsynch programs are in prolific use. The Presynch-Ovsynch program can deliver similar improvements in pregnancy rates to P4 devices but the limitation is that it takes 38 days to implement. GONADOPRO, when used as the first injection in the three-shot Ovsynch program given over ten days, is expected to deliver the same uplift in conception rates.

By enabling improved pregnancy outcomes with substantially less time and labor, less risk for implementation errors and improved cow comfort is expected to have strong appeal to the market.

Development Path

We have designed and run a series of studies to establish a proof-of-concept for GONADOPRO. We had postulated that priming with P4 at the first injection of an Ovsynch program may improve pregnancy outcomes by up to 10% at FTAI. We showed that when using an injectable progesterone, plasma P4 levels could be reached and sustained for a time theorized as sufficient to deliver the progesterone priming effect.

We then conducted a pilot field study comparing FTAI pregnancy rates between two paired groups of cows on commercial dairies in Australia. In this study, 363 lactating dairy cows were given either a GONADOPRO formulation as the first injection of the Ovsynch program or the standard Ovsynch program alone. In the study, FTAI pregnancy rates were 10% higher in the treatment vs. control group.

We subsequently conducted a field study in commercial dairy herds in New Zealand comparing the effect of administration of P4 on FTAI pregnancy outcomes in approximately 5,000 dairy cows. Cows were treated with standard Ovsynch, GONADOPRO (within an Ovsynch program) or Ovsynch with an intravaginal P4 device. These field trial results identified a number of options for further product development which we will now pursue.

Regulatory Strategy

Both of the active ingredients in GONADOPRO have a well-established safety profile in cattle over decades of widespread clinical use. This experience is supported by the lack of any adverse reactions in the cow studies we have conducted on GONADOPRO to date. We therefore intend to seek a waiver by the regulatory authorities of a requirement to undertake a specific animal safety study in favor of technical justification for animal safety.

The human food safety of both active ingredients has likewise been scrutinized over long periods. The low dose of P4 delivered in a GONADOPRO injection and its rapid metabolism indicate a likely safe meat and milk residue profile, making it likely that there will be little to no impact on human food chain safety.

Both active ingredients for GONADOPRO are in regular commercial supply and hence the API manufacturers have current FDA approvals. Our FDA-inspected facility in Sydney, Australia was built to produce high potency active injections such as GONADOPRO for the world market. We are experienced in preparing CMCs for this class of product in this species, and will file for approval with the CVM.

Having undertaken several large-scale field trials of reproductive hormones, including studies that are currently underway for other investigations, we have a network of available clinical trial sites which will enable us to conduct the requisite efficacy studies in a swift and cost efficient manner. Our collaboration with Dr. Milo Wiltbank of the University of Wisconsin is also expected to assist in the development of the optimal formulation of GONADOPRO.

Sales and Marketing Strategy

We have an established sales presence in the U.S., Australia and New Zealand, and representation in Canada via our marketing partner. Since the U.S. launch of EstroPLAN and GONAbreed injections in February 2013, we have built a specialist dairy reproduction team dedicated to our products and capable of representing GONADOPRO if it is approved.

Propofol-based Anesthetic — PAR081

Overview

We are currently developing PAR081, a novel propofol-based product for general anesthesia and sedation in dogs and cats, which has the potential to be used in the human anesthesia market as well. Propofol is the most commonly used anesthetic agent in both the human and animal health markets, but all current propofol-based products share problems or shortcomings that PAR081 will seek to overcome, thus providing a much needed improvement to a widely popular anesthetic agent.

Market

There are approximately 150 million pet dogs and cats in the U.S. The anesthesia market is approximately $60 million in annual revenue, and the European market is estimated to be similar in size. The benefits of propofol in veterinary anesthesia mimic those in human anesthesia; namely, short onset of action, smooth induction of unconsciousness, rapid recovery, acceptable cardiac and respiratory impacts, and lack of drug accumulation from top-up doses. While propofol has a desirable anesthetic profile, we believe its use in veterinary clinical practice is less than its potential because the current propofol products have shortcomings. We also believe a particular opportunity exists for using PAR081 in procedures requiring up to one hour of anesthesia or deep sedation and we expect that these short procedures such as neutering and minor surgical procedures comprise the great majority of veterinary caseload in regular clinical practice.

In addition, we believe there is a specific market for using PAR081 in cats as they are particularly susceptible to hypersensitivity from commonly used excipients such as benzyl alcohol, which is an anti-bacterial agent used in many sterile drugs including the currently available veterinary propofol products. The toxicity of benzyl alcohol in cats is greater than in other species. In addition, prolonged or repeated dosing of propofol in cats has reportedly resulted in Heinz body formation (a disorder of the red blood cells). We are developing PAR081 to address the market for propofol in cats.

Supply of the human propofol market has been impacted by highly publicized product outages in recent years due to FDA product recalls and citations of manufacturing facilities for particulate contamination. This has resulted in lengthy product shortages in the hospital system and culminated in the withdrawal of one of the three main suppliers from the market. The formulation we intend to develop for veterinary use may have a simple transition to human use which could dramatically enhance the market opportunity for PAR081.

Currently Available Competitive Propofol-based Products

All currently available propofol products are based on a formulation that is called a lipid-emulsion. This type of formulation is necessary because propofol is highly insoluble in water and hence it must be suspended in a lipid based solution. The problem is that these formulations promote microbial growth due to the presence of egg and soybean lipids. Because of this risk, the products either contain antimicrobial excipients (such as benzyl alcohol) which limit their use in cats, or, if they have no antimicrobial preservative, then the vial can only be used once. This is uneconomic in veterinary practice where doses are low, and it is also impractical to discard unused product after single use.

The second concern with lipid emulsion formulations are that they are white in color (not see through) which makes it difficult to see if the vial is contaminated in any way either with bacterial growth or with particulates which are dangerous if injected. There has been well publicized recalls of contaminated propofol products in the U.S. which has heightened awareness of this issue and increased preferences for a clear, transparent product.

There are also adverse effects of lipid emulsion propofol products in humans including hypertriglyceridemia, pulmonary fat embolism, pancreatitis, propofol infusion syndrome and pain on injection.

Our Solution

We are developing a novel propofol-based formulation designed to overcome the drawbacks of lipid emulsion propofol. By producing a water soluble formulation, we believe we can overcome the risk of bacterial contamination. As it will also be a clear formulation, inspection for contamination will be substantially easier. We also expect the formulation to avoid benzyl alcohol providing for its use in cats. If successful in veterinary application we believe it has strong potential to be transitioned to human therapies.

If approved, PAR081 will compete primarily with incumbent lipid emulsion forms of propofol, with or without preservative, and secondarily with other products in the category. PAR081 will offer veterinarians the desirable anesthetic attributes of propofol but will not possess the shortcomings of currently used lipid-based propofol products.

Development Path

We have decades of experience in designing, manufacturing and marketing a wide range of novel veterinary anesthetics, including propofol and other intravenous agents. We invented, patented, manufactured and marketed Aquafol, the first approved lipid-free propofol injection. Unlike lipid emulsions, Aquafol is lipid-free, clear, and can be sterilized by autoclaving. The product is stable at room temperature and suitable for multidose vials. We ultimately divested Aquafol in 2012 after hypersensitivity reactions reported from the field limited its potential for wide uptake by veterinary clinicians.

We believe that the formulation candidates we have identified for PAR081 are novel and have the potential to overcome or mitigate known disadvantages of lipid emulsion propofol and those we experienced with Aquafol. In summary, we intend to develop and patent a formulation of propofol injection that:

•	is non-sensitizing in dogs and cats;
•	avoids lipid overload;
•	avoids pain on injection;
•	has a clear, almost colorless appearance; and
•	induces anesthesia (sedation at lower doses) within 30 seconds of administration.

Based on our previous experience, we do not expect the CVM to require dose ranging studies for PAR081. We plan to take the lead candidate directly into prior safety and efficacy studies in colony dogs and cats in the second half of 2015.

Regulatory Strategy

We expect to complete formulation development studies in early 2015 and to make an investigational new animal drug, or INAD, application with the CVM. We will then commence target animal safety studies under protocol concurrence and thereafter pivotal efficacy studies. We expect to complete the Chemistry and Manufacturing Controls section covering both the drug formulation and the manufacturing process in parallel with safety and efficacy studies. If our development path and regulatory applications are successful we predict launching PAR081 in the U.S., Canada, Europe and Australia in 2017, followed by other markets in Asia and Latin America.

Laminitis in Horses and Diabetes in Dogs — PAR101

Overview

We are developing PAR101 to treat laminitis, an inflammation of the hoof wall characterized by pain and loss of mobility in horses. Laminitis is a common, debilitating and progressive disease that has resulted in highly publicized fatalities in elite racing horses. It also causes temporary or permanent loss of function in sport, working and pleasure horses with repeat bouts resulting in euthanasia. Currently, there are no effective therapies to prevent or reverse laminitis, but rather there is a focus on symptomatic treatments, diet restrictions and exercise.

Insulin resistance and hyperinsulinaemia are increasingly recognized as important predisposing factors in the development of laminitis. We are investigating various compounds that are typically used in the treatment of type 2 diabetes in humans with a view to re-purpose these compounds to equine laminitis treatment.

In addition to potential applications of insulin sensitizing agents in treating laminitis in horses, knowledge of diabetes mellitus in humans, and particularly the link to obesity and insulin resistance, is expected to apply to dogs. Obesity in dogs is on the rise, and the PAR101 compounds are expected to provide benefits in targeting potential causes of insulin resistance in dogs.

If approved for each indication, we believe PAR101 will be a first-in-class product for laminitis treatment for horses and control of diabetes in dogs.

Market

A U.S. Department of Agriculture, or USDA, report containing interviews with horse caretakers in 28 states reported that 13% of operations had encountered at least one case of laminitis in the last 12 months, and that laminitis was cited by respondents as the cause of 15% of all lameness.

The disease description; equine metabolic syndrome, or EMS, has recently emerged characterized by three main features; obesity, insulin resistance and laminitis. Obesity appears to be increasing in the horse populations of developed nations. In 2006, one local U.S. study based on body condition score, or BCS, examination identified an obesity prevalence of 19%, and a prevalence of over-conditioned horses, including obese horses, of 51%. Increasing awareness of EMS and its risk factors and consequences will build market demand for a solution to laminitis caused by EMS.

In a controlled study that fed horses until obese, a 20% increase in body weight and corresponding increase in body condition score from six to eight (out of nine), insulin sensitivity fell 71% . The study provided evidence of the link between obesity and insulin resistance. The weight of evidence led to the disease description EMS being introduced, highlighting the association of obesity, insulin resistance and laminitis.

From limited studies to date, the prevalence of insulin resistance is variously reported as 10% and 28% in horses and ponies. The recent emergence of simplified insulin testing for horses shows promise of a readily available and economical diagnostic tool to determine insulin resistance in clinical practice. In combination with BCS and other diagnostic techniques, accessible insulin testing will favor the introduction of a targeted therapy such as PAR101.

Currently Available Competitive Products

Most commonly used treatments for laminitis could be considered natural remedies targeted at improving the condition of the hoof once laminitis emerges or they are diet related therapies to reduce obesity and insulin resistance. Prascend®, marketed by Boehringer Ingelheim GmbH, is the only FDA-approved product for treating the endocrine disease Cushings syndrome and for treating pituitary pars intermedia dysfunction, or PPID, in horses which has been implicated in the onset of laminitis. Prascend does not appear to directly target the metabolic causes of laminitis such as insulin resistance and is typically used when equine Cushings is the main cause of laminitis. Prascend is used daily for the remainder of the horse’s life (it is not a cure) and also has side effects including cardiac issues such as a drop in blood pressure (resulting in the horse fainting), irregular heart beat and can result in a loss of appetite and gastrointestinal upset. Natural remedies are prolific but none have been shown to be safe and effective under stringent FDA conditions of substantive proof.

Diabetes in dogs is an increasingly diagnosed disease. It would appear that most dogs are diagnosed with diabetes after pancreas function has ceased, making it too late for the use of insulin sensitizing drugs. Consequently, most dogs must receive multiple daily injections of insulin to be effective. There have been few studies into the etiology of canine diabetes and as a result no substantial advancements in the treatment or management of this disease have occurred beyond injectable insulin products.

Our Solution

PAR101 is expected to be a daily oral dose drug utilizing a known insulin sensitizing drug used in humans to treat type 2 diabetes. We believe PAR101 is the only known drug candidate in development that targets one of the major causes of laminitis, metabolic syndrome. We also expect to investigate PAR101 for application in treating early stage diabetes mellitus in dogs with a view to delaying the progression of the disease and thus the introduction of injectable insulin.

Development Path and Regulatory Strategy

Studies have established that insulin can trigger laminitis experimentally. Much of the current laminitis research is directed at insulin resistance in diabetic and obese humans. Research efforts are also being directed at replicating the effects of successful human diabetes drugs in horses. A successful human diabetes drug, pioglitazone, increases the sensitivity of cell binding sites to insulin. This mechanism directly combats the loss of insulin receptor function typical of human diabetes. Pioglitazone, a lead candidate for PAR101, has been the subject of research in several animal species including horses and dogs.

Preliminary indications in horses suggest that pioglitazone is well tolerated in short-term use, and absorption is acceptable from oral dosing. We believe there have been shortcomings in the studies that have investigated pioglitazone and we intend to design proof-of-concept, dose ranging and efficacy studies to elucidate the utility of pioglitazone and potentially other human diabetes drug classes in equine laminitis and in metabolic diseases of dogs.

We plan to develop the drug compound and formulation for PAR101 using our resources in formulation chemistry, analytical chemistry and clinical trial design and execution. The intended API in PAR101 is readily available from commercial suppliers. We expect to commence proof-of-concept, dose ranging and pharmacokinetic studies for PAR101 in horses for laminitis and dogs for metabolic diseases in the first-half of 2015. If the studies are successful, we will file an INAD application with the CVM and seek protocol concurrence prior to commencing safety an efficacy trials in 2015 or 2016, leading to a potential approval in 2017. We are experienced in designing, sponsoring and supervising animal studies in horses and dogs and we will continue to utilize our relationships with leading academic institutions in and outside the U.S.

We are developing PAR101 to receive a new species-specific regulatory approval which, under current FDA and EMA regulations, would provide a minimum of five years of data exclusivity limiting the entry of generic competitors. We also anticipate that we may be able to achieve various method of use intellectual property protections for PAR101.

Orthopedics — PAR121 and Dermatology — PAR122

Overview

We have licensed an array of intellectual property from CIMTECH Pty Ltd, which has provided us with a development opportunity in the large orthopedics and dermatology markets for several animal species as well as potential human applications. PAR121 may have therapeutic applications in bone-related diseases and injuries in dogs, cats and horses. It has been shown to significantly enhance bone healing post-fracture. PAR122 has potential applications in atopic dermatitis and other dermatological conditions. It has been shown in pre-clinical studies to substantially increase the thickness of the dermis of skin which is frequently diminished in conditions requiring the topical application of corticosteroids such as atopic dermatitis.

Experimental formulations of PAR121 have undergone pre-clinical testing in rabbit and rat models for bone regenerating properties in an induced fracture model with encouraging results. In those pre-clinical studies, the mammalian safety of PAR121 was assessed with no significant adverse reports. Early tests have shown that the compounds are non-irritant, non-carcinogenic and have no microbial presence. In vitro investigative trials of PAR122 have also been conducted with similarly encouraging results.

Both PAR121 and PAR122 are being developed from novel botanical extracts. We hold the exclusive worldwide rights to the technology and patent applications for PAR121 and PAR122 under license with a single digit royalty and modest milestone payments.

Market — Orthopedics

We are developing PAR121 to bring novel advantages to the management of bone injury in dogs and horses. If recovery were accelerated, performance animals with bone injuries could potentially return to competition earlier, and pets with fractures could be mobile sooner. Earlier quality-of-life restoration would reduce treatment and care costs and responsibilities for owners of dogs and horses sustaining bone injuries treatable with PAR121.

There are approximately 150 million pet dogs and cats in the U.S. Approximately $1.5 billion is annually spent on managing knee injuries in dogs, including surgery. We believe these expenditures primarily relate to surgical procedures and hospitalization as there are currently no available drug therapies. Recovery times from fractures and orthopedic surgeries typically last several weeks, during which dogs must be immobilized through the application of plaster casts, an attractive target for dogs to chew on which requires dogs to wear lampshade devices over their heads to restrain them from inadvertently removing the cast. Ultimately, any opportunity to enhance the recovery process from fractures or orthopedic surgeries would not only benefit the dog’s quality of life but would greatly reduce the owner’s frustrations of caring for a dog post-surgery.

There are estimated to be 9.2 million horses in the U.S., of which approximately 9% are racing horses. Approximately 75% of racehorse injuries involve musculoskeletal damage, of which bone injury is a significant part. An estimated 70% of young racehorses experience buck shins, also known as microfractures, and the recuperative period accounts for 12,000 lost training days and millions of dollars annually. Such high incidences mean much of the treatment focus and cost in racing horses is directed at orthopaedic conditions. There are no therapies available that can shorten recovery times following bone injury. The economic and emotional impact of bone injury downtime is substantial and the industry continually seeks ways to return horses to competition or use.

In human medicine, bone growth factors such as Bone Morphogenic Proteins, or BMPs, have entered the human market in recent years. BMPs are applied directly to the bone during surgery to promote bone healing. We believe that PAR121 could be a superior product offering to BMPs as it would not require surgical intervention to be applied yet it may achieve similar outcomes in promoting bone healing.

Market — Dermatology

Flea Allergy Dermatitis, or FAD, is the most common dermatological disease of dogs in the U.S. FAD is an allergic skin reaction to fleas bites. Regular treatment with ectoparasiticide products combined with environmental control measures limits exposure to fleas but once FAD develops, dogs are afflicted for life. The result of FAD is that dogs itch themselves excessively as a result of even one flea bite.

In addition to fleas, environmental allergens of various types can cause hypersensitivity and skin itching in a significant proportion of the dog population. Such atopic dermatitis conditions are believed to be genetically predisposed and tend to be incurable and expensive to manage at $1,000 or more per year.

Clinical management of both FAD and atopic dermatitis is centered on reducing pruritus (intense itching) which causes the dog to break the surface of the skin through licking, chewing, scratching and rubbing. This exposes the dermal layers and can lead to infection. Glucocorticoids are generally prescribed to reduce itching, but they cause thinning of the skin over time.

The lifelong burden of constant treatment, variable response and regular recurrence can cause significant emotional impact on a dog owner and reduce the quality of life of the dog. There are no approved treatments available that that can rapidly improve skin thickness.

Our Solutions

PAR121 is expected to substantially speed the healing of bone post-fracture and post-orthopedic surgery in dogs, cats and horses. We believe PAR122 could provide a first-in-class product to address the destructive cycle of pruritic skin disease in dogs. The active ingredients in PAR121 and PAR122 are derived from native botanicals of the Cook Islands, where these plants have been applied to bone fractures and skin conditions as a natural remedy for hundreds of years. The active components of PAR121 and PAR122 are extracts of three specifically nominated plants whose genera are distributed widely in the South Pacific and beyond. The nominated plants are the subject of patent applications by CIMTECH for pharmaceutical, complementary medicinal and cosmetic uses.

Pre-clinical bone studies of PAR121 were performed in a rabbit ulnar critical defect model. A critical defect is a bone deficit with a substantial gap (20mm) rendering the bone unable to heal naturally. In the experiments, new cartilage and bone development was evident from as early as one week after bone injury.

Further pre-clinical bone studies investigated PAR121 vs. control in a spinal fusion model in rabbits. In the autograft study PAR121 was associated with advanced fusion at six weeks, while control individuals continued to show unattached bone fragments in the fusion mass. At eight weeks, the fusion mass of the PAR121 treatment group had similar tensile strength to controls at 12 weeks.

Spinal Fusion Study — radiographs taken at six weeks

Pre-clinical skin studies for PAR122 in rats identified changes to the epithelium, a layer of the skin, in the region of application of PAR122 with no observable adverse reactions. The difference between the regions of application and control regions revealed thickening of many layers of the epithelium. The increase in thickness was typically over 100% compared to the adjacent regions of the same animal, and higher if compared to untreated animals. This was reproducible and statistically quantifiable and may have implications for clinical application ranging from disorders of keratinization, skin regeneration and repair through to age related thinning of the skin.

Above:  Representative histology at 40x magnification of the skin adjacent to the treated area (a) and the treated area (b) showing the cellular layers and the absence of inflammatory infiltrate.

Development Path

The initial investigations into PAR121 for bone fracture repair and PAR122 for improving the quality of skin in dermatological conditions indicate a promising development path for both compounds. We believe they have significant potential in highly prevalent diseases for both animals and humans, as both markets are poorly served by currently available drug therapy options.

We plan to run an organic chemistry program intended to further identify and isolate the active compounds in PAR121 and PAR122. Once completed, we will determine our exact regulatory and clinical study strategy. Presently, we anticipate conducting clinical proof-of-concept studies in 2014 and 2015, with pivotal efficacy and safety studies commencing in 2016 and completing in 2017.

To prepare for animal studies, we plan to prepare clinical materials during 2014 from our organic chemistry program by engaging our existing API partners to assist in refining the botanical extracts into specific API.

We plan to formulate and manufacture clinical materials and commercial batches of PAR121 in-house at our existing FDA-inspected manufacturing facility and to utilize our strong clinical trial network in Australia and the U.S. to speed our path to market.

Mastitis — PAR061

Overview

PAR061 is a novel injectable antibiotic prodrug. A prodrug is a biologically inactive compound that once metabolized in the body becomes active. We are using the prodrug model to develop a treatment for clinical and sub-clinical mastitis, an inflammation of the mammary gland (udder), in dairy cows. All current dry cow mastitis therapies (the most commonly treated form of mastitis) require an infusion of an antibiotic paste directly into the teats of the udder. This process is cumbersome and laborious requiring the farmer to climb under the cow to apply the dry cow mastitis treatments. We believe PAR061 could revolutionize the way dry cow therapies are applied being a simple intramuscular injection which would result in substantial farm labor savings and efficiency improvements.

Mastitis is widely described as the single most costly cow disease. It is a bacterial infection of the udder which usually occurs in lactating mammals. Economic losses are due to either reduced milk yield through suppressed lactation in clinical mastitis or from milk quality issues associated with elevated levels of somatic cells in the milk produced by cows with sub-clinical mastitis. It has been estimated that mastitis can cost producers up to $300 per cow per year.

Common treatments for acute mastitis, also referred to as lactating cow mastitis, typically use injectable antibiotic drugs. Only a small proportion of cows will be affected by lactating cow mastitis at any one time. However, virtually every dairy cow is treated for mastitis during the dry period, which is the period of 30 to 60 days prior to calving to allow a cow to improve body condition prior to the commencement of the next lactation. The prevention of dry cow mastitis remains a necessary part of dairy cow management

The majority of dry cow mastitis cases are treated by intra-mammary infusion of antibiotics than when administered by injection, do not pass in sufficient concentration from the blood into the udder. The objective of PAR061 is to bring a new treatment paradigm to market. If approved, we believe that PAR061 could be a patentable first-in-class product for mastitis control. PAR061 is expected to be an improved version of a segment-leading antibiotic transformed into a more convenient injectable dose delivery mode that brings a generational shift in workplace efficiency and disease control.

Market

In Dairy 2007, the most recent published national survey of the U.S. dairy industry conducted by the USDA National Animal Health Monitoring System, mastitis was “the most prevalent disease causing illness in cows, the second highest reported reason for removing cows from the herd, and the second highest reason for cow death”.

Mastitis is a complex disease, and impacts the economics of dairy farming so profoundly that commercial producers must manage it well to stay in business. When a cow is infected with mastitis, the milk it produces has a high somatic cell count (or bacterial presence) and its milk cannot be used. Therefore mastitis can cause increased costs and losses, including unsold milk, reduced milk output, drug and treatment costs, cost of replacement of a cow with chronic mastitis infections, labor costs of managing infected cows and lower reproduction. The estimated total annual cost of mastitis is $300 per cow, per year in the U.S. For the national U.S. herd of 9.2 million dairy cows, the implied economic burden of mastitis can be calculated at $2.8 billion per year.

Currently Available Treatments

The high rate of mastitis in dairy cows has led to dry cow therapy becoming routine in many dairy operations as a blanket herd treatment strategy. Approximately once per year, the lactation of each cow ceases to prepare for her next calving. This period is known as “dry-off.” When cows reach dry-off, dry cow mastitis treatments are manually infused into each of the four teats of the cow’s udder to directly position the antibiotic in the udder.

A single sterile tube of antibiotic paste is inserted and infused into each of the four teats. The risk is ever present of workers being injured by kicks while in a vulnerable position preparing the udder for infusion. In all, administering dry cow therapy is a labor intensive, cumbersome and hazardous task.

In the U.S., sales of dry cow therapy products are estimated to be $50 million per year. We extrapolate that the global market is therefore up to $400 million. The market is presently dominated by individual, one-per-teat infusion tubes containing various β-lactam or cephalosporin antibiotics. Alternatively or in addition to dry cow therapy, a non-antibiotic infusion may be used in the same manner to form a physical barrier to pathogens entering the udder via the teat.

Brand	Sponsor	Active Ingredient/s
ALBADRY PLUS®	Zoetis	Novobiocin sodium Penicillin G procaine
DRY-CLOX®	Zoetis	Cloxacillin benzathine
ORBENIN-DC®	Merck Animal Health	Cloxacillin (as the benzathine salt)
SPECTRAMAST® DC	Zoetis	Ceftiofur Equivalents (as the hydrochloride salt)
ToMORROW®	Boehringer Ingelheim GmbH	Cephapirin benzathine

Our Solution

Dry cow tubes are far from an ideal solution to a vital industry need. By developing PAR061, we intend to replace the present tube technology with a simple and effective intramuscular injection that would entirely obviate the need for a farmer to climb under a cow to apply an intra-mammary anti-biotic paste infusion.

Dry cow therapy has been administered by tube for decades; no alternative has emerged despite the well-known difficulties and risks of tube administration. PAR061 aims to eliminate most of the labor demand, worker injury risks and cow infection risks of infusion tubes by improving the route of administration. To reduce the development path complexity, PAR061 aims to adapt existing β-lactam or cephalosporin antibiotics that are already proven and well accepted in dry cow therapy. Ultimately, the dairy industry does not need a new antibiotic, it needs a far more efficient way of administering the current therapies.

Development Path

We have developed a series of target compounds that have been modelled to possess the requisite pharmacokinetic profile and have been shown to possess the required anti-microbial capabilities in laboratory tests. The developed compounds could have patentable claims as new analogues of β-lactam or cephalosporins.

Drug candidates will be tested against major mastitis pathogens including Staphylococcus aureus, Staphylococcus epidermidis, Streptococcus uberis, Streptococcus agalactiae and Streptococcus dyslactiae to evaluate their in vitro activity as a preliminary guide to efficacy in-vivo. We expect this phase to be completed in 2015.

In summary, we are seeking an active β-lactam or cephalosporin drug substance and formulation for PAR061 injection that utilizes prodrug technology to achieve the desired pharmacokinetics by crossing the blood-milk barrier upon intramuscular injection thus delivering the active ingredient to the site of action in high concentration.

Regulatory Strategy

We expect the CVM to require dose ranging studies for PAR061. We plan to take the lead candidate directly into dose ranging and preliminary safety studies in non-lactating cows in early 2016. We are experienced in designing, sponsoring and supervising animal studies in dairy cows and can utilize our extensive existing array of clinical trial sites in the U.S., New Zealand and Australia. We will seek protocol concurrence with the CVM before beginning animal studies.

We plan to run a follow-on regulatory program for other major dairy markets including Australia, New Zealand, the EU, Canada and Asia.

Our Technology Platforms

We believe our model of providing high quality drug products combined with our proprietary software programs help improve profitability for veterinarians and our production animal customers. In addition, we believe it will allow us to gain market share from much larger animal health companies that typically compete in the market by providing discounts and bundling their products. Our service model approach also enhances the partnership between veterinarians and our customers.

iKAM

iKAM is our proprietary application for smart phones and tablets that assists dog owners and their veterinarians with real-time monitoring of the progress and improvement of their pets when using Zydax therapy. iKAM has been initially used in veterinary clinics by dog owners while they are waiting for their appointment. We developed iKAM to use this idle time to communicate with dog owners through a unique and engaging interactive diagnostics tool that runs on a tablet. The utilization of this innovative software platform in Australian veterinarian clinics coincided with an approximate 2.5 times (2.5x) increase in the sales of Zydax five years after it was launched. The provision of the iKAM technology has been embraced by veterinarians who view it as an enhancement to their business that delivers education to dog owners and ultimately through better diagnosis and better treatment of dogs with OA.

We are now developing the next generation of the iKAM software which will enable veterinarians to interact with dog owners outside the veterinary clinic. This smartphone and tablet App allows veterinary clinics to monitor the improvement of dogs being treated with Zydax and to interact with pet owners in a real-time basis and not have to wait for them to return to the clinic. It will also allow the customer to electronically reorder Zydax and Glyde with the touch of a button while delivering a share of the profit margins to veterinarian clinics.

Our iKAM platform is designed to comprehensively manage the OA franchise within the veterinary clinic, earning the veterinarian a substantial gross margin and ensuring that more dogs are effectively treated for OA. We believe that our iKAM platform gives us a consumer-marketing orientation and ensures the brand experience is enhanced through an ongoing, direct relationship with us, rather than simply being confined to the treatment room at the veterinarian clinic. We were the first company to bring digital applications based on tablet technology to veterinary clinics that offers an interactive diagnostic tool that can be used by dog owners in the veterinarian clinic while they are waiting for their appointment. Currently we have partnered with approximately 250 veterinary clinics in Australia and expect to grow such partnerships over the next two years. In Australia, the implementation of iKAM in suburban veterinarian clinics has resulted in 67% of dog owners agreeing to implement our joint health program (injections of Zydax and/or daily nutraceutical therapy with Glyde) after they view the interactive diagnostic tool which underpins the effective communication and education modalities we have developed in the iKAM tool. In Australia, we currently offer our iKAM tool without charge as a free service offering to those veterinarian clinics that purchase our OA products. We expect to replicate this offering in the U.S. market upon launch of iKAM with our Zydax and Glyde products.

mySYNCH

mySYNCH is our proprietary software application that uses the mobility of tablet technology to deliver effective in-field education to dairy operators and farm workers (including Spanish language modules) as well as providing a reporting tool that delivers real-time predictive metrics for farmers and their veterinarians to track breeding program performance. Given the importance of reproduction to the profitability of a dairy farm, mySYNCH can substantially improve profits and importantly can allow a producer to benchmark its performance against comparable operations in real time. We have been operating our mySYNCH application in New Zealand for several years which has enabled us to develop strong relationships with veterinary clinics and dairy farmers. We are planning to launch a U.S. version of mySYNCH in mid-2014. We provide mySYNCH for free to those producers that purchase our reproductive hormones and as a result we expect the launch of mySYNCH to provide a strong source of market share acquisition for our reproductive hormones.

Our Other Products and Programs

Glyde

Overview

In Australia, we currently market a dual joint care program that combines our Zydax injectable product with a daily dose of Glyde Powder, our at-home nutraceutical treatment which contains a therapeutic dose of the building blocks of cartilage, glycosaminoglycans (glucosamine and chondroitin) and a proven dose of eicosatetranoic acid derived from green-lipped mussel powder, a potent natural anti-inflammatory. Glyde Chews, our next installment in our OA innovation strategy, are beef-flavored dog treats that facilitates treatment and enhance the customer experience. We believe Glyde Chews will significantly expand our OA offering by 2014.

Market

OA in animals is a large and growing global market. We estimate that the market for OA prescription drugs in the U.S. and the EU to be over $410 million in annual sales and the global market for alternative treatments to be at least another $500 million in sales. This large market is driven by increasing pet ownership and the fact that up to 90% of dogs will develop OA in their life time with approximately 20% of dogs suffering osteoarthritis at any one point in time. Additionally, a large percentage of sport horses develop some form of DJD and most will regularly receive joint treatments.

Currently Available Competitive Products

Treatments that utilize various naturally occurring substances are typically referred to as nutraceuticals and most commonly contain marine extracts such as glucosamine and chondroitin (also referred to as glycosaminoglycans, or GAGs). As with popular human supplements for OA, there are a wide array of products that typically do not require any regulatory approval and as a result do not always contain a dose of the active ingredient that is consistent with established therapeutic doses. As a result, many nutraceutical products may not be effective in achieving their stated product benefits. Similarly, fortified foods from pet food manufacturers are becoming increasingly popular. These specialty dog foods are purported to contain the same marine extracts and may also contain other claimed ingredients such as Omega 3 fatty acids. While the market is crowded with various products, there have been some products that are based on therapeutic doses of GAGs such as Cosequin® and Dasequin® marketed by Nutramax®.

Our Solution

Glyde is our daily nutraceutical for dogs that aids in the treatment of OA. It is provided to the dog once per day either by mixing it in with the dog’s food, when in powder form, or as a treat, when in chew form. Glyde contains a combination of three naturally occurring products, which include glucosamine, chondroitin and green-lipped mussel. Glucosamine works to improve the health of, and provide important building blocks for, healthy cartilage growth. It has been shown to stimulate the production of joint fluid and cartilage by up to 50%. Chondroitin, another direct building block for cartilage, inhibits cartilage degradation by approximately 59% and blocks the formation of micro blood clots in the small blood vessels that supply nutrients and oxygen to the bone and cartilage. Green-lipped mussel is the only naturally occurring source of ETA which has strong anti-inflammatory properties without the risk of gastrointestinal side effects. Glyde is the only nutraceutical product that contains both glucosamine and chondroitin as well as green-lipped mussel (containing ETA), in a validated, therapeutic dose.

Regulatory Strategy

In the U.S., the launch of Glyde is largely dependent on a compliant label, marketing claims and appropriate formulation and could be brought to market in 2015 if the necessary legal requirements are met.

Tergive®

Overview

In Australia we also market a NSAID, called Tergive. Tergive is an injectable NSAID that contains carprofen, the same active ingredient in the market leading product Rimadyl which is marketed by Zoetis. Tergive is an improved formulation of Rimadyl that is less viscous and as a result is easier to inject. It also is stable at room temperature and has a six-month in-use stability which means it is overall a desirable product for veterinarians to use in the clinic. Injectable NSAIDs are used as a short-term anti-inflammatory such as when the dog presents with a condition that requires fast acting pain reduction for example soft tissue injuries, OA and post-surgery. Typically the dog is given an initial NSAID injection at the clinic and then started on a course of oral NSAIDs for administration by the owner at home. Tergive is currently sold in Australia as part of our integrated OA product offering. We anticipate that we will seek a generic registration for Tergive in the U.S., to be marketed in conjunction with Zydax and Glyde.

PROCEPT

Overview

We have been marketing our current reproductive hormone products, estroPLAN and GONAbreed, for more than ten years in over 14 countries. We were one of the first companies to gain approval for the use of a Prostaglandin (drug class of estroPLAN) with a GnRH (drug class of GONAbreed) for estrous synchronization to allow for FTAI in a breeding program commonly referred to as Ovsynch. While the active ingredients in both products are generic, the innovation for Ovsynch lies in the way the drugs are used in combination. Consistent with that innovation, we plan to file multiple applications for method of use patents for our PROCEPT breeding program which is intended to increase conception rates in AI programs by 10% to 15% as compared to the Ovsynch program.

Inadequate reproductive programs are widely reported as the single largest cause of economic loss on a dairy farm and yet current performance for typical breeding metrics such as “days open” and “rolling 21-day pregnancy rates” are well short of optimal levels. Multiple factors drive reproductive performance but two major activities are above all other factors; insemination rates and conception rates. Timed breeding programs such as Ovsynch and our PROCEPT program can largely overcome the challenges of detecting those cows that are ready to be bred (“in-heat”) and various new technologies such as electronic heat detection aids can also enhance insemination rates in combination with effective hormone-based programs.

Market

There are 9.2 million dairy cows in the U.S., and 40 million doses of GnRH and PG are sold annually for approximately $80 million. We estimate up to 100 million dairy cows globally are milked in industrialized dairy farms, including 20 million in Europe and six million in Australia and New Zealand.

Currently Available Programs

Current options available on the market that seek to increase conception rates above those that are achieved with Ovsynch programs typically require long complex breeding programs such as Presynch-Ovsynch (38 days duration vs. ten days for Ovsynch) or the use of intravaginal progesterone devices such as CIDR® which have known shortcomings including significant cow discomfort and cow-induced expulsion of the device.

Our Solution

PROCEPT is our next generation breeding program which we are developing in conjunction with Dr. Milo Wiltbank. PROCEPT is expected to increase absolute conception rates by 3% to 5% (from a relative increase of 10% to 15%) over and above traditional Ovsynch programs yet still maintain the short ten day duration of oysynch. Such an uplift in conception rates could dramatically improve profitability at a typical U.S. dairy herd by up to $4,200 per year for every 300 cows being milked. PROCEPT is a novel breeding program that uses our existing products estroPLAN and GONAbreed. It is closely related to the Ovsynch program that uses three injections of GnRH and PG in sequence over ten days. We expect to launch the PROCEPT breeding program in mid-2014.

Development Path

Because PROCEPT is a breeding program that utilizes our currently available products (estroPLAN and GONAbreed) under their approved labels there is not expected to be any regulatory approvals necessary.

Manufacturing Facility and Laboratories

In 2012, we completed the construction and commissioning of a new 33,000 square foot manufacturing facility in Alexandria, a suburb of Sydney, Australia. We have the capability to manufacture aseptically filled and terminally sterilized injectable drugs in vial sizes ranging from 10mL to 200mL on an automated filling line that can produce up to 20,000 vials per day. We also have an auxiliary filling suite which we use to for semi-automated and hand-filled products such as low volume R&D and pilot batches. This flexibility gives us a self-sufficient ability to manufacture a wide variety of products including highly potent drug products at both development and commercial scale. As the facility has been inspected by the FDA, we can manufacture products for the veterinary and human market. We currently have approximately 75% spare capacity in this facility which we expect to fill with our own product demand as our pipeline comes to market and additionally through contract manufacturing opportunities. While our predominant focus in on parenteral drugs, we also have capability to produce oral products such as pastes, powders, and in the near future, medicated chews and treats. Our facility operates with a highly efficient operating set-up that means we can often achieve higher margins than our competitors who rely on third-parties or operate more expensive facilities. We can also further increase our manufacturing capacity through shift expansion and modest investments in larger vessels that enable larger batch sizes.

We also expect to complete the commissioning of our new microbiology testing laboratories between 2014 and 2015, which will give us full environmental and product testing capabilities necessary for GMP manufacture. Our Sydney facility also has a chemistry laboratory and R&D laboratories where we maintain equipment used in quality control and product development, such as formulation chemistry. We believe our manufacturing facility and laboratories are valuable assets within our integrated pharmaceutical value chain.

We have strong partnerships with several API manufacturers who provide us with the drugs which we use in production in our own facility. We partner with Piramal, based in the UK, Bachem and Lonza, based in Switzerland, and several other companies based in Australia and New Zealand. We also procure our product components such as vials from leading multi-national companies including Saint Gobain and West Pharma.

Pet Therapeutics and Production Animal Markets

Overview — Companion Animals

The companion animal market is typically characterized by products for dogs, cats and horses. Pet ownership and per capita spending on pets is increasing globally as pet owners desire to foster a strong, long-lasting, human-animal bond.

Key factors contributing to the growth of companion animal products include:

•	Increasing pet ownership;
•	Growing disposable incomes, particularly in emerging markets;
•	Increasing medical needs of companion animals as they live longer and begin to experience many of the medical conditions seen in older humans; and
•	Growing emphasis on development of new medical therapies specifically for pets.

The American Pet Products Association, or APPA, reports U.S. consumers spent an estimated $53 billion on their pets in 2012, up 38% over 2006. The U.S. is the single largest pet market and currently 68% of U.S. households own a pet.

Pet owners treat their pets as members of the family, and strive to provide quality care to extend their life and maintain the human-animal bond. We believe the demand for quality of care and effective products to meet medical needs of pets will continue to grow.

Although the market for pet therapeutics is growing, there are a limited number of products licensed by the FDA for use in pets. For example, in 2012, 39 new human drugs were approved by FDA, while only 11 new animal drugs were approved by the FDA, six of which are for use in cats or dogs. In Europe, the EMA approved 52 new drugs for humans in 2012, and only three drugs for animals. Many of the currently-licensed products are parasiticides. As a result, veterinarians often resort to using off-label human drugs to address medical needs in pets. However, due to the biological differences between humans and other species, drugs which are safe and effective in humans can be harmful or not effective when used in other species. Advancements in human medicine have created new therapies for addressing chronic disease associated with aging including OA, cancer, diabetes and cardiovascular disease. Pets often suffer from these same diseases as they age. We believe pharmaceuticals specifically designed for pets can improve their quality and length of life and assist veterinarians in achieving improved medical outcomes for patients. This can lead to increased owner compliance when giving medications to pets as the products are in more palatable dosage forms. In addition, we believe pet owners are becoming better informed about the signs of disease in pets and as more safe and effective treatments become available, they will be more likely to have their pet diagnosed and treated.

Overview — Production Animals

The production animal health industry is primarily focused on providing vaccines and pharmaceuticals. The industry is growing in response to increasing demands for food from a growing global population. As standard of living improves, people’s appetite for animal protein grows. Therefore, it is important to consumers and livestock producers that our food supply is safe and nutritious, and that livestock herds are kept free from disease by using proper husbandry, appropriate medicines, and vaccines. As a result, livestock owners are always looking for ways to improve production efficiency through the use of new, innovative, animal health products.

The Dairy Market

In 2012, the U.S. dairy market consisted of 9.2 million cows managed on approximately 58,000 dairy farms. The market is consolidated, with 63% of milk being produced on just 6% of farms, or 3,300, with greater than 500 cows per farm. Milk production is growing annually as milk production per cow continues to increase. U.S. milk production topped more than 200 billion pounds for the first time in 2013. Export demand for U.S. dairy products is currently robust and dairy farms are expecting improved profit margins in 2014, allowing them to improve their equity position while funding additional incremental management strategies to improve farm efficiency. We expect the number of dairy cows to remain stable as milk production per cow increases; however, there will continue to be fewer dairy farms.

The growing demand for milk and milk products creates increasing need for effective cattle pharmaceuticals and vaccines. This need is driven by several factors:

•	Global human population growth and improving living standards, especially in developing countries;
•	Increasing demand for quality animal protein including milk and meat;
•	Natural resource constraints including the scarcity of suitable farm land and fresh water for animal consumption and irrigation of crops resulting in the need for more efficiency to maximize available resources; and
•	More focus on food safety and security.

Since the 1960s, per capita consumption of milk and milk products in many markets has nearly doubled, and meat consumption has more than tripled according to the Food and Agricultural Organization of the United Nations. However, China and other emerging markets, currently have a much lower per capita consumption than developed markets. As a result, the rising demand for milk and meat must be met with increasing efficiency using less production resources.

Animal health products have contributed substantially to the efficiency of animal production since the 1940s resulting in improvements in feed efficiency, production yields and reduced disease pressure in animals. We believe needed improvements in production efficiency will continue to be closely tied to effective animal health products such as reproductive hormones to improve pregnancy rates, and effective medicines to control infection. We believe animal health products will continue to be important tools for dairy producers to meet their productivity enhancement needs.

Product Development Process

The process of developing and commercializing pharmaceuticals for pets is similar to human drug development and commercialization. Products must be proven safe and effective in clinical trials approved by regulators. The process depends on new product proof-of-concept, formulation, research, and development. When marketed, companies must adhere to approved label claims regarding impacts on health. However, there are differences between human drug development and animal drug development. Regulatory agencies require prior to approval that a product intended for pets is:

•	Proven safe for the intended use in the target animal species;
•	Proven efficacious for the intended use in the target animal species;
•	Produced under a defined manufacturing process ensuring the product can be made consistently and in a high-quality manner;
•	Proven to be safe for humans handling the product; and
•	Proven to be safe for the environment.

The pathway for development of pet pharmaceuticals is generally faster and less expensive than human drug development since fewer clinical studies are required with fewer patients and the trials are conducted directly in the target animal species. As a result, there is no need to bridge from pre-clinical investigations in one species to the final target species so decisions regarding safety and efficacy can be made more quickly and the likelihood of success can be established sooner. In the U.S., the FDA encourages drug sponsors to interact with the agency early in the development process and through the approval process.

Role of Veterinarians

Veterinarians play an active role in diagnosis and treatment of animal medical needs, and are involved in generating revenue by prescribing and selling animal pharmaceuticals to animal owners. Unlike in human medicine, veterinarians perform the dual role of doctor and pharmacist as animal owners typically purchase pharmaceuticals directly from veterinarians. As a result, product sales are a direct and important contributor to clinic revenue. The frequency of veterinary office visits has declined somewhat as vaccination intervals have increased to tri-annual versus annual, and as dispensing of medications has become more common through mail-order catalogs, big-box retailers and online retailers. This is creating a need for veterinarians to continually seek new ways to support clinic revenue by providing differentiated services and products.

According to DVM Newsmagazine’s state of the Profession Report in 2012, pharmaceutical sales comprised about 9% of companion animal veterinarian clinic revenue. We believe this revenue can and will increase as new, novel pharmaceuticals become available specifically designed for animals.

Partnerships with Veterinarians

Veterinarians are typically open to engaging with manufacturer sales representatives. As compared to a sales detail in human pharmaceutical sales of less than two to three minutes, veterinarians and their staff may engage with animal health sales reps for 15 to 20 minutes or longer, and frequently participate in learning events to gain a deeper understanding of patient care options. Sales representatives are able to focus on partnering with customers to educate and support disease awareness and treatment options. As a result, relationships and consulting visits are usually more meaningful and interactive than in human. Access to veterinary clinics is normally open and key decision makers within the clinic are willing to meet with sales representatives in person.

Brand Loyalty to Animal Health Products

Animal health products generally experience strong brand loyalty. Although generic products do exist in some categories, sales of pioneer brands remain strong as companies continue to support the brands with educational platforms to veterinarians and livestock producers. In addition, since the products are self-pay, the animal owners, rather than third-party payer insurance companies or governmental agencies, determine product usage. We believe these dynamics create less downward pricing pressure than in human health when the exclusivity period expires. In addition, the relative smaller size of the animal health generic market versus the human generic market has made it less attractive for large, global, generic competitors.

Animal owners are concerned about safety and efficacy of products for their pets and livestock, which adds to brand loyalty for branded animal health products from reputable companies. We believe this brand loyalty can be maintained even after the loss of marketing or patent exclusivity.

Our Customers

Our customer is ultimately the animal owner, whether the animal is a family pet or a production animal. We have also developed a strong capability to create collaborative business relationships with veterinary practices. This enables us to offer a financially attractive proposition to all stakeholders in the animal health value chain- us, the veterinary practice, and the animal owner. We believe this sets us apart from some of our multi-national competitors, some of which have diminished the role of the veterinarian to focus on promoting their products and offering incentives directly to animal owners.

We sell our products in the U.S. through major distributors with a particular focus on MWI and Animal Health International. We tend to focus on partnering with larger veterinary clinics, typically those which employ three or more veterinarians. Veterinarians typically purchase our products from distributors and sell to animal owners.

Our Competition

We compete against an array of animal health companies, from large multi-nationals to smaller single-product entities, in the regulated pharmaceutical market as well as alternative medicine and therapy markets. It is our view that certain livestock sectors are extremely competitive, and we tend not to focus on them. In particular, we believe that where the animal itself is the commodity, such as in poultry, swine and beef feedlots, there is a predominance of cost minimization. As a result, we prefer to focus on markets such as dairy or beef cow-calf ranches, where the animal itself produces the commodity and therefore provides an opportunity for maximizing animal health. We have never operated in the vaccine market, which we see as crowded, and a difficult market for our value proposition. We focus on enhancing the performance or quality of life for the animal, and therapeutics are better suited to our model.

Our primary competitors currently include Zoetis, Merck, Merial and Bayer in dairy, and Zoetis, Merck, Merial, Novartis, Boehringer Ingelheim GmbH and Ceva in companion animal. In the future, we may compete against other companies such as Vetoquinol, Virbac and Dechra which are larger European companies, and other emerging growth companies such as Aratana, Kindred Biosciences and NexVet.

The level of competition from generic products varies from market to market. For example, the number of smaller, local generic manufacturers is higher in Europe and certain emerging markets than in the U.S. Generic competition is certainly present in many markets and may increase in the U.S., notwithstanding the stringent standards of the FDA. We believe that our strong heritage in competing against generic offerings in many markets has enabled us to hone a strong value proposition that is not always reliant on patent protection. We also believe that because the animal health market is ostensibly a consumer market, unlike human health, marketing and branding strategies can be very effective tools for competing against generic products.

Our Commercial Agreements

Supply Agreements

Bachem AG, or Bachem

On September 26, 2011, Parnell Manufacturing Pty Ltd, our wholly-owned manufacturing subsidiary, or Parnell Manufacturing, entered into a non-exclusive Supply Agreement with Bachem to supply Gonadorelin Acetate, the API in our GONAbreed product. Certain minimum purchases are required by Parnell Manufacturing under the agreement. The agreement contains standard termination provisions and provides for an initial term of seven years, with the right to negotiate subsequent terms beginning upon the sooner of (i) 24 months prior to expiration, or (ii) the supply to Parnell Manufacturing of five kilograms of Gonadorelin Acetate. The per-gram price of the API is set in the agreement, and may be increased by Bachem; however, increases of over 2% require Bachem to provide Parnell Manufacturing with at least 60 days’ advanced notice of the increase, and provide Parnell Manufacturing the right to renegotiate the price. The agreement also contains a provision that limits the supply by Bachem of gonadorelin acetate to any other veterinary products company in the U.S. for five years following approval of our GONAbreed product.

Piramal Healthcare (UK) Ltd, or Piramal

On January 1, 2014, Parnell Manufacturing renewed a Supply Agreement with Piramal to supply Cloprostenol Sodium, the API for our estroPLAN product. The agreement requires Parnell Manufacturing to make an annual minimum purchase of 1,500 grams of API. Any purchases by Parnell Manufacturing in excess of 5,000 grams per calendar year will be provided by Piramal on a best-efforts basis. The agreement contains standard termination provisions and provides for an initial term of four years, with the right to negotiate subsequent terms upon 90 days’ notice prior to expiration. The per-gram price of the API is set in the agreement, and may be reviewed and renegotiated by Parnell Manufacturing and Piramal at any time following January 1, 2016, or following a fluctuation in currency resulting in the U.S. dollar increasing by more than 10% against the base ratio in the agreement equating $1.60 to £1.00.

IDT Australia Limited, or IDT

On December 3, 2013, Parnell Manufacturing and IDT entered into a non-exclusive Supply Agreement to supply highly sulfated Pentosan Polysulfate Sodium, the API in our Zydax product. The agreement contains standard termination provisions, has an initial term of three years, and provides for automatic renewal for successive terms of three years each, unless earlier terminated. No minimum purchases are required by Parnell Manufacturing under the agreement. The per-kilogram price of the API is set in the agreement on a sliding scale relative to the total kilograms purchased pursuant to each purchase order. The prices may be increased by IDT after December 3, 2014. Any price increases of over 2.5% require IDT provide Parnell Manufacturing with at least 12 months’ advanced notice of the increase, and provides IDT the option to request to renegotiate the price with Parnell Manufacturing. Such request may not occur more than once in any 12-month period.

Distribution Agreements

Elanco, a division of Eli Lilly and Company

On February 9, 2011, Parnell Europe Pty Ltd, our wholly-owned subsidiary, or Parnell Europe, entered into an exclusive Distribution and Supply Agreement with Elanco, as amended on December 2, 2011, to distribute our Zydax product in all countries, excluding Australia. The agreement provides for an initial term of 13 years, with automatic renewal for successive terms of two years each, unless earlier terminated.

Under the agreement, Elanco paid to Parnell Europe total establishment fees of $5.5 million with $2 million payable upon entering into the agreement and a further $3.5 million upon achievement of regulatory approval in the U.S. and EU. In the event Zydax is not registered in the U.S. and/or the EU before May 1, 2014, and no force majeure event has occurred, Elanco will be entitled to certain delay damages. The damages would be payable monthly beginning in May 2014, and would continue until either Zydax is registered in the impacted area(s), or the aggregate damages paid relating to the impacted area(s) meet a specified cap of $1.3 million in the U.S. and $0.7 million in the EU. Under the agreement, Parnell Pharmaceuticals Holdings Ltd. is a guarantor of these damage payments.

Upon approval, Elanco is required to purchase from Parnell, on a take or pay basis, minimum annual sales volumes for each year following approval. From the commencement of the Agreement Elanco also must not market or promote a product that would compete against Zydax or otherwise has a claim “for the treatment of the clinical signs of osteoarthritis”.

In addition to standard termination provisions, including for uncured breach by Elanco, Parnell Europe may terminate the agreement following any business reconstruction, merger or acquisition involving Parnell Europe by providing 12 months advance written notice to Elanco. If this termination occurs prior to December 31, 2016, Parnell Europe would be required to repay all establishment fees previously paid by Elanco. Elanco does not have such a reciprocal right to terminate the agreement.

Recently Elanco communicated to us that they wish to terminate the agreement for non-specified internal reasons. Elanco has publically stated that they will acquire the Animal Health business of Novartis AG, which currently markets two products which compete with Zydax (Deramaxx® and Adequan®). Elanco does not have the right to terminate the agreement in the manner contemplated, and as such we are in discussions as to how the agreement may be terminated, what the consequences may be for the establishment fees paid by Elanco and the implication for Parnell in foregoing earning the future milestone payments and the take-or-pay provisions upon approval. We are also in discussions with Elanco as to whether a force majeure event has previously occurred under the agreement and its impact, if any, on any delay damages which may be deemed to have been incurred.

Vetoquinol Canada, Inc., or Vetoquinol

On September 29, 2009, Parnell North America Pty Ltd, our wholly-owned subsidiary, or Parnell NA, entered into an exclusive Distribution and Supply Agreement with Vetoquinol to distribute our estroPLAN product in Canada. The agreement provides for an initial term of seven years, with automatic renewal for successive terms of three years each, unless earlier terminated.

Under the agreement, Vetoquinol agreed to pay an establishment fee in the amount of CAD$200,000 in connection with Parnell NA seeking regulatory approval for estroPLAN in Canada. In the event Parnell NA is unable to deliver the estroPLAN products due to certain circumstances, including inability of Parnell NA to manufacture estroPLAN, or because regulatory approval of estroPLAN in Canada is withdrawn, Vetoquinol will be entitled to certain liquidated damages not to exceed an aggregate of CAD$200,000.

The agreement also contains minimum annual sales requirements as well as requirements to grow the market for the product which must be met by Vetiquonol. In addition to standard termination provisions, Parnell NA may terminate the agreement if Vetoquinol fails to meet the minimum sales requirements under the agreement for two successive years, or following any business reconstruction, merger or acquisition involving Parnell NA by providing 12 months advance written notice to Vetoquinol.

In-License Agreements

CIMTECH Pty Ltd, or CIMTECH

On March 18, 2014, Parnell Technologies Pty Ltd, our wholly-owned subsidiary, or Parnell Tech, entered into an exclusive, perpetual, and irrevocable worldwide License Agreement with CIMTECH, to develop and commercialize products using certain intellectual property of CIMTECH.

The agreement requires Parnell Tech to pay a modest up-front payment and certain fees upon achievement of regulatory milestones totaling up to $2.0 million, and royalty payments ranging from 10% to 1% depending on the total cost of development and the total annual sales of any approved product.

The agreement provides that all new intellectual property that is developed by Parnell Tech using the patents that Parnell Tech licensed from CIMTECH will be owned by us. CIMTECH will continue to own all patents and applications existing as of the date of the agreement. CIMTECH may only terminate the agreement if Parnell becomes insolvent, materially breaches and does not cure such breach or in the event Parnell Tech does not undertake any development work on a product in a 12 month period.

Financing Arrangements

Partners for Growth III, L.P., or PFG

On October 14, 2011, in connection with a now-terminated credit agreement with PFG, originally for a $10.0 million revolving line of credit, we and our non-U.S. subsidiaries entered into a Revenue Sharing Agreement with PFG. On December 13, 2013, the parties amended the revenue sharing agreement to add our U.S. subsidiaries as parties. The revenue sharing agreement, which survived the termination of the credit agreement, provides PFG the right to receive revenue payments comprised of 5% of total gross sale revenue, including payments and fees, resulting from all sales or disposals of our estroPLAN and GONAbreed products in the U.S.

The term of the revenue sharing agreement is through June 30, 2021, or until maximum aggregate payments of $3.0 million have been made by us under the agreement. In addition to standard termination provisions, the agreement may be terminated by us at any time upon payment of an early redemption fee of $3.0 million less any revenue payments we have already made. The agreement may also be terminated by PFG following the occurrence of certain events, including our inability to sell our estroPLAN and GONAbreed products in the U.S., and if we experience a change in control, which includes change in the power to exercise or the power to control the exercise of at least half of the voting power of any class of our shares. Upon such termination, PFG is entitled to a minimum payment of $3.0 million.

SWK Funding LLC, or SWK

On January 23, 2014, we, and Parnell, Inc., our wholly-owned subsidiary, entered into a Credit Agreement with SWK, which provided for a term loan of $25.0 million. The credit facility carries an effective interest rate of 17%, and is payable quarterly until the loan matures on January 23, 2021, or until earlier terminated. The credit facility contains a number of financial covenants and restrictions, including a financial covenant requiring us to retain a current asset ratio of greater than 1.25, a requirement to maintain a certain level of revenues for a prior 12 month period, measured at the end of each quarter, and a restriction on our ability to declare and pay dividends. We anticipate that we may pay back some or all of this facility from the proceeds of this initial public offering, which right of repayment is triggered, among other times, upon consummation of our initial public offering. In doing so, we would be required to pay an interest payment amount that will result in SWK receiving a total Internal Rate of Return, or IRR, of 20% over the term of the loan.

2013 Parnell Bonds

Between February and September 2013, we issued to certain qualified subscribers 4,300,000 2013 Parnell Bonds (with an interest rate of 10%) for an aggregate offering price of $AUD4,300,000. In accordance with our Constitution, our Board of Directors passed resolutions approving this issuance on February 8, 2013. Robert Joseph, our President and Chief Executive Officer, and certain of his relatives, as well as certain relatives of Brad McCarthy, our Chief Financial Officer, participated in this bond offering as follows: Robert Joseph and his relatives purchased an aggregate of 625,000 bonds for an aggregate of $AUD625,000 and Brad McCarthy’s relatives purchased 960,000 bonds for an aggregate of $AUD960,000. The bonds mature between February and September 2015, but may be redeemed early by us or by the bondholder in accordance with the Conditions of 2013 Bonds. The Bonds were issued with a stapled warrant which converted into 1,400,710 ordinary shares of the Company, pursuant to the election of the bondholders on May 20, 2014.

Our Intellectual Property

Our technology, brands and other intellectual property are important elements of our business. We rely on patent, trademark, copyright and trade secret laws, as well as regulatory exclusivity periods and non-disclosure agreements to protect our intellectual property rights. Our policy is to vigorously protect, enforce and defend our rights to our intellectual property, as appropriate.

Our product portfolio already enjoys the protection of patents, typically with approximately 15 years or more remaining. We see an increasing array of patent protections as crucial to our growth and development. Additionally, we utilize other mechanisms of protection, including trade secret in manufacturing methods and formulations. We actively seek to protect our proprietary information, including our trade secrets and proprietary know-how, by requiring our employees, consultants, advisors and partners to enter into confidentiality agreements and other arrangements upon the commencement of their employment or engagement.

The chart below highlights our material patents and product groups, the major jurisdictions, and relevant expiration periods. Additional patents have been filed to extend the patent life on some of these products, but there can be no assurance that these will issue as filed.

Product Group	Description/Indications	Patent Term	Patent Expiration	Patent Type	Major Jurisdictions
Zydax	Low molecular weight sulfated xylans/osteoarthritis in dogs and horses	20 years	October 8, 2028*	Standard and Innovation (AU only)	Australia, New Zealand, Hong Kong, Europe, U.S.
GONADOPRO	Fertility in cattle	20 years	December 1, 2026	Standard	New Zealand
PAR121	Orthopedics in dogs, cats and horses	20 years	December 10, 2030	Standard	Australia, Brazil, China, Europe, Singapore, U.S., India
PAR122	Dermatology in dogs	20 years	May 4, 2030	Standard	Australia, Brazil, Canada, China, Europe, Japan, Korea, Singapore, U.S., India

*	Two Australian innovation patents expire on August 4, 2016.

Regulatory Processes

To obtain regulatory approval for marketing of our veterinary pharmaceutical products, we have to demonstrate the quality, safety and effectiveness of the product. For products that will be used in food producing animals, human food safety of produce from treated animals must additionally be demonstrated. Environmental safety and safety to the human user of the product may also be necessary.

To demonstrate product quality, all products must be manufactured according to Good Manufacturing Practice, or GMP. GMP covers all aspects of manufacturing, including the facility and equipment in which the product is manufactured, the quality systems in operation, controls and testing of raw materials, packaging materials, the manufacturing processes, testing methods and the stability profile. The GMP requirements for injectable products are particularly stringent, given that all products must be sterile to avoid the possibility of introducing infection when treating patients with the product. Both active ingredients and finished products must be manufactured under GMP, and part of the approval process for any drug application is inspection and approval of the specified manufacturing facilities for both the API and the finished products by the regulatory authorities. Our manufacturing facility, located in Sydney, Australia, has been inspected by the FDA.

To demonstrate safety, for new chemical entities, a comprehensive battery of in vitro (laboratory, non-animal tests, for example cell line tests) and in-vivo (in animal) test are necessary, and this data also contributes to the determination of acceptable minimal levels of the drug that may be identified in products that will enter the human food chain, as well as environmental safety and human user safety.

For demonstration of safety in the intended target species, pivotal well controlled studies are necessary in that species to demonstrate the effects of long term use of the product in the animal at both the recommended dose rate and at multiples of that dose rate. For products where a recommended treatment course may be prolonged, as may be required in chronic disease conditions such as OA, such studies must be conducted for a minimum six month period. Additional safety studies such as concurrent use with other products may be required if such use is likely to be common standard of care in practice.

To demonstrate effectiveness of the product, invitro or in-vivo mode of action studies may be necessary. In the intended target species, dose determination studies may also be required, followed by pivotal effectiveness studies in typically 200 or more client-owned animals conducted with veterinarians in several practices. For production animals, such studies must cover a range of geographic and management conditions such as would be expected to be typical of the industry as a whole. In addition, a much larger number of animals is generally required. For production animals particularly, local regulators generally require that studies are conducted within the relevant country, meaning that typically several such studies must be conducted. Even for companion animals, the FDA in particular generally requires that the majority of the study is conducted in the U.S.

For production animals, it is necessary to conduct pivotal human food safety studies to demonstrate potential drug levels in produce that many enter the human food chain. This requires dosing at the maximum dose rates for the longest proposed course of treatment, followed by laboratory analysis of animal tissues. This analysis is intended to demonstrate any drug residue and to provide for a drug withdrawal period, which is the period of time required between the final treatment and potential collection of produce or slaughter for human consumption.

Data regarding the manufacture of the product and the product chemistry and stability is included in the CMC section.

As the data for each section is generated, it is formatted into a dossier that is specific to each jurisdiction. Based on the information from all the different technical sections, we develop the proposed product label which is also submitted to the regulators in the dossier.

Following approval, sponsors of veterinary pharmaceuticals must comply with post-approval compliance requirements, including monitoring products, submitting any reports of adverse events or product defects, submitting annual updates to the product dossier, and periodic manufacturing facility inspections.

U.S. Regulatory Process

The CVM is the division of the FDA responsible for regulation of veterinary pharmaceutical (non-immunological) products.

The FDA’s data requirements and processes for approval of pharmaceuticals intended for use in animals are largely the same as those required for pharmaceuticals intended for human use. The CVM ensures that animal drugs are safe and effective, and are manufactured according to GMP requirements.

Each new drug application submitted to CVM consists of up to five major technical sections (safety, efficacy, CMCs, human food safety, environmental safety), depending whether the application is for a production animal product or a companion animal product. Applications are either New Animal Drug Applications, or NADA, or Abbreviated New Animal Drug Applications, or ANADA, or Conditional New Animal Drug Applications. NADAs are used for drug products with, for example, new compositions, uses or dosage forms. ANADAs are used to show that a proposed drug product is identical, across a number of factors, to an existing, legally marked drug.

CVM encourages sponsors to schedule prior submission conferences to review development programs and to discuss aspects of individual technical sections. Although not mandated, they will review with pivotal study protocols. With protocol concurrence, the FDA effectively agrees that the study’s design will meet their requirements if the study is conducted with, and data is analyzed in line with, the concurred protocol.

By law, the CVM is required to act on an NADA or ANADA within 180 days, or within such additional period as the FDA and sponsor may agree on, after filing of an application. If the FDA does not approve the application, it must offer the sponsor a hearing on the application’s suitability for approval. Consequently, under the Act, it is possible for decision to be delayed beyond the 180 day time period.

The CVM allows for and encourages phased submissions of NADAs. Data or information may be submitted in support of a technical section, or a complete technical section may be submitted for phased review. Once all the technical sections have been reviewed by the CVM and a technical section “complete” has been issued for each of those sections, an Administrative NADA is filed. The FDA attempts to review Administrative NADAs within 60 days.

The FDA has a mechanism for generic drugs filed for a new indication requiring new clinical or field investigations which provides for a three year marketing exclusivity period during which time no other generic application may be approved for that new use. There is also a five year marketing exclusivity period for an animal drug no active ingredient of which has been previously approved in any NADA, during which no generic application may be submitted for that drug. However, an ANADA for that product may be submitted after four years if the generic applicant claims non infringement of a listed patent for the approved product or its use.

In all cases, a drug manufacturing facility may not commence initial production of a drug, or continue production of a drug, without evidence acceptable to the FDA that the facility has been inspected and is suitable for conducting manufacturing operations for the products to be manufactured.

EU Regulatory Process

The EU is regulated by both central bodies such as the EMA, and national bodies, such as the U.K. Veterinary Medicines Directorate. The EMA section responsible for review of veterinary products is the Committee for Veterinary Medicinal Products.

There are four approval processes that can be followed to obtain Marketing Authorizations within the EU:

•	The Centralized Procedure, which is run by EMA, is obligatory for high technology products and growth promotants. It is optional for other innovative products, provided such products are considered to fall within the EMA remit. At the completion of the centralized process, the Marketing Authorization approval is valid for all EU and European Economic Area-European Free Trade Association states.
•	The Mutual Recognition Procedure is run by the national regulatory bodies, where a product already has an approval within one or more countries within the EU. The country in which the product is approved is selected as Reference Member State, which completes the primary review and makes recommendations to other selected countries acting as Concerned Member States.
•	The Decentralized Procedure is similar to the Mutual Recognition Procedure for products that have not previously been approved within the EU. The review process is run in parallel by national regulatory bodies with one country selected as a Reference Member State and other countries acting as Concerned Member States, under a Mutual Recognition process.
•	The National Procedure is used for products for which approval in a single EU country only is being sought.

In contrast to the FDA, EMA and the national authorities do not concur with pivotal study protocols. Scientific advice can be requested; however, the EMA has no obligation to accept the conclusions of a successful study conducted following such scientific advice.

The centralized and decentralized procedures have very structured processes and associated time frames, with regulator review time taking 210 days. At specified points in the process, the regulator may submit questions to the applicant, which stops the clock pending return of responses. At the successful completion of the processes, each country must formally register the product, which generally takes an additional 30 days.

In contrast to most of the world, within the EU, the horse is considered a food producing species, therefore human food safety packages are necessary for products intended for use in horses. However, recently a horse passport program has been implemented which records all drug administration to a horse and also deems the horse to be not fit for human consumption. This has allowed the approval of drugs in horses with a contraindication for use in horses destined for human consumption.

Residues packages for new drug products for use in food producing animals are assessed by EMA separately to the application for Marketing Authorization, and are typically submitted six months in advance of any associated application.

A generic equivalent product may not be placed on the market in the EU until ten years have lapsed from the initial authorization of the pioneer product.

Australia and New Zealand Regulatory Processes

Approval of veterinary chemical products in Australia is controlled by the Australian Pesticides and Veterinary Medicines Agency, and in New Zealand by the Agricultural Compounds and Veterinary Medicines group. In New Zealand, applications to the EPA are additionally required. Data requirements generally mirror those outlined above, although there are some unique local requirements. Given that both countries have very large export markets for agricultural produce, international trade considerations must be considered in applications for products for food producing animals. When global data packages are generated to primarily meet FDA and EU requirements, international trade considerations generally do not require additional data.

Rest of World Regulatory Processes

Most countries have their own regulatory agencies for veterinary products. Some countries essentially recognize approvals by other stringent regulatory authorities and have reduced data requirements (for example many countries in the Middle East). Some follow FDA or EU requirements. Some countries require additional local studies, particularly of products are for use in production animals where management systems may vary. Non-English speaking countries usually require submissions to be submitted in their native language; accordingly, it may be necessary to work with local agents or partner countries to translate and submit dossiers and to manage the regulatory process.

Our Employees

As of March 1, 2014, we had 55 employees. We have approximately 30 employees based in Australia, one in New Zealand and 24 in the U.S., including 18 in the Kansas City office. We have approximately 14 employees in Sales & Marketing, eight in R&D, Scientific Affairs & Regulatory, 24 in Manufacturing and nine Finance, Executive, HR and Administration.

Collectively, our management has over 150 years of animal health and pharmaceutical industry experience, with much of the senior management team having been with us in their current roles for between five and 20 years. We have developed an effective organizational structure that has proven successful over many years. Recently, we expanded our Sales and Marketing department and our Scientific Affairs department, which encompasses R&D, clinical trials and regulatory.

Our Properties

Our registered headquarters are located in Alexandria, a suburb of Sydney, Australia. We entered into a lease for 11,550 square feet of office space and 20,161 square feet of manufacturing space. The lessor, Helion Properties Pty Ltd, is controlled by Alan R. Bell, our Chairman. The initial ten-year term of the lease began on January 1, 2011. We have an option to renew the lease for up to two terms of five years each by providing notice in writing between three and 12 months prior to the expiration of the initial term of the lease. This location serves as our manufacturing facility, and also has offices for manufacturing personnel and our global finance team.

Our R&D, scientific affairs and regulatory, sales, marketing and human resources functions are located in our 3,800 square feet office in Overland Park, a suburb of Kansas City, Kansas. We lease this property under a five year lease which commenced in March 2013 and provides an option to terminate in order to acquire a larger space to accommodate our growth requirements. We also have third party providers who operate warehouse space on our behalf in Kansas City, Missouri and in Auckland, New Zealand.

Environmental, Health, and Safety

We are subject to various federal, state, local and foreign environmental, health and safety laws and regulations. These laws and regulations govern matters such as:

•	the emission and discharge of hazardous materials into the ground, air or water;
•	the generation, use, storage, handling, treatment, packaging, transportation, exposure to, and disposal of hazardous and biological materials, including record keeping, reporting and registration requirements; and
•	the health and safety of our employees.

Due to our operations, these laws and regulations also require us to obtain, and comply with, permits, registrations or other authorizations issued by governmental authorities. These authorities can modify or revoke our permits, registrations or other authorizations and can enforce compliance through fines and injunctions.

Certain environmental laws, impose joint and several liability, without regard to fault, for cleanup costs on persons who have disposed of or released hazardous substances into the environment. In addition to clean-up actions brought by federal, state, local and foreign governmental entities, private parties could raise personal injury or other claims against us due to the presence of, or exposure to, hazardous materials on, from or otherwise relating to such a property. We have made, and intend to continue to make, necessary expenditures for compliance with applicable environmental, health and safety laws and regulations.

Legal Proceedings

We are not currently a party to any material legal proceedings. We are from time to time subject to claims and litigation arising in the ordinary course of business. We intend to defend vigorously against any future claims and litigation.

MANAGEMENT

Directors and Senior Management

The following table presents our directors, executive officers and key employees. The directors have served in their respective capacities since their election or appointment, and will serve until their removal pursuant to our constitution.

Name	Age	Position
Executive Officers
Robert Joseph	37	Director, President and Chief Executive Officer
Brad McCarthy	38	Director and Chief Financial Officer
Robert Hunter	49	Chief Scientific Officer
Matthew Musselman	45	Chief Commercial Officer
Key Employees
Leonardo Avendano	41	Vice President, Manufacturing
Fenella Cochrane	49	Vice President, Clinical Science
Deborah Fitzgerald	47	Vice President, Global Sales
Directors
Alan Bell	58	Director and Chairman
Peter Molloy	60	Director
Andrew Want	53	Director

Executive Officers

Robert Joseph.  Mr. Joseph has served as our President, Chief Executive Officer and Director since joining us in August 2006. Previously, Mr. Joseph was employed with Eli Lilly and Company, a global pharmaceutical company, serving as Senior Brand Manager – Diabetes from 2005 to 2006, and Marketing Strategy Manager from 2002 to 2005. From 2000 to 2002, Mr. Joseph served as a Financial Planning Manager with Allergan, Inc., a global specialty pharmaceutical company, and from 1998 to 2000, was employed as a Business Performance Manager with Herron Pharmaceuticals Pty Ltd, an Australian manufacturer of pharmaceutical and natural healthcare products which has now become a subsidiary of Sigma Pharmaceuticals Limited. Mr. Joseph has undergraduate degrees in science (pre-medicine), finance (accounting and commercial law) and marketing from the University of Queensland in Australia, and is a qualified Certified Public Accountant in Australia.

Brad McCarthy.  Mr. McCarthy joined us as Chief Financial Officer and Director in February 2010, and was appointed Chief Operating Officer of Parnell Manufacturing Pty Ltd, one of our wholly-owned subsidiaries, in 2012. Prior to joining us, Mr. McCarthy worked in several positions with subsidiaries of SIRVA, Inc., formerly Allied Worldwide, a privately owned moving industry company, including as Chief Financial Officer from 2007 to 2010, and Head of Forecasting, Planning and Analysis, Europe, of Pickfords Removals, a former subsidiary company of SIRVA, Inc. Earlier in his career Mr. McCarthy served in financial and accounting positions with Centrica PLC, a multinational utility company, and Volkswagen Group Australia Pty Ltd, a subsidiary of Volkswagen Group, a manufacturer of passenger and commercial vehicles. Mr. McCarthy began his career as a financial accountant with Beale Gaertner Young, an Australian accounting firm. He has undergraduate degrees in science (pharmacology and physiology) from the University of Queensland, as well as degrees in accounting (accounting and corporate law) and management from Macquarie University in Australia. He is also a Certified Public Accountant in Australia.

Matthew Musselman.  Mr. Musselman joined us in January 2014 as our Chief Commercial Officer. From April 2004 until December 2013, he was the Executive Director of the companion animal and equine business segments at Boehringer Ingelheim Vetmedica, Inc., the U.S. animal health division of Boehringer Ingelheim Corporation, a producer of human pharmaceuticals and animal health products. Prior to his time with Boehringer Ingelheim Vetmedica, Inc., he worked with Farmland Industries, Inc., a manufacture of dairy nutrition and animal health products, where he was the Director of its Dairy Division for ten years.

Robert Hunter.   Dr. Hunter joined us as Chief Scientific Officer in May 2014. From 2004 until May 2014, Dr. Hunter served in various Research and Development roles with Elanco, a division of Eli Lilly and Company, a global pharmaceutical company, most recently as Principal Consultant Emerging Market Regulatory. Prior to joining Elanco, Dr. Hunter was an Assistant Professor of Veterinary Pharmacology with Kansas State University from 2000 to 2004. From 1995 to 2000, Dr. Hunter was a Research Associate with Louisiana State University. Dr. Hunter also worked as a research scientist at Pfizer, Inc., a multinational pharmaceutical corporation, from 1991 to 1996. Dr. Hunter has a bachelor of science degree in Animal Science from Angelo State University in Texas, a master’s degree in Veterinary Physiology from Texas A&M University, and a doctorate in veterinary pharmacology from Louisiana State University.

Key Employees

Leonardo Avendano.  Since joining us in August 2012, Mr. Avendano has served as the Vice President, Manufacturing of Parnell Manufacturing Pty Ltd, one of our wholly-owned subsidiaries. From December 2010 until joining us, he was a Quality Business Partner for Manufacturing and Logistics with Cochlear Limited, a global biotechnology company. Earlier in his career, Mr. Avendano worked with Becton, Dickinson and Company, a medical technology company, most recently as their Plant Director from May 2004 until September 2010. Mr. Avendano has a bachelor of science degree from Instituto Tecnológico y de Estudios Superiores de Monterrey, Mexico, and has Lean Manufacturing and Six Sigma certifications.

Fenella Cochrane.  Dr. Cochrane has served as our Vice President, Clinical Science since January 2009. Dr. Cochrane has been employed with us in several positions since January 1994 including our Global Regulatory Manager form November 2005 until December 2008, our Operations Manager from March 2002 until November 2005, our Technical Services Manager from April 1997 until March 2002 and a Technical Services Veterinarian from January 1994 until August 1996. Prior to her time with us, she spent five years in private veterinary practice. Dr. Cochrane has a bachelor of veterinary science degree from the University of Sydney in Australia.

Deborah Fitzgerald.  Ms. Fitzgerald has served as our Vice President, Global Sales since January 2012 and was our Business Unit Manager-Dairy from May 2008 until January 2012. Deborah holds a bachelor of arts degree in psychology and a bachelor of education degree from the University of New England in Australia, as well as a diploma of teaching from Armidale Teacher’s College in Australia.

Directors

Alan Bell.  Dr. Bell has been our Director and Chairman since 2006. From July 1986 until 2006, he was the sole owner and Managing Director of Parnell Laboratories (Aust) Pty Ltd, our legacy entity. Earlier in his career, Dr. Bell worked in private veterinary practice for eight years. He received his bachelor of veterinary science degree from the University of Queensland in Australia, and is a member of the Australian Institute of Company Directors.

Peter Molloy.  Mr. Molloy has been a Director since 2011. Mr. Molloy is currently Executive Chairman of Firebrick Pharma, where he has been since April 2012. He has also been a Non-Executive Director of Viralytics Limited since September 2008, and currently serves as Chairman of its Audit and Risk Committee, and since October 2011 has served as a Non-Executive Director of Innovation Angel Foundation Inc. Earlier in his career, Mr. Molloy was CEO of Biota Pharmaceuticals, Inc. from June 2002 to December 2005. Mr. Molloy has a bachelor of science in biochemistry and microbiology from the University of Melbourne in Australia and an MBA from the University of Adelaide in Australia.

Andrew Want.  Mr. Want joined us as a Director in June 2012. He has been the CEO and Founding Director of Vast Solar Pty Limited since July 2009, and has been a Principal of Rounding Mark Pty Limited, a private consultancy and investment business, since July 2008. Earlier in his career, Mr. Want served as Chief Executive Officer and Managing Director of Veda Advantage Limited, a company listed on the ASX200/NZX50 stock exchange, and for a number of years prior to this was CEO and Managing Director of the Travelex Financial Services Group for Australasia and Japan. Mr. Want obtained his law degree from the Queensland University of Technology and his master of laws from the University of Sydney in Australia, and was a partner in a Sydney law firm for 7 years. Mr. Want is a Senior Fellow of the Financial Services Institute of Australia and currently serves as Executive Director of RenewableLNG Pty Limited since January 2012, and has served as Chairman of Australian Solar Thermal Energy Association since January 2011.

Board of Directors

Our Board of Directors currently consists of five members, including our Chief Executive Officer and Chief Financial Officer. We believe that each of our current directors has relevant industry experience. Our Constitution specifies that there must be a minimum of one director and a maximum of ten, and our Board of Directors may determine the number of directors within those limits. Our directors serve until removed by us by resolution.

Our Board of Directors has established delegated limits of authority, which define the matters that are delegated to management and those that require Board of Directors approval. Our non-executive directors do not have any service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment. Our executive directors, as employees, have entered into employment agreements with us that provide for certain benefits upon termination of employment, as discussed in “Employment Agreements with Executive Officers.”

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, nor are we aware of, any voting agreements among our shareholders. In addition, no family relationships exist among our directors and executive officers.

Compensation

Our Board of Directors recognizes that the attraction and retention of high-caliber directors and executives with appropriate incentives is critical to generating shareholder value. We have designed our compensation program to provide rewards for individual performance and corporate results and to encourage an ownership mentality among our executives and other key employees.

The non-executive directors receive an annual fee for board membership and chairmanships, all of which includes the superannuation guarantee contribution required by the Australian government, which was 9.25% as of July 1, 2013. Directors do not receive any other benefits or incentive.

In the fiscal year ended June 30, 2013, the aggregate remuneration we paid to our directors and senior management, including salary, retirement contributions (if applicable), and cash bonuses paid under our quarterly and annual bonus scheme was AUD$2.5 million.

Bonuses

We currently operate a cash bonus plan for all employees, excluding our Chief Executive Officer and Chief Financial Officer. This plan operates each calendar year, and is based on the performance of the company against the annual Board-approved business plan. Each quarter, a target bonus of 10% of that quarter’s salary is paid based on the company performance to plan for sales and operating profit (stated as EBITDAOI). All employees are paid at the same rate based on company performance, except in the fourth quarter of the calendar year where each employee’s bonus is determined for that quarter based on the performance management plan review which is conducted by the senior management team in January of the following year. In addition, during the annual reviews and based on overall company performance, the Chief Executive Officer and Chief Financial Officer have the discretion to award annual bonuses to some or all of the staff.

2014 Omnibus Equity Incentive Plan

We plan to adopt an omnibus equity incentive plan prior to the completion of this offering. The plan will provide us flexibility to grant a variety of share-based awards to incentivize our employees, officers, consultants and members of our board of directors. Under the plan, we will be able to grant share options, share awards, share units, performance-based awards and other share-based awards.

We plan to reserve a total of 1,500,000 ordinary shares for issuance under the equity incentive plan, subject to adjustment for changes in capitalization as provided in the plan. Shares underlying awards that are cancelled, forfeited, expired, terminated unearned or settled in cash will be returned to the plan and may be used for future awards.

The plan will be administered by our compensation committee. The compensation committee will have full power to select the individuals to whom awards will be granted and to determine the specific terms and conditions of each award, subject to the provisions of the plan.

The following is a brief summary of the types of awards that may be granted under the plan:

Share Options.  Share options represent a right to purchase a specified number of ordinary shares from us at a specified price during a specified period of time. Share options granted under the plan will have an exercise price that is not less than the fair market value of an ordinary share on the date of grant. Options will be exercisable at times and under conditions as determined by the compensation committee, but in no event will they be exercisable later than ten years from the date of grant.

Share Awards.  Share awards may be unrestricted, or vested, at grant or restricted shares. Restricted shares are actual ordinary shares that are issued to a participant, but that are subject to forfeiture if the participant does not remain employed by us for a certain period of time and/or if certain performance goals are not met. Except for these restrictions and any others imposed by the compensation committee, the participant will generally have all of the rights of a shareholder with respect to the restricted shares, including the right to vote the shares, but will not be permitted to sell, assign, transfer, pledge or otherwise encumber the shares before the risk of forfeiture lapses.

Share Units.  Share units may be unrestricted, or vested, at grant or restricted share units. An award of restricted share units represents a contractual obligation of the Company to deliver a number of ordinary shares, an amount in cash equal to the fair market value of the specified number of shares subject to the award, or a combination of shares and cash, upon vesting. Until our ordinary shares are issued to the participant in settlement of share units, the participant does not have any rights of a shareholder with respect to the underlying shares. Vesting of restricted share units may be subject to performance goals, the continued service of the participant or both. The compensation committee may provide that dividend equivalents will be paid or credited with respect to restricted share units.

Performance-Based Awards.  An award of performance shares refers to ordinary shares or share units that are expressed in terms of our ordinary shares, the issuance, vesting, lapse of restrictions or payment of which is contingent on performance as measured against predetermined objectives over a specified performance period. An award of performance units refers to dollar-denominated units valued by reference to designated criteria established by the compensation committee, other than our ordinary shares, whose issuance, vesting, lapse of restrictions or payment is contingent on performance as measured against predetermined objectives over a specified performance period. The compensation committee will determine whether the award will be settled in cash or ordinary shares.

Other Share-Based Awards.  The compensation committee may also grant any other award that is valued in whole or in part by reference to, or is otherwise based upon, our ordinary shares.

Adjustments may be made to outstanding awards in the event of a corporate transaction, change in capitalization or other extraordinary event as described in the plan. In the event of a “change in control” (as defined in the plan), outstanding awards will terminate upon the effective time of the change in control unless the awards are assumed or substituted by the acquirer in the transaction. If a time-based award will terminate upon the effective time of a change in control, generally, the award will become fully vested and option holders will be permitted to exercise their options immediately before the change in control. Performance-based awards that will terminate in connection with a change in control will become vested with respect to the performance period in which the change in control occurs as if the target level of performance had been achieved, unless greater vesting is provided in the applicable award agreement.

Our board of directors or compensation committee may amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights of a participant under an outstanding award unless the participant consents or such action is required to comply with law, exchange rules, or accounting rules. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors or compensation committee, the plan will expire ten years from the date the plan is adopted.

Contributions to retirement plans

Our employees in Australia receive retirement contributions at the superannuation guarantee contribution amount required by the Australian government, which was 9.25% as of July 1, 2013. We are not required to set aside any amount to meet future retirement benefit obligations.

Employment Agreements with Executive Officers

Our executive directors, Mr. Joseph and Mr. McCarthy, have entered into employment agreements with us which provide for certain benefits in the event of a termination of their employment with us. In the event that we terminate our employment with either of Mr. Joseph or Mr. McCarthy without the requisite notice, Mr. Joseph or Mr. McCarthy would be entitled to six months’ salary continuation in lieu of notice of termination.

Board Practices

In accordance with the exception available to foreign private issuers under the NASDAQ Stock Market rules, we do not intend to immediately follow the requirements of the NASDAQ Stock Market rules with regard to having a majority of independent directors on our Board of Directors. We have commenced the process of identifying suitable director candidates and we expect to appoint at least two new directors to our Board of Directors, including Chairman of the Board of Directors in 2014. The appointment of these directors will be subject to approval at a meeting of our shareholders. Subject to the phase-in rules described further below, after completion of this offering, we expect to have an Audit Committee comprised of at least three members, all of whom will meet the NASDAQ Stock Market independence requirements.

Our Board of Directors has evaluated our current corporate governance policies and practices using the Australian Securities Exchange, or ASX, Corporate Governance Principles and Recommendations as a guide. These policies have been adopted to ensure that we have in place accountability and control systems that will ensure we optimize performance of the Board of Directors. The Board of Directors is also required to comply with the general duties of a director imposed under Australian law by the Corporations Act.

Role of the Board of Directors

Our Board of Directors is responsible for setting our strategic direction, providing effective governance over our operations, and overseeing our business. The Board of Directors’ key responsibilities are to:

•	provide strategic guidance, including contributing to the development of and approving the corporate strategy;
•	review and approve business plans, the annual budget and financial plans, including available resources and major capital expenditure initiatives;
•	oversee and monitor our management and employees;
•	organize performance and the achievement of strategic goals and objectives;
•	oversee progress of major clinical science, regulatory and capital expenditure projects in order to achieve these strategic objectives;
•	monitor financial performance, including approval of the annual financial reports and liaison with the company’s auditors;

•	appoint, assess the performance of, and, if necessary, remove our chief executive officer (CEO) and chief financial officer (CFO) and company secretary;
•	ratify the appointment and/or removal of and contribute to the performance assessment for the members of the senior management team;
•	ensure there are effective controls and procedures in place and approving major corporate initiatives;
•	enhance and protect the reputation of the company;
•	oversee the operation of our system for compliance, risk management and reporting to shareholders; and
•	ensure appropriate resources are available to senior management.

Board Structure and Composition

Our Board of Directors is currently composed of five members. Messrs. Molloy and Want qualify as independent directors in accordance with the published listing requirements of the NASDAQ Stock Market. The NASDAQ independence definition includes a series of objective tests, including that the director is not, and has not for at least three years, been one of our employees, or has engaged in, or have had a family member engage in, a number of different transactions with the Company. In addition, Messrs. Molloy and Want satisfy the criteria for independence recommended by the ASX Corporate Governance Principles and Recommendations, which define independence, in this context, to mean a non-executive director who is not a member of management and who is free from any business or other relationship that could, or could reasonably be perceived to, materially interfere with the independent director’s judgment.

Board and Management Effectiveness

Responsibility for our overall direction and management, our corporate governance and our internal working rests with the Board of Directors notwithstanding the delegation of certain functions to the Chief Executive Officer and management generally (such delegation effected at all times in accordance with our Constitution and our corporate governance policies).

At least once per year, the Board undertakes a review of board effectiveness and suitability. This process is typically conducted after the Business Plan Review process in December of each year. The Board has also typically undertaken a strategic review process once per year to review the corporate strategy and the role of the Board within that strategy. Our senior management and Board members are not appointed for finite periods of time but rather continue to act as Directors to the extent that the Shareholders and/or other Directors deem their contribution effective at serving the best interests of shareholders.

Internal Control, Risk Management and Financial Reporting

Our Board of Directors has overall responsibility for our internal control and risk management processes. Our internal control and risk management processes are designed to ensure reliable and timely financial reporting, ensure the effectiveness and efficiency of operations, compliance with applicable laws and regulations as well as manage the risk of failure to achieve our business objectives. Internal control systems can provide only reasonable assurance and not absolute assurance against the achievement of these objectives.

Our Board of Directors monitors risk and reviews the effectiveness of the internal control systems and risk management on an ongoing basis. Our Board of Directors regularly receives information about our financial position and performance. With respect to our financial statements, our Chief Executive Officer and the Chief Financial Officer certify to the Board of Directors:

•	that the accounts are accurate and provide a true and fair view, in all material respects, of our financial condition and operational results;
•	that the accounts have been prepared in accordance with applicable accounting standards; and

•	that their representations are based on a system of risk management and internal compliance and control relating to financial reporting which implements the policies adopted by our Board of Directors, and that our internal control and risk management processes are operating efficiently and effectively in all material aspects.

In addition, management has reported to the Board of Directors on the effectiveness of the management of our material business risks.

Committees of the Board of Directors

Our Board of Directors currently does not have any set committees. Upon the closing of this offering, and to assist our Board of Directors with the effective performance of its duties, we will establish an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Each committee will operate under a specific charter approved by our Board of Directors.

Audit Committee

Our Audit Committee will consist of three members, appointed by the Board of Directors: Peter Molloy, chairperson, Alan Bell, and Andrew Want, of which Messrs. Molloy and Want are independent, non-executive directors. This committee will oversee, review, act on and report on various auditing and accounting matters to our Board of Directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accounts, the performance of our independent accountants and accounting practices. In addition, the committee will oversee, review and act on and report on various risk management matters to our Board of Directors.

Compensation Committee

Our Compensation Committee will consist of two members, appointed by the Board of Directors: Andrew Want, chairperson and Peter Molloy, both of whom are independent, non-executive directors. This committee will oversee, review, act on and report on various remuneration matters to our Board of Directors.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee will consist of two members, appointed by the Board of Directors: Andrew Want, chairperson and Peter Molloy, both of whom are independent, non-executive directors. This committee will identify, evaluate and recommend qualified nominees to serve on our Board of Directors, develop and oversee our internal corporate governance processes, and maintain a management succession plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Loans

In 2009, Parnell Corporate Services Pty Ltd, or Parnell Corporate, a wholly-owned subsidiary of the Company, entered into certain Australian tax-compliant loan transactions with members of our senior management. On August 25, 2009, Parnell Corporate entered into a loan agreement with Deborah Fitzgerald, our Vice President, Global Sales, in the principal amount AUD$17,000. On August 31, 2009, Parnell Corporate entered into a loan agreement with Fenella Cochrane, our Vice President, Scientific Affairs, in the principal amount of AUD$27,000. On September 3, 2009, Parnell Corporate entered into a loan agreement with Robert Joseph, our President and Chief Executive Officer, in the principal amount of AUD$50,000. Under the terms of each loan agreement, the interest rate is equal to the statutory rate under the Australia Fringe Benefit Tax Act of 1986, or 5% to 8%, and the interest, calculated daily and accumulated monthly. The principal and interest on each loan is due and payable within 30 days written notice of repayment by the borrower, or upon termination of the borrower’s employment with us. As of June 30, 2013, the following amounts were outstanding under each of the loan agreements: Ms. Fitzgerald, AUD$21,922; Dr. Cochrane, AUD$34,731 and Mr. Joseph, AUD$64,064. These amounts also represent the largest amounts outstanding under each loan agreement during the prior three years.

As of May 9, 2014, each loan described above has been paid in full.

Bonds:

In March 2011, we issued to certain qualified subscribers 6,250,000 convertible bonds (with an effective interest rate of 12%) for an aggregate offering price of $6,250,000. Robert Joseph, our President and Chief Executive Officer, and certain of his relatives, as well as Brad McCarthy, our Chief Financial Officer, and certain of his relatives, participated in this bond offering as follows: Robert Joseph and his relatives purchased an aggregate of 400,000 bonds for an aggregate of $400,000 and Brad McCarthy and his relatives purchased 275,000 bonds for an aggregate of $275,000. In January 2014, we provided each bondholder a notice to redeem the bonds in accordance with the 2011 Terms for Subscription. Following the notice to redeem, and pursuant to the election of the bondholders, 6,250,475 Class CB shares were issued, and payments of $3,957,895 were made to bondholders. In accordance with our Constitution, our Board of Directors passed resolutions approving this issuance on March 24, 2011.

Between February and September 2013, we issued to certain qualified subscribers 4,300,000 2013 Parnell Bonds (with an interest rate of 10%) for an aggregate offering price of $AUD4,300,000. In accordance with our Constitution, our Board of Directors passed resolutions approving this issuance on February 8, 2013. Robert Joseph, our President and Chief Executive Officer, and certain of his relatives, as well as certain relatives of Brad McCarthy, our Chief Financial Officer, participated in this bond offering as follows: Robert Joseph and his relatives purchased an aggregate of 625,000 bonds for an aggregate of $AUD625,000 and Brad McCarthy’s relatives purchased 960,000 bonds for an aggregate of $AUD960,000. The bonds mature between February and September 2015, but may be redeemed early by us or by the bondholder in accordance with the Conditions of 2013 Bonds. The Bonds were issued with a stapled warrant which converted into 1,400,710 ordinary shares of the Company, pursuant to the election of the bondholders on May 20, 2014.

Lease

On June 27, 2011, Parnell Manufacturing Pty Limited, or Parnell Manufacturing, a wholly-owned subsidiary of the Company, entered into a lease for 11,550 square feet of office space and 20,161 square feet of manufacturing space at Unit 4, Century Estate, 476 Gardeners Road, Alexandria NSW 2015, Australia. The lessor, Helion Properties Pty Ltd, is controlled by Alan R. Bell, our Chairman. The initial ten-year term of the lease began on January 1, 2011. Parnell Manufacturing has an option to renew the lease for up to two terms of five years each by providing notice in writing between three and 12 months prior to the expiration of the initial term of the lease. The base rent for this property is AUD$443,445 per annum, plus Goods and Services Tax of 10%, payable monthly. The rent is subject to two market review dates during the initial term to determine the prevailing market rent for the premises, and may be adjusted accordingly. The lease may be terminated by mutual agreement of the Company and Helion Properties Pty Ltd or in certain events of breach by either party.

Transactions with Shareholders

Beginning on February 18, 2014, Pinehill Pty Ltd sold an aggregate of 5,139,717 Class A shares of the Company to 17 shareholders of the Company. Pinehill Pty Ltd is beneficially owned by, and is the trustee for, the Bell Family Trust, of which Dr. Bell is the sole director.

Loan Guarantee

Parnell Manufacturing entered into an Offer to Hire Agreement with Esanda Equipment Finance, or Esanda, in January 2011 to finance certain manufacturing equipment. Pursuant to this agreement, Esanda requires third parties to guarantee Parnell Manufacturing’s obligations thereunder. In addition to several of our subsidiaries, the guarantors under this agreement include Dr. Bell in his individual capacity, and Pinehill Pty Ltd, an entity beneficially owned by, and which is the trustee for, the Bell Family Trust, of which Dr. Bell is the sole director.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to        shares of common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing shares in the offering. The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of June 3, 2014 and as adjusted to reflect the sale of our ordinary shares in this offering, by:

•	each person or group of affiliated persons that, to our knowledge, beneficially owns more than 5.0% of our ordinary shares;
•	each of our directors and executive officers individually;
•	all of our directors and executive officers as a group; and
•	each other selling shareholder in this offering.

Beneficial ownership generally includes voting or investment power over securities. Percentage of beneficial ownership is based on 8,283,722 of our ordinary shares outstanding as of June 3, 2014.

The table below does not reflect any shares of our common stock that our employees, directors and other persons associated with us may purchase in the offering, including through the directed share program, as described in the “Underwriting” section of this prospectus.

Unless otherwise noted, the principal address of each of the directors, officers and related entities listed below is Parnell Pharmaceuticals Holdings Ltd, Unit 4, Century Estate, 476 Gardeners Road, Alexandria NSW 2015 Australia.

			Shares Being Sold in the Offering
	Ordinary Shares Beneficially Owned Prior to Offering		Assuming Underwriters Option is Not Exercised		Assuming Underwriters Option is Exercised in Full		Ordinary Shares Beneficially Owned After the Offering
Directors and Executive Officers	Number	Percent					Number	Percent
Alan R. Bell	5,199,504	62.77%	260,000	(1)(5)	300,784	(2)(5)	4,939,504
Robert T. Joseph	957,730	11.56%	50,000		57,843		907,730
Brad R. McCarthy	556,537	6.72%	27,500	(3)(6)	31,814	(4)(6)	529,037
Peter L. Molloy	—	0%	—		—		—	—
Andrew J. Want	—	0%	—		—		—	—
Matthew Musselman	—	0%	—		—		—	—
Robert Hunter	—	0%	—		—		—	—
All directors and executive officers as a group – 6 persons)	6,713,771	81.05%	337,500		337,500		6,376,271
5% Shareholders
Pinehill Pty Ltd(5)	5,199,502	62.77%	260,000		300,784		4,939,502
McCarthy B&J Pty Ltd(6)	507,687	6.13%	27,500		31,814		480,687

(1)	Consists of 260,000 shares held by Pinehill Pty Ltd.
(2)	Consists of 300,784 shares held by Pinehill Pty Ltd.
(3)	Consists of 27,500 shares held by McCarthy B&J Pty Ltd
(4)	Consists of 31,814 shares held by McCarthy B&J Pty Ltd.
(5)	Pinehill Pty Ltd is beneficially owned by, and is the trustee for, the Bell Family Trust, of which Dr. Bell is the sole director.
(6)	Mr. McCarthy and his spouse are members and beneficiaries of McCarthy B&J Pty Ltd, and Mr. McCarthy’s spouse is the sole director of this entity.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each director, executive officer or 5% or more shareholder, as the case may be.

To the best of our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except that Pinehill Pty Ltd sold shares to 17 other current shareholders, as described in “Related Party Transactions.”

Unless otherwise indicated, to our knowledge, each shareholder possesses sole voting and investment power over the ordinary shares listed, subject to community property laws where applicable. None of our shareholders has different voting rights from other shareholders after the closing of this offer.

The numbers of ordinary shares shown in the above table and discussed below are after giving effect to consolidation of our six classes of shares into one class of ordinary shares, the ten-for-one consolidation of our ordinary shares, which had the effect of a reverse stock split which we effected on April 28, 2014 and conversion of our corporate status to a public company limited by shares, which will become effective when the Australian Securities and Investments Commission alters the registration details of our corporate entity.

DESCRIPTION OF SHARE CAPITAL

General

Immediately prior to consummating our initial public offering, our capital consisted of six classes of shares carrying different rights, as determined by our Board of Directors in accordance with our Constitution. On April 28, 2014, our Board of Directors and shareholders approved a resolution authorizing the consolidation of all outstanding shares of each class into a single class of ordinary shares, effective when the Australian Securities and Investments Commission alters the details of our corporate entity. The rights and restrictions attaching to ordinary shares are derived through a combination of our Constitution, Australian common law, the Corporations Act and other applicable law. A general description of some of the rights and restrictions attaching to our ordinary shares are summarized below. The following description of our constitution and our ordinary shares is a summary of the material rights and restrictions applicable to our ordinary shares. We encourage you to read our Constitution, which is included as an exhibit to this registration statement, of which this prospectus forms a part.

In connection with this initial public offering on April 28, 2014, we have converted our corporate status under the Australia Corporations Act 2001 (Cth), or Corporations Act, from a proprietary company limited by shares to that of a public company limited by shares and will become effective when the Australian Securities and Investments Commission alters the registration details of our corporate entity. We are applying to list our ordinary shares on The NASDAQ Global Market.

The Australian law applicable to our Constitution is not significantly different from charter documents for a U.S. company, except that we do not have a limit on our authorized share capital, and the concept of par value is not recognized under Australian law. Further differences are discussed under “Our Constitution.” Subject to restrictions on the issue of securities in our Constitution, and the Corporations Act and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the rights and restrictions and for the consideration that our Board of Directors determines.

As of March 31, 2014, 16 shareholders residing in Australia held, in the aggregate 55,148,227 of our Class A shares, 5,076,865 of our Class C shares, 1,028,631 of our Class E shares and 2,984,280 of our Class CB shares. In total, shareholders residing in Australia held 79% of the total shares on issue at this date. As of March 31, 2014, seven shareholders residing in the U.S. held, in the aggregate 134,752 of our Class A shares, 9,230,496 of our Class B shares, 200,000 of our Class D shares, 2,500,000 of our Class E shares and 153,040 of our Class CB shares. In total, shareholders residing in the U.S. held 15% of the total shares on issue at this date. Shareholders residing in other locations held in the aggregate as at March 31, 2014, 1,717,021 of our Class A shares, 150,000 of our Class E shares and 3,113,155 of our Class CB shares, equating to a total of 6% of the shares on issue at this date.

After giving effect to (i) the conversion of shares into a single class of ordinary shares and the ten-for-one consolidation of our ordinary shares which has the effect of a reverse stock split that we effected on April 28, 2014 and (ii) conversion of our status to a public company limited by shares upon the Australian Securities and Investment Commission (ASIC) altering the registration details of our corporate entity, shareholders residing in Australia hold 6,423,800 or 79% of our ordinary shares, and shareholders residing in the U.S. hold 1,221,829 or 15% of our ordinary shares, and shareholders residing in other locations hold 498,018 or 6% of our ordinary shares. All ordinary share, per-share and related information presented in this prospectus has been retroactively adjusted, where applicable, to reflect the impact of this reverse stock split.

No shares of the Company are held by the Company or any subsidiaries of the Company.

History of Share Capital

In addition to the consolidation described above, during the last three years, the following changes have been made to our share capital:

•	In March 2011, we issued to certain qualified subscribers 6,250,000 bonds for an aggregate offering price of $6,250,000. In accordance with our Constitution, our Board of Directors passed resolutions approving this issuance on March 24, 2011. In January 2014, we provided each bondholder a notice to redeem the bonds in accordance with the 2011 Terms for Subscription. Following the notice to redeem, and pursuant to the election of the bondholders, 6,250,475 Class CB shares were issued, and payments totaling $3,957,895 were made, to bondholders.
•	Between February and September 2013, we issued to certain qualified subscribers 4,300,000 bonds for an aggregate offering price of AUD$4,300,000. In accordance with our Constitution, our Board of Directors passed resolutions approving this issuance on February 8, 2013. The bonds mature on between February and September 2015, but may be redeemed early by the Company or by the bondholder in accordance with the Conditions of 2013 Bonds. The Bonds were issued with a stapled warrant which converted into 1,400,710 ordinary shares of the Company, pursuant to the election of the bondholders on May 20, 2014.

In addition, we issued the following shares pursuant to our Employee Share Plan and Executive Share Plan:

•	During 2010, we issued 2,000,000 Class B shares and 325,000 Class C shares under the Executive Share Plan and 200,000 Class D shares and 175,000 Class E shares under the Employee Share Plan; and
•	During 2011, we issued 7,230,496 Class B shares and 4,751,865 Class C shares and 3,503,631 Class E shares under the Executive Share Plan.

Our Constitution

We are a public company limited by shares, and our registered number is ACN 137 904 413. We were incorporated as a proprietary company limited by shares in Australia on June 25, 2009 under the name “Parnell Pharmaceuticals Holdings Ltd.” In connection with this initial public offering, on April 28, 2014, we approved the conversion of our corporate status under the Corporations Act from a proprietary company limited by shares to that of a public company. This change will become effective when the Australian Securities and Investments Commission alter the details of our corportate entity. Our Constitution does not provide for or prescribe any specific objectives or purposes of the Company, and it may be amended and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

Under Australian law, a company has the legal capacity and powers of an individual both within and outside Australia. The material provisions of our Constitution are summarized below. This summary is not intended to be complete nor to constitute a definitive statement of the rights and liabilities of our shareholders. Our Constitution is filed as an exhibit to the registration statement, of which this prospectus forms a part.

Directors

Interested Directors

Except as permitted by the Corporations Act, a director may not vote in respect of any contract or arrangement in which the director has, directly or indirectly, any material interest according to our Constitution. Such director may not be counted in a quorum, may not vote on the matter and may not be present at the meeting while the matter is being considered.

Unless a relevant exception applies, the Corporations Act requires our directors to provide disclosure of certain interests and prohibits directors of companies from voting on matters in which they have a material personal interest and from being present at the meeting while the matter is being considered. In addition, the Corporations Act requires shareholder approval of any provision of related party benefits to our directors.

Directors’ Compensation

Our directors are compensated for their services as directors, which is determined in a general meeting of shareholders. The aggregate fixed sum for directors’ compensation is to be divided among the directors in such proportion as the directors themselves agree in accordance with our Constitution. The fixed sum remuneration for directors may not be increased except at a general meeting of shareholders and the particulars of the proposed increase are required to have been provided to shareholders in the notice convening the meeting. In addition, executive directors may be paid remuneration as employees of Parnell.

Pursuant to our Constitution, any director who devotes special attention to our business or who otherwise performs services that in the opinion of our Board of Directors, are outside the scope of the ordinary duties of a director may be paid extra remuneration, which is determined by our Board of Directors.

In addition to the fixed sum compensation provided in our Constitution, all of our directors are entitled to reasonable travel accommodation and other expenses incurred by the directors in attending Company meetings, board meetings, committee meetings or while otherwise engaged on our business.

Directors’ Borrowing Powers

Pursuant to our Constitution, the management and control of our business affairs are vested in our Board of Directors. Our Board of Directors has the power to raise or borrow money, and charge any of our property or business or any uncalled capital, and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.

Share Qualification of Directors

Under our Constitution, our directors are not required to hold shares in the capital of the Company.

Rights and Restrictions on Classes of Shares

Subject to the Corporations Act, the rights attaching to our ordinary shares are detailed in our Constitution. Our Constitution provides that any of our ordinary shares may be issued with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, payment of calls or otherwise as our Board of Directors may determine from time to time. Subject to the Corporations Act, any rights and restrictions attached to a class of shares, we may issue further shares on such terms and conditions as our Board of Directors resolve. Currently, our outstanding share capital consists of only one class of ordinary shares.

Dividend Rights

Our Board of Directors may from time to time determine to pay dividends to shareholders. All unclaimed dividends may be invested or otherwise made use of by our Board of Directors for our benefit until claimed or otherwise disposed of in accordance with our Constitution. Our Board of Directors may invest, dispose of or otherwise use for our benefit all unclaimed dividends accordance with our Constitution.

Although we have historically declared and paid cash dividends on our ordinary shares, we currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

Voting Rights

Under our Constitution, each shareholder has one vote determined by a show of hands at a meeting of the shareholders. On a poll vote, each shareholder shall have one vote for each fully paid share and a fractional vote for each share that is not fully paid, such fraction being equivalent to the proportion of the amount that has been paid to such date on that share. Shareholders may vote by proxy, but not electronically. Under Australian law, shareholders of a public company are not permitted to approve corporate matters by written consent.

Right To Share in Our Profits

Under our Constitution, and subject to the Corporations Act, our shareholders are entitled to participate in our profits only by payment of dividends. Our Board of Directors may from time to time determine to pay dividends to the shareholders in accordance with the requirements in the Corporations Act.

Rights To Share in the Surplus in the Event of Liquidation

Our Constitution provides for the right of shareholders to participate in a surplus in the event of our liquidation.

Redemption Provisions

There are no redemption provisions in our Constitution in relation to ordinary shares. Under our Constitution, and subject to the Corporations Act, any preference shares may be issued on terms that they are, or may at our option be, liable to be redeemed.

Sinking Fund Provisions

There are no sinking fund provisions in our Constitution in relation to ordinary shares.

Liability for Further Capital Calls

According to our Constitution, our Board of Directors may make any calls from time to time upon shareholders in respect of all monies unpaid on partly paid shares, subject to the terms upon which any of the partly paid shares have been issued. Each shareholder is liable to pay the amount of each call in the manner, at the time and at the place specified by our Board of Directors. Calls may be made payable by installment.

Shareholders’ Meetings and Resolutions

General meetings of shareholders may be called by our Board of Directors. Shareholders may not call a meeting, unless permitted under the Corporations Act. Under the Corporations Act, shareholders with at least 5% of the votes that may be cast at a general meeting may call and arrange to hold a general meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders either holding at least 5% of the votes that may be cast at a general meeting or at least 100 shareholders who are entitled to vote at the general meeting. Notice of the proposed meeting of our shareholders is required at least 21 days prior to such meeting under the Corporations Act.

According to our Constitution, the chairperson of the general meeting may refuse admission to or exclude from the meeting any person who is in possession of a picture recording or sound recording device, in possession of a placard or banner, in possession of an object considered by the chairperson to be dangerous, offensive or liable to cause disruption, any person who is not, in the opinion of that chairperson, complying with the reasonable directions of the chairperson, or is not a director, a person requested by a director to attend, one of our auditors, one of our shareholders, or a proxy, attorney or representative of one of our shareholders.

Limitation on Owning Securities

There are no provisions in our Constitution that require a shareholder to disclose ownership above a certain threshold. Upon acquiring our ordinary shares, certain shareholders may be subject to disclosure requirements under U.S. securities laws.

There are no limitations on the rights to own securities imposed by our Constitution. However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975, or the FATA, which generally applies to acquisitions or proposed acquisitions:

•	by a foreign person (as defined in the FATA) or associated foreign persons that would result in such persons having an interest in 15% or more of the issued shares of, or control of 15% or more of the voting power in, an Australian company; and
•	by non-associated foreign persons that would result in such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FATA, the Australian Federal Treasurer may order the divestiture of such person’s shares or interest in shares in the Company. The Australian Federal Treasurer may order divestiture pursuant to the FATA if he determines that the acquisition has resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling Parnell and that such control is contrary to the national interest.

Change in Control

Takeovers of Australian public companies (which include us, upon the listing of our ordinary shares on The NASDAQ Global Market) are regulated by the Corporations Act, which prohibits an acquisition of a “relevant interest” in issued voting shares if the acquisition will lead to that person’s or someone else’s voting power in Parnell increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, subject to a range of exceptions.

Generally, a person will have a relevant interest in securities if the person:

•	is the holder of the securities;
•	has power to exercise, or control the exercise of, a right to vote attached to the securities; or
•	has the power to dispose of, or control the exercise of a power to dispose of, the securities (including any indirect or direct power or control).

If, at a particular time, a person has a relevant interest in issued securities and the person:

•	has entered or enters into an agreement with another person with respect to the securities;
•	has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities; or
•	has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities, and the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised, the other person is taken to already have a relevant interest in the securities.

There are a number of exceptions to the above prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:

•	when the acquisition results from the acceptance of an offer under a formal takeover bid;
•	when the acquisition is conducted on market by or on behalf of the bidder under a takeover bid and the acquisition occurs during the bid period;
•	when shareholders of Parnell approve the takeover by resolution passed at general meeting;
•	an acquisition by a person if, throughout the six months before the acquisition, that person or any other person has had voting power in Parnell of at least 19% and, as a result of the acquisition, none of the relevant persons would have voting power in Parnell more than three percentage points higher than they had six months before the acquisition;
•	as a result of a rights issue;
•	as a result of dividend reinvestment schemes;
•	as a result of underwriting arrangements;
•	through operation of law;

•	an acquisition that arises through the acquisition of a relevant interest in another listed company;
•	arising from an auction of forfeited shares; or
•	arising through a compromise, arrangement, liquidation or buy-back.

Breaches of the takeovers provisions of the Corporations Act are criminal offenses. ASIC and the Australian Takeover Panel have a wide range of powers relating to breaches of takeover provisions, including the ability to make orders cancelling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities. There are certain defences to breaches of the takeover provisions provided in the Corporations Act.

Drag Along

Under our Constitution, if any shareholder or shareholders holding in aggregate 75% or more of the issued ordinary shares wish to transfer such shares in a transaction or series of related transactions to a third party which requires 100% of the shares as a condition to the transactions, such selling shareholders may require all remaining shareholders to offer the ordinary shares held by them to the proposed buyer.

We entered into a shareholders agreement with certain shareholders on March 24, 2011. This shareholders agreement sets forth certain corporate governance matters as well as conditions and restrictions relating to share transfers, including the right of first refusal and drag-along rights of the existing shareholders. This shareholders agreement will automatically terminate upon the closing of this offering, except for certain provisions regarding directors insurance, non-competition and confidentiality, which will survive the termination.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our ordinary shares in the public market in the U.S., including ordinary shares issued upon exercise of outstanding options or warrants, or the possibility of such sales, could negatively affect the market price in the U.S. of our ordinary shares and our ability to raise equity capital in the future.

Upon the completion of this offering (and after giving effect to the ten-for-one stock split and conversion of our status to a public company limited by shares that will become effective when the Australian Securities and Investments Commission alters the details or our corporate entity), we will have outstanding ordinary shares, assuming no exercise of the underwriters’ option to purchase additional ordinary shares.

All of the ordinary shares sold in the offering will be freely transferable in the U.S. by persons other than our “affiliates”, as that term is defined in Rule 144 under the Securities Act of 1933. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

Ordinary shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

Upon the closing of this offering, we will have outstanding an aggregate of        ordinary shares, assuming no exercise of the underwriters’ option to purchase additional shares. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below.

The remaining 7,607,015 ordinary shares will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act such as Rule 144, which is summarized below.

Subject to the lock-up agreements described below and the provisions of Rule 144 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Date of Prospectus	337,500	Shares sold in this offering
90 Days	500,494	Shares saleable under Rule 144 that are not subject to a lock-up
180 Days	6,769,021	Lock-up released; shares saleable under Rule 144

Lock-up Agreements

For a description of the lock-up arrangements that we, our directors and executive officers and our stockholders have entered into in connection with this offering, see “Underwriting.”

Rule 144

In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned “restricted securities” within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned “restricted securities” for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares. Upon completion of this offering we will have outstanding ordinary shares which are restricted securities.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•	1.0% of the number of our ordinary shares then outstanding; or
•	the average weekly reported trading volume of our ordinary shares on The NASDAQ Global Market during the four calendar weeks preceding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.

Sales under Rule 144 of the Securities Act by persons who are deemed to be our affiliates are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following is a summary of material U.S. federal and Australian income tax considerations to U.S. holders, as defined below, of the acquisition, ownership and disposition of ordinary shares. This discussion is based on the laws in force as at the date of this registration statement, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the U.S. and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ordinary shares in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.

This summary does not describe U.S. federal estate and gift tax considerations, or any state and local tax considerations within the U.S., and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to acquire or dispose of ordinary shares. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than or in addition to the U.S. and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

U.S. Federal Income Tax Considerations

The following discussion is limited to the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of ordinary shares by U.S. holders (as defined below). This discussion applies to U.S. holders that purchase ordinary shares pursuant to the offering and hold such ordinary shares as capital assets for U.S. federal income tax purposes. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of ordinary shares or that such a position would not be sustained. This discussion does not address all of the tax consequences that may be relevant to specific U.S. holders in light of their particular circumstances or to U.S. holders subject to special tax rules, such as banks, insurance companies, individual retirement and other tax-deferred accounts, regulated investment companies, individuals who are former U.S. citizens or former long-term U.S. residents, dealers in securities or currencies, tax-exempt entities, persons subject to the alternative minimum tax, persons that hold ordinary shares as a position in a straddle or as part of a hedging, constructive sale or conversion transaction for U.S. federal income tax purposes, persons that have a functional currency other than the U.S. dollar, investors in pass-through entities, or persons that own (directly, indirectly or constructively) 10% or more of our equity.

For purposes of this description, a “U.S. holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;
•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust (i) the administration of which is subject to the primary supervision of a court in the U.S. and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person.

A “non-U.S. holder” is a beneficial owner of ordinary shares that is not a U.S. holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that will hold ordinary shares should consult their tax advisors.

You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of acquiring, owning and disposing of ordinary shares in light of your particular circumstances, including the possible effects of changes in U.S. federal and other tax laws.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. holder that receives a distribution with respect to ordinary shares generally will be required to include the U.S. dollar value of the gross amount of such distribution (before reduction for any Australian withholding taxes) in gross income as a dividend when actually or constructively received to the extent of the U.S. holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. holder is not a dividend because it exceeds the U.S. holder’s pro rata share of our current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. holder’s ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. holder’s ordinary shares, the remainder will be taxed as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be reported as dividend income for U.S. information reporting purposes. See “Backup Withholding Tax and Information Reporting” below. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporate shareholders.

The U.S. dollar value of any distribution on ordinary shares paid in Australian dollars, including any Australian withholding taxes, should be calculated by reference to the exchange rate in effect on the date of actual or constructive receipt of such distribution, regardless of whether the Australian dollars are converted into U.S. dollars at that time. If Australian dollars are converted into U.S. dollars on the date of actual or constructive receipt of the distribution, the tax basis of the U.S. holder in those Australian dollars will be equal to their U.S. dollar value on that date and, as a result, a U.S. holder generally should not be required to recognize any foreign exchange gain or loss. If Australian dollars so received are not converted into U.S. dollars on the date of actual or constructive receipt, the U.S. holder will have a basis in the Australian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Australian dollars generally will be treated as ordinary income or loss to such U.S. holder and generally such gain or loss will be income or loss from sources within the U.S. for U.S. foreign tax credit limitation purposes.

Subject to the passive foreign investment company rules, certain distributions treated as dividends that are received by non-corporate U.S. holders from a “qualified foreign corporation” generally qualify for a 20% reduced maximum tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is treated as a passive foreign investment company for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which the Secretary of Treasury of the U.S. determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the U.S. We expect to be considered a qualified foreign corporation with respect to our ordinary shares because we believe we are eligible for the benefits under the Double Taxation Convention between Australia and the U.S. and because our ordinary shares will be listed on the NASDAQ. Accordingly, dividends we pay generally should be eligible for the reduced income tax rate. However, the determination of whether a dividend qualifies for the preferential tax rates must be made at the time the dividend is paid. U.S. holders should consult their own tax advisors.

The additional 3.8% “net investment income tax” (described below) may apply to dividends received by certain U.S. holders who meet certain modified adjusted gross income thresholds.

Dividends received by a U.S. holder with respect to ordinary shares will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends will be categorized as “passive” or “general” income depending on a U.S. holder’s circumstance.

Subject to certain complex limitations, a U.S. holder generally will be entitled, at its option, to claim either a credit against its U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Australian taxes withheld by us. If a U.S. holder elects to claim a deduction, rather than a foreign tax credit, for Australian taxes withheld by us for a particular taxable year, the election will apply to all foreign taxes paid or accrued by or on behalf of the U.S. holder in the particular taxable year.

The availability of the foreign tax credit and the application of the limitations on its availability are fact specific. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “Australian Tax Considerations — Taxation of Dividends.”

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the passive foreign investment company rules, discussed below, a U.S. holder generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of ordinary shares equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. This gain or loss recognized on a sale, exchange or other disposition of ordinary shares generally will be long-term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year. Generally, for U.S. holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the U.S. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes. You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ordinary shares. See “Australian Tax Considerations — Tax on Sales or other Dispositions of Shares.”

Passive Foreign Investment Company Considerations

The Code provides special, generally adverse, rules regarding certain distributions received by U.S. holders with respect to, and sales, exchanges and other dispositions, including pledges, of shares of stock of, a passive foreign investment company, or PFIC. A foreign corporation will be treated as a PFIC for any taxable year if at least 75% of its gross income for the taxable year is passive income or at least 50% of its gross assets during the taxable year, based on a quarterly average and generally by value, produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from assets that produce passive income. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

The determination of whether or not we are a PFIC is a factual determination that must be determined annually at the close of each taxable year. Based on our business results for the last fiscal year and composition of our assets, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended June 30, 2013. Similarly, based on our business projections and the anticipated composition of our assets for the current and future years, we do not expect that we will be a PFIC for the taxable year ended June 30, 2014. Even if we determine that we are not a PFIC after the close of our taxable year ended June 30, 2014, there can be no assurance that the IRS will agree with our conclusion. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become a PFIC. Our U.S. counsel expresses no opinion with respect to our PFIC status in any prior taxable year or the current taxable year ended June 30, 2014 and also expresses no opinion with respect to our predictions regarding our PFIC status in the future.

If we are a PFIC for any taxable year during which a U.S. holder holds ordinary shares, any “excess distribution” that the holder receives and any gain realized from a sale or other disposition (including a pledge)

of such ordinary shares will be subject to special tax rules, unless the holder makes a mark-to-market election or qualified electing fund election as discussed below. Any distribution in a taxable year that is greater than 125% of the average annual distribution received by a U.S. holder during the shorter of the three preceding taxable years or such holder’s holding period for the ordinary shares will be treated as an excess distribution.

Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares;
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
•	the amount allocated to each other year will be subject to income tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) realized on the transfer of the ordinary shares cannot be treated as capital gains, even if the ordinary shares are held as capital assets. In addition, individual shareholders will be denied a “step up” in the tax basis of any shares in a PFIC at death.

If we are a PFIC for any taxable year during which any of our non-U.S. subsidiaries is also a PFIC, a U.S. holder of ordinary shares during such year would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary. You should consult your tax advisors regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.

If a U.S. holder owns ordinary shares during any year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder’s federal income tax return for that year. U.S. holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

A U.S. holder may avoid some of the adverse tax consequences of owning shares in a PFIC by making a “qualified electing fund” election. The availability of this election with respect to our ordinary shares requires that we provide information to shareholders making the election. We do not intend to provide you with the information you would need to make or maintain a qualified electing fund election and you will, therefore, not be able to make such an election with respect to your ordinary shares.

Alternatively, a U.S. holder owning marketable stock in a PFIC may make a mark-to-market election to elect out of the tax treatment discussed above. If a valid mark-to-market election for the ordinary shares is made, the electing U.S. holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the holder’s taxable year over the adjusted basis in such ordinary shares. The U.S. holder is allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the holder’s taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S. holder’s income for prior taxable years. Amounts included in the U.S. holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. The tax basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. A mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on an applicable exchange or the IRS consents to the revocation of the election.

The mark-to-market election is available only for stock which is regularly traded on (i) a national securities exchange that is registered with the U.S. Securities and Exchange Commission, (ii) NASDAQ, or (iii) an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. We expect that the ordinary shares will be listed on the NASDAQ and, consequently, we expect that, assuming the ordinary shares are so listed and are regularly traded, the mark-to-market election would be available to you were we to be or become a PFIC.

U.S. holders are urged to contact their own tax advisors regarding the determination of whether we are a PFIC and the tax consequences of such status.

Medicare Tax

With respect to taxable years beginning on or after January 1, 2013, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare surtax, or “net investment income tax,” on unearned income. For individuals, the additional net investment income tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes, among other things, passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. holders are urged to consult their own tax advisors regarding the implications of the additional net investment income tax resulting from their ownership and disposition of ordinary shares.

Foreign Asset Reporting

Certain U.S. holders who are individuals are required to report information relating to an interest in our common stock, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our common stock.

Backup Withholding Tax and Information Reporting Requirements

U.S. holders that are “exempt recipients” (such as corporations) generally will not be subject to U.S. backup withholding tax and related information reporting requirements on payments of dividends on, and the proceeds from the disposition of, ordinary shares unless, when required, they fail to demonstrate their exempt status. Other U.S. holders (including individuals) generally will be subject to U.S. backup withholding tax at the applicable statutory rate, currently 28%, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares if they fail to furnish their correct taxpayer identification number or otherwise fail to comply with applicable backup withholding requirements. Information reporting requirements generally will apply to payments of dividends on, and the proceeds from the disposition of, ordinary shares to a U.S. holder that is not an exempt recipient. U.S. holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability. A U.S. holder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

U.S. holders are urged to contact their own tax advisors as to their qualification for an exemption from backup withholding tax and the procedure for obtaining this exemption.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ordinary shares. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

Australian Tax Considerations

In this section, we discuss the material Australian income tax, stamp duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ordinary shares. This discussion represents the opinion of Atanaskovic Hartnell, our Australian counsel. It is based upon existing Australian tax law as of the date of this registration statement, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, share traders holding shares as trading stock). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty and goods and services tax. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of the shares. This summary is based upon the premise that the holder is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be `franked’ to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Unfranked dividends payable to non-Australian resident shareholders that are not operating from an Australian permanent establishment (Foreign Shareholders) will be subject to dividend withholding tax, to the extent the dividends are Australian sourced. Unfranked dividends which are foreign sourced and declared to be conduit foreign income, or CFI, should not be subject to dividend withholding tax. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement, or DTA, and qualifies for the benefits of the treaty. Under the provisions of the current DTA, between Australia and the U.S., the Australian tax withheld on unfranked dividends that are not CFI paid by us to which a resident of the U.S. is beneficially entitled is limited to 15%.

If a company that is a non-Australian resident shareholder owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the U.S. is beneficially entitled is limited to 5%. In limited circumstances the rate of withholding can be reduced to zero.

Tax on Sales or other Dispositions of Shares — Shareholders Holding Shares on Capital Account

Foreign Shareholders who hold shares on capital account will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last two years prior to disposal.

Foreign Shareholder who, together with associates, owns a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our direct or indirect assets determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. The DTA between the U.S. and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate. We note that a bill was passed by both houses of the Australian Parliament in June 2013 to remove the 50% discount for foreign resident individuals on gains accrued after May 8, 2012. Companies are not entitled to a discount on capital gains tax. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares — Shareholders Holding Shares on Revenue Account

Some Foreign shareholders may hold shares on revenue rather than on capital account, for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian resident shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% (with respect to the income year from

July 1, 2013 to June 30, 2014. Some relief from Australian income tax may be available to such non-Australian resident shareholders under the DTA between the U.S. and Australia.

To the extent an amount would be included in a non-Australian resident shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a shareholder were a resident of both Australia and the U.S., under those countries’ domestic taxation laws, the shareholder’s residency status for tax purposes will be determined by the provisions of the DTA between the U.S. and Australia. Tax consequences follow from the determination of residency status of the shareholder. Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

No stamp duty is payable by Australian residents or foreign residents on the issue and trading of shares that are quoted on NASDAQ at all relevant times and the shares do not represent 90% or more of all issued shares in the Company.

Australian Death Duty

Australia does not have estate or death duties. As a general rate, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax (as discussed above).

Goods and Services Tax, or GST

The issue or transfer of shares to a non-Australian resident investor will not incur Australian GST. Foreign shareholders may not be entitled to input tax credits for GST included in the price of services, if any, associated with the purchase of shares.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated            , 2014 between us, the selling shareholders, Jefferies LLC and Piper Jaffray & Co. as the representatives of the underwriters named below and as the joint book-running managers of this offering, we and the selling shareholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling shareholders, the respective number of ordinary shares shown opposite its name below:

Underwriter	Number of Ordinary Shares
Jefferies LLC
Piper Jaffray & Co.
JMP Securities LLC
Ladenburg Thalmann & Co. Inc.
Geller Biopharm, a healthcare investment banking division of Financial West Group.
Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the ordinary shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling shareholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the ordinary shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the ordinary shares, that you will be able to sell any of the ordinary shares held by you at a particular time or that the prices that you receive when you sell will be favorable. The underwriters are offering the ordinary shares subject to their acceptance of the ordinary shares from us and the selling shareholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Expenses

The underwriters have advised us that they propose to offer the ordinary shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $    per share of ordinary shares. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $    per ordinary shares to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we and the selling shareholders are to pay the underwriters and the proceeds, before expenses, to us and the selling shareholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares.

	Per Share		Total
	Without Option to Purchase Additional Ordinary Shares	With Option to Purchase Additional Ordinary Shares	Without Option to Purchase Additional Ordinary Shares	With Option to Purchase Additional Ordinary Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us
Proceeds to us, before expenses
Underwriting discounts and commissions paid by the selling shareholders
Proceeds to the selling shareholders, before expenses

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $    . We estimate expenses payable by the selling shareholders in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $    . We have also agreed to reimburse the underwriters for their FINRA counsel fee which we estimate will be approximately $    . In accordance with FINRA Rule 5110, the reimbursed fee is deemed underwriting compensation for this offering.

Determination of Offering Price

Prior to this offering, there has not been a public market for our ordinary shares. Consequently, the initial public offering price for our ordinary shares will be determined by negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. We offer no assurances that the initial public offering price will correspond to the price at which the ordinary shares will trade in the public market subsequent to the offering or that an active trading market for the ordinary shares will develop and continue after the offering.

Listing

We intend to list our ordinary shares on The NASDAQ Global Market under the trading symbol “PARN.”

Stamp Taxes

If you purchase the ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Ordinary Shares

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of      ordinary shares from us and 52,941 ordinary shares from the selling stockholders at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional ordinary shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more ordinary shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or
•	otherwise dispose of any ordinary shares, options or warrants to acquire ordinary shares, or securities exchangeable or exercisable for or convertible into ordinary shares currently or hereafter owned either of record or beneficially, or
•	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC.

This restriction terminates after the close of trading of the ordinary shares on and including the 180th day after the date of this prospectus.

Jefferies LLC may, in its sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of ordinary shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the ordinary shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the option to purchase additional ordinary shares.

“Naked” short sales are sales in excess of the option to purchase additional ordinary shares. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of ordinary shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the ordinary shares . A syndicate covering transaction is the bid for or the purchase of ordinary shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares . As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ordinary shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, the selling shareholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares . The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our ordinary shares on The NASDAQ Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of ordinary shares in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ordinary shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to        shares of common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing shares in the offering. The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. For those participants who have entered into lock-up agreements as contemplated above, the lock-up agreements contemplated therein shall govern with respect to their purchases of shares of common stock in the program. Jefferies LLC in its sole discretion may release any of the securities subject to these lock-up agreements at any time. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ordinary shares offered hereby. Any such short positions could adversely affect future trading prices of the ordinary shares offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

NOTICE TO INVESTORS

Australia

No placement document, prospectus, product disclosure document has been lodged with the Australian Securities & Investments Commission, in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Cth) (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ordinary shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of Section 708(8) of the Corporations Act), “professional investors” (within the meaning of Section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under Section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, an, if necessary, seek expert advice on those matters.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each referred to herein as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to herein as the Relevant Implementation Date, no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;
•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore.

Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offer Shares under Section 275 of the SFA except:

•	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;
•	where no consideration is given for the transfer; or
•	where the transfer is by operation of law.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

EXPENSES OF THE OFFERING

We estimate that the expenses payable by us in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Amount
($)
Expenses:
SEC registration fee	9,500
FINRA filing fee	11,600
NASDAQ listing fee	25,000
Printing and engraving expenses	80,000
Legal fees and expenses	800,000
Accounting fees and expenses	525,000
Road show expenses	50,000
Miscellaneous costs	15,400
Total	1,494,000

EXPERTS

The consolidated financial statements as of June 30, 2013 and 2012 and for each of the two years in the period ended June 30, 2013, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the ordinary shares and certain other matters under Australian law will be passed upon for us by Atanaskovic Hartnell, our Australian counsel. King & Wood Mallesons is counsel for the underwriters with respect to Australian law.

Certain matters under U.S. federal and New York law will be passed upon for us by DLA Piper LLP (US), our U.S. counsel. Covington & Burling LLP, New York, New York, is counsel for the underwriters in connection with this offering.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a public company incorporated under the laws of Australia. A majority of our directors and executive officers are non-residents of the U.S., and all or substantially all of the assets of such persons are located outside the U.S. As a result, it may not be possible for you to:

•	effect service of process within the U.S. upon our non-U.S. resident directors and executive officers or on us;
•	enforce in U.S. courts judgments obtained against our non-U.S. resident directors and executive officers or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;
•	enforce in U.S. courts judgments obtained against any of our non-U.S. resident directors and executive officers or us in courts of jurisdictions outside the U.S. in any action, including actions under the civil liability provisions of U.S. securities laws; or
•	to bring an original action in an Australian court to enforce liabilities against any of our non-U.S. resident directors and executive officers or us based solely upon U.S. securities laws.

You may also have difficulties enforcing in courts outside the U.S. judgments obtained in the U.S. courts against any of our non-U.S. resident directors and executive officers or us, including actions under the civil liability provisions of the U.S. securities laws.

With that noted, there are no treaties between Australia and the U.S. that would affect the recognition or enforcement of foreign judgments in Australia. We also note that investors may be able to bring an original action in an Australian court against us to enforce liabilities based in part upon U.S. federal securities laws.

We have appointed Parnell, Inc., a wholly-owned U.S. subsidiary of Parnell Pharmaceuticals Holdings Ltd, as our agent to receive service of process with respect to any action brought against us in the U.S. under the federal securities laws of the U.S. or any action brought against us under state laws.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act covering the ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, summarizes material provisions of contracts and other documents that we refer to in the prospectus. Since this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ordinary shares.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. However, we are allowed four months to file our annual report with the SEC instead of approximately three, and we are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount, and at the same time, as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.

You may review and copy the registration statement, reports and other information we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC.

For further information on the Public Reference Room, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, are also available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this prospectus.

Parnell Pharmaceuticals Holdings Pty Ltd

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Parnell Pharmaceuticals Holdings Pty Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Parnell Pharmaceuticals Holdings Pty Limited and its subsidiaries at 30 June 2013 and 30 June 2012, and the results of their operations and their cash flows for each of the two years in the period ended 30 June 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Sydney, Australia
March 26, 2014, except for the impact of the ten-for-one consolidation of shares which will have the effect of a reverse share split described in Note 29, as to which the date is May 1, 2014.

Parnell Pharmaceuticals Holdings Pty Limited

Consolidated statements of comprehensive income/(loss)

		Year Ended June 30,
	Note	2013 AUD$	2012 AUD$
Revenue from ordinary activities	2	9,538,161	6,291,218
Other income	2	2,203,355	6,319,160
Cost of sales		(5,641,732)	(4,322,160)
Selling and marketing expenses		(3,341,341)	(2,069,602)
Regulatory expenses		(138,915)	(246,979)
Administration expenses		(1,903,573)	(2,537,107)
Net foreign exchange losses on borrowings		(2,027,404)	(774,377)
Finance costs		(2,839,595)	(1,990,296)
(Loss)/income before income tax		(4,151,044)	669,857
Income tax benefit/(expense)	4	672,989	(602,513)
(Loss)/income for the year		(3,478,055)	67,344
Other comprehensive (loss)/income, net of income tax
Items that will be reclassified subsequently to profit or loss
Foreign currency translation		(32,084)	125,510
Other comprehensive (loss)/income for the year, net of tax		(32,084)	125,510
Total comprehensive (loss)/income for the year		(3,510,139)	192,854
Earnings per share:		Cents	Cents
Basic and diluted	15a	(46)	1

The accompanying notes form part of these financial statements.

Parnell Pharmaceuticals Holdings Pty Limited

Consolidated balance sheets

		June 30,
	Note	2013 AUD$	2012 AUD$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6	859,708	78,294
Trade and other receivables	7	4,705,693	2,928,408
Inventories	8	1,907,145	1,250,759
Prepayments		104,328	153,957
TOTAL CURRENT ASSETS		7,576,874	4,411,418
NON-CURRENT ASSETS
Trade and other receivables	7	14,466	—
Property, plant and equipment	9	11,999,356	12,489,318
Deferred tax assets	20	2,595,918	1,475,111
Intangible assets	10	9,376,256	8,305,550
TOTAL NON-CURRENT ASSETS		23,985,996	22,269,979
TOTAL ASSETS		31,562,870	26,681,397
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	11	2,303,004	2,674,371
Borrowings	12	16,532,717	204,042
Provision for employee benefits	14	245,957	212,251
Derivatives	13	2,317,123	—
TOTAL CURRENT LIABILITIES		21,398,801	3,090,664
NON-CURRENT LIABILITIES
Trade and other payables	11	1,797,000	1,962,516
Borrowings	12	3,667,511	11,739,417
Deferred tax liabilities	20	1,358,930	917,533
Provision for employee benefits	14	92,597	76,542
Derivatives	13	860,000	2,316,006
TOTAL NON-CURRENT LIABILITIES		7,776,038	17,012,014
TOTAL LIABILITIES		29,174,839	20,102,678
NET ASSETS		2,388,031	6,578,719
EQUITY
Ordinary shares	15	3,104,415	3,104,964
Reserves	16	366,725	398,809
(Accumulated losses)/retained earnings	17	(1,083,109)	3,074,946
TOTAL EQUITY		2,388,031	6,578,719

The accompanying notes form part of these financial statements.

Parnell Pharmaceuticals Holdings Pty Limited

Consolidated statements of changes in equity

2013
	Ordinary Shares AUD$	(Accumulated Losses)/ Retained Earnings AUD$	Foreign Currency Translation Reserve AUD$	Total AUD$
Balance at 1 July 2012	3,104,964	3,074,946	398,809	6,578,719
Loss for the year	—	(3,478,055)	—	(3,478,055)
Other comprehensive loss for the year	—	—	(32,084)	(32,084)
Dividends provided for or paid	—	(680,000)	—	(680,000)
Shares repurchased	(549)	—	—	(549)
Balance at 30 June 2013	3,104,415	(1,083,109)	366,725	2,388,031

2012
	Ordinary Shares AUD$	(Accumulated losses)/ Retained Earnings AUD$	Foreign Currency Translation Reserve AUD$	Total AUD$
Balance at 1 July 2011	3,104,422	3,687,602	273,299	7,065,323
Profit for the year	—	67,344	—	67,344
Other comprehensive income for the year	—	—	125,510	125,510
Dividends provided for or paid	—	(680,000)	—	(680,000)
Shares issued	542	—	—	542
Balance at 30 June 2012	3,104,964	3,074,946	398,809	6,578,719

The accompanying notes form part of these financial statements.

Parnell Pharmaceuticals Holdings Pty Limited

Consolidated statements of cash flows

		Year Ended June 30,
	Note	2013 AUD$	2012 AUD$
CASH FLOWS FROM OPERATING ACTIVITIES:
Receipts from customers		9,063,753	12,296,375
Receipts from government grants		1,183,559	—
Payments to suppliers and employees		(11,157,645)	(7,928,628)
Interest received		6,544	26,816
Finance costs		(1,781,536)	(832,157)
Income taxes paid		(295,831)	—
Net cash provided by/(used in) operating activities	28	(2,981,156)	3,562,406
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of plant and equipment		19,948	—
Payment for intangible asset		(2,600,935)	(3,052,944)
Receipts from tax incentives		524,517	—
Purchase of property, plant and equipment		(357,759)	(2,161,340)
Net cash used by investing activities		(2,414,229)	(5,214,284)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of shares		—	542
Proceeds from the issue of 2013 Parnell Bonds		4,150,000	—
Redemption of 2011 Convertible Bonds		(268,498)	—
Proceeds from bank loans		3,157,078	7,407,123
Repayment of bank loans		—	(5,267,700)
Share buy-back payment		(549)	—
Payment of lease liabilities		(184,695)	(141,279)
Dividends paid by parent entity		(680,000)	(680,000)
Repayment of loans to related parties		—	(312,672)
Net cash used by financing activities		6,173,336	1,006,014
Net increase/(decrease) in cash and cash equivalents held		777,951	(645,864)
Cash and cash equivalents at beginning of year		78,294	722,985
Effects of exchange rate changes on cash		3,463	1,173
Cash and cash equivalents at end of financial year	6	859,708	78,294

The accompanying notes form part of these financial statements.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

This financial report covers the consolidated financial statements and notes of Parnell Pharmaceuticals Holdings Pty Ltd and Controlled Entities (the ‘Group’). Parnell Pharmaceuticals Holdings Pty Ltd is a for-profit Group domiciled in Australia.

Each of the entities within the Group prepare their financial statements based on the currency of the primary economic environment in which the entity operates (functional currency). The consolidated financial statements are presented in Australian dollars which is the parent entity’s functional and presentation currency.

The principal activities of the Group during the financial year were:

•	the manufacture for global sale of animal pharmaceutical product; and
•	the research and development of pharmaceutical products for global animal health markets.

On April 28, 2014, the shareholders and the directors of the Group approved a ten for one consolidation of shares, which had the effect of a reverse share split that will become effective on when the Australian Securities and Investments Commission (ASIC) alters the registration details of the parent entity. All share, per share and related information presented in these consolidated financial statements and accompanying footnotes has been retroactively adjusted, where applicable, to reflect the impact of the reverse share split.

The consolidated financial statements were authorised for issue by the directors on March 26, 2014. The accompanying restated consolidated financial statements were prepared by management on May 1, 2014, solely to give retroactive effect to the ten-for-one consolidation of ordinary shares, which will have the effect of a reverse share split, and not to reflect any other subsequent events since March 26, 2014 (see Note 29).

1   Summary of Significant Accounting Policies

(a)	Basis of Preparation

The financial statements are general purpose financial statements that have been prepared in accordance with Australian Accounting Standards, Australian Accounting Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

These financial statements and notes comply with International Financial Reporting Standards as issued by the International Accounting Standards Board. AASB 1 (IFRS 1) First Time Adoption of Australian Accounting Standards applies to these financial statements as this is the first year full general purpose financial statements are prepared. There has been no impact on the application of accounting policies from recognition and measurement viewpoint as the Group complied with Australian Accounting Standard (IFRS) recognition and measurement principles in prior years. The application of such accounting policies on the adoption of AASB 1 (IFRS 1) did not have an recognition and measurement impact for the Group’s consolidated balance sheet as at 1 July 2011 and as a result a consolidated balance sheet as at that date has not been included.

The significant accounting policies used in the preparation and presentation of these financial statements are provided below and are consistent with prior reporting periods unless otherwise stated.

The financial statements are based on historical costs, except for the measurement at fair value of selected financial assets and financial liabilities.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

1   Summary of Significant Accounting Policies  – (continued)

(b)	Liquidity considerations

At June 30, 2013, the Group had current liabilities exceeding current assets of AUD$13,821,927 and has experienced a loss from continuing operations of AUD$3,478,055 and operating cash outflows of AUD$2,981,156 for the year then ended. These results were largely driven by the Group’s continued investment in operating the newly commissioned and FDA-inspected manufacturing facility and launching the sale of the Group’s reproductive hormone products in the U.S. The FDA approval to manufacture, distribute and market these products in the U.S. was received in January 2013.

Subsequent to year end, the Group refinanced the Partners for Growth facility (USD$10,000,000) and the 2011 Convertible Bonds (USD$3,957,895) with a new USD$25,000,000 facility from SWK Holdings LLC (“SWK”). The remaining 2,042,105 Convertible Bonds were converted into equity of the Company. In addition, USD$2,000,000 was paid to Partners for Growth to terminate a warrant attached to their facility. The new facility with SWK is a seven year revenue sharing facility which, following the payment of fees and associated costs, generated approximately USD$7,900,000 of additional funds immediately available to the Group for working and growth capital purposes and returned the Group to a position where current assets exceed current liabilities. The SWK facility contains a number of covenants, including a financial covenant requiring the Group to retain a current asset ratio of greater than 1.25 and also that the Group maintains a certain level of revenues for a prior 12 month period, measured at the end of each quarter. The Group has not and is not forecasting to breach any of the covenants attached to the SWK facility for the next 12 months.

The Group continues to increase sales for its reproductive hormone products in the U.S. with the related losses diminishing as the business becomes more established.

Management believes the Company's funds are sufficient for its operations for at least the next 12 months.

(c)	Critical accounting estimates and judgments

Key estimates

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are:

Fair value of warrants

The Group has recognised warrants that were issued by the Company in relation to the loan facility from Partners for Growth III, L.P. and 2013 Parnell Bonds. At June 30, 2013, the Group had recorded liabilities totalling AUD$2,952,954 (2012: AUD$1,786,214), which it estimates to be the fair value of the warrants which will be settled with the third parties.

Estimated impairment of long life assets

The Group tests annually whether Property, Plant & Equipment and Intangible Assets have suffered any impairment, in accordance with the accounting policy stated in note 1(n). The recoverable amounts of these assets have been determined based on value-in-use calculations. These calculations require the use of assumptions.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

1   Summary of Significant Accounting Policies  – (continued)

Income taxes

The Group has recognized deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilised. However, utilization of the tax losses also depends on the ability of the entity, to satisfy certain tests at the time the losses are recouped.

Key judgements

The key judgement relating to the Group is the recognition criteria for the capitalization of intangible assets which accounting treatment of these assets has been documented in Note 1(o).

(d)	Principles of Consolidation

The consolidated financial statements include the financial position and performance of controlled entities from the date on which control is obtained until the date that control is lost.

Intragroup assets, liabilities, equity, income, expenses and cashflows relating to transactions between entities in the consolidated entity have been eliminated in full for the purpose of these financial statements.

Appropriate adjustments have been made to a controlled entity’s financial position, performance and cash flows where the accounting policies used by that entity were different from those adopted by the consolidated entity. All controlled entities have a June financial year end.

A list of controlled entities is contained in Note 24 to the financial statements.

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the parent has control. Control is established when the parent is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the relevant activities of the entity.

(e)	Business combinations

Business combinations are accounted for by applying the acquisition method which requires an acquiring entity to be identified in all cases. The acquisition date under this method is the date that the acquiring entity obtains control over the acquired entity.

The fair value of identifiable assets and liabilities acquired are recognized in the consolidated financial statements at the acquisition date.

Goodwill or a gain on bargain purchase may arise on the acquisition date, this is calculated by comparing the consideration transferred and the amount of non-controlling interest in the acquiree with the fair value of the net identifiable assets acquired. Where consideration is greater than the assets, the excess is recorded as goodwill. Where the net assets acquired are greater than the consideration, the measurement basis of the net assets are reassessed and then a gain from bargain purchase recognised in profit or loss.

All acquisition-related costs are recognized as expenses in the periods in which the costs are incurred except for costs to issue debt or equity securities.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

1   Summary of Significant Accounting Policies  – (continued)

Any contingent consideration which forms part of the combination is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity then it is not remeasured and the settlement is accounted for within equity. Otherwise subsequent changes in the value of the contingent consideration liability are measured through profit or loss.

(f)	Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The executive directors are the chief operating decision makers responsible for allocating resources and assessing performance of the operating segments.

(g)	Income Tax

The tax expense recognized in the consolidated statements of comprehensive income/(loss) relates to current income tax expense plus deferred tax expense (being the movement in deferred tax assets and liabilities and unused tax losses during the year).

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for the year and is measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is provided on temporary differences which are determined by comparing the carrying amounts of tax bases of assets and liabilities to the carrying amounts in the consolidated financial statements.

Deferred tax is not provided for the following:

•	The initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).
•	Taxable temporary differences arising on the initial recognition of goodwill.
•	Temporary differences related to investment in subsidiaries, associates and jointly controlled entities to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized for all deductible temporary differences and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and losses can be utilised.

Current tax assets and liabilities are offset where there is a legally enforceable right to set off the recognized amounts and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are offset where there is a legal right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

1   Summary of Significant Accounting Policies  – (continued)

taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Current and deferred tax is recognized as income or an expense and included in profit or loss for the period except where the tax arises from a transaction which is recognized in other comprehensive income or equity, in which case the tax is recognized in other comprehensive income or equity respectively.

The Group and its wholly-owned Australian controlled entities have formed a tax-consolidated group under the legislation and as a consequence these entities are taxed as a single entity.

(h)	Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that are transferred to entities in the Group, are classified as finance leases.

Finance leases are capitalized by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all of the risks and benefits remain with the lessor, are charged as expenses on a straight-line basis over the life of the lease term.

Lease incentives under operating leases are recognised as a liability and amortized on a straight-line basis over the life of the lease term.

(i)	Revenue and other income

Revenue is recognized when the amount of the revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the entity and specific criteria relating to the type of revenue as noted below, has been satisfied.

Revenue is measured at the fair value of the consideration received or receivable and is presented net of returns, discounts and rebates.

Sale of goods

Revenue is recognized on local sales on delivery of goods to the customer as this is deemed to be the point in time when risks and rewards are transferred and there is no longer any ownership or effective control over the goods. Revenue is recognized on international sales when the goods are available for collection by the customer and a firm purchase committment is received. This is the point in time when risks and rewards are transferred, and there is no longer any ownership or effective control over the goods.

Grant revenue

Government grants, including Australian Research and Development incentives, are recognized at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognized as income over the periods necessary to match the grant to the costs they are compensating.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

1   Summary of Significant Accounting Policies  – (continued)

Interest revenue

Interest is recognized using the effective interest method.

Divestment of product income

Divestment of product income is recognized at the point in when the marketing authorization and the rights to sell the divested product was transferred to the acquirer for consideration received.

(j)	Goods and Services Tax (GST)

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), which is recoverable from the Australian Taxation Office (ATO).

Receivables and payable are stated inclusive of GST.

The net amount of GST recoverable from, or payable to, the ATO is included as part of receivables or payables in the consolidated balance sheets.

Cash flows in the consolidated statements of cash flows are included on a gross basis, which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(k)	Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost basis and are net of any rebates and discounts received.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the costs necessary to make the sale. Net realizable value is estimated using the most reliable evidence available at the reporting date and inventory is written down through an obsolescence provision if necessary.

(l)	Property, Plant and Equipment

Classes of property, plant and equipment are measured using the cost model as specified below.

Under the cost model the asset is carried at its cost less any accumulated depreciation and any impairment losses. Costs include purchase price, other directly attributable costs and the initial estimate of the costs of dismantling and restoring the asset, where applicable.

Depreciation

The depreciable amount of all property, plant and equipment is depreciated on a straight-line method from the date that management determine that the asset is available for use.

Assets held under a finance lease and leasehold improvements are depreciated over the shorter of the term of the lease and the assets useful life.

The depreciation rates used for each class of depreciable asset are shown below:

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

1   Summary of Significant Accounting Policies  – (continued)

Fixed asset class	Depreciation rate
Plant and Equipment	5% – 33%
Leased plant and equipment	20% – 30%
Motor Vehicles	33%
Office Equipment	10% – 50%

At the end of each annual reporting period, the depreciation method, useful life and residual value of each asset is reviewed. Any revisions are accounted for prospectively as a change in estimate.

Capital works in progress relates to the development of the manufacturing facility. This was transferred to plant and equipment on obtaining FDA approval for the facility in January 2013 (Note 9(b)).

(m)	Financial instruments

Derivative instruments

Derivative instruments, including warrants, are measured at fair value. Gains and losses arising from changes in fair value are taken to the consolidated statements of comprehensive income/(loss) unless they are designated as hedges.

Financial instruments are recognized initially using trade date accounting, i.e. on the date that the Group becomes party to the contractual provisions of the instrument.

On initial recognition, all financial instruments are measured at fair value plus transaction costs (except for instruments measured at fair value through profit or loss where transaction costs are expensed as incurred).

Financial Assets

Financial assets are divided into the following categories which are described in detail below:

•	loans and receivables; and
•	financial assets at fair value through profit or loss.

Financial assets are assigned to the different categories on initial recognition, depending on the characteristics of the instrument and its purpose. A financial instrument’s category is relevant to the way it is measured.

All income and expenses relating to financial assets are recognized in the consolidated statements of comprehensive income/(loss) in the ‘finance income’ or ‘finance costs’ line item respectively.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers but also incorporate other types of contractual monetary assets.

After initial recognition these are measured at amortized cost using the effective interest method, less provision for impairment. Any change in their value is recognised in profit or loss.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

1   Summary of Significant Accounting Policies  – (continued)

The Group’s trade and most other receivables fall into this category of financial instruments.

Discounting is omitted where the effect of discounting is considered immaterial.

Receivables are considered for impairment on an individual asset basis when they are past due at the reporting date or when objective evidence is received that a specific counterparty will default.

The amount of the impairment is the difference between the net carrying amount and the present value of the future expected cash flows associated with the impaired receivable.

For trade receivables, impairment provisions are recorded in a separate allowance account with the loss being recognized in profit or loss. When confirmation has been received that the amount is not collectable, the gross carrying value of the asset is written off against the associated impairment provision.

Subsequent recoveries of amounts previously written off are credited against other expenses in profit or loss.

In some circumstances, the Group renegotiates repayment terms with customers which may lead to changes in the timing of the payments, the Group does not necessarily consider the balance to be impaired, however assessment is made on a case-by-case basis.

Financial liabilities

Financial liabilities are recognized when the Group becomes a party to the contractual agreements of the instrument. All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in profit or loss are included in the income statement line items “finance costs” or “finance income”.

Financial liabilities are classified as either financial liabilities ‘at fair value through profit or loss’ or other financial liabilities at amortized cost depending on the purpose for which the liability was acquired. Although the Group uses derivative financial instruments in economic hedges of currency and interest rate risk, it does not hedge account for these transactions.

The Group’s financial liabilities include borrowings, trade and other payables (including finance lease liabilities), which are measured at amortized cost using the effective interest rate method.

All of the Group’s derivative financial instruments that are not designated as hedging instruments in accordance with the strict conditions explained in AASB 139 (IAS 39) are accounted for at fair value through profit or loss.

(n)	Impairment of non-financial assets

At the end of each reporting period, the Group determines whether there is an evidence of an impairment indicator for non-financial assets.

Where this indicator exists and regardless for goodwill, indefinite life intangible assets and intangible assets not yet available for use, the recoverable amount of the assets is estimated.

Where assets do not operate independently of other assets, the recoverable amount of the relevant cash-generating unit (CGU) is estimated.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

1   Summary of Significant Accounting Policies  – (continued)

The recoverable amount of an asset or CGU is the higher of the fair value less costs of disposal and the value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit.

Where the recoverable amount is less than the carrying amount, an impairment loss is recognized in the consolidated statement of comprehensive income immediately.

Reversal indicators are considered in subsequent periods for all assets which have suffered an impairment loss, except for goodwill.

(o)	Intangible Assets

Research and development

Research expenditure is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of enhancements or extensions of products) are recognised as intangible assets when:

-	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
-	the intention to complete the intangible asset and use or sell it;
-	the ability to use or sell the intangible asset;
-	how the intangible asset will generate probable future economic benefits;
-	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
-	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The Group considers the criteria met for recognizing an intangible asset, usually when a regulatory filing has been made in a major market and approval is considered probable.

The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognised as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its useful life, which is estimated at 10 years.

IT development and software

Costs incurred in developing products or systems and costs incurred in acquiring software and licenses that will contribute to future period financial benefits through revenue generation and/or cost reduction are capitalized to software and systems. Costs capitalized include external direct costs of materials and service and direct payroll and payroll related costs of employees’ time spent on the project. Amortisation is calculated on a straight-line basis over periods generally ranging from 3 to 5 years.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

1   Summary of Significant Accounting Policies  – (continued)

IT development costs include only those costs directly attributable to the development phase and are only recognized following completion of technical feasibility and where the group has an intention and ability to use the asset.

(p)	Cash and cash equivalents

Cash and cash equivalents comprises cash on hand, demand deposits and short-term investments which are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Bank overdrafts also form part of cash and cash equivalents for the purpose of the consolidated statements of cash flows and are presented within current liabilities on the consolidated balance sheets.

(q)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

(r)	Employee benefits

Provision is made for the Group’s liability for employee benefits arising from services rendered by employees to the end of the reporting period such as salaries, wages, annual leave and long service leave. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled.

Employee benefits for long service leave and annual leave which are expected to be settled more than 12 months after the period in which the services have been provided have been measured at the present value of the estimated future cash outflows to be made for those benefits. In determining the liability, consideration is given to employee wage increases and the probability that the employee may satisfy vesting requirements. Cashflows are discounted using market yields on national government bonds with terms to maturity that match the expected timing of cashflows. Changes in the measurement of the liability are recognised in profit or loss.

Employee benefits are presented as current liabilities in the consolidated balance sheets if the Group does not have an unconditional right to defer settlement of the liability for at least 12 months after the reporting date regardless of the classification of the liability for measurement purposes under AASB 119 (IAS 19).

(s)	Provisions

Provisions are recognized when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

Provisions are measured at the present value of management’s best estimate of the outflow required to settle the obligation at the end of the reporting period. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the unwinding of the discount is taken to finance costs in the consolidated statements of comprehensive income/(loss).

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

1   Summary of Significant Accounting Policies  – (continued)

Provisions for dividends

Provision is made for the amount of any dividend declared, being appropriately authorized and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.

(t)	Borrowings

Secured and unsecured loans have been obtained. Loans that are repayable within 12 months are presented as current liabilities.

The fair value of the liability portion of the convertible notes are determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortized cost basis until extinguished on conversion or maturity of the notes. The remainder of the proceeds is allocated to the conversion option/warrants. This is recognized separately as a derivative on the balance sheet.

(u)	Finance costs

Finance costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other finance costs are recognized in the consolidated statement of comprehensive income in the period in which they are incurred.

(v)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options which vest immediately are recognized as a deduction from equity, net of any tax effects.

(w)	Earnings per share
(i)	Basic earnings per share

Basic earnings per share is calculated by dividing:

-	the profit attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares
-	by the weighted average number of ordinary shares outstanding during the financial year.
(ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

-	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and
-	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

1   Summary of Significant Accounting Policies  – (continued)

(x)	Foreign currency transactions and balances

Functional and presentation currency

The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity’s functional and presentation currency.

Transaction and balances

Foreign currency transactions are recorded at the spot rate on the date of the transaction.

At the end of the reporting period:

•	Foreign currency monetary items are translated using the closing rate;
•	Non-monetary items that are measured at historical cost are translated using the exchange rate at the date of the transaction; and
•	Non-monetary items that are measured at fair value are translated using the rate at the date when fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition or in prior reporting periods are recognised through profit or loss, except where they relate to an item of other comprehensive income or whether they are deferred in equity as qualifying hedges.

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:

•	assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
•	income and expenses are translated at average exchange rates for the period where the average rate approximates the rate at the date of the transaction; and
•	retained earnings are translated using the historical method.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the consolidated balance sheets. These differences are recognised in the consolidated statements of comprehensive income/(loss) in the period in which the operation is disposed.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

1   Summary of Significant Accounting Policies  – (continued)

(y)	New Accounting Standards and Interpretations

The AASB has issued new and amended Accounting Standards and Interpretations that have mandatory application dates for future reporting periods. The Group has decided against early adoption of these standards. The following table summarises those future requirements, and their impact on the Group:

Standard Name	Effective date for entity	Requirements	Impact
AASB 9 (IFRS 9) Financial Instruments and amending standards AASB 2010-7/AASB 2012-6	July 1, 2018	Changes to the classification and measurement requirements for financial assets and financial liabilities. New rules relating to derecognition of financial instruments.	The impact of AASB 9 (IFRS 9) has not yet been determined as the entire standard has not been released.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

1   Summary of Significant Accounting Policies  – (continued)

(y)	New Accounting Standards and Interpretations – (continued)

Standard Name	Effective date for entity	Requirements	Impact
AASB 10 (IFRS 10) Consolidated Financial Statements / AASB 11 (lFRS 11) Joint Arrangements / AASB 12 (lFRS 12) Disclosures of Interests in Other Entities, AASB 127 (lAS 27) Separate Financial Statements, AASB 128 (lAS 28) Investments in Associates and AASB 2012-10 Amendments to Australian Accounting Standards – Transition Guidanceand Other Amendments	July 1, 2013	AASB 10 (IFRS 10) includes a new definition of control, which is used to determine which entities are consolidated, and describes consolidation procedures. The Standard provides additional guidance to assist in the determination of control where this is difficult to assess.

AASB 11 (IFRS 11) focuses on the rights and obligations of a joint venture arrangement, rather than its legal form (as is currently the case). IFRS 11 requires equity accounting for joint ventures, eliminating proportionate consolidation as an accounting choice.

AASB 12 (lFRS 12) includes disclosure requirements for all forms of interests in other entities, including joint arrangements. associates,special purpose vehicles and other off balance sheet vehicles	The Group will review its controlled entities to determine whether they should be consolidated under AASB 10 (IFRS 10). No changes are anticipated.

The Group has no joint venture arrangements.

The Group has no forms of interests in other entities.
AASB 13 (lFRS 13) Fair Value Measurement.

AASB 2011-8 – Amendments to Australian Accounting Standards arising from AASB 13 [AASB 1, 2, 3, 4, 5, 7, 9, 2009-11, 2010-7, 101, 102, 108, 110, 116, 117, 118, 119, 120, 121, 128, 131, 132, 133, 134, 136, 138, 139, 140, 141, 1004, 1023 & 1038 and Interpretations 2, 4, 12, 13, 14, 17, 19, 131 & 132]	July 1, 2013	AASB 13 (IFRS 13) provides a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across Accounting Standards but does not change when fair value is required or premitted.

There are a number of additional disclosure requirements.	Fair value estimates currently made by the entity will be revised, and potential changes to reported values may be required.

The entity has not yet determined the magnitude of any changes which may be needed.

Some additional disclosures will be needed.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

1   Summary of Significant Accounting Policies  – (continued)

(y)	New Accounting Standards and Interpretations – (continued)

Standard Name	Effective date for entity	Requirements	Impact
AASB 2011-7-Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards [AASB 1, 2, 3, 5, 7, 9, 2009-11, 101, 107, 112, 118, 121, 124, 132, 133, 136, 138, 139, 1023 & 1038 and Interpretations 5, 9, 16 & 17]	July 1, 2013	This standard provides many consequential changes due to the release of the new consolidation and joint venture standards.	The impact of this standard is expected to be minimal.
AASB 119 (IAS 19) Employee Benefits (September 2011)	July 1, 2013	The main changes in this standard relate to the accounting for defined benefit plans and are as follows:

- elimination of the option to defer the recognition of gains and losses (the ‘corridor method’);

- requiring remeasurements to be presented in other comprehensive income; and

		- enhancing the disclosure requirements.	Since the entity does not have a defined benefit plan, the adoption of these standards will not have any impact.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

1   Summary of Significant Accounting Policies  – (continued)

(y)	New Accounting Standards and Interpretations – (continued)

Standard Name	Effective date for entity	Requirements	Impact
AASB 2012-5 – Amendments to Australian Accounting Standards arising from Annual Improvements 2009 – 2011 Cycle [AASB 1 (IFRS 1), AASB 101 (IAS 1), AASB 116 (IAS 16), AASB 132 (IAS 32) & AASB 134 (IAS 34) and Interpretation 2 (IFRIC 2)]	July 1, 2013	AASB 1 (IFRS 1) – this standard clarifies that an entity can apply AASB 1 more than once.

AASB 101(IAS 1) – clarifies that a third statement of financial position is required when the opening statement of financial position is materially affected by any adjustments.

AASB 116 (IAS 16) – clarifies the classification of servicing equipment.

AASB 132 (IAS 32) and Interpretation 2 (IFRIC 2) – Clarifies that income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction shall be accounted for in accordance with AASB 112 (IAS 12) Income Taxes

		AASB 134 (IAS 34)-provides clarification about segment reporting.	No expected impact on the entities financial position or performance.
AASB 2012-9 Amendment to AASB 1048 arising from the Withdrawal of Australian Interpretation 1039	July 1, 2013	Removes reference to withdrawn Interpretation 1039.	No impact on the financial statements.
AASB 2012-3 Amendments to Australian Accounting Standards – Offsetting Financial Assets and Financial Liabilities [AASB 132]	July 1, 2014	This standard adds application guidance to AASB 132 (IAS 32) to assist with applying some of the offset criteria of the standard.	There will be no impact to the entity as there are no offsetting arrangements currently in place.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

2   Revenue and Other Income

Revenue from continuing operations

	2013 AUD$	2012 AUD$
Sales revenue
- sale of goods	9,538,161	6,291,218
Other Income
Divestment of products	—	5,743,587
Government grants	1,183,559	306,711
Net gain on disposal of property, plant and equipment	13,178	8,861
Foreign exchange gain	392,266	—
Fair value gain on derivative	305,623	231,098
Interest received	6,544	26,817
Other income	302,185	2,086
	2,203,355	6,319,160

Divestment of products

In 2012 the Group sold the rights to market a number of products. There were no similar transactions in 2013.

Government grants

International and domestic government grants/tax incentives were received during the year totalling AUD$1,183,559 (2012: AUD$306,711) and recognized as other income during the year. Included in other receivables are government grants for tax incentives totaling AUD$810,267 (2012: AUD$306,711). There are no unfulfilled conditions or contingencies attaching to these grants.

3   Expenses

(a)	(Loss)/profit before income tax includes the following specific expenses:

	2013 AUD$	2012 AUD$
Financing costs	2,955,440	2,242,354
Amounts capitalized(b)	(115,845)	(252,057)
Finance costs expensed	2,839,595	1,990,297
Depreciation	847,721	746,328
Amortization	151,496	14,353
Employee benefits expense	3,693,319	3,283,379
Rental expense relating to operating leases	635,711	546,443
Defined contribution superannuation expense	315,744	326,193
Impairment of bad debts	—	100,381
Foreign exchange loss relating to borrowings	2,072,404	774,377
Net foreign exchange gain in other income, loss in administration expenses	(392,266)	56,327

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

3   Expenses  – (continued)

(b)	Capitalised borrowing costs

The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the entity's outstanding borrowings during the year, in this case 11% (2012:11%).

4   Income Tax Expense

(a)	The major components of tax expense comprise:

	2013 AUD$	2012 AUD$
Income tax expense	6,420	295,728
Deferred tax (benefit)/expense	(679,409)	306,785
Income tax expense for continuing operations	(672,989)	602,513
(b)	Reconciliation of income tax to accounting profit:

	2013 AUD$	2012 AUD$
(Loss)/profit before income tax	(4,151,044)	669,857
Tax rate	30%	30%
	(1,245,313)	200,957
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Non-assessable research and development income	(243,080)	(92,013)
Non-deductible research and development expenditure	679,171	460,466
Non-deductible expenditure	86,580	—
Difference in overseas tax rates	16,141	—
Entertainment	1,486	6,483
Sundry items	32,026	26,620
Income tax (benefit)/expense	(672,989)	602,513

5    Segment Information

Description of segments

The animal health pharmaceutical industry is characterised by meaningful differences in customer needs across different animal species and regions. In addition, our FDA-inspected sterile manufacturing facility has different operational characteristics. As a result of these differences, among other things, we manage our operations through four separate reportable segments.

Companion Animal

This segment covers the Groups Osteoarthritis portfolios across both Canine and Equine species. It is responsible for sales of our patented product Zydax, along with the complementary product Glyde across Australia, New Zealand, the Middle East and Asia.

Production Animal — U.S.

This segment covers the Group’s Reproductive Hormone portfolio across Production Animal in the U.S. It is responsible for the sales of the first reproductive hormone products approved for the indication of estrous synchronisation in both dairy and beef cows in the U.S.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

5    Segment Information  – (continued)

Description of segments – (continued)

Production Animal — Rest of World

This segment covers the Group’s Reproductive Hormone portfolio in Production Animal across all regions outside of the U.S. It is responsible for the sales of these reproductive hormone products in Australia, New Zealand, the Middle East, Asia and Canada.

Manufacturing Operations

This segment is responsible for the operation of the Group’s FDA-inspected sterile manufacturing facility and the manufacture and release of all of the Group’s pharmaceutical products. The manufacturing operations are also responsible for increasing factory utilization via exploring future contract manufacturing opportunities.

Review of information by the Chief Operating Decision Makers, or CODMs

The executive directors (which includes the CEO, CFO and Chairman), who are the Group’s CODMs, use the revenues and the segment results, being Adjusted Earnings Before Interest, Tax, Depreciation, Amortisation and Other Income (Adjusted EBITDAOI) of the four segments, among other factors, for performance evaluation of the individual segments and the overall Group, and the allocation of resources.

The CODMs believe that Adjusted EBITDAOI represents the results of our underlying operating segments prior to considering certain income statement elements and other certain significant items, which are not directly associated with the activities of the operating segment.

The basis of calculating Adjusted EBITDAOI is by the removal of two certain significant items and also additional items that are substantive and non-operating in nature. The two items that are always removed are:

-	net foreign exchange losses/(gains) associated with the translation of foreign currency denominated indebtedness over time, which is considered to be a direct result of financing activities that is dependent upon fluctuations in foreign currency rates.
-	other income which typically include; income from the sale of assets or research and grant income received.

Other Costs and Business Activities

Certain costs are not allocated to our reporting segment results, such as costs associated with the following:

-	Corporate overheads, which is responsible for centralized functions such as information technology, facilities, legal, finance, human resources, business development, and procurement. These costs also include compensation costs and other miscellaneous operating expenses not charged to our operating segments, as well as interest and tax income and expense.
-	Certain transactions and events where expenses are incurred that are associated with capital structure of the Group or certain significant purchase accounting items that result from business combinations and/or asset acquisitions and divestments.

These costs are included within ‘unallocated’ in our segment performance.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

5    Segment Information  – (continued)

Other Assets and Liabilities

We manage our assets and liabilities on a Group basis, not by segment. CODM does not regularly review any asset or liability information by segment and, accordingly, we do not report asset and liability information by segment.

Segment performance

2013

	Companion Animal AUD$	Production Animal – U.S. AUD$	Production Animal – Rest of World AUD$	Manufacturing Operations AUD$	Unallocated AUD$	Total AUD$
Revenues
Continuing products	1,638,413	3,661,912	4,004,197	—	—	9,304,521
Divested products	—	—	—	233,640	—	233,640
Total revenues	1,638,413	3,661,912	4,004,197	233,640	—	9,538,161
Cost of sales
Continuing products	(406,807)	(806,719)	(591,587)	—	—	(1,805,113)
Divested products	—	—	—	(139,214)	—	(139,214)
Facility costs	—	—	—	(2,984,328)	—	(2,984,328)
Total cost of sales	(406,807)	(806,719)	(591,587)	(3,123,542)	—	(4,928,655)
Gross Margin	1,231,606	2,855,193	3,412,610	(2,889,902)	—	4,609,506
Segment costs	(365,537)	(2,539,427)	(170,371)	—	—	(3,075,335)
Adjusted EBITDAOI	866,069	315,766	3,242,239	(2,889,902)	(2,022,354)	(488,183)

2012

	Companion Animal AUD$	Production Animal – U.S. AUD$	Production Animal – Rest of World AUD$	Manufacturing Operations AUD$	Unallocated AUD$	Total AUD$
Revenues
Continuing products	1,483,312	—	2,834,789	—	—	4,318,101
Divested products	635,134	—	1,094,001	243,981	—	1,973,117
Total revenues	2,118,446	—	3,928,790	243,981	—	6,291,218
Cost of sales
Continuing products	(352,081)	—	(500,839)	—	—	(852,920)
Divested products	(87,105)	—	(403,132)	(168,618)	—	(658,855)
Facility costs	—	—	—	(2,139,656)	—	(2,139,656)
Total cost of sales	(439,186)	—	(903,971)	(2,308,274)	—	(3,651,431)
Gross Margin	1,679,260	—	3,024,820	(2,064,293)	—	2,639,787
Segment costs	(1,018,375)	(556,778)	(458,703)	—	—	(2,033,856)
Adjusted EBITDAOI	660,885	(556,778)	2,566,117	(2,064,293)	(2,729,878)	(2,123,948)

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

5    Segment Information  – (continued)

(a)	Reconciliations

Cost of sales reconciliation

	2013 AUD$	2012 AUD$
Total segment cost of sales	(4,928,655)	(3,651,431)
Depreciation and amortization expense	(713,077)	(670,729)
Total cost of sales	(5,641,732)	(4,322,160)

Reconciliation of Adjusted EBITDAOI result to (loss)/profit before income tax

	2013 AUD$	2012 AUD$
Adjusted EBITDAOI	(488,183)	(2,123,948)
Other income	2,203,355	6,319,160
Depreciation	(847,721)	(746,328)
Amortization	(151,496)	(14,353)
Finance costs	(2,839,595)	(1,990,296)
Foreign exchange loss on borrowings	(2,027,404)	(774,378)
(Loss)/income before income tax	(4,151,044)	669,857

The total segment costs and unallocated expenses reconcile to selling and marketing expenses, regulatory expenses and administration expenses on the statement of comprehensive income less depreciation and amortisation.

Reconciliation of segment and unallocated costs to operating costs provided as follows:

	2013 AUD$	2012 AUD$
Segment and unallocated costs	(5,097,689)	(4,763,734)
Depreciation and Amortisation expense	(286,140)	(89,952)
Transaction related expenses
Operating costs as presented in statement of income/(loss)	(5,383,829)	(4,853,687)
Selling and Marketing expenses	(3,341,341)	(2,069,602)
Regulatory expenses	(138,915)	(246,979)
Administration expenses	(1,903,572)	(2,537,105)
Operating costs as presented in statement of income/(loss)	(5,383,829)	(4,853,687)
(b)	Geographical information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers whereas segment assets are based on the location of the assets.

The Group is domiciled in Australia, with the amount of its revenue from external customers in Australia totalling AUD$2,458,685 (2012: AUD$3,130,001), revenues from external customers in the U.S. totaling AUD$3,661,912 (2012: AUD$0), revenues from external customers in Canada totaling AUD$2,067,431 (2012: AUD$372,334) and the total revenues from external customers in other countries totaling AUD$1,350,133 (2012: AUD$2,788,883). Segment revenues are based on the country in which the customer is based.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

5    Segment Information  – (continued)

Revenues of approximately AUD$3,157,000 (2012: nil) and AUD$2,071,261 (2012: AUD$372,334) were derived from the Group’s two largest external customers.

These revenues are separately attributable to the segments Production Animal — U.S. and Production Animal — Rest of World, respectively.

6   Cash and cash equivalents

	2013 AUD$	2012 AUD$
Cash on hand	1,339	534
Cash at bank	858,369	77,760
	859,708	78,294
(a)	Risk exposure

The Group’s exposure to interest rate risk is discussed in note 19. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of cash and cash equivalents mentioned above.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

7   Trade and other receivables

	2013 AUD$	2012 AUD$
CURRENT
Trade receivables	2,067,376	1,945,353
Loans to directors	64,064	60,986
Other receivables	2,574,253	922,069
	4,705,693	2,928,408

Loans to directors attract an annual interest rate of 7% and are repayable on demand.

	2013 AUD$	2012 AUD$
NON-CURRENT
Other receivables	14,466	—
(a)	Impairment of receivables

The Group’s accounts receivable balances are usually collected within a period of less than 30 days following due date of invoice. Our collection of these receipts has historically been strong with less than 0.5% of bad debts being written off during the last three financial years, as such we have not provided for doubtful debts in the Groups accounts over this period. In our consolidated balance sheet as at June 30, 2013 we have no allowance for doubtful debts nor do we anticipate a requirement for this provision in 2014 financial year. While we believe, based on the historic profile of the collection of our account receivables amounts, that this is sufficient, we may be required to allow for a provision for doubtful debts in the future if this profile is to adversely change.

Credit risk

The Group has no significant concentration of credit risk with respect to any single counterparty or group of counterparties. The class of assets described as ‘trade and other receivables’ is considered to be the main source of credit risk related to the Group.

On a geographical basis, the Group has significant credit risk exposures in Australia, New Zealand and U.S. given the substantial operations in those regions. The Group’s exposure to credit risk for receivables at the end of the reporting period in those regions is as follows:

	2013 AUD$	2012 AUD$
Australia	253,252	914,434
New Zealand	443,416	658,585
U.S.	1,370,708	372,334
	2,067,376	1,945,353

Credit risk

The following table details the Group’s trade and other receivables exposure to credit risk (prior to collateral and other credit enhancements) with ageing analysis and impairment provided for thereon. Amounts are considered as ‘past due’ when the debt has not been settled, within the terms and conditions agreed between the Group and the customer or counter party to the transaction. Receivables that are past due are assessed for impairment by ascertaining solvency of the debtors and are provided for where there is objective evidence indicating that the debt may not be fully repaid to the Group.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

7   Trade and other receivables  – (continued)

The balances of receivables that remain within initial trade terms (as detailed in the table) are considered to be of high credit quality.

	< 30 AUD$	31 – 60 AUD$	61 – 90 AUD$	> 90 AUD$
2013
Trade and term receivables	32,621	—	—	—
2012
Trade and term receivables	80,466	—	467	43,996

The Group does not hold any financial assets with terms that have been renegotiated, but which would otherwise be past due or impaired.

The other classes of receivables do not contain impaired assets.

The carrying value of trade and other receivables is considered a reasonable approximation of fair value due to the short-term nature of the balances.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivable in the financial statements.

8   Inventories

	2013 AUD$	2012 AUD$
CURRENT
Raw materials and consumables	754,823	891,975
Work in progress	122,816	209,247
Finished goods	1,029,506	149,537
	1,907,145	1,250,759

Write downs of inventories to net realisable value during the year were AUD$87,088 (2012: AUD$0).

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

9   Property, plant and equipment

	2013 AUD$	2012 AUD$
Capital works in progress
At cost	—	2,011,653
Plant and equipment
At cost	13,712,339	11,405,996
Accumulated depreciation	(1,823,004)	(1,141,794)
Total plant and equipment	11,889,335	10,264,202
Leased plant and equipment
Capitalised leased assets	325,801	325,801
Accumulated depreciation	(324,552)	(292,684)
Total leased plant and equipment	1,249	33,117
Motor vehicles
Under lease	55,479	75,427
Accumulated depreciation	(28,543)	(34,427)
Total motor vehicles	26,936	41,000
Office equipment
At cost	334,652	270,868
Accumulated depreciation	(252,816)	(131,522)
Total office equipment	81,836	139,346
Total property, plant and equipment	11,999,356	12,489,318

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

9   Property, plant and equipment  – (continued)

(a)	Movements in carrying amounts of property, plant and equipment

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year:

Consolidated	Capital Works in Progress AUD$	Plant and Equipment AUD$	Leased plant and equipment AUD$	Motor Vehicles AUD$	Office Equipment AUD$	Total AUD$
Year ended 30 June 2013
Balance at the beginning of year	2,011,653	10,264,202	33,117	41,000	139,346	12,489,318
Additions	294,690	—	—	—	63,069	357,759
Transfers	(2,306,343)	2,306,343	—	—	—	—
Depreciation expense	—	(681,210)	(31,868)	(14,064)	(120,579)	(847,721)
Balance at the end of the year	—	11,889,335	1,249	26,936	81,836	11,999,356

Consolidated	Capital Works in Progress AUD$	Plant and Equipment AUD$	Leased plant and equipment AUD$	Motor Vehicles AUD$	Office Equipment AUD$	Total AUD$
Year ended 30 June 2012
Balance at the beginning of year	1,572,681	9,367,651	74,803	—	59,173	11,074,308
Additions	1,954,375	10,188	—	42,172	154,603	2,161,338
Transfers	(1,515,403)	1,515,403	—	—	—	—
Depreciation expense	—	(629,040)	(41,686)	(1,172)	(74,430)	(746,328)
Balance at the end of the year	2,011,653	10,264,202	33,117	41,000	139,346	12,489,318
(b)	Carrying amount of Capital Works in Progress

	2013 AUD$	2012 AUD$
Carrying amount of Plant and Equipment in the Course of Construction	—	2,011,653

Following construction of the manufacturing facility, it was further commissioned to obtain FDA approval, which it received in January 2013. Following this the capital works in progress amount was transferred to plant and equipment.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

10  Intangible Assets

	2013 AUD$	2012 AUD$
Development costs
Cost	11,367,905	8,804,771
Grants	(1,903,250)	(524,517)
Accumulated amortisation	(133,977)	—
	9,330,678	8,280,254
Computer software
Cost	186,104	148,303
Accumulated amortisation	(140,526)	(123,007)
	45,578	25,296
Total Intangibles	9,376,256	8,305,550
(a)	Reconciliation Detailed Table

Consolidated	Development costs AUD$	Computer software AUD$	Total AUD$
Year ended 30 June 2013
Balance at the beginning of the year	8,280,254	25,296	8,305,550
Additions	2,563,134	37,801	2,600,935
Amortization	(133,977)	(17,519)	(151,496)
Grants received	(1,378,733)	—	(1,378,733)
Closing value at 30 June 2013	9,330,678	45,578	9,376,256

Consolidated	Development costs AUD$	Computer software AUD$	Total AUD$
Year ended 30 June 2012
Balance at the beginning of the year	5,245,447	39,279	5,284,726
Additions	3,559,324	370	3,559,694
Amortization	—	(14,353)	(14,353)
Grants	(524,517)	—	(524,517)
Closing value at 30 June 2012	8,280,254	25,296	8,305,550

In 2013, the Group recorded a receivable related to government grants for tax incentives totalling AUD$2,189,000 (2012: AUD$831,228) which is included in Note 7 Other receivables, with AUD$1,378,733 (2012: AUD$524,517) offsetting development cost and AUD$810,287 (2012: AUD$306,711) included in Other Income.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

11  Trade and other payables

	2013 AUD$	2012 AUD$
CURRENT
Trade payables	906,341	1,425,074
GST payable	68,324	391,306
Accrued expenses	893,510	783,365
Deferred income	359,400	—
Other payables	75,429	74,626
	2,303,004	2,674,371

	2013 AUD$	2012 AUD$
NON-CURRENT
Deferred income	1,797,000	1,962,516

All amounts are short term and the carrying values are considered to be a reasonable approximation of fair value.

Deferred income relates to funds advanced for a distribution and supply agreement with a third party. No income relating to this agreement has been recognized in the consolidated statement of comprehensive income during 2013 or 2012.

(a)	Risk exposure

Information about the Group’s exposure to foreign exchange risk is provided in note 19.

12  Borrowings

		2013 AUD$	2012 AUD$
CURRENT
Secured liabilities:
Lease liability	18	210,990	204,042
Loan facility		10,673,854	—
2011 Convertible bonds		6,971,730	—
		17,856,574	204,042
Less: borrowing costs attributable to loan facility		(1,323,857)	—
Total current borrowings		16,532,717	204,042
NON-CURRENT
Secured liabilities:
Lease liability	18	134,233	323,347
Loan facility		—	6,770,680
2011 Convertible bonds		—	6,397,781
2013 Parnell Bonds		4,271,639	—
		4,405,872	13,491,808
Less: borrowing costs attributable to 2013 Parnell Bonds and loan facility		(738,361)	(1,752,391)
Total non-current borrowings		3,667,511	11,739,417

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

12  Borrowings  – (continued)

The Loan Facility was secured by a first registered mortgage over all assets of the Group. Covenants imposed by the lender required that Earnings before Income Tax, Interest, Depreciation and Amortisation (EBITDA) for the prior 12 months was not less than AUD$3,000,000, that a current ratio of 1.25:1.0 be maintained, and a minimum net worth of AUD$12.5 million be maintained (Note 15(b)). Part of the terms of the Loan Facility is a revenue sharing agreement. Subsequent to June 30, 2013, this facility has been refinanced with a new facility provided by SWK Holdings LLC, with new covenants attached which the Group continues to comply with (see Events after the reporting date for further details).

The 2011 Convertible Bonds are registered by a second mortgage over all assets of the Group.

The 2013 Parnell Bonds are registered by a third mortgage over all assets of the Group.

Lease liabilities are secured by the related leased assets.

2011 Convertible bonds and 2013 Parnell Bonds

	2013 AUD$	2012 AUD$
CURRENT
Face value of bonds*	6,375,004	—
Interest expense – current year**	719,083	—
Interest expense – brought forward	618,409	—
Interest paid	(740,766)	—
	6,971,730	—

	2013 AUD$	2012 AUD$
NON-CURRENT
Face value of bonds*	4,150,000	5,779,372
Interest expense – current year**	121,639	728,368
Interest expense – brought forward	—	189,426
Interest paid	—	(299,385)
	4,271,639	6,397,781

The parent entity issued 12% convertible notes for USD$6,250,000 on March 24, 2011. The notes are convertible into ordinary shares of the parent entity, at the option of the holder, or repayable on March 24, 2014. The conversion rate is AUD$0.3710526 for each note held, which is based on the market price per share at the date of the issue of the notes, but subject to adjustments for reconstructions of equity.

The parent entity issued 2013 Parnell Bonds totalling AUD$4,150,000 from February 2013 to June 2013, with another AUD$150,000 issued post year end. The bonds have a two year term with repayment due in 2015. In addition, at maturity or upon a valuation event, bondholders can exercise an attached warrant for cash and/or share consideration at the election of the bondholder. The amount of cash consideration is calculated at 20% of total bond investment and warrant shares are represented by the number of bonds x 0.0000004% of the fully diluted share capital of the Company, as at the date of the valuation event.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

12  Borrowings  – (continued)

*	Movement in face value of notes issued relates to the movement in USD/AUD exchange rate and redemption of one bondholder during the year. This movement has been recognised as part of the “net foreign exchange losses on borrowings”.
**	Interest expense is calculated by applying the effective interest rate of 12% to the liability component.

13  Derivatives

	2013 AUD$	2012 AUD$
CURRENT
Derivatives on financial instruments	224,169	—
Warrants	2,092,954	—
	2,317,123	—

	2013 AUD$	2012 AUD$
NON-CURRENT
Derivatives on financial instruments	—	529,792
Warrants	860,000	1,786,214
	860,000	2,316,006
(a)	Warrant

A derivative is recognized in relation to the warrants that were issued by the Company for the USD loan facility and 2013 Parnell Bonds.

The liability was initially measured at fair value in accordance with AASB 139 (IAS 39). The value of the USD warrant liability is re-measured at each balance date with any movement in valuations recognised in the income statement in unrealised foreign exchange gains or losses.

14  Employee Benefits

	2013 AUD$	2012 AUD$
Current liabilities
Provision for employee benefits	245,957	212,251

	2013 AUD$	2012 AUD$
Non-current liabilities
Long service leave	92,597	76,542

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

15  Ordinary shares

	2013 AUD$	2012 AUD$
5,700,000 (2012: 5,700,000) Ordinary A Class shares	2,935,483	2,935,483
923,050 (2012: 923,050) Ordinary B Class shares	78,912	78,912
507,687 (2012: 507,687) Ordinary C Class shares	51,812	51,812
20,000 (2012: 25,000) Ordinary D Class shares	10	559
367,863 (2012: 367,863) Ordinary E Class shares	38,198	38,198
Total	3,104,415	3,104,964

Movements in ordinary share capital

Date	Details	No of shares	Issue price AUD$	AUD$
1/7/11	Opening balance	7,518,599		3,104,422
27/10/11	D Class Shares issued	5,000	0.1	542
30/6/12	Balance	7,523,599		3,104,964
22/5/13	D Class Shares repurchased	(5,000)	0.1	(549)
30/6/13	Balance	7,518,599		3,104,415

There have been no other movements in the other classes of ordinary shares in 2013 and 2012.

Ordinary A Class shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At the shareholders meetings each Ordinary A Class share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

Ordinary B Class shares have no right to receive notice of, attend, speak or vote any meetings of members of the parent entity, other than in relation to a proposal that directly affects the rights or restrictions to the B Class shares held, in respect of that proposal.

Ordinary B Class shares participate in dividends declared in respect of B Class shares and in the event of winding up or a capital reduction, the B Class shares will rank equally in all respects with A Class shares issued enabling holders of B Class shares and A Class shares the right to equally participate in the distribution of surplus profits or assets of the parent entity.

Ordinary C Class shares have no right to receive notice of, attend, speak or vote any meetings of members of the parent entity, other than in relation to a proposal that directly affects the rights or restrictions to the C Class shares held, in respect of that proposal.

Ordinary C Class shares participate in dividends declared in respect of C Class shares and in the event of winding up or a capital reduction, the C Class shares will rank equally in all respects with A Class shares issued enabling holders of C Class shares and A Class shares the right to equally participate in the distribution of surplus profits or assets of the parent entity.

Ordinary D Class shares have no right to receive notice of, attend, speak or vote any meetings of members of the parent entity, other than in relation to a proposal that directly affects the rights or restrictions to the D Class shares held, in respect of that proposal.

Ordinary D Class shares participate in dividends declared in respect of D Class shares and in the event of winding up or a capital reduction, the D Class shares will rank equally in all respects with

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

15  Ordinary shares  – (continued)

A Class shares issued enabling holders of D Class shares and A Class shares the right to equally participate in the distribution of surplus profits or assets of the parent entity.

Ordinary E Class shares have no right to receive notice of, attend, speak or vote any meetings of members of the parent entity, other than in relation to a proposal that directly affects the rights or restrictions to the E Class shares held, in respect of that proposal.

Ordinary E Class shares participate in dividends declared in respect of E Class shares and in the event of winding up or a capital reduction, the E Class shares will rank equally in all respects with A Class shares issued enabling holders of E Class shares and A Class shares the right to equally participate in the distribution of surplus profits or assets of the parent entity.

Ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

At reporting date 650,745 Ordinary B Class Shares remain unpaid with a value of AUD$70,931 (2012: 650,745 shares with a value of AUD$70,931).

At reporting date 427,668 Ordinary C Class Shares remain unpaid with a value of AUD$46,616 (2012: 427,668 shares with a value of AUD$46,616).

At reporting date 315,327 Ordinary E Class Shares remain unpaid with a value of AUD$34,371 (2012: 315,327 shares with a value of AUD$34,371).

(a)	Earnings per share

Basic and diluted earnings per share calculated for the Group have been disclosed in the Statements of Comprehensive Income.

A reconciliation of the earnings used in calculating earnings per share is included below:

	2013 AUD$	2012 AUD$
Basic and diluted earnings per share
(Loss)/income for the year	(3,478,055)	67,344

A calculation of the weighted average number of shares used for the denominator is included below:

	2013	2012
Weighted average number of ordinary shares used in the basic and diluted earnings per share calculation	7,518,599	7,523,599

A summary of the conversion details relating to the different classes of bonds is included in Note 12.

In 2013 the potential dilutive investments that were not included in the calculation of diluted loss per share, where their inclusion would be anti-dilutive, include the 2011 Convertible Bonds of 1,684,397 (2012: 1,684,397) and the 2013 Parnell Bonds of 159,659.

(b)	Capital Management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

15  Ordinary shares  – (continued)

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistently with others in the industry, the Group monitors capital on the basis of the gearing ratio. The ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘borrowings’ and ‘derivatives’ as shown in the balance sheet) less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the balance sheet plus net debt.

The gearing ratios at June 30, 2013 and June 30, 2012 were as follows:

	2013 AUD$	2012 AUD$
Total Indebtedness and Derivatives	25,439,569	16,011,856
Less: cash and cash equivalents	(859,708)	(78,294)
Net debt	24,579,861	15,933,562
Total equity	2,388,031	6,578,719
Total capital	26,967,892	22,512,281
Gearing ratio	91%	71%

The increase in the gearing ratio during 2013 resulted primarily from the increase in borrowings to fund the manufacturing facility and development of intangible assets. Total borrowings above include derivatives recorded on the balance sheet.

The Group breached two of its financial covenants during the year, being the current ratio and required EBITDA. As discussed in Note 29 the associated debt has been repaid in full post year end.

As part of the debt facility entered into in January 2014, the Group is required to maintain a current asset ratio (current assets/current liabilities) greater than 1.25.

The Group was not in breach of any other financial covenants of its borrowing facilities during the year and was not in breach of any financial covenants in 2012.

16  Reserves

	2013 AUD$	2012 AUD$
Foreign currency translation reserve
Opening balance	398,809	273,299
Currency translation differences arising during the year	(32,084)	125,510
	366,725	398,809
(a)	Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are recognised in other comprehensive income — foreign currency translation reserve. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

17  (Accumulated Losses)/Retained Earnings

	2013 AUD$	2012 AUD$
Retained earnings at the beginning of the financial year	3,074,946	3,687,602
(Loss)/income for the year	(3,478,055)	67,344
Ordinary dividends	(680,000)	(680,000)
(Accumulated losses)/retained earnings at end of the financial year	(1,083,109)	3,074,946

18  Capital and Leasing Commitments

(a)	Finance Leases

	2013 AUD$	2012 AUD$
Minimum lease payments:
- not later than one year	238,426	246,193
- between one year and five years	147,480	362,664
Minimum lease payments	385,906	608,857
Less: finance changes	(40,683)	(81,468)
Present value of minimum lease payments	345,223	527,389

The Group leases various plant and equipment expiring within one and four years. The leases have purchase options.

(b)	Operating Leases

	2013 AUD$	2012 AUD$
Minimum lease payments under non-cancellable operating leases:
- not later than one year	660,134	579,539
- between one year and five years	2,407,678	2,212,691
- later than five years	1,924,011	2,456,241
	4,991,823	5,248,471

The Group leases various offices, warehouses and equipment under non-cancellable operating leases expiring within 6 months to nine years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of these leases are renegotiated.

19  Financial Risk Management

The Group is exposed to a variety of financial risks through its use of financial instruments.

This note discloses the Group’s objectives, policies and processes for managing and measuring these risks.

The Group’s overall risk management plan seeks to minimise potential adverse effects due to the unpredictability of financial markets.

The Group does not speculate in financial assets.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

19  Financial Risk Management  – (continued)

The most significant financial risks to which the Group is exposed to are described below:

Specific risks

•	Market risk — currency risk and cash flow interest rate risk
•	Credit risk
•	Liquidity risk

Financial instruments used

The principal categories of financial instrument used by the Group are:

•	Trade receivables
•	Cash at bank
•	Trade and other payables
•	Loan facility
•	2011 Convertible bonds
•	2013 Parnell bonds
•	Finance leases

Objectives, policies and processes

Risk management is carried out by the Group’s risk management committee under the delegated power from the Board of Directors. The Finance Manager has primary responsibility for the development of relevant policies and procedures to mitigate the risk exposure of the Group, these policies and procedures are then approved by the risk management committee and tabled at the board meeting following their approval.

Reports are presented at each Board meeting regarding the implementation of these policies and any risk exposure which the Risk Management Committee believes the Board should be aware of.

Specific information regarding the mitigation of each financial risk to which Group is exposed is provided below.

Credit risk

Exposure to credit risk relating to financial assets arises from the potential non-performance by counterparties of contract obligations that could lead to a financial loss to the Group and arises principally from the Group's receivables.

It is the Group’s policy that all customers who wish to trade on credit terms undergo a credit assessment process which takes into account the customer’s financial position, past experience and other factors. Credit limits are then set based on ratings in accordance with the limits set by the Board of Directors, these limits are reviewed on a regular basis.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

19  Financial Risk Management  – (continued)

Liquidity risk

Liquidity risk arises from the Group’s management of working capital and the finance charges and principal repayments on its debt instruments. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due.

The Group’s policy is to ensure that it will always have sufficient cash to allow it to meet its liabilities when they become due. The Group maintains cash and marketable securities to meet its liquidity requirements for up to 30-day periods. Funding for long-term liquidity needs is additionally secured by an adequate amount of committed credit facilities and the ability to sell long-term financial assets.

The Group manages its liquidity needs by carefully monitoring scheduled debt servicing payments for long-term financial liabilities as well as cash-outflows due in day-to-day business.

Liquidity needs are monitored in various time bands, on a day-to-day and week-to-week basis, as well as on the basis of a rolling 30-day projection. Long-term liquidity needs for a 180-day and a 360-day period are identified monthly.

At the reporting date, these reports indicate that the Group expected to have sufficient liquid resources to meet its obligations under all reasonably expected circumstances.

The Group’s liabilities have contractual maturities which are summarised below:

	Not later than 1 month		1 to 3 months		3 months to 1 year		1 to 5 years
	2013 AUD$	2012 AUD$	2013 AUD$	2012 AUD$	2013 AUD$	2012 AUD$	2013 AUD$	2012 AUD$
Borrowings and warrants (excluding finance leases)	158,050	122,524	316,100	308,476	21,374,179	1,388,140	5,558,803	16,222,431
Embedded derivatives	—	—	—	—	224,169	—	—	529,792
Finance lease obligations	19,689	21,033	39,738	42,066	178,820	183,095	147,659	362,663
Trade payables	1,943,604	2,674,371	—	—	—	—	—	—
Total	2,121,343	2,817,928	355,838	350,542	21,777,168	1,571,235	5,706,462	17,114,886

Market risk

(i) Foreign currency sensitivity

Most of the Group transactions are carried out in Australian Dollars. Exposures to currency exchange rates arise from the Group's overseas sales and purchases, which are primarily denominated in US dollars and New Zealand dollars.

To mitigate the Group's exposure to foreign currency risk, non-Australian Dollar cash flows are monitored in accordance with Group’s risk management policies.

In order to monitor the effectiveness of this policy, the Board receives a monthly report showing the settlement date of transactions denominated in non-Australian Dollar currencies and expected cash reserves in that currency.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

19  Financial Risk Management  – (continued)

Foreign currency denominated financial assets and liabilities, translated into Australian Dollars at the closing rate, are as follows,

	Consolidated
	USD $	CAD $	NZD $
2013
Trade receivables	1,629,783	—	443,416
Trade payables	(2,808,299)	(165,689)	(2,672)
2011 Convertible bonds	(6,482,772)	—	—
Derivatives	(3,061,335)	—	—
Loan facility	(8,611,636)	—	—
2012
Trade receivables	384,636	372,334	658,585
Trade payables	(40,670)	—	(37,981)
2011 Convertible bonds	(6,751,271)	—	—
Derivatives	(1,962,516)	—	—
Loan facility	(5,018,289)	—	—

The following table illustrates the sensitivity of the net result for the year and equity in regards to the Group’s financial assets and financial liabilities and the US Dollar, Canadian Dollar and New Zealand Dollar to the Australian dollar exchange rate. There have been no changes in the assumptions calculating this sensitivity from prior years.

It assumes a +/- 10% change of the Australian Dollar/foreign currency exchange rate for the year ended 30 June 2013 (30 June 2012: 10%). This percentages have been determined based on the average market volatility in exchange rates in the previous 12 months.

The sensitivity analysis is based on the foreign currency financial instruments held at the reporting date.

If the Australian dollar had strengthened and weakened against the following currencies by 10% (30 June 2012: 10%) then this would have had the following impact:

	2013		2012
	+10%	-10%	+10%	-10%
USD
Net results	(1,771,527)	1,610,479	(1,281,374)	1,164,885
CAD
Net results	(16,458)	14,962	40,691	(36,992)
NZD
Net results	62,110	(56,464)	101,220	(92,018)

Exposures to foreign exchange rates vary during the year depending on the volume of overseas transactions. Nonetheless, the analysis above is considered to be representative of the Group's exposure to foreign currency risk.

(ii) Cash flow interest rate sensitivity

The Group is exposed to interest rate risk as the loan facility funds are borrowed at floating rates.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

19  Financial Risk Management  – (continued)

At the reporting date, the Group is exposed to changes in market interest rates through its bank borrowings, which are subject to variable interest rates.

The following table illustrates the sensitivity of the net result for the year and equity to a reasonably possible change in interest rates of +0.75% and -0.75% (2012: +1.25%/-1.25%), with effect from the beginning of the year. These changes are considered to be reasonably possible based on observation of current market conditions.

The calculations are based on the financial instruments held at each reporting date. All other variables are held constant.

	2013		2012
	+0.75% AUD$	-0.75% AUD$	+1.25% AUD$	-1.25% AUD$
Borrowings
Net results	(65,417)	65,417	(71,416)	71,416

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposure to wholesale and retail customers, including outstanding receivables and committed transactions.

The Group has adopted a policy of only dealing with creditworthy counterparties as a means of mitigating the risk of financial loss from defaults. The utilization of credit limits by customers is regularly monitored by line management. Customers who subsequently fail to meet their credit terms are required to make purchases on a prepayment basis until creditworthiness can be re-established.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable.

The Board receives monthly reports summarising the turnover, trade receivables balance and aging profile of each of the key customers individually and the Group's other customers analysed by industry sector as well as a list of customers currently transacting on a prepayment basis or who have balances in excess of their credit limits. Refer to Note 7.

Management considers that all the financial assets that are not impaired for each of the reporting dates under review are of good credit quality, including those that are past due.

The credit risk for liquid funds and other short-term financial assets is considered negligible, since the counterparties are reputable banks with high quality external credit ratings.

Fair value estimation

The fair values of financial assets and financial liabilities are presented in the following table and can be compared to their carrying values as presented in the consolidated balance sheets. Fair values are those amounts at which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

19  Financial Risk Management  – (continued)

Fair values derived may be based on information that is estimated or subject to judgment, where changes in assumptions may have a material impact on the amounts estimated. Areas of judgment and the assumptions have been detailed below. Where possible, valuation information used to calculate fair value is extracted from the market, with more reliable information available from markets that are actively traded. In this regard, fair values for listed securities are obtained from quoted market bid prices. Where securities are unlisted and no market quotes are available, fair value is obtained using discounted cash flow analysis and other valuation techniques commonly used by market participants.

	2013		2012
	Net Carrying Value AUD$	Net Fair value AUD$	Net Carrying Value AUD$	Net Fair value AUD$
Financial liabilities
Long term loan	10,673,854	11,714,555	6,770,680	8,439,809
2011 Convertible bonds	6,971,730	7,613,657	6,397,781	7,815,548
2013 Parnell bonds	4,271,639	5,125,967	—	—
Lease liabilities	345,223	385,906	527,389	608,857
	22,262,446	24,840,085	13,695,850	16,864,214

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

20  Tax

	Opening Balance AUD$	Charged to Income AUD$	Charged directly to Equity AUD$	Changes in Tax Rate AUD$	Exchange Differences AUD$	Closing Balance AUD$
Deferred tax assets
Provisions – employee benefits	79,514	6,192	—	—	—	85,706
Accruals	370,791	(38,351)	—	—	—	332,440
Deferred tax assets attributable to tax losses	1,201,500	(611,930)	—	—	—	589,570
Unrealized foreign exchange	—	404,921	—	—	—	404,921
Borrowings	—	58,056	—	—	—	58,056
Other	(46,655)	51,073	—	—	—	4,418
Balance at 30 June 2012	1,605,150	(130,039)	—	—	—	1,475,111
Provisions – employee benefits	85,706	(57,927)	—	—	—	27,779
Accruals	332,440	(101,623)	—	—	7,901	238,718
Deferred tax assets attributable to tax losses	589,570	776,987	—	—	17,505	1,384,062
Unrealised foreign exchange	404,921	539,078	—	—	13	944,012
Borrowings	58,056	(58,056)	—	—	—	—
Other	4,418	(3,071)	—	—	—	1,347
Balance at 30 June 2013	1,475,111	1,095,388	—	—	25,419	2,595,918

	Opening Balance AUD$	Charged to Income AUD$	Charged directly to Equity AUD$	Changes in Tax Rate AUD$	Exchange Differences AUD$	Closing Balance AUD$
Deferred tax liability
Intangible assets	461,539	248,076	—	—	—	709,615
Borrowing cost asset	119,420	19,168	—	—	—	138,588
Unrealised foreign exchange	159,829	(90,499)	—	—	—	69,330
Balance at 30 June 2012	740,788	176,745	—	—	—	917,533
Intangible assets	709,615	121,930	—	—	—	831,545
Borrowing cost asset	138,588	168,345	—	—	—	306,933
Unrealized foreign exchange	69,330	151,122	—	—	—	220,452
Balance at 30 June 2013	917,533	441,397	—	—	—	1,358,930

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

21  Dividends

	2013 AUD$	2012 AUD$
The following dividends were declared and paid:
Final unfranked ordinary dividend of AUD$0.012 (2012: AUD$0.012) per share	680,000	680,000
Franking account
The franking credits available for subsequent financial years at a tax rate of 30%	—	—

The above available balance is based on the dividend franking account at year-end adjusted for:

(a)	Franking credits that will arise from the payment of the current tax liabilities;
(b)	Franking debits that will arise from the payment of dividends recognised as a liability at the year end;
(c)	Franking credits that will arise from the receipt of dividends recognised as receivables at the end of the year.

The ability to use the franking credits is dependent upon the entity's future ability to declare dividends.

22  Key Management Personnel Disclosures

Key management personnel remuneration included within employee expenses for the year is shown below:

	2013 AUD$	2012 AUD$
Short-term employee benefits	1,853,474	1,672,603
Long-term benefits	27,375	—
Post-employment benefits	34,238	44,712
	1,915,087	1,717,315

Other key management personnel transactions

For details of other transactions with key management personnel, refer to Note 27: Related Party Transactions.

23  Remuneration of Auditors

	2013 AUD$	2012 AUD$
Remuneration of the auditor of the parent entity, PricewaterhouseCoopers Australia, for:
- auditing or reviewing the financial report	93,000	83,655
- taxation services	22,000	26,000
Total remuneration of PricewaterhouseCoopers Australia	115,000	109,655

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

24  Interests in Subsidiaries

The parent entity within the Group is Parnell Pharmaceuticals Holdings Pty Limited. There is no ultimate parent entity above the Group.

(a)	Composition of the Group

	Principal place of business/Country of Incorporation	Percentage Owned (%)* 2013	Percentage Owned (%)* 2012
Subsidiaries:
Parnell Technologies Pty Limited	Australia	100	100
Parnell Pharmaceuticals Pty Limited	Australia	100	100
Parnell Laboratories (Aust) Pty Limited	Australia	100	100
Parnell, Inc.	United States of America	100	100
Parnell Technologies NZ Pty Limited	Australia	100	100
Parnell Technologies (UK) Limited	United Kingdom	100	100
Australian Pharma Services Pty Limited	Australia	100	100
Parnell Manufacturing Pty Limited	Australia	100	100
Parnell Corporate Services Pty Limited	Australia	100	100
Parnell Australia Pty Limited	Australia	100	100
Parnell North America Pty Limited	Australia	100	100
Parnell Europe Pty Limited	Australia	100	100
Parnell NZ Co Limited	New Zealand	100	100
Parnell Group Pty Limited	Australia	100	100
Parnell Corporate Services U.S., Inc.	United States of America	100	100
Parnell U.S. 1, Inc.	United States of America	100	100
Veterinary Investigative Services, Inc.	United States of America	100	—

*	The percentage of ownership interest held is equivalent to the percentage voting rights for all subsidiaries.

25  Fair Value Measurement

The Group measures the following assets and liabilities at fair value on a recurring basis:

•	Derivatives

Fair value hierarchy

AASB 7 (IFRS 7) Financial Instruments: Disclosures requires all assets and liabilities measured at fair value to be assigned to a level in the fair value hierarchy as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

25  Fair Value Measurement  – (continued)

The table below shows the assigned level for each asset and liability held at fair value by the Group:

June 30, 2013	Level 1 AUD$	Level 2 AUD$	Level 3 AUD$	Total AUD$
Recurring fair value measurements
Financial liabilities
Derivatives on financial instruments	—	—	224,169	224,169
Warrants	—	—	2,952,954	2,952,954

June 30, 2012	Level 1 AUD$	Level 2 AUD$	Level 3 AUD$	Total AUD$
Recurring fair value measurements
Financial liabilities
Derivatives on financial instruments	—	—	529,792	529,792
Warrants	—	—	1,786,214	1,786,214

A reconciliation of the movements in recurring fair value measurements allocated to Level 3 of the hierarchy is provided below:

	2013 AUD$	2012 AUD$
Warrants
Balance at beginning of the year	1,786,214	1,665,510
Total gains or losses for the year
Recognized in profit or loss – foreign exchange	306,740	120,704
Other movements
Additions	860,000	—
Balance at end of year	2,952,954	1,786,214
Derivatives
Balance at beginning of the year	529,792	760,890
Total gains or losses for the year
Recognized in profit or loss – foreign exchange	(305,623)	(231,098)
Balance at end of year	224,169	529,792

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

25  Fair Value Measurement  – (continued)

Unobservable inputs and sensitivities

Description	Fair value at June 30, 2013 AUD$	Valuation technique	Unobservable inputs	Range of inputs (probability weighted average)	Relationship of unobseravble inputs to fair value
Derivatives	224,169	Discounted cash flows	Weighted average forward foreign exchange rate	5 – 50% (25%)	A change in the weighted average forward foreign exchange rate of +/- 5% would change fair value by AUD$229,554 and (AUD$501,237) respectively.
Warrants	2,952,954	Discounted cash flows	Risk adjusted discount rate	10% – 20% (15%)	A change in the discount rate by 50bps would not increase/decrease the fair value of the warrants.

Valuation process

The finance function of the group includes a team that performs the valuations of non-property assets required for financial reporting purposes, including level 3 fair values. The team reports directly to the Chief Financial Officer (CFO) and the Board of Directors. Discussion of the valuation processes and results are held between the CFO, Board of Directors and the finance function at least once every 12 months, in line with the Group's annual reporting dates.

Fair value measeurements using significant unobservable inputs (level 3)

The main level 3 inputs used by the Group in measuring the fair value of the financial instruments are derived and evaluated as follows:

-	Weighted average forward foreign exchange rates: these are determined using expected future foreign exchange rates based on the information available at each reporting date.
-	Discount rates: these are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

Changes in level 2 and 3 fair values are analysed at each reporting date during the annual valuation discussion between the CFO, Board of Directors and the finance function.

26  Contingencies

In the opinion of management, the Group did not have any material contingencies at June 30, 2013 (June 30, 2012: None).

27  Related Parties

Transactions between related parties are on normal commercial terms and conditions no more favorable than those available to other parties unless otherwise stated.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

27  Related Parties  – (continued)

Transactions with related parties:

	2013 AUD$	2012 AUD$
Contributions to superannuation funds on behalf of employees	315,744	326,193
Repayment of loan to director	—	312,672
Dividends paid to a director	680,000	680,000
Rental and outgoings amounts paid to a Company controlled by a director	541,337	524,019

	2013 AUD$	2012 AUD$
Interest paid/payable to associates connected to related parties for the 2011 Convertible Bonds	81,000	81,000
Interest paid/payable to associates connected to related parties for the 2013 Parnell Bonds	52,805	—

In addition to the above, 1,585,000 2013 Parnell Bonds were issued in 2013 (2012: Nil) to associates connected to related parties. These bonds were issued between February and June 2013.

Related Parties

The Group's main related parties are as follows:

(i) Key management personnel:

Any person(s) having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of that entity are considered key management personnel.

For details of remuneration disclosures relating to key management personnel, refer to Note 22: Interests of Key Management Personnel, or KMP.

Other transactions with KMP and their related entities are shown below.

(ii) Subsidiaries:

The consolidated financial statements include the financial statements of Parnell Pharmaceuticals Holdings Pty Limited and those entities disclosed in note 24.

(b)	Loans to key management personnel

Unsecured loans are made to the directors on an arm's length basis. Loans are unsecured and repayable in cash.

	Opening balance	Closing balance	Interest paid/payable
Loans to KMP
2013	60,986	64,064	6,505
2012	50,000	60,986	4,492

Interest is payable on these loans at the statutory benchmark rate as advised by the Australian Taxation Office. The loans are repayable within 30 days of written notice being provided or upon termination of employment.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

28  Cash Flow Information

(a)	Reconciliation of result for the year to cashflows from operating activities

Reconciliation of net income to net cash provided by operating activities:

	2013 AUD$	2012 AUD$
Net (loss)/profit attributable to members	(3,478,055)	67,344
Cash flows excluded
- Finance costs	121,639	618,408
Non-cash flows in profit:
- depreciation and amortization	1,743,208	1,300,413
- net exchange differences	2,163,208	774,451
Changes in assets and liabilities:
- decrease in trade and other receivables	401,108	239,640
- (increase)/decrease in inventories	(656,387)	229,517
- (increase)/decrease in deferred tax asset	(1,120,806)	130,040
- (increase) in other assets	(557,009)	(90,553)
- increase/(decrease) in trade and other payables	(730,769)	95,865
- (increase) in income tax incentives receivable	(1,358,451)	—
- increase in deferred tax liability	441,397	176,744
- increase in employee benefits	49,761	20,537
Cashflow from operations	(2,981,156)	3,562,406
(b)	Non-cash financing and investing activities

	2013 AUD$	2012 AUD$
Acquisition of assets by means of finance leases	21,587	79,847

29  Events Occurring After the Reporting Date

Subsequent to the financial year end, in January 2014, the Group entered into a credit agreement with a U.S.-based lender, SWK Holdings LLC, for a seven-year USD$25,000,000 senior secured credit facility. The credit facility was utilized to refinance our previous senior debt facility of USD$9,900,000 with Partners For Growth, which was due to mature in June 2014, and also for the Company to redeem USD$3,957,895 of Convertible Bonds that were due to mature in March 2014. In addition, 2,042,105 2011 Convertible Bonds converted to ordinary shares of the parent entity. Following the payment of fees and associated costs of establishing this new credit facility, USD$7,924,165 of funds were immediately available to the Group for working and growth capital purposes. The credit facility contains a financial covenant requiring us to retain a current asset ratio of greater than 1.25 and to maintain a level of last 12 months revenues greater than that stipulated in the credit agreement, measured at the end of each quarter and increasing over time to a maximum of AUD$16 million by quarter ending December 31, 2017. In addition, the credit facility contains other customary affirmative and negative covenants.

In addition, subsequent to the final year end, the Group issued another 150,000 2013 Parnell Bonds for AUD$150,000 with the same terms as those mentioned above in significant changes in state of affairs.

On April 28, 2014, the shareholders and the directors of the Group approved a ten for one consolidation of shares, which had the effect of a reverse share split that will become effective when the Australian Securities and Investments Commission (ASIC) alters the registration details of the parent entity. All

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Years Ended June 30, 2013 and June 30, 2012

29  Events Occurring After the Reporting Date  – (continued)

share, per share and related information presented in these consolidated financial statements and accompanying footnotes have been retroactively adjusted, where applicable, to reflect the impact of the reverse share split.

On April 28, 2014, the shareholders and directors of the Group also approved the conversion of the parent entity to be changed from a proprietary company to a public company limited by shares, with the adoption of a new constitution, a change of name to Parnell Pharmaceuticals Holdings Ltd and the conversion of shares into a single class of ordinary shares. All of these matters will become effective when ASIC alters the registration details of the parent entity.

Except for the above, no other matters or circumstances have arisen since the end of the financial year which significantly affected or could significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

30  Company Details

The registered office of and principal place of business of the company is:

Parnell Pharmaceuticals Holdings Pty Limited
Unit 4 Century Estate
476 Gardeners Road
Alexandria NSW 2015

Parnell Pharmaceuticals Holdings Pty Limited

Interim consolidated statements of comprehensive loss (unaudited)

	Note	9 months to 31 March 2014 AUD$	9 months to 31 March 2013 AUD$
Revenue from ordinary activities	4	4,300,964	4,580,992
Other income	4	2,062,834	1,205,695
Cost of sales		(4,613,292)	(3,591,617)
Selling and marketing expenses		(3,003,407)	(2,101,489)
Regulatory expenses		(330,035)	(107,086)
Administration expenses		(2,010,778)	(1,402,737)
Net foreign exchange gain/(losses) on borrowings		(1,511,535)	334,740
Finance costs		(3,803,473)	(1,871,522)
Loss before income tax		(8,908,722)	(2,953,024)
Income tax benefit		2,531,527	369,147
Loss for the period		(6,377,195)	(2,583,877)
Other comprehensive income/(loss), net of income tax
Items that will be reclassified to profit or loss
Foreign currency translation		(625,901)	85,191
Other comprehensive income/(loss) for the period, net of tax		(625,901)	85,191
Total comprehensive loss for the period		(7,003,096)	(2,498,686)
Earnings per share		Cents	Cents
Basic and diluted earnings per share		(78)	(34)

The accompanying notes form part of these financial statements.

Parnell Pharmaceuticals Holdings Pty Limited

Interim consolidated balance sheets (unaudited)

	Note	31 March 2014 AUD$	30 June 2013 AUD$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7	4,284,188	859,708
Trade and other receivables	8	2,084,637	4,705,693
Inventories		2,165,443	1,907,145
Prepayments		232,368	104,328
TOTAL CURRENT ASSETS		8,766,636	7,576,874
NON-CURRENT ASSETS
Trade and other receivables		14,497	14,466
Property, plant and equipment	9	11,481,958	11,999,356
Deferred tax assets	16	5,860,204	2,595,918
Intangible assets	10	9,777,095	9,376,256
TOTAL NON-CURRENT ASSETS		27,133,754	23,985,996
TOTAL ASSETS		35,900,390	31,562,870
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	11	4,580,224	2,303,004
Borrowings	12	2,866,735	16,532,717
Provision for employee benefits		279,810	245,957
Derivatives	13	590,000	2,317,123
TOTAL CURRENT LIABILITIES		8,316,769	21,398,801
NON-CURRENT LIABILITIES
Trade and other payables	11	180,747	1,797,000
Borrowings	12	27,238,494	3,667,511
Deferred tax liabilities	16	2,089,636	1,358,930
Provision for employee benefits		100,816	92,597
Derivatives	13	270,000	860,000
TOTAL NON-CURRENT LIABILITIES		29,879,693	7,776,038
TOTAL LIABILITIES		38,196,462	29,174,839
NET ASSETS/(LIABILITIES)		(2,296,072)	2,388,031
EQUITY
Ordinary shares	14	5,423,408	3,104,415
Reserves		(259,176)	366,725
Accumulated losses		(7,460,304)	(1,083,109)
TOTAL EQUITY		(2,296,072)	2,388,031

The accompanying notes form part of these financial statements.

Parnell Pharmaceuticals Holdings Pty Limited

Interim consolidated statements of changes in equity (unaudited)

	Ordinary Shares AUD$	(Accumulated losses)/ Retained earnings AUD$	Foreign Currency Translation Reserve AUD$	Total AUD$
Balance at 1 July 2013	3,104,415	(1,083,109)	366,725	2,388,031
Loss for the period	—	(6,377,195)	—	(6,377,195)
Other comprehensive loss for the period	—	—	(625,901)	(625,901)
Shares issued	2,318,993	—	—	2,318,993
Balance at 31 March 2014	5,423,408	(7,460,304)	(259,176)	(2,296,072)

	Ordinary Shares AUD$	(Accumulated losses)/ Retained earnings AUD$	Foreign Currency Translation Reserve AUD$	Total AUD$
Balance at 1 July 2012	3,104,964	3,074,946	398,809	6,578,719
Loss for the period	—	(2,583,877)	—	(2,583,877)
Other comprehensive income for the period	—	—	85,191	85,191
Dividends provided for or paid	—	(320,000)	—	(320,000)
Shares bought back during the period	(4)	—	—	(4)
Balance at 31 March 2013	3,104,960	171,069	484,000	3,760,029

The accompanying notes form part of these financial statements.

Parnell Pharmaceuticals Holdings Pty Limited

Interim consolidated statements of cash flows (unaudited)

	Note	1 July 2013 to 31 March 2014 AUD$	1 July 2012 to 31 March 2013 AUD$
CASH FLOWS FROM OPERATING ACTIVITIES:
Receipts from customers		5,225,646	6,511,885
Receipts from government grants		298,384	379,471
Payments to suppliers and employees		(9,469,499)	(7,059,967)
Interest received		20	20
Finance costs		(3,176,213)	(1,407,362)
Net cash used by operating activities		(7,121,662)	(1,575,953)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of plant and equipment		—	19,948
Payment for intangible asset		(1,181,747)	(2,652,293)
Receipts from tax incentives		1,378,734	—
Purchase of property, plant and equipment		(40,293)	(318,760)
Net cash provided by/(used by) investing activities		156,694	(2,951,105)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issue of 2013 Parnell Bonds		150,000	2,950,000
Repayment of 2011 Convertible Bonds		(4,495,317)	(268,498)
Proceeds from bank loans		28,415,549	3,157,078
Repayment of bank loans		(11,252,558)	—
Share buy-back payment		—	(4)
Warrant costs paid		(2,273,244)	—
Payment of lease liabilities		(157,638)	(156,765)
Dividends paid by parent entity		—	(320,000)
Net cash provided by financing activities		10,386,792	5,361,811
Net increase in cash and cash equivalents held		3,421,824	834,753
Cash and cash equivalents at beginning of period		859,708	78,294
Effects of exchange rate changes on cash		2,656	(550)
Cash and cash equivalents at end of the period	7	4,284,188	912,497

The accompanying notes form part of these financial statements.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Periods Ended 31 March 2014 and 2013

1   Significant changes in the current reporting period

The financial position and performance of the Group was particularly affected by the following events and transactions during the 9 months to 31 March 2014.

•	In January 2014, the Group entered into a credit agreement with a United States based lender, SWK Holdings LLC, for a seven-year USD$25,000,000 senior secured credit facility. The credit facility was utilised to refinance the previous senior debt facility of USD$9,900,000 with Partners For Growth LLC, which was due to mature in June 2014, and also for the Company to redeem USD$3,957,895 of Convertible Bonds that matured in March 2014. USD$2,000,000 was also paid in relation to a warrant attached to the Partners For Growth, LLC facility. In addition, 2,042,105 2011 Convertible Bonds converted to ordinary shares of the parent entity. Following the payment of fees and associated costs of establishing this new credit facility, USD$7,924,165 of funds were immediately available to the Group for working and growth capital purposes. The credit facility contains a financial covenant requiring us to retain a current asset ratio of greater than 1.25 after adjusting for subordinated debt (2013 Parnell Bonds) and to maintain a level of last twelve months revenues greater than that stipulated in the credit agreement, measured at the end of each quarter and increasing over time to a maximum of AUD$16 million by quarter ending 31 December 2017. In addition, the credit facility contains other customary affirmative and negative covenants. The Group has not and is not forecasting to breach any of the covenants attached to the SWK facility for the next 12 months.
•	The Group issued another 150,000, 2013 Parnell Bonds for AUD$150,000, between July and September 2013, with the same terms as those previously issued.
•	Government grants recognised as other revenue totalling AUD$298,384 (2013: AUD$659,652) were received in relation to research and development tax incentives.
•	For the first time the Group had a full period of operating our FDA-inspected sterile manufacturing, in Sydney Australia, facility and U.S. sales and marketing team, head-quartered in Kansas City, following the granting of approval for both our manufacturing facility and our reproductive hormones by the FDA in January, 2013.
•	In 2013, much of the expenditure relating to the manufacturing facility incurred was in relation to the completion of the commissioning process and as such capitalized to this fixed asset. As such, the operational costs of running our facility increased by AUD$800,514 period on period however with 75% available capacity in this facility we expect to augment this fully operational infrastructure by exploring contract manufacturing opportunities into the future.
•	The nine months to March 31, 2014 included the costs of implementing and running our U.S. based sales and marketing operation, associated with the launch costs of our reproductive hormones in the U.S. market and contributing to a period on period increase in operating expenditure of AUD$901,918.
•	In addition, there was a AUD$222,949 increase in Regulatory expenses as a result of increased FDA GMP license and product renewal fees following the FDA inspection of our sterile manufacturing facility and approval of our reproductive hormones.
•	A total of AUD$152,841 has also been incurred during the period in IPO transaction related costs which was not incurred during the same period in 2013.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Periods Ended 31 March 2014 and 2013

1   Significant changes in the current reporting period  – (continued)

Other matters

On April 28, 2014, the shareholders and the directors of the Group approved a ten-for-one consolidation of shares, which had the effect of a reverse share split that will become effective when the Australian Securities and Investments Commission (ASIC) alters the registration details of the parent entity. All share, per share and related information presented in these consolidated financial statements and accompanying footnotes has been retroactively adjusted, where applicable, to reflect the impact of the reverse share split.

The unaudited consolidated interim financial statements were authorised for issue by the Board of Director May 1, 2014.

2   Basis of preparation of interim report

This condensed consolidated interim financial report for the 9 month period ended 31 March 2014 has been prepared in accordance with Accounting Standard AASB 134 IAS 34) Interim Financial Reporting.

This condensed consolidated interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2013 and any public announcements made by Parnell Pharmaceuticals Holdings Pty Limited.

The accounting policies adopted are consistent with those of the previous financial year, except as set out below:

(a)	New and amended standards adopted by the Group

The Group had to change some of its accounting policies as the result of new or revised accounting standards which became effective for the annual reporting period commencing on 1 July 2013.

The affected policies and standards are:

-	Principles of consolidation — new standards AASB 10 (IFRS 10) Consolidated Financial Statements, and
-	Accounting for employee benefits — revised AASB 119 (IAS 19) Employee Benefits.

Other new standards that are applicable for the first time for the 9 month period ended 31 March 2014 are AASB 13 (IFRS 13) Fair Value Measurement, AASB 2012-2 Amendments to Australian Accounting Standards — Disclosures — Offsetting Financial Assets and Financial Liabilities and AASB 2012-5 Amendments to Australian Accounting Standards arising from Annual Improvements 2009 – 2011 Cycle. These standards have been introduced new disclosures for the interim period but did not affect the entity's accounting policies or any of the amounts recognised in the financial statements.

(i) Principles of consolidation — subsidiaries

AASB 10 (IFRS 10) was issued in August 2011 and replaces the guidance on control and consolidation in AASB 127 (IAS 27) Consolidated and Seperate Financial Statements and in Interpretation 112 Consolidation — Special Purpose Entities. Under the new principles, the Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Periods Ended 31 March 2014 and 2013

2   Basis of preparation of interim report  – (continued)

The Group has reviewed its investments in other entities to assess whether the consolidation conclusion in relation to these entities is different under AASB 10 (IFRS 10) or AASB 127 (IAS 27). No differences were found and therefore no adjustments to any of the carrying amounts in the financial statements are required as a resulf of the adoption of AASB 10 (IFRS 10).

(ii) Employee benefits

The adoption of the revised AASB 119 (IAS 19) Employee Benefits has changed the accounting for the Group's annual leave obligations. As the entity does not expect all annual leave to be taken within 12 months of the respective service being provided, annual leave obligations are now classified as long-term employee benefits in their entirety. This did change the measurement of these obligations, as the obligations are now measured on a discounted basis. However, the impact of this change was immaterial.

(b)	Impact of standards issued but not yet applied by the entity

AASB 9 (IFRS 9) Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard is not applicable until 1 January 2017 but is available for early adoption. When adopted, the standard will affect the Group's accounting for its available-for-sale financial assets, since AASB 9 (IFRS 9) only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading.

There will be no impact on the Group's accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have any such liabilities. The derecognition rules have been transferred from AASB 139 (IAS 39) Financial Instruments: Recognition and Measurement and have not been changed.

The new hedging rules align hedge accounting more closely with the group's risk management practices. As a general rule, it will be easier to apply hedge accounting going forward. The new standard also introduces expanded disclosure requirements and changes in presentation.

The Group has not yet assessed how its own hedging arrangements would be affected by the new rules, and it has not yet decided whether to adopt any parts of AASB 9 (IFRS 9) early. In order to apply the new hedging rules, the Group would have to adopt AASB 9 (IFRS 9) and the consequential amendments to AASB 7 (IFRS 7) and AASB 139 (IAS 39) in their entirety.

3   Critical accounting estimates and judgments

(a)	Deferred Tax Assets

At March 31, 2014, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management believes it is probable that the Group will realise the benefits of the deferred tax assets in relation to tax losses recognised.

Historically, the Group has been able to generate taxable income in sufficient amounts and believes that it will generate sufficient levels of taxable income in upcoming years to permit the Group to utilise tax benefits associated with tax losses carried forward and other deferred tax assets that have been recognised in its consolidated financial statements.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Periods Ended 31 March 2014 and 2013

3   Critical accounting estimates and judgments  – (continued)

In the event that a history of recent losses is present, the Group relied on convincing other positive evidence such as the accuracy of historical forecasting, growth in Production Animal US revenue, the character of (historical) non-recurring expenses, initial costs in relation to establishing the US operations and costs with commissioning of the recently FDA-inspected manufacturing facility in Australia to support the deferred tax assets recognised.

Tax losses carried forward

At March 31, 2014, the Group had total estimated tax losses carried forward of $12,593,140. Such amount includes net operating losses of $1,090,115 related to subsidiaries in the United States which would expire from 2020. The remaining tax losses carried forward of $11,503,025 are indefinite and are attributable to the Group’s operations in Australia.

(b)	Going Concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.

At March 31, 2014 the Group’s liabilities exceeded assets by AUD$2,296,072 and the Group experienced a loss from continuing operations of AUD$6,377,195 and operating cash outflows of AUD$7,121,662 for the nine month period then ended. The loss was largely driven by the Group’s continued investment in operating the newly commissioned, FDA-inspected manufacturing facility, launching the sale of the Group’s reproductive hormone products in the United States and refinancing charges. In addition, during the period the company experienced an unfavourable impact on companion animal sales due to delayed supply of the active pharmaceutical ingredient (API).

During the period the Group refinanced the Partners for Growth facility (USD$10,000,000) and the 2011 Convertible Bonds (USD$3,957,895) with a new USD$25,000,000 facility from SWK Holdings LLC (“SWK”). The remaining 2,042,105 Convertible Bonds were converted into equity of the Company. In addition, USD$2,000,000 was paid to Partners for Growth to terminate a warrant attached to their facility. The new facility with SWK is a seven year revenue sharing facility which, after the payment of fees and associated costs, generated approximately USD$7,900,000 of additional funds available to the Group for working capital purposes and returned the Group to a position where current assets exceed current liabilities. The SWK facility contains a number of covenants, including a financial covenant requiring the Group to retain a current asset ratio of greater than 1.25 after adjusting for subordinated debt (2013 Parnell Bonds) and also that the Group maintains a certain level of revenues for a prior twelve month period, measured at the end of each quarter. At March 31, 2014, the Company was in compliance with these covenants.

The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as and when they fall due requires that it meets or exceeds operational budgets in the future, has the support from its lenders, and raises funds from new loans, or refinancing, and/or securities issuances. The Group is well advanced in its plans to:

•	Raise new equity capital: Parnell continues to explore potential capital raise opportunities, such as an Initial Public Offering in the coming months.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Periods Ended 31 March 2014 and 2013

3   Critical accounting estimates and judgments  – (continued)

•	Grow net operating profits: In February 2013 Parnell launched estroPLAN and GONAbreed in the United States which were the first reproductive hormone products with FDA approval for combination use for estrous synchronization in dairy and beef cows. Parnell are also undergoing procedures to gain FDA approval in the United States for Zydax, for the treatment of osteoarthritis in dogs.
•	Negotiate restructure of debt with lenders to defer payment of certain 2013 Parnell Bonds. Parnell has the ability to work with certain holders of 2013 Parnell Bonds that are associates connected to related parties to potentially to defer the maturity date and also convert the warrants attached to ordinary shares.
•	Negotiate a restructure of its current Supply & Distribution agreement on certain products which may defer current obligations or generate product rights income.
•	Progress discussions on a potential distributor for estroPLAN in the European region with estroPLAN already registered in the United Kingdom.
•	Grow contract manufacturing revenue: Progress initial contract manufacturing discussions further with a number of potential organisations following the completion of its significant investment in its now FDA-inspected manufacturing facility.
•	Consider partial or full sale of products: Given the inherent value within our existing registrations the Group has the opportunity to continue negotiations with interest parties for partial or full sale of various of our products.

If one or all of these opportunities described above do not eventuate there is a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business. The Directors and management note that there is a risk that some or all of the above activities may not be successful, however, the Directors and management believe that the Group will be successful in the above matters and, accordingly, have prepared the financial report on a going concern basis.

The Directors and management have a responsibility to prepare the financial statements in accordance with accounting standards, which requires entities to prepare financial statements on a going concern basis unless the directors intend to liquidate the entity, cease trading or have no realistic alternative but to do so. No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not continue as a going concern.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Periods Ended 31 March 2014 and 2013

4   Revenue and Other Income

Revenue from continuing operations

	9 months to 31 March 2014 AUD$	9 months to 31 March 2013 AUD$
Sales revenue
- sale of goods	4,300,964	4,580,992
Other Income
Government grants	291,721	1,039,154
Gain on disposal of property, plant and equipment	9,816	13,178
Foreign exchange gain	1,662,900	—
Fair value gain on derivative	82,176	—
Interest received	16,221	20
Other income	—	153,343
	2,062,834	1,205,695

5   Profit and loss information

(a)	Expenses

	9 months to 31 March 2014 AUD$	9 months to 31 March 2013 AUD$
Financing costs
Interest expense	2,288,967	1,460,322
Borrowing costs	1,582,819	467,100
Less: Finance costs capitalised	(68,313)	(55,900)
Finance costs expensed	3,803,473	1,871,522
Foreign exchange gain/(loss) relating to borrowings	1,511,535	(334,740)
Transaction costs relating to potential US listing	152,281	—

6   Segment Information

Description of segments

The animal health pharmaceutical industry is characterised by meaningful differences in customer needs across different animal species and regions. In addition, our FDA-inspected sterile manufacturing facility has different operational characteristics. As a result of these differences, among other things, we manage our operations through four separate reportable segments.

Companion Animal

This segment covers the Groups Osteoarthritis portfolios across both Canine and Equine species. It is responsible for sales of our patented product Zydax, along with the complementary product Glyde across Australia, New Zealand, the Middle East and Asia.

Production Animal — U.S.

This segment covers the Groups Reproductive Hormone portfolio across Production Animal in the United States of America. It is responsible for the sales of the first reproductive hormone products approved for the indication of estrous synchronisation in both dairy and beef cows in the U.S.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Periods Ended 31 March 2014 and 2013

6   Segment Information  – (continued)

Production Animal — Rest of World

This segment covers the Group's Reproductive Hormone portfolio in Production Animal across all regions outside of the United States of America. It is responsible for the sales of these reproductive hormone products in Australia, New Zealand, the Middle East, Asia and Canada.

Manufacturing Operations

This segment is responsible for the operation of the Group's FDA-inspected sterile manufacturing facility and the manufacture and release of all of the Groups pharmaceutical products. The Manufacturing operations are also responsible for increasing factory utilisation via exploring future contract manufacturing opportunities.

Review of information by the CODM's

The Executive Directors (which includes the CEO, CFO and Chairman), who are the Group's chief operating decision maker's (“CODM's”), use the revenues and the segment results, being Adjusted Earnings Before Interest, Tax, Depreciation, Amortisation and Other Income (Adjusted EBITDAOI) of the four segments, among other factors, for performance evaluation of the individual segments and the overall Group, and the allocation of resources.

Description of segments – (continued)

The CODM's believe that Adjusted EBITDAOI represents the results of our underlying operating segments prior to considering certain income statement elements and other certain significant items, which are not directly associated with the activities of the operating segment.

The basis of calculating Adjusted EBITDAOI is by the removal of three significant items:

-	net foreign exchange losses/(gains) associated with the translation of foreign currency denominated indebtedness over time, which is considered to be a direct result of financing activities that is dependent upon fluctuations in foreign currency rates.
-	other income which typically include; income from the sale of assets or research and grant income received.
-	certain income statement elements and other certain significant items, which are not directly associated with the activities of the operating segment.

Other Costs and Business Activities

Certain costs are not allocated to our reporting segment results, such as costs associated with the following:

-	Corporate overheads, which is responsible for centralised functions such as information technology, facilities, legal, finance, human resources, business development, and procurement. These costs also include compensation costs and other miscellaneous operating expenses not charged to our operating segments, as well as interest and tax income and expense.
-	Certain transactions and events where expenses are incurred that are associated with capital structure of the Group or certain significant purchase accounting items that result from business combinations and/or asset acquisitions and divestments.

These costs are included within ‘unallocated' in our segment performance.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Periods Ended 31 March 2014 and 2013

6   Segment Information  – (continued)

Other Assets and Liabilities

We manage our assets and liabilities on a Group basis, not by segment. CODM does not regularly review any asset or liability information by segment and, accordingly, we do not report asset and liability information by segment.

Segment performance

9 months ended 31 March 2014

	Companion Animal AUD$	Production Animal – U.S. AUD$	Production Animal – Rest of World AUD$	Manufacturing Operations AUD$	Unallocated AUD$	Total AUD$
Revenues
Continuing products	871,438	1,035,545	2,393,981	—	—	4,300,964
Divested products	—	—	—	—	—	—
Total revenues	871,438	1,035,545	2,393,981	—	—	4,300,964
Cost of sales
Continuing products	(195,648)	(361,101)	(744,176)	—	—	(1,300,924)
Divested products	—	—	—	—	—	—
Facility costs	—	—	—	(2,813,078)	—	(2,813,078)
Total cost of sales	(195,648)	(361,101)	(744,176)	(2,813,078)	—	(4,114,002)
Gross Margin	675,790	674,444	1,649,806	(2,813,078)	—	186,962
Segment costs	(259,078)	(2,236,727)	(194,846)	—	—	(2,690,652)
Adjusted EBITDAOI	416,712	(1,562,283)	1,454,959	(2,813,078)	(2,105,144)	(4,608,835)

9 months ended 31 March 2013

	Companion Animal AUD$	Production Animal – U.S. AUD$	Production Animal – Rest of World AUD$	Manufacturing Operations AUD$	Unallocated AUD$	Total AUD$
Revenues
Continuing products	1,367,579	515,316	2,464,456	—	—	4,347,352
Divested products	—	—	—	233,640	—	233,640
Total revenues	1,367,579	515,316	2,464,456	233,640	—	4,580,992
Cost of sales
Continuing products	(263,400)	(182,221)	(504,871)	—	—	(950,492)
Divested products	—	—	—	(140,831)	—	(140,831)
Facility costs	—	—	—	(1,998,651)	—	(1,998,651)
Total cost of sales	(263,400)	(182,221)	(504,871)	(2,139,482)	—	(3,089,974)
Gross Margin	1,104,179	333,095	1,959,585	(1,905,842)	—	1,491,017
Segment costs	(338,587)	(1,444,305)	(160,518)	—	—	(1,943,409)
Adjusted EBITDAOI	765,592	(1,111,210)	1,799,067	(1,905,842)	(1,488,836)	(1,941,228)

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Periods Ended 31 March 2014 and 2013

6   Segment Information  – (continued)

(a)	Reconciliations

Cost of sales reconciliation

	9 months to 31 March 2014 AUD$	9 months to 31 March 2013 AUD$
Total segment cost of sales	(4,114,002)	(3,089,974)
Depreciation and amortisation expense	(499,290)	(501,643)
Total cost of sales	(4,613,292)	(3,591,617)

Reconciliation of Adjusted EBITDAOI result to loss before income tax

	9 months to 31 March 2014 AUD$	9 months to 31 March 2013 AUD$
Adjusted EBITDAOI	(4,608,835)	(1,941,228)
Other income	2,062,834	1,205,695
Depreciation	(587,266)	(615,159)
Amortisation	(307,606)	(65,551)
Finance costs	(3,803,473)	(1,871,522)
Loss on revaluation of derivative	—	(582,934)
Transaction related expenses	(152,841)	—
Foreign exchange gain/(loss) on borrowings	(1,511,535)	917,675
Loss before income tax	(8,908,722)	(2,953,024)

The total segment costs and unallocated expenses reconcile to selling and marketing expenses, regulatory expenses and administration expenses on the statement of comprehensive income less depreciation and amortisation.

A reconciliation of segment and unallocated costs to operating costs provided as follows:

	9 months to 31 March 2014 AUD$	9 months to 31 March 2013 AUD$
Segment and unallocated costs	(4,795,797)	(3,432,245)
Depreciation and Amortisation expense	(395,582)	(179,066)
Transaction related expenses	(152,841)
Operating costs as presented in statement of income/(loss)	(5,344,220)	(3,611,311)
Selling and Marketing expenses	(3,003,407)	(2,101,489)
Regulatory expenses	(330,035)	(107,086)
Administration expenses	(2,010,778)	(1,402,737)
Operating costs as presented in statement of income/(loss)	(5,344,220)	(3,611,312)

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Periods Ended 31 March 2014 and 2013

7   Cash and cash equivalents

	31 March 2014 AUD$	30 June 2013 AUD$
Cash on hand	1,060	1,339
Cash at bank	4,283,128	858,369
	4,284,188	859,708

8   Trade and other receivables

	31 March 2014 AUD$	30 June 2013 AUD$
CURRENT
Trade receivables	741,246	2,067,376
Loans to directors	64,064	64,064
Derivative on financial instruments	82,176	—
Other receivables relating to R&D tax incentive	1,197,151	2,574,253
	2,084,637	4,705,693

9   Property, plant and equipment

	31 March 2014 AUD$	30 June 2013 AUD$
Plant and equipment
At cost	13,712,656	13,712,339
Accumulated depreciation	(2,321,045)	(1,823,004)
Total plant and equipment	11,391,611	11,889,335
Leased plant and equipment
Capitalised leased assets	325,801	325,801
Accumulated depreciation	(325,801)	(324,552)
Total leased plant and equipment	—	1,249
Motor vehicles
Under lease	55,479	55,479
Accumulated depreciation	(39,085)	(28,543)
Total motor vehicles	16,394	26,936
Office equipment
At cost	374,628	334,652
Accumulated depreciation	(300,675)	(252,816)
Total office equipment	73,953	81,836
Total property, plant and equipment	11,481,958	11,999,356

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Periods Ended 31 March 2014 and 2013

9   Property, plant and equipment  – (continued)

(a)	Movements in carrying amounts of property, plant and equipment

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial period:

Consolidated	Plant and Equipment AUD$	Leased plant and equipment AUD$	Motor Vehicles AUD$	Office Equipment AUD$	Total AUD$
Period ended 31 March 2014
Balance at the beginning of period	11,889,335	1,249	26,936	81,836	11,999,356
Additions	317	—	—	39,976	40,293
Depreciation expense	(498,041)	(1,249)	(10,542)	(47,859)	(557,691)
Balance at the end of the period	11,391,611	—	16,394	73,953	11,481,958

10   Intangible Assets

	31 March 2014 AUD$	30 June 2013 AUD$
Development costs
Cost	12,532,675	11,367,905
Grants	(2,376,552)	(1,903,250)
Accumulated amortisation	(421,528)	(133,977)
	9,734,595	9,330,678
Computer software
Cost	203,081	186,104
Accumulated amortisation	(160,581)	(140,526)
	42,500	45,578
Total Intangibles	9,777,095	9,376,256
(a)	Reconciliation Detailed Table

Consolidated	Development costs AUD$	Computer software AUD$	Total AUD$
Period ended 31 March 2014
Balance at the beginning of the period	9,330,678	45,578	9,376,256
Additions	1,164,770	16,977	1,181,747
Amortisation	(287,551)	(20,055)	(307,606)
Grants	(473,302)	—	(473,302)
Closing value at 31 March 2014	9,734,595	42,500	9,777,095

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Periods Ended 31 March 2014 and 2013

11   Trade and other payables

	31 March 2014 AUD$	30 June 2013 AUD$
CURRENT
Trade payables	1,137,905	906,341
GST payable	8,202	68,324
Accrued expenses	1,077,496	893,510
Deferred income	213,090	—
Provision for fees received in advance	2,068,199	359,400
Other payables	75,332	75,429
	4,580,224	2,303,004
NON-CURRENT
Provision for fees received in advance	180,747	1,797,000

Provision for fees received in advance relates to funds advanced for a distribution and supply agreement with a third party where recognition of the amounts in income is dependent upon the Group achieving registration for its Osteoarthritis product Zydax in the US or Europe. The Group will be required to start repaying amounts originally received in the amount of USD$166,667 per month beginning in May 2014, and continuing until the earlier of (i) receipt of registration approval in the impacted country or (ii) the aggregate of such damages reach a cap of USD$1,300,000 with regard to the U.S., and USD$700,000 with regard to Europe which would be in May 2015. Once registration has been achieved, these amounts will become recognizable as income on a ratable basis over the remaining contractual period.

12  Borrowings

	31 March 2014 AUD$	30 June 2013 AUD$
CURRENT
Secured liabilities:
Finance lease liability	175,030	210,990
Loan facility	—	10,673,854
2011 Convertible bonds	—	6,971,730
2013 Parnell Bonds	2,978,288	—
	3,153,318	17,856,574
Less: borrowing costs attributable to 2013 Parnell Bonds and loan facility	(286,583)	(1,323,857)
Total current borrowings	2,866,735	16,532,717
NON-CURRENT
Secured liabilities:
Finance lease liability	12,555	134,233
Loan facility	27,111,336	—
2013 Parnell Bonds	1,468,981	4,271,639
	28,592,872	4,405,872
Less: borrowing costs attributable to 2013 Parnell Bonds and loan facility	(1,354,378)	(738,361)
Total non-current borrowings	27,238,494	3,667,511

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Periods Ended 31 March 2014 and 2013

12  Borrowings  – (continued)

Covenants

The SWK loan facility contains a financial covenant requiring us to maintain an adjusted current asset ratio of greater than 1.25, after adjusting for subordinated debt (2013 Parnell Bond balances) and to maintain a level of last twelve months revenues greater than that stipulated in the credit agreement, measured at the end of each quarter and increasing over time to a maximum of AUD$16 million by quarter ending 31 December 2017. In addition, the credit facility contains other customary affirmative and negative covenants. The Group has not and is not forecasting to breach any of the covenants attached to the SWK facility for the next 12 months.

2011 Convertible bonds and 2013 Parnell Bonds

	31 March 2014 AUD$	30 June 2013 AUD$
CURRENT
Face value of bonds*	2,950,000	6,375,004
Interest expense – current year**	221,425	719,083
Interest expense – brought forward	101,863	618,409
Interest paid	(295,000)	(740,766)
	2,978,288	6,971,730
NON-CURRENT
Face value of bonds*	1,350,000	4,150,000
Interest expense – current year**	99,178	121,639
Interest expense – brought forward	19,803	—
	1,468,981	4,271,639

The parent entity issued 12% convertible notes for USD$6,250,000 on 24 March 2011. The notes were convertible into ordinary shares of the parent entity. The conversion rate was AUD$0.3710526 for each note held, which was based on the market price per share at the date of the issue of the notes, but subject to adjustments for reconstructions of equity. In January 2014, 2,042,105 of these 2011 Convertible Bonds converted into ordinary equity of the parent entity and USD$3,957,895 (AUD $4,495,317) was redeemed.

The parent entity issued 2013 Parnell Bonds totalling AUD$4,150,000 from February 2013 to June 2013, with another AUD$150,000 issued during the period. The bonds have a two year term with repayment due in 2015. In addition, at maturity or upon a valuation event, bondholders can exercise an attached warrant for cash and/or share consideration at the election of the bondholder. The amount of cash consideration is calculated at 20% of total bond investment and warrant shares are represented by the number of bonds x 0.0000004% of the fully diluted share capital of the Company, as at the date of the valuation event.

*	Movement in face value of notes issued relates to the movement in USD/AUD exchange rate and redemption of one bondholder during the year. This movement has been recognised as part of the “net foreign exchange losses on borrowings”.
**	Interest expense is calculated by applying the effective interest rate of 12% to the liability component.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Periods Ended 31 March 2014 and 2013

13   Derivatives

	31 March 2014 AUD$	30 June 2013 AUD$
CURRENT
Derivatives on financial instruments	—	224,169
Warrants	590,000	2,092,954
	590,000	2,317,123
NON-CURRENT
Warrants	270,000	860,000
(a)	Warrant

A derivative is recognised in relation to the warrants that were issued by the Company for the USD loan facility and 2013 Parnell Bonds. As a result of the refinance of the Partners for Growth facility, all warrants in relation to the USD loan facility have been extinguished.

The liability was initially measured at fair value in accordance with AASB 139 (IAS 39).

14   Ordinary shares

	31 March 2014 AUD$	30 June 2013 AUD$
5,700,000 (2013: 5,700,000) Ordinary A Class shares	2,935,483	2,935,483
923,050 (2013: 923,050) Ordinary B Class shares	78,912	78,912
507,687 (2013: 507,687) Ordinary C Class shares	51,812	51,812
20,000 (2013: 20,000) Ordinary D Class shares	10	10
367,863 (2013: 367,863) Ordinary E Class shares	38,198	38,198
625,048 (2013: nil) Ordinary CB shares	2,318,993	—
Total	5,423,408	3,104,415

Movements in ordinary share capital

Date	Details	No of shares	Issue price AUD$	Amount AUD$
28/1/14	Issue of CB shares	625,048	3.71	2,318,993

There have been no other movements in the other classes of ordinary shares in the 9 months to 31 March 2014. (31 March 2013: No movement)

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Periods Ended 31 March 2014 and 2013

15  Financial Risk Management

Liquidity risk

The Group’s liabilities have contractual maturities which are summarised as at 31 March 2014 and 30 June 2013 below:

	Not later than 1 month		1 to 3 months		3 months to 1 year		1 to 5 years
	2014 AUD$	2013 AUD$	2014 AUD$	2013 AUD$	2014 AUD$	2013 AUD$	2014 AUD$	2013 AUD$
Borrowings and warrants (excluding finance leases)	329,393	158,050	608,232	316,100	4,962,777	21,374,179	33,994,560	5,558,803
Embedded derivatives	—	—	—	—	—	224,169	—	—
Finance lease obligations	19,689	19,689	39,738	39,738	129,605	178,820	13,559	147,659
Trade payables	2,360,446	1,943,604	—	—	—	—	—	—
Total	2,709,528	2,121,343	647,970	355,838	5,092,382	21,777,168	34,008,119	5,706,462

Fair value of borrowings

For the majority of the borrowings, the fair values are not materially different to their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature. Material differences are identified only for the following borrowings:

	2014		2013
	Net Carrying Value AUD$	Net Fair value AUD$	Net Carrying Value AUD$	Net Fair value AUD$
Financial liabilities
Long term loan	27,111,336	31,828,708	10,673,854	11,714,555
2011 Convertible bonds	—	—	6,971,730	7,613,657
2013 Parnell bonds	4,447,269	4,981,996	4,271,639	5,125,967
Lease liabilities	187,585	202,591	345,223	385,906
	31,746,190	36,923,295	22,262,446	24,840,085

The fair values of non-current borrowings are based on discounted cash flows using appropriate discount rates. They are classified as level 3 fair values in the fair value hierarchy due to the unobservable inputs, including own credit risk. Own credit risk was included in the first time for the period ended 31 March 2014 following the adoption of AASB 13 (IFRS 13) Fair Value Measurement. This resulted in an increase of the respective discount rates by approximately 200 basis points.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Periods Ended 31 March 2014 and 2013

16  Tax

	Opening Balance AUD$	Charged to Income AUD$	Charged directly to Equity AUD$	Changes in Tax Rate AUD$	Exchange Differences AUD$	Closing Balance AUD$
Deferred tax assets
Provisions – employee benefits	85,706	(3,437)	—	—	—	82,269
Accruals	332,440	(110,247)	—	—	—	222,193
Deferred tax assets attributable to tax losses	589,570	704,385	—	—	—	1,293,955
Unrealised foreign exchange	404,921	184,960	—	—	—	589,881
Borrowings	58,056	—	—	—	—	58,056
Other	4,418	—	—	—	—	4,418
Balance at 31 March 2013	1,475,111	775,661	—	—	—	2,250,772
Provisions – employee benefits	27,779	12,622	—	—	—	40,401
Accruals	238,718	91,359	—	—	—	330,077
Deferred tax assets attributable to tax losses	1,384,062	3,156,961	—	2,052	—	4,543,075
Unrealised foreign exchange	944,012	1,292	—	—	—	945,304
Other	1,347	—	—	—	—	1,347
Balance at 31 March 2014	2,595,918	3,262,234	—	2,052	—	5,860,204

	Opening Balance AUD$	Charged to Income AUD$	Charged directly to Equity AUD$	Changes in Tax Rate AUD$	Exchange Differences AUD$	Closing Balance AUD$
Deferred tax liability
Intangible assets	709,615	16,770	—	—	—	726,385
Borrowing cost asset	138,588	126,259	—	—	—	264,847
Unrealised foreign exchange	69,330	263,485	—	—	—	332,815
Balance at 31 March 2013	917,533	406,514	—	—	—	1,324,047
Intangible assets	831,545	20,494	—	—	—	852,039
Borrowing cost asset	306,933	185,354	—	—	—	492,287
Unrealised foreign exchange	220,452	524,858	—	—	—	745,310
Balance at 31 March 2014	1,358,930	730,706	—	—	—	2,089,636

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Periods Ended 31 March 2014 and 2013

17  Dividends

	9 months ended 31 March 2014 AUD$	9 months ended 31 March 2013 AUD$
Dividends paid during the period	—	320,000

18  Fair Value Measurement

The Group measures the following assets and liabilities at fair value on a recurring basis:

•	Financial assets
•	Derivatives
(a)	Fair value hierarchy

AASB 13 (IFRS 13) Financial Instruments: Disclosures requires all assets and liabilities measured at fair value to be assigned to a level in the fair value hierarchy as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

The table below shows the assigned level for each asset and liability held at fair value by the Group:

31 March 2014	Level 1 AUD$	Level 2 AUD$	Level 3 AUD$	Total AUD$
Recurring fair value measurements
Financial assets
Derivatives on financial instruments	—	82,176	—	82,176
Financial liabilities
Warrants	—	—	860,000	860,000

30 June 2013	Level 1 AUD$	Level 2 AUD$	Level 3 AUD$	Total AUD$
Recurring fair value measurements
Financial liabilities
Derivatives on financial instruments	—	—	224,169	224,169
Warrants	—	—	2,952,954	2,952,954
(b)	Valuation techniques used to determine fair values

Level 1:  The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted marked price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Periods Ended 31 March 2014 and 2013

18  Fair Value Measurement  – (continued)

Level 2:  The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3:  If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for warrants.

Specific valuation techniques used to value financial instruments include:

-	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date.
-	The fair value of the remaining financial instruments is determined using discounted cash flow analysis.

All of the resulting fair value estimates are included in level 2 except for warrants as explained below.

Level 3 measurements

A reconciliation of the movements in recurring fair value measurements allocated to Level 3 of the hierarchy is provided below:

Warrants	9 months to 31 March 2014 AUD$
Balance at beginning of period	2,952,955
Total gains or losses for the period
Settlement	(2,275,313)
Recognised in profit or loss – foreign exchange	182,358
Balance at end of period	860,000
Derivatives
Balance at beginning of the period	224,169
Total gains or losses for the period
Settlement and amortisation	(236,538)
Recognised in profit or loss – foreign exchange	12,369
Balance at end of the period	—

Unobservable inputs and sensitivities

Description	Fair value at 31 March 2014 AUD$	Valuation technique	Unobservable inputs	Range of inputs (probability weighted average)	Relationship of unobservable inputs to fair value
Warrants	860,000	Discounted cash flows	Risk adjusted discount rate	10% – 20% (15%)	A change in the discount rate by 50bps would not increase/decrease the fair value of the warrants.

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Periods Ended 31 March 2014 and 2013

18  Fair Value Measurement  – (continued)

Valuation process

The finance function of the group includes a team that performs the valuations of non-property assets required for financial reporting purposes, including level 3 fair values. The team reports directly to the Chief Financial Officer (CFO) and the Board of Directors. Discussion of the valuation processes and results are held between the CFO, Board of Directors and the finance function at least once every twelve months, in line with the Group's reporting dates.

Fair value measurements using significant unobservable inputs (level 3)

The main level 3 inputs used by the Group in measuring the fair value of the financial instruments are derived and evaluated as follows:

-	Discount rates: these are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

Changes in level 2 and 3 fair values are analysed at each reporting date during the valuation discussion between the CFO, Board of Directors and the finance function.

19  Related Parties

	9 months to 31 March 2014 AUD$	9 months to 31 March 2013 AUD$
Dividends paid to a director	—	320,000
Rental and outgoings amounts paid to a Company controlled by a director	413,419	404,466
Interest paid/payable to associates connected to related parties for the 2011 Convertible Bonds	105,918	69,050
Interest paid/payable to associates connected to related parties for the 2013 Parnell Bonds	119,356	14,308
Amounts paid to associates connected to related parties in relation to the 2011 Convertible Bonds in January 2014	56,831	—

In addition to the above, 1,912,782 CB Shares were issued during the 9 months to 31 March 2014 (9 months to 31 March 2013: Nil) to associates connected to related parties in relation to the 2011 Convertible Bonds. These shares were issued in January 2014.

(a)	Loans to key management personnel

Unsecured loans are made to the directors on an arm's length basis. Loans are unsecured and repayable in cash.

	Opening balance AUD$	Closing balance AUD$	Interest paid/payable AUD$
Loans to KMP
2014	64,064	64,064	6,505
2013	50,000	64,064	4,492

Parnell Pharmaceuticals Holdings Pty Limited

Notes to the Financial Statements
For the Periods Ended 31 March 2014 and 2013

19  Related Parties  – (continued)

Interest is payable on these loans at the statutory benchmark rate as advised by the Australian Taxation Office. The loans are repayable within 30 days of written notice being provided or upon termination of employment.

20  Events Occurring After the Reporting Date

On April 28, 2014, the shareholders and the directors of the Group approved a ten-for-one consolidation of shares, which had the effect of a reverse share split that will become effective when the Australian Securities and Investments Commission (ASIC) alters the registration details of the parent entity. All share, per share and related information presented in these consolidated financial statements and accompanying footnotes have been retroactively adjusted, where applicable, to reflect the impact of the reverse share split.

On April 28, 2014, the shareholders and directors of the Group also approved the conversion of the parent entity to be changed from a proprietary company to a public company limited by shares, with the adoption of a new constitution, a change of name of the parent entity to Parnell Pharmaceuticals Holdings Ltd and the conversion of shares into a single class of ordinary shares. All of these matters will become effective when ASIC alters the registration details of the parent entity.

On May 20, 2014, at the election of the 2013 Parnell bondholders, all of the attached warrants issued with the 2013 Parnell Bonds, between February to September 2013, were converted into 1,400,710 ordinary shares of the Company. Subsequent to this conversion no further warrant obligations exist within the Company.

No other matters or circumstances have arisen since the end of the financial period which significantly affected or could significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

Parnell Pharmaceuticals Holdings Ltd

Ordinary Shares

PRELIMINARY PROSPECTUS

Joint Book-Running Managers

Jefferies

Piper Jaffray

Co-Lead Managers

JMP Securities
Ladenburg Thalmann & Co. Inc.

Co-Manager

Geller Biopharm

    , 2014

Until            , 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II
 INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

Australian law.  Australian law provides that a company or a related body corporate of the company may provide for indemnification of officers and directors, except to the extent of any of the following liabilities incurred as an officer or director of the company:

•	a liability owed to the company or a related body corporate of the company;
•	a liability for a pecuniary penalty order made under section 1371G or a compensation order made under section 1317H, 1317HA or 1317HB of the Corporations Act respectively;
•	a liability that is owed to someone other than the company or a related body corporate of the company and did not arise out of conduct in good faith; or
•	legal costs incurred in defending an action for a liability incurred as an officer or director of the company if the costs are incurred:
º	in defending or resisting proceedings in which the officer or director is found to have a liability for which they cannot be indemnified as set out above;
º	in defending or resisting criminal proceedings in which the officer or director is found guilty;
º	defending or resisting proceedings brought by ASIC or a liquidator for a court order if the grounds for making the order are found by the court to have been established (except costs incurred in responding to actions taken by ASIC or a liquidator as part of an investigation before commencing proceedings for a court order); or
º	in connection with proceedings for relief to the officer under the Corporations Act, in which the court denies the relief.

Constitution.  Our Constitution provides, except to the extent prohibited by the law and the Corporations Act, for the indemnification of every person who is or has been an officer or a Director of the Company against any liability arising directly or indirectly from the person serving or having served in that capacity (other than legal costs that are unreasonable). This includes any liability incurred by that person in their capacity as an officer or director of the company where the company requested that person to accept that appointment.

Pursuant to the underwriting agreement for this offering, the form of which is filed as Exhibit 1.1 to this registration statement, the underwriters will agree to indemnify our directors and officers and persons controlling us, within the meaning of the Securities Act, against certain liabilities that might arise out of or are based upon certain information furnished to us by any such underwriter.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have sold to third parties the securities listed below without registering the securities under the Securities Act. None of these transactions involved any public offering. All of our securities were sold through private placements outside the U.S. to foreign persons. The numbers and prices of the securities listed below do not take into account the ten-for-one consolidation of our ordinary shares, which has fee effect of a reverse stock split, which we effected on April 28, 2014, and conversion of our status to a public company limited by shares effected immediately prior to completion of this offering. Accordingly, we believe that each of the following issuances were exempt from registration under the Securities Act in reliance on Regulation S or Regulation D under the Securities Act or Section 4(2) of the Securities Act:

•	In March 2011, we issued to certain qualified subscribers 6,250,000 bonds for an aggregate offering price of $6,250,000. In accordance with our Constitution, our Board of Directors passed resolutions approving this issuance on March 24, 2011. In January 2014, we provided each bondholder a notice to redeem the bonds in accordance with the 2011 Terms for Subscription. Following the notice to redeem, and pursuant to the election of the bondholders, 6,250,475 Class CB shares were issued, and an aggregate payment of $3,957,895 was made, to bondholders.
•	Between February and September 2013, we issued to certain qualified subscribers 4,300,000 bonds for an aggregate offering price of $4,300,000. In accordance with our Constitution, our Board of Directors passed resolutions approving this issuance on February 8, 2013. The bonds mature on between February and September 2015, but may be redeemed early by the Company or by the bondholder in accordance with the Conditions of 2013 Bonds. The Bonds were issued with a stapled warrant which converted into 1,400,710 ordinary shares of the Company, pursuant to the election of the bondholders on May 20, 2014.
•	We have historically operated equity plans for employees. The plans, the Executive Share Plan and the Employee Share Plan, gave the opportunity for employees to purchase a class of shares with restricted rights, excluding, for example, voting rights. Approximately 15% of the total shares on issue were purchased by senior management, and a further approximately 5% of the total shares were purchased by a discretionary trust with lower-level employees as the beneficiaries. Under the rules of these plans, employees were required to purchase the shares at fair market value, determined by an independent valuation. The ascribed value of these restricted shares was minimal, due to certain restrictions on the stock, the uncertainty whether holders would ever have their rights varied under the plans, and the possibility of our ability to re-purchase shares held by a terminated employee. The Board has recently elected to vary the rights of some of these shares. In contemplation of this initial public offering, the Board expects to vary the remaining shares held pursuant to the plans to be the same as our ordinary A class shares.

Upon an initial public offering, the Executive Share Plan and the Employee Share Plan will come to an end. In 2011, 7,230,496 Class B ordinary shares were issued and sold under the Executive Share Plan, 4,751,865 Class C ordinary shares were issued and sold under the Executive Share Plan, and 3,503,631 Class E ordinary shares were issued and sold under the Executive Share Plan.

No underwriters were employed in connection with any of the above issuances.

Item 8. Exhibits and Financial Schedules

(a)	Exhibits

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
1.1	Form of Underwriting Agreement.**
3.1	Constitution of Parnell Pharmaceuticals Holdings Ltd.
5.1	Opinion of Atanaskovic Hartnell.
10.1	Distribution and Supply Agreement, dated as of September 29, 2009, by and between Parnell North America Pty Ltd and Vetoquinol Canada, Inc.†*
10.2	Distribution and Supply Agreement, dated as of February 9, 2011, by and between Parnell Europe Pty Ltd and Elanco, a division of Eli Lilly and Company.†*
10.3	Distribution and Supply Agreement Amendment 1, dated as of December 2, 2011, by and between Eli Lilly and Company and Parnell Europe pty Ltd.†*
10.4	Lease Agreement, dated as of June 27, 2011, by and between Parnell Manufacturing Pty Ltd and Helion Properties Pty Ltd.*
10.5	Supply Agreement, dated as of September 26, 2011, by and between Parnell Manufacturing Pty Ltd and Bachem A.G.†*
10.6	Employment Agreement, dated as of February 1, 2011, by and between Parnell Pharmaceuticals Holdings Ltd and Robert Joseph.†*
10.7	Employment Agreement, dated as of February 1, 2011, by and between Parnell Pharmaceuticals Holdings Ltd and Brad McCarthy.†*
10.8	Lease Agreement, dated as of March 6, 2013, by and between Parnell, Inc. and UCM/SREP-Corporate Woods, LLC.*
10.9	Supply Agreement, dated December 3, 2013, by and between Parnell Manufacturing Pty Ltd and IDT Australia Ltd.†*
10.10	Credit Agreement, dated as of January 23, 2014, by and among Parnell Pharmaceuticals Holdings Ltd, Parnell, Inc. and SWK Funding LLC.†*
10.11	Supply Agreement, dated of January 1, 2014, by and between Parnell Manufacturing Pty Ltd and Piramal Healthcare (UK) Ltd.†*
10.12	License Agreement, dated as of March 18, 2014, by and between Parnell Technologies Pty Ltd and CIMTECH Pty Ltd.†*
10.13	Revenue Sharing Deed dated as of October 14, 2011 by and among Parnell Pharmaceuticals Holdings Ltd. and all subsidiaries and Partners for Growth III, L.P.†*
10.14	Conditions of 2013 Bonds.*
10.15	2014 Omnibus Equity Incentive Compensation Plan.
10.16	Form of Deed Poll given by 2013 Bondholders in favor of Parnell Pharmaceuticals Holdings Pty Ltd dated May 30, 2014.
10.17	Form of Lock-up Agreement.
21.1	Subsidiaries of Parnell Pharmaceuticals Holdings Ltd.*
23.1	Consent of Atanaskovic Hartnell (included in Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers.
24.1	Power of Attorney (included in signature pages of Registration Statement).

*	Previously filed.
**	To be filed by amendment.
†	Confidential treatment requested. Confidential materials omitted and filed separately with the Securities and Exchange Commission.
(b)	Financial Statement Schedules

All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto or the additional information thereto.

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question, whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A, and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this registration statement on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sydney, New South Wales, Australia on this 4th day of June, 2014.

PARNELL PHARMACEUTICALS HOLDINGS LTD

By:	/s/ Robert T. Joseph Robert T. Joseph President and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Robert T. Joseph Robert T. Joseph	Director, President and Chief Executive Officer (principal executive officer)	June 4, 2014
/s/ Brad R. McCarthy Brad R. McCarthy	Director, Chief Financial Officer (principal financial officer and principal accounting officer)	June 4, 2014
* Alan Richard Bell	Director and Chairman	June 4, 2014
* Peter L. Molloy	Director	June 4, 2014
* Andrew J. Want	Director	June 4, 2014
*By:	/s/ Robert T. Joseph Robert T. Joseph, Attorney-in-fact